Exhibit 99.5

JBS S.A. Publicly-Held Company CNPJ/MF No. 02.916.265/0001-60 State Registration (NIRE) No. 35.300.330.587 MANAGEMENT PROPOSAL FOR THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON MAY 23, 2025 To the Shareholders: JBS S.A., a corporation with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Marginal Direita do Tietê, No. 500, Block I, 3rd Floor, Vila Jaguara, Postal Code (CEP) 05118-100, with its articles of incorporation filed with the Commercial Registry of the State of São Paulo under State Registration (NIRE) 35.300.330.587, enrolled in the National Corporate Taxpayers’ Register of the Ministry of Finance (“CNPJ/MF”) under No. 02.916.265/0001-60, registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (“CVM”) as a category “A” publicly-held company under code 02057-5 (“Company” or “JBS S.A.”), hereby submits to your consideration this management proposal (“Proposal” or “Management Proposal”) containing its recommendations regarding the matters included in the agenda of the Extraordinary General Meeting to be held on May 23, 2025, at 10:00 a.m., in person, at the auditorium located at Block 2, Ground Floor, of the headquarters of the Company (“EGM”). The EGM is being called in connection with the material facts disclosed by the Company on July 12, 2023, September 4, 2023, March 17, 2025 and on April 22, 2025, whereby certain information regarding the proposed dual listing of its shares on the stock exchange on Brazil and on the United States of America was disclosed. As disclosed in the abovementioned material facts, JBS S.A. wishes to promote a simultaneous dual listing in Brazil and in the United States, having as vehicle JBS N.V.1, an entity incorporated under the laws of the Netherlands (“JBS N.V.”), which will obtain registration as a foreign issuer with the CVM in order to have Brazilian Depositary Receipts - Level II BDRs admitted to trading on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), representing its Class A Shares (as defined below) and will be registered as a foreign issuer (Foreign Private Issuer – FPI) with the Securities and Exchange Commission (“SEC”) in order to have its Class A Shares admitted to trading on the New York Stock Exchange (“NYSE”), resulting in the cessation of trading of JBS S.A. common shares on the B3’s “Novo Mercado” listing segment (“Dual Listing”). 1 JBS N.V. currently operates under the name JBS B.V. and, prior to completion of the transaction, it will have its current corporate form of private limited liability company (Besloten Vennootschap - BV) converted into a public limited liability company under the Dutch law (Naamloze Venootschap - NV).

1. CENTRAL PURPOSES OF THE DUAL LISTING The Dual Listing aims to create a structure that enables JBS S.A. to better reflect its global presence and its international operations, as well as to implement its growth strategy in order to improve its ratings and maximize value to its shareholders. The main purposes of the Dual Listing are: (i) Adapt JBS S.A.’s corporate structure to the global and diversified profile of the Company’s operations; (ii) Potential unlocking of the value of the Company´s shares; and (iii) Expand investment capacity to strengthen conditions for growth and competition with global competitors. The Dual Listing will enable the JBS group to: (i) Further strengthen corporate governance; (ii) Increase its visibility among the global investor community, thereby increasing the comparability with its main peers; (iii) Broaden the access to a wider base of investors; (iv) Increase the flexibility in the use of equity as a source of financing, paving the way to fundraising through issuing shares and, consequently, reduce the need to incur in debt to support growth; and (v) Reduce the cost of capital. When completed, the transaction will not change in any material aspect the current operating and managerial structure of JBS S.A., in such way that operating assets, employees, financial flows, and logistic chains will remain where and how they currently stand. 2. DUAL LISTING DESCRIPTION The Dual Listing will be carried out through the merger, by JBS Participações Societárias S.A. (“JBS Participações”), of all shares issued by JBS S.A. not held by JBS Participações on the date of its implementation (“Merger of Shares”), having as consideration the delivery to JBS S.A. shareholders (except JBS Participações), on the date of completion of the transaction, of 1 (one) mandatorily redeemable preferred share issued by JBS Participações (“Redeemable Share”) for every 2 (two) JBS S.A. shares (“Exchange Ratio”), which will be immediately redeemed upon delivery of 01 (one) securities deposit certificate - Level II BDRs for each Redeemable Share, backed by 01 (one) Class A Shares issued by JBS N.V. (“BDRs”).

2.1. Dual Listing Stages 2.1.1. First Stage: As a first stage of the Dual Listing, JBS N.V. will become the indirect controlling shareholder of JBS S.A., through of the following transactions, implemented in two steps (the “Controlling Shareholders Contributions”): (a) First step, already concluded in December 2023: (i) J&F S.A. (formerly known as J&F Investimentos S.A.), a privately-held company organized under the laws of Brazil (“J&F”) and Fundo de Investimento em Participações em Cadeias Produtivas Agroindustriais – FIP FIAGRO Formosa - Investimento no Exterior, an investment fund organized in Brazil indirectly held by J&F (“FIP Formosa” and, together with J&F, the “Controlling Shareholders”) subscribed a JBS Participações capital increase through the compromise to pay in such capital increase with the contribution of all of its JBS S.A. shares. J&F compromised to contribute all of the JBS S.A. shares held by it, of which 369,918,510 were already contributed and FIP Formoso compromised to contribute and already contributed all of its 180,010,329 shares. J&F and FIP Formosa received, in exchange, JBS Participações Shares; (ii) immediately thereafter, J&F and FIP Formosa contributed all of the received JBS Participações shares, pursuant to the step above, to J&F Investments Luxembourg S.à.r.l, a private limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“LuxCo”); (iii) immediately thereafter, LuxCo contributed all of the aforementioned JBS Participações shares to JBS N.V. (b) Second step: (i) J&F will contribute its remaining JBS S.A. common shares (totaling 522,224,559 JBS S.A. shares) to JBS Participações as payment for the already issued and subscribed shares; (ii) immediately thereafter, J&F will contribute and transfer the aforementioned paid shares of JBS Participações to LuxCo; and (iii) immediately thereafter, LuxCo will contribute and transfer all such shares of JBS Participações to JBS N.V. On the date of this Management Proposal, as a result of the first step of the Controlling Shareholders Contributions: (a) J&F and JBS Participações are the direct controlling shareholders of JBS S.A.; (b) J&F indirectly own 100% of the capital stock of JBS Participações; and (c) Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista indirectly own 100% of the capital stock of J&F. Following the completion of the second step of the Controlling Shareholders Contributions, and immediately before the second stage described below, it is expected that: (a) Luxco would hold 241.234.515 Class A Shares and 294.842.184 Class B Shares (as defined below) issued by JBS N.V.; (b) JBS N.V. would, through JBS Participações, hold the common shares issued by JBS S.A. currently held directly by J&F; and (c) JBS N.V. would become the indirect controlling shareholder of JBS S.A. The Controlling Shareholders Contributions are subject to the same exchange ratio that will be applied to JBS S.A.’s non-controlling shareholders pursuant to the Merger of Shares and Redemption (as defined below). However, since the capital structure of JBS N.V. will differ from JBS S.A. capital structure, as a result of the different classes of shares of JBS N.V., the voting power of the Controlling Shareholders (indirectly, through LuxCo) may increase compared to the current voting power they have on JBS S.A., depending on the number of Class A Shares that will be converted into Class B Shares by the non-controlling shareholders during the Class A Conversion Period (as defined below). If the Merger of Shares is not approved by the EGM, then the second step described above may not occur, the first step may or may not be reversed, depending exclusively on how the controlling shareholders will decide to maintain the shareholding structure of JBS S.A., which will not affect JBS S.A. 2.1.2. Second Stage: The second stage of the Dual Listing, subject to approval at the EGM and at a general shareholders’ meeting of JBS Participações, will result in the receipt (a)

by JBS S.A. shareholders on the last trading day of its JBS S.A. shares on the B3 (“Last Trading Day”), except for JBS Participações (“JBS S.A. Shareholders”) of Class A Shares in the form of BDRs; and (b) the Cash Dividend (as defined below). In the case of holders of American Depositary Receipts2 that represents JBS S.A. common shares (“ADR Holders” and “ADRs”, respectively), they will receive Class A Shares through cancelling BDRs, which will be done directly by the ADR Depositary Bank (as defined below) after the Redemption (as defined below). Each JBS S.A. Shareholder will receive, after the conclusion of the first step, 1 (one) BDR for every 2 (two) JBS S.A. common shares it holds, provided that every BDR will correspond to 1 (one) JBS N.V. Class A Share. JBS S.A. Shareholders will receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. Shareholder or ADS Holders had in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs resulting from the Merger of Shares and the Redemption and the issuance or transfer of Class A Shares to certain members of senior management as a performance bonus for the successful completion of the Dual Listing. The second stage will include the following steps: o Merger of Shares. The merger, by JBS Participações, of all shares issued by JBS S.A., at their book value. In exchange, JBS Participações will issue, in favor of JBS S.A. Shareholders3, 1 (one) Redeemable Share for every 2 (two) JBS S.A. common shares held by such JBS S.A. Shareholder. Thus, after the implementation of the Dual Listing, JBS S.A. will become a wholly owned subsidiary of JBS Participações. o Redemption. Immediately after and on the same date of the Merger of Shares, JBS Participações will redeem all the Redeemable Shares (“Redemption”) upon delivery, to each of their holders4, of 1 (one) BDR for every 1 (one) Redeemable Share. If any holder of BDRs wishes to hold Class A Shares directly, the respective holder of BDRs must take the necessary steps to cancel their BDRs by providing instructions to the B3 through their respective custody agents. In order to receive Class A Shares, shareholders must open an account with a brokerage firm accredited in the United States. 2 The ADRs each represent two common shares of JBS S.A. 3 Including the depositary bank of the ADRs, The Bank of New York Mellon (“ADR Depositary Bank”) 4 Including the ADR Depositary Bank. The ADR Depositary Bank will proceed with the immediate cancellation of the BDRs it receives as a result of the Redemption, so that the Class A Shares corresponding to the BDRs are delivered to the ADR Holders, provided that the fees due to the ADR Depositary Bank for this transaction will be paid by JBS S.A. on behalf of the ADR Holders.

o Cash Dividend. The EGM will resolve on the declaration of dividends, in favor of all holders of JBS S.A. shares on the EGM date5, in the amount of R$1.00 (one real) per share, totaling the amount of R$2,218,116,370 (two billion, two hundred and eighteen million, one hundred and sixteen thousand, three hundred and seventy reais) (“Cash Dividend”). The resolution regarding the Cash Dividend will be conditioned to the approval of the Merger of Shares by the EGM. The Cash Dividend shall be paid on a date to be disclosed in due course by the Company’s management. The Cash Dividend declared to JBS Participações will be fully transferred to the Controlling Shareholders. After the effective date of the Meger of Shares and the Redemption: (i) a holder of Class A Shares may deposit their Class A Shares before the depositary bank of the JBS N.V. BDR Program (as defined below) and receive BDRs; and (ii) a holder of BDRs may cancel its BDRs and receive its underlying Class A Shares; Excluding the Cash Dividend, no additional consideration in cash or in kind will be paid to JBS S.A. shareholders or ADR Holders in connection to the Dual Listing. 2.2. JBS N.V. Capital Structure and Conversion Period 2.2.1. Capital Structure: JBS N.V. capital structure, after implementation of the Dual Listing, shall be composed of three (3) classes of shares, as below: (a) Class A Common Shares, which shall be traded on a stock exchange in the United States and shall grant the right to one vote per share at JBS N.V. shareholders’ meetings (“Class A Shares”); (b) Class B Common Shares, which shall not be admitted to trading on a stock exchange in the United States or in any other organized market, which will grant ten votes per share at JBS N.V. shareholders’ meetings and shall be convertible into Class A Shares (“Class B Shares”)6; and (c) Conversion Shares, which shall not be admitted to trading on a stock exchange in the United States or in any other organized market (“Conversion 5 The Cash Dividend will be paid to the ADR Holders on a cut-off date to be established by the ADR Depositary Bank, which may be the date of the EGM or a later date. 6 Class B Shares will be convertible into Class A Shares and Conversion Shares, at the rate of 1 (one) Class A Share and 1 (one) Conversion Share for each 1 (one) Class B Share. Class B Shares shall be convertible into Class A Shares at any time, at the rate of one Class A Share for each Class B Share converted

Shares”), the sole purpose of which is to enable, in accordance with the laws of the Netherlands, the conversion of Class B Shares into Class A Shares. The Class A Shares and Class B Shares will have the same economic rights. The Conversion Shares are without distribution rights and are necessary with the exclusive purpose of enabling the conversion of Class B Shares into Class A Shares without such conversion resulting in a capital reduction of JBS N.V., as these two classes of shares (A and B) have different nominal values. Immediately after converting Class B Shares into Class A Shares, the corresponding Conversion Shares will be mandatorily acquired by JBS N.V., for no consideration. 2.2.2. Conversion Period: Upon completion of the Dual Listing and for a limited period of time, commencing on the first trading day of the Class A Shares on the NYSE and ending on December 31, 2026 (“Class A Conversion Period”), shareholders that are entitled to receive one or more BDRs upon the opening of the first trading day of the BDRs on the B3 as a result of implementation of the Dual Listing (“Eligible Shareholders”), may request, the conversion of their respective Class A Shares into Class B Shares, at a ratio of 1 (one) Class B Share for 1 (one) Class A Share (“Class A Conversion”). An Eligible Shareholder may request the Class A Conversion with respect to the number of JBS N.V. BDRs to which such Eligible Shareholder is entitled at the opening of the first trading day of the BDRs on the B3 (not including any fractions of JBS N.V. BDRs received as part of the Dual Listing) and a former ADR holder may request the Class A Conversion with respect to the number of Class A Shares to which such Eligible Shareholder is entitled to receive from the ADR Depositary Bank due to the Dual Listing (“Maximum Convertible Shares”). The maximum number of Class A Shares held by an Eligible Shareholder that can be converted into Class B Shares shall be limited to 55% of such Eligible Shareholder’s Maximum Convertible Shares, except with respect to conversion requests submitted during the Last Conversion Quarter (as defined below) (“Maximum Conversion Rate”). During the Class A Conversion Period, JBS N.V.’s Board of Directors will decide on any conversion requests made by Eligible Shareholders within a fiscal quarter within the term of 15 business days after the end of each fiscal quarter. With respect to the fourth quarter of 2026, which marks the end of the Class A Conversion Period (“Last Conversion Quarter”), the Maximum Conversion Rate will not apply, however if the total number of Class A Shares converted during the Class A Conversion Period would cause the number of Class A Shares held by shareholders that are not the Controlling Shareholders divided by the total number of outstanding shares of JBS N.V. multiplied by 100%, on December

31, 2026, to be below 20% (“Minimum Free Float”), then the number of Class A Shares to which each such conversation request received during the Last Conversion Quarter pertains shall be reduced on a pro rata basis so that the aggregate number of Class A Shares converted into Class B Shares does not result in violation of the Minimum Free Float. The Maximum Conversion Rate and Minimum Free Float are intended to maintain a minimum number of outstanding Class A Shares in order to improve the liquidity of the Class A Shares that shall be traded on the NYSE. During the Class A Conversion Period, the Controlling Shareholders may request the conversion of all, or a portion of the Class A Shares held by LuxCo at the opening of the first trading day of the BDRs on the B3 into Class B Shares, at the same ratio of 1 (one) Class B Share for every 1 (one) Class A Share held. The Maximum Conversion Rate and Minimum Free Float will not be applicable to conversion requests made by LuxCo, which will be entitled, at any time during the Class A Conversion Period, to request the conversion of all or a portion of its Class A Shares held by it into Class B Shares. That will happen due to the fact that the Class A Shares owned by LuxCo will be subject to transfer restrictions and may be excluded from the calculation of “publicly held shares” under NYSE’s listing requirements for so long as LuxCo is considered an “affiliate” of JBS N.V. After the end of each fiscal quarter, JBS N.V. shall disclose to the market the number of Class A Shares that have been converted into Class B Shares. After the end of the Class A Conversion Period, any and all Class A Shares not converted into Class B Shares by the Eligible Shareholders and/or LuxCo during the Class A Conversion Period will no longer be convertible into Class B Shares. However, the Class B Shares may be converted into Class A Shares at any time. 2.3. ADR Holders The ADR Depositary Bank will issue a communication containing instructions for exercising the voting right at the EGM. Upon the completion of the Dual Listing, the ADR Depositary Bank will receive the BDRs related to the ADRs in its custody, will promote the cancellation of all BDRs, will receive the underlying Class A Shares and will deliver them directly to the ADR Holders in their respective accounts with brokers in the United States. If you are an ADR Holder, we warn you to ensure that your registration data is up to date in order to ensure receipt of communications to be sent by the ADR Depositary Bank.

The cutoff date on which a holder of ADRs must hold ADRs in order to provide instructions to the Depositary Bank of the ADRs for exercising voting rights at the EGM will be announced in due course by the ADR Depositary Bank (“ADR Voting Record Date”). Anyone who becomes a holder of ADRs after the ADR Voting Record Date, which will be prior to the EGM, will not have the right to provide voting instructions for the EGM. The ADR Program will be terminated after the implementation of the Dual Listing. The ADRs which are held through a broker or other securities intermediary that is a participant in The Depository Trust Company (“DTC Participant” and “DTC”, respectively), will be automatically delivered to the ADR Holders after the date on which the ADR Depositary Bank will initiate the exchange of ADRs for Class A Shares (such date, the “ADR Exchange Date”). In the event that any ADR remains after the ADR Exchange Date, JBS may instruct the ADR Depositary Bank to issue a termination notice of the program. In this event, if any remaining ADR Holder fail to surrender their ADRs within 30 (thirty) days of the date of the notice, the ADR Deposit Agreement will be terminated, but the unsurrendered ADRs will remain outstanding. Holders of unsurrendered ADRs will have no rights with respect to the ADRs other than the right to receive Class A Shares and will have no rights to any money or other property the ADR Depositary Bank is holding under the ADR Deposit Agreement until the surrender of such ADRs. 4 (four) months after the program termination date, the ADR Depositary Bank will sell any remaining deposited Class A Shares it is holding and hold the proceeds for the benefit of the remaining ADR holders. 2.4. Regulatory Approvals On December 27, 2024, JBS N.V. has requested its registration as a foreign issuer in Brazil and registration of the “Sponsored Level II BDR Program” (“BDR Program”) with the CVM and the B3. Once the registration as a foreign issuer in Brasil before CVM and B3 is obtained, JBS N.V. will be required to comply with certain disclosure requirements set forth in the Brazilian regulations, including the annual filing of the reference form (Formulário de Referência), a document which contains financial, legal and operation information about the company, provide quarterly financial information and disclosing material events. JBS N.V. obtained, on April 22, 2025, a declaration of effectiveness from the SEC of its registration statement in connection with the shares of JBS N.V. to be issued under the

Dual Listing with the SEC and the Class A Shares are in the process of being approved for listing on the NYSE. JBS S.A. shareholders may trade in their shares issued by JBS S.A. until effective implementation of the Dual Listing, when they receive the respective BDRs that it is entitled to. The date of implementation of the Dual Listing will be informed to the market in due course. 2.5. Treatment of fractional BDRs. After the date of conclusion of the Dual Listing, any fractional BDRs of JBS N.V. attributed to JBS S.A. Shareholders after the implementation of the Merger of Shares and the Redemption will be grouped into whole numbers and sold on the open market managed by B3. The net proceeds from the sale of fractional BDRs will be distributed on a pro rata basis to the respective shareholders that hold fractional BDRs by virtue of contributing an odd number of JBS S.A. common shares on the Merger of Shares. Considering that each 1 (one) ADR represents 2 (two) JBS S.A. common shares, which is the same exchange ratio used in the Dual Listing, no fractional BDRs will be attributed to the ADR Depositary Bank on behalf of the ADR Holders. 3. CONDITIONS FOR COMPLETING THE DUAL LISTING In addition to the approval of the Dual Listing at the EGM, the conclusion of the Dual Listing is subject to the following conditions (“Completion Conditions”): (a) approval of the Class A Shares for listing on the NYSE; and (b) approval of the Sponsored Level II BDR Program by the CVM and admission for listing of the BDRs by B3 (and, as a condition for such approvals, registration of JBS N.V. as a foreign issuer by the CVM). Such Completion Conditions cannot be waived. If the Completion Conditions are not satisfied, the Dual Listing will not be carried out, and the resolutions passed and/or acts carried out within the scope of the Dual Listing will be null and void, and JBS S.A., JBS Participações and JBS N.V. will maintain the status quo ante. 4. ESTIMATED TIMELINE

Below is a merely estimated timeline, solely for informational purposes, of the key Dual Listing milestones. The dates presented reflect the best understanding of the Company’s management regarding the Dual Listing stages and may be changed, modified, or adjusted according to the progress of the different steps necessary for completion. The Company will keep the market informed of any changes in the Dual Listing implementation timeline: Estimated Dates Event July 12, 2023, September 04, 2023, and March 17, 2025 Disclosure of Material Facts by the Company regarding the Dual Listing structure December, 2023 1st Stage, Step 1 – contribution and transfer of part of the JBS S.A. shares held by J&F and of all JBS S.A. held by FIP Formosa to JBS Participações, followed by the transfer of the issued JBS Participações shares to LuxCo, followed by the contribution and transfer of these JBS Participações shares by LuxCo to JBS N.V. December 27, 2024 Date of submission of the requests for registration of JBS N.V. as a foreign issuer and of the BDR Program with the CVM and B3 April 22, 2025 Declaration of effectiveness by the SEC of the registration statement filed by JBS N.V. with and under review by SEC April 22, 2025 Disclosure of this Management Proposal April 23, 2025 Newspaper publication of the Call Notice May 23, 2025 Date of the EGM December 22, 2023 to May 28, 2025 Implementation period of the first stage of the Dual Listing. May 27, 2025 Estimated date when the registration of JBS N.V. as a foreign issuer and of the BDR Program with the CVM and B3 will be obtained June 09, 2025 Estimated date of implementation of the Dual Listing and start of trading of the BDRs on B3 5. Agenda of the EGM and Management Proposal The shareholders of the Company will, at the EGM referred to in this Management Proposal, resolve on the following matters stated in the Call Notice: (a) To ratify the hiring of KPMG AUDITORES INDEPENDENTES, a limited liability company with principal place of business at Rua Verbo Divino, No. 1400, 1st to 8th floors, Chácara Santo Antônio, in the City and State of São Paulo, enrolled with the CNPJ/MF under No. 57.755.217/0001-29, registered with the Regional Accounting Council of São Paulo under No. 2SP-014428/O-6 (“KPMG” or the “Appraiser”), to prepare an appraisal report of the value of the shares issued by JBS S.A. to be merged into JBS Participações in connection with the Merger of Shares, based on the book value of the shares issued by JBS S.A. on December 31, 2024 (“Base Date”), for purposes of verification of the capital increase of JBS Participações, in accordance with article 252 of the Corporation Law (“Appraisal Report”). The Appraiser is considered an independent expert for the purpose of issuing the Appraisal Report within the scope of the Dual Listing. The Appraiser was selected for the work considering, among other factors, its extensive and well-known experience in preparing reports and valuations of this nature. The Appraiser expressly declared: (a) that there is no current or potential conflict or communion of interests with the shareholders of the Companies or regarding the Merger of Shares; and (b) that the shareholders or managers of the Companies have not directed, limited, hindered, or engaged in any acts that have or may have compromised access, use, or knowledge of relevant information, assets, documents, or methodologies that are important for the quality of its conclusions. JBS S.A. will bear all costs related to the hiring of the Appraiser for the preparation of the Appraisal Report. Considering that JBS Participações is a holding company whose only asset, at the time of implementation of the Merger of Shares, will be the 48.34% stake in the capital stock and voting capital of JBS S.A. currently held by its Controlling Shareholders, and that does not or will not have any relevant liabilities, JBS requested the CVM to waive the preparation of the report for the purpose of the article 264 of the Corporation Law and article 8, item II, of CVM Resolution 78 to calculate, for comparative purposes, the Exchange Ratio, evaluating the two assets according to the same criteria on the Base Date. (“264 Report”). Such request was based on the latent mismatch between the burden of preparing the 264 Report and the benefits arising from its preparation, to the extent that the only asset of the acquiring company (JBS Participações) will be the participation in the company whose shares will be merged (JBS S.A.) so that, if the assets of the two companies involved were valued at market prices, the valuation would be made on the same object, given the lack of relevant assets and liabilities in the acquiring company. In addition, such evaluation, even if carried out, would not be able to reveal an exchange ratio of shares different from that already proposed to the shareholders, since (i) the object of the evaluation would be the property of the Company itself, which is reflected in the acquiring company through the equity method, and (ii) the exchange ratio of the Controlling Shareholders within the scope of the Dual Listing is the same proposed for the non-controlling shareholders, so that the whole operation will not result, for the non-controlling shareholders, any dilution. In an analysis of the request made by JBS S.A., the CVM Board decided, on August 22, 2023, in accordance with the conclusions of the opinion of the agency’s technical area, that there is no interest to be protected by the CVM to justify the requirement to prepare the 264 Report. For this reason, for the arguments stated above, the Administration decided not to prepare the 264 Report for the purposes of the Dual Listing. In compliance with article 25 of CVM Resolution No. 81 of March 29, 2022, as amended (“CVM Resolution 81”), the information on the Appraiser and its work proposal in the form of Annex L to such resolution are an integral part hereof as Exhibits A.1 and A.2 hereto. Management Proposal Observing the information provided in such exhibits, the management of the Company proposes the ratification of the contracting of the Appraiser by the shareholders of the Company. (b) To examine, discuss, and resolve on the Appraisal Report prepared by the Appraiser. The Appraisal Report, which is a part hereof as Exhibit B.5, determined the amount of R$44,780,867,425.93, corresponding to the accounting net asset value of JBS S.A. on the Base Date. Also, in accordance with articles 6 and 7 of CVM Resolution 78, it is available to the shareholders: (i) the financial statements of the companies involved in the Dual Listing as of the Base Date, which are an integral part hereof as Exhibits B.1, B.2, and B.3 hereto; (ii) the pro forma financial information of the Company was prepared as if the Dual Listing had already been implemented, in reference to the financial statements set forth in article 6 of CVM Resolution 78, which were submitted to the reasonable assurance of the independent auditor of the Company and are an integral part hereof, together with the respective report, as Exhibit B.4 hereto. Management Proposal

The management of the Company proposes the approval of the Appraisal Report by the shareholders of the Company. (c) To examine, discuss, and resolve on the Protocol and Justification, which contains all the terms and conditions of the Dual Listing, including the Merger of Shares and Redemption. Management Proposal The management of the Company proposes the approval of the Protocol and Justification which is an integral part hereof as Exhibit C hereto by the shareholders of the Company. (d) To examine, discuss, and resolve on the Merger of Shares in the context of the Dual Listing. In compliance with article 22 of CVM Resolution 81, the information on the Merger of Shares in the form of Annex I to such resolution is an integral part hereof as Exhibit D.1 hereto. The minutes of meetings of the Board of Directors and of the Fiscal Council, collegiate bodies of the Company in which the Dual Listing was discussed, within the scope of which the Merger of Shares is contemplated, as well as the description of the capital and control structure after the implementation of the Dual Listing, in accordance with item 6 of the Reference Form, are an integral part hereof as Exhibits D.2 and D.3, hereto, respectively. Management Proposal Subject to the information provided in such exhibits, the management of the Company proposes the approval of the Merger of Shares in the context of the Dual Listing by the shareholders of the Company. (e) To examine, discuss, and resolve on the non-listing, due to a legal impediment, of JBS N.V. in the B3 “Novo Mercado” segment, pursuant to the sole paragraph of article 46 of the B3 Novo Mercado Regulations, as a result of which JBS S.A. will cease its shares traded on B3. Management Proposal The management of the Company proposes the approval of the non-listing, due to a legal impediment, of JBS N.V. in the B3 “Novo Mercado” segment, pursuant to the sole paragraph of article 46 of the B3 Novo Mercado Regulations, as a result of which JBS S.A. will cease to have its shares traded on B3. Despite the legal impediment on the listing of the BDRs on the B3 “Novo Mercado” segment as part of the Dual Listing, the BDRs of JBS N.V. will be admitted to trading on B3, and JBS N.V. will be registered as a foreign issuer with the CVM and as a Foreign Private Issuer - FPI with the SEC; accordingly, it will be subject to the rules established in Brazilian law and in U.S. legislation for issuers of the same nature, including, without limitation, rules on governance, compliance, and disclosure of periodic and non-recurring information. (f) To authorize the management of the Company to take all necessary measures to implement the resolutions that may be approved at the EGM, including, without limitation, the implementation of the Merger of Shares and the resulting subscription of new shares to be issued by JBS Participações as a result of the Merger of Shares, on behalf of the shareholders of the Company. Management Proposal In view of the matters relating to the previous items on the Agenda of the EGM, the management of the Company proposes the approval of the authorization for the management of the Company to take all necessary measures for the implementation of the resolutions that may be approved at the EGM, including, without limitation, the implementation of the Merger of Shares and the resulting subscription of new shares to be issued by JBS Participações as a result of the Merger of Shares, on behalf of the shareholders of the Company. (g) To examine, discuss, and resolve on the declaration of Cash Dividend. Management Proposal The management of the Company proposes the approval of the declaration of Cash Dividend, totaling the amount of R$2,218,116,370.00 (two billion two hundred and eighteen million one hundred and sixteen thousand three hundred and seventy Reais), subject to the approval of the Dual Listing. The Cash Dividend will be paid on a date to be disclosed in due time by the Management of the Company, if the Dual Listing is approved at the EGM being called in accordance with the terms of this Management Proposal. If the Dual Listing is approved, within the scope of the EGM herein called, pursuant to this Management Proposal, the Cash Dividend will be paid on a date to be timely disclosed by the Company’s Management, in compliance with the provisions of Article 205, paragraph 3, of the Brazilian Corporation Law, until the end of the current fiscal year, on December 31, 2025, using as a basis for calculation the shareholding position of May 23, 2025. As of May 26, 2025 (inclusive), the shares issued by the Company will be traded “ex” these dividends.

6. General Information: The matters for which the EGM was called will be validly passed if the following quorums for opening the meeting and passing resolutions are met at the EGM: (a) on first call: NO. AGENDA QUORUM TO OPEN THE MEETING QUORUM TO PASS RESOLUTIONS (i) Ratification of the hiring of the Appraiser to prepare the Appraisal Report 1/4 of the capital stock of JBS S.A. A majority of the capital stock, in accordance with article 252 of the Corporation Law (ii) Approval of the Appraisal Report 1/4 of the capital stock of JBS S.A. A majority of the capital stock, in accordance with article 252 of the Corporation Law (iii) Approval of the Protocol and Justification 1/4 of the capital stock of JBS S.A. A majority of the capital stock, in accordance with article 252 of the Corporation Law (iv) Approval of the Merger of Shares in the context of the Dual Listing 1/4 of the capital stock of JBS S.A. A majority of the capital stock, in accordance with article 252 of the Corporation Law (v) Approval of the non-listing of JBS N.V. in the B3 “Novo Mercado” segment, pursuant to article 46, sole paragraph of the Novo Mercado Regulations, as a result of which JBS S.A. will cease to have its shares traded on B3 1/4 of the capital stock of JBS S.A. A majority of the Free Float present at the EGM (vi) Authorization for the managers to take all necessary measures resulting from the approval of the Dual Listing, including, without limitation, the implementation of the Merger of Shares and the resulting subscription of new shares to be issued by JBS Participações as a result of the Merger of Shares, on behalf of the shareholders of the Company. 1/4 of the capital stock of JBS S.A. A majority of the capital stock, in accordance with article 252 of the Corporation Law (vii) Approval of the declaration of the Cash Dividend 1/4 of the capital stock of JBS S.A. A majority of the capital stock present at the EGM (b) on second call:

NO. AGENDA QUORUM TO OPEN THE MEETING QUORUM TO PASS RESOLUTIONS (i) Ratification of the hiring of the Appraiser to prepare the Appraisal Report Any number of shareholders A majority of the capital stock, in accordance with article 252 of the Corporation Law (ii) Approval of the Appraisal Report Any number of shareholders A majority of the capital stock, in accordance with article 252 of the Corporation Law (iii) Approval of the Protocol and Justification Any number of shareholders A majority of the capital stock, in accordance with article 252 of the Corporation Law (iv) Approval of the Merger of Shares in the context of the Dual Listing Any number of shareholders A majority of the capital stock, in accordance with article 252 of the Corporation Law (v) Approval of the non-listing of JBS N.V. in the B3 “Novo Mercado” segment, pursuant to article 46, sole paragraph of the Novo Mercado Regulations, as a result of which JBS will cease to have its shares traded on B3 Any number of shareholders A majority of the Free Float present at the EGM (vi) Authorization for the managers to take all necessary measures resulting from the approval of the Dual Listing, including, without limitation, the implementation of the Merger of Shares and the resulting subscription of new shares to be issued by JBS Participações as a result of the Merger of Shares, on behalf of the shareholders of the Company. Any number of shareholders A majority of the capital stock present at the EGM (vii) Approval of the declaration of the Cash Dividend Any number of shareholders A majority of the capital stock present at the EGM For purposes of the tables above, “Free Float” means common shares issued by JBS S.A., except for those: (i) belonging to the Controlling Shareholders; (ii) belonging to persons related to the Controlling Shareholders; (iii) belonging to JBS S.A. managers; and (iv) held in treasury. The approval of the non-listing of JBS N.V. in the “Novo Mercado” segment, under article 46, sole paragraph, of the Novo Mercado Regulation requires approval by a majority (50% plus one share) of the Free Float of JBS S.A. present at the EGM. Since (i) the non-listing of JBS N.V. in the Novo Mercado segment of B3 must be approved by the majority of the Free Float present, (ii) the legal or regulatory quorum for the approval of the different matters to be considered by the EGM of JBS S.A. varies, and (iii) all matters subject to voting at the EGM of JBS S.A. are interdependent and interconnected - so that if one matter is not approved, the others will also be rejected - then the approval of all matters being voted on at the EGM of JBS S.A. will also require the affirmative vote of the majority of the Free Float Shares present. The Controlling Shareholders will be counted for quorum purposes but will only support the vote in favor of these matters if at least the majority (50% plus 1 share) of the Free Float present at the EGM of JBS S.A. also vote in favor of these matters and only if the votes of the Controlling Shareholders are necessary to reach the legal quorum. Otherwise, the Controlling Shareholders will abstain from voting. Furthermore, shareholders J&F and BNDES PARTICIPAÇÕES S.A. – BNDESPar (“BNDESPar”) informed the Company that, on March 14th, 2025, J&F and BNDESPar entered into an agreement (“Agreement”) by which they have stipulated, in favor of BNDESPar, a structure for eventual remuneration to partially protect BNDESPar in the event of non-fulfillment of certain expected appreciation of the Company’s share prices following the Dual Listing and until December 31, 2026 (“Potential Remuneration”). According to the information provided to JBS, the Agreement was reached due to the fact that BNDESPar is the largest minority shareholder of JBS, holding 20.8% of its total share capital, a position that grants it differentiated representation in the Company’s governance. The Agreement is valid if the Dual Listing is implemented until December 31, 2026, and the Eventual Remuneration is limited to R$ 500 million. The shareholders J&F and BNDESPar further informed that, due to the execution of the Agreement and the stipulation of the Eventual Remuneration, BNDESPar will abstain from exercising its voting rights at the EGM. Therefore, it will not be included in the calculation of the Free Float present at the EGM, thus leaving to the other private minority shareholders of the Company the decision on the approval or not of the Dual Listing. The matters indicated above are interdependent legal transactions, it being assumed that each of the resolutions on these items is not individually effective without the others also being effective. Thus, given that the approval of item (v) depends on the approval by a majority of the Free Float present at the EGM, such approval will be decisive for the approval of the Dual Listing as a whole. DETAILED INSTRUCTIONS FOR PARTICIPATION IN THE EGM Participation in Person: The Company chose to hold the EGM exclusively in person, in line with its practice in recent years, as it believes that this modality provides the opportunity for efficient and close interaction between the shareholders themselves and between the shareholders and the Company’s management, enabling eventual coordination and possible immediate clarification of any doubts that may arise during the conclave. In accordance with article 10, paragraph 4 of the Bylaws of JBS S.A. and with article 126 of the Corporation Law, in order to participate in the EGM in person, by appearing at the headquarters of the Company, either directly or through legal representatives or proxies, shareholders must send the following documents to the Company: (i) a valid identity document of the shareholder or its representative, (ii) documents proving the powers of the representative of the corporate shareholder or of its manager or administrator, in the case of investment funds, and (iii) a proxy appointment, duly regularized in accordance with the law, in the event of representation of the shareholder (“Representation Documents”). Additionally, in accordance with article 6, paragraph 5 of CVM Resolution 81 and articles 31 and 35 of the Corporation Law, for the purposes of the EGM hereby called, the verification of the shareholder status required under article 126 of the Corporation Law will be based on the ownership records already held by the Company, provided by the bookkeeper of the shares of the Company. Shareholders are requested to send the Representation Documents (a) through the digital platform “Atlas AGM” through the electronic address http://atlasagm.com, as instructed below (“Digital Platform”), or (b) by email at ri@jbs.com.br, preferably, at least seventy-two (72) hours in advance of the EGM. Please note that shareholders who appear at the EGM in person may participate therein and vote if they are in possession of the required Representation Documents, even if they fail to send them to the Company in advance. Participation through Voting Form: Without prejudice to the possibility of participating in the EGM in person, shareholders may also participate in the EGM by sending voting instructions (i) to their respective custody agents, (ii) to the bookkeeper of the shares of the Company, (iii) to the central depositary where the Company shares are deposited, through the electronic system made available by B3, through the Investor Area (available in https://www.investidor.b3.com.br/), in the “Services” section, click on “Open Meetings”); or (iv) directly to JBS S.A. (a) through the registration of remote voting guidelines directly on the Digital Platform, as instructed below; or (b) by sending the completed Remote Voting Form to the following address: Avenida Marginal Direita do Tietê, n. 500, Bloco II, 3rd floor, Vila Jaguara, CEP 05.118-100, São Paulo/SP, Brazil, or in digitized copies, to the address ri@jbs.com.br; provided that such instructions must be received by those indicated in items (i), (ii), (iii) and (iv) in at least four (4) days before the EGM (until May 19, 2025) (“Remote Voting Form”). The sending of the Remote Voting Form to the custodian, bookkeeper or central depositary must comply with the applicable rules and procedures indicated by such service providers, while remote voting forms sent directly to the Company must be accompanied by the Representation Documents indicated above. Instructions for registration on the Platform for Submission of the Remote Voting Form and Optional Registration of Documents To register voting guidelines or previously send the Documents through the Digital Platform, Shareholders must access the https://atlasagm.com link or the “Atlas AGM” application, available free of charge on the Apple Store and Google Play Store. If it is the first access to the platform, the shareholder must click on the “Create your account” option and follow the instructions provided by the platform to register or even register a representative. If the shareholder has already accessed the “Atlas AGM” platform, he must enter the same e-mail and password already registered. Once the account has been created, shareholders must select the JBS Annual Shareholders’ Meeting in the “Meetings” menu and upload the Documents. In case of registration approval, shareholders and attorneys-in-fact will receive an email informing them that the status of their registration is approved. In case of rejection, they will receive an email informing them that the status of their application has not been approved. To regularize the registration, it will be necessary to access the platform and check the pending issues. Shareholder representatives must register on the platform and associate the represented shareholders to their profile, clicking on the initials of their name. On the user’s profile screen, it will be necessary to select the option “Register Representation” and associate the CNPJs of the shareholders they represent, sending the necessary documentation to each shareholder represented. To fill out the Remote Voting Form with the voting guidelines, the shareholder must access the menu “Indicate votes/Declare votes”, filling in their votes for each matter and selecting the signature of the Remote Voting Form at the end. As a way of facilitating the participation of its shareholders, JBS S.A. will accept proxy appointments, Remote Voting Forms, and other Representation Documents by email, without need for signature authentication, legalization and/or apostille; provided that proxy appointments written in a foreign language must be translated into Portuguese before being forwarded to the Company. For additional directions, shareholders must follow the rules set forth in CVM Resolution 81 and the procedures described in the Remote Voting Form made available by the Company. São Paulo, April 22, 2025. Jeremiah Alphonsus O’Callaghan Chairman of the Board of Directors This Proposal is for informational purposes and shall not constitute an offer to sell or the solicitation of an offer to sell or buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Statements contained in this Proposal (or the documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving JBS N.V. and JBS S.A.; beliefs related to the creation of value as a result of the proposed transaction involving JBS N.V. and JBS S.A.; the intended timeline for completion of the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of JBS N.V. and JBS S.A. In some cases, terms such as “estimate”, “project”, “anticipate”, “plan”, “believe”, “may”, “expect”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on the expectations and beliefs of JBS N.V. and JBS S.A. about future events and involve risks and uncertainties that could cause actual results to differ materially from current results. ADDITIONAL INFORMATION FOR US INVESTORS: This document is being released in connection with the proposed corporate restructuring and dual listing pursuant to which JBS N.V. will be the ultimate holding company of JBS S.A. and its subsidiaries, JBS N.V.’s Class A common shares will be listed and trade on the New York Stock Exchange and Brazilian Depositary Receipts representing JBS N.V.’s Class A common shares will be listed and trade on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (collectively, the “Proposed Transaction”). In connection with the Proposed Transaction, JBS B.V. (to be renamed “JBS N.V.” upon its conversion into a public limited liability company (naamloze vennootschap) under Dutch law, at a future date) has filed a registration statement on Form F-4 (“Form F-4”) containing a prospectus with the Securities and Exchange Commission (the “SEC”). Additionally, JBS B.V. (or JBS N.V., as the case may be) may file other relevant materials in connection with the Proposed Transaction with the SEC. Security holders of JBS S.A. are urged to read the Form F-4 and the prospectus regarding the Proposed Transaction and any other relevant materials carefully and in their entirety as they become available because they contain important information about the Proposed Transaction and related matters. Security holders of JBS S.A. and investors may obtain a copy of the prospectus, the filings with the SEC that are incorporated by reference into the prospectus as well as other filings containing information about the Proposed Transaction free of charge at the SEC’s website (www.sec.gov) or JBS S.A.’s website (https://ri.jbs.com.br/en/) or by contacting JBS S.A.’s Investor Relations department by email at ri@jbs.com.br, telephone at +55 (11) 3144-4146 or mail at Av. Marginal Direita do Tietê, 500, Bloco I, 3rd floor, São Paulo - SP, 05118-100, Brazil.

Exhibit A.1 Information on the appraisers (in accordance with Annex L to CVM Resolution 81) 1. List the appraisers recommended by management KPMG AUDITORES INDEPENDENTES, a limited liability company with principal place of business at Rua Verbo Divino, No. 1400, 1st to 8th floors, Chácara Santo Antônio, in the City and State of São Paulo, enrolled with the CNPJ/MF under No. 57.755.217/0001-29, registered with the Regional Accounting Council of São Paulo under No. 2SP-014428/O- 6 (“KPMG” or the “Appraiser”). 2. Describe the skills of the recommended appraisers The Appraiser stands out independently in the national scenario of asset and company appraisal consulting, delivering expertise in valuations and being regarded as an accounting firm specialized in auditing and consulting in Brazil. 3. Provide a copy of the work and compensation proposals from the recommended appraisers The work proposal of the Appraiser is an integral part hereof as Exhibit A.2 hereto. 4. Describe any relevant relationship existing in the last three (3) years between the recommended appraisers and related parties of the company, as defined by the accounting rules on the issue There was no relevant relationship between the Appraiser and JBS related parties in the last three (3) years.

Exhibit A.2 Work Proposal of the Appraiser

Proposal for professional services Audit Free translation of the original and signed proposal prepared in Portuguese March 27, 2025 ______ kpmg.com/BR JBS S.A. Classification of the document: KPMG Confidential

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG’s global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee. 5 Classification of the document: KPMG Confidential KPMG Auditores Independentes Ltda. Rua Verbo Divino, 1400 - Part, Chácara Santo Antônio Zip Code 04719-911 - São Paulo - SP PO box 79518 - Zip Code 04707-970 - São Paulo - SP Tax ID No. 57.755.217/0001-29 Telephone number 55 (11) 3940-1500 www.kpmg.com.br To the JBS S.A. São Paulo - SP March 27, 2025 Dear Sirs: We are pleased to present you the proposal prepared by KPMG Auditores Independentes Ltda. (KPMG) to issue a report on the shareholder’s equity of JBS S.A. that will be used as basis for the merger of all shares issued by JBS S.A. by JBS Participações Societárias S.A. The purpose of this proposal is to confirm our understanding about the conditions and purposes of our engagement, the nature and limitations of the services to be provided and shows our confidence that KPMG will provide the necessary resources to serve you with the professionalism and technical skills required to conduct the audit. We shall be pleased to arrange a meeting to present our services or to provide any further information that you may consider necessary. Best regards, Fabian Junqueira Ricardo Ribeiro Partner Director ___ __________, 20___

6 Classification of the document: KPMG Confidential Content 1 - Engagement Approach 7 2 - Report to be issued 8 3 - Fees 9 4 - Other terms and conditions of our services 11 5 - Acceptance 14 Appendix I - Engagement Terms and Conditions Appendix II - Service invoicing terms and conditions

7 Classification of the document: KPMG Confidential 1 - Engagement Approach Nature and scope of the services The purpose of our proposal is to perform audit procedures in accordance with Brazilian and international standards on auditing, with the purpose of issuing a report on the JBS S.A. shareholder’s equity as of December 31, 2024 to meet the requirement set forth in article 227 of Law 6404 from 1976, and will be used as basis for the merger of all shares issued by JBS S.A. by JBS Participações Societária S.A. As part of our process of issuing the report, we will request management and, when appropriate, those charged with governance, written confirmation of the representations made to us. The audit procedures for the specific purpose of issuing the report will be performed in accordance with Brazilian and international standards on auditing and supplemented, when necessary, by KPMG’s policies. It is our professional responsibility to issue a report and it is up to the Company’s Management the responsibility to prepare the financial statements, as well as for all statements included that will be used as the basis for the preparation of the report. As a result of the inherent limitations on internal controls, the fact that the audit procedures will be applied on a sample basis and that other limitations may exist, the audit procedures do not provide absolute assurance that the financial statements, which are the basis for the iisuance of the report, are free of misstatements, whether due to fraud or error. As required by professional auditing standards, internal controls are evaluated solely to determine the nature, extent and timing of other audit tests. Therefore, we are not being engaged to audit the Company’s internal controls or to issue a report on them.

8 Classification of the document: KPMG Confidential 2 - Report to be issued As a result of our work, we will issue: · Report on the JBS S.A. shareholder’s equity calculated based on book value, prepared in accordance with the technical accounting CTG 2002 issued by the Federal Association of Accountants. The date for submitting the report described above will be separately set with you.

9 Classification of the document: KPMG Confidential 3 - Fees Fixed fees, taxes not included in the fees, all expenses not included in the fees For the services set forth in this proposal JBS S.A. will pay KPMG fees of R$ 120,000 (one hundred and twenty thousand Brazilian reais) for the work to be performed considering the various professional categories involved in providing the service. The total amount aforementioned, as acknowledged by the parties, will be paid as follows: · R$ 120,000 (one hundred and twenty thousand Brazilian reais), equivalent to one hundred percent (100%) of the total amount, must be paid in one installment on April 16, 2025; The fees herein agreed do not include: a. Expenses of any kind, such as travels, transportation, accommodation, telephone calls, copies, translations, etc. which, if they are necessary for providing the services, will be incurred at the request of JBS S.A. and will be billed separately, at their effective cost. b. Applicable taxes (ISS - Service Tax, PIS - Contribution to the Social Integration Program and COFINS - Contribution for Social Security Financing) according to prevailing law. Moreover, possible increases in taxes will be automatically passed on to the fees to keep the economic and financial balance of this engagement. Likewise, the costs imposed by any taxes levied by municipalities at the place where JBS S.A. is established or at the place where services will be totally or fully rendered, under any name, will be borne directly by JBS S.A. or added to the fees due, as the case may be. c. Inflation rate forecasts, in accordance with current legislation, considering that the current stability of price indexes will continue until the related settlements. d. Therefore, fees will be adjusted annually, according to the Extended National Consumer Price Index, published by the Brazilian Institute of Geography and Statistics (IPCA/IBGE) e. and, if this index is discontinued, according to an inflation adjustment index established by law, with similar composition and scope, in order to preserve the economic value in force and avoid its deterioration as the result of inflation. However, we reserve the right to automatically apply to any outstanding legal provision that authorizes the indexation of contracts in a period lower than one year.

10 Classification of the document: KPMG Confidential f. Unusual situations may occur while the contract is being carried out, such as, among other things, the lack of information necessary for performing the services, the need to rework JBS S.A. or its employees, other situations which require additional or unusual dedication or effort by KPMG. If KPMG observes this type of situation, we will inform it to you. and in such case, the parties will hold an agreement to prevent KPMG from bearing alone the consequences of these unexpected events. g. Additional services, that may be requested by you, such as consultations that involve research or specific studies of matters not included in this proposal, they will be charged separately, according to the time effectively spent, and will be previously agreed upon with you. Any delays in the payment of any installment due will automatically result in an increase in [Company name] obligation to increase by: (i) two percent (2%) on the invoice amount as late payment fine; (ii) default interest equal to the interest rate in force for the late payment of taxes due to the National Treasury (Selic); and (iii) If the rate in effect for the late payment of taxes due to the National Treasury does not have a special adjustment for inflation, the regular amount must also be adjusted for inflation, according to the Extended Consumer Price Index published by the Brazilian Institute of Geography and Statistics (IPCA/IBGE) and, if this rate is discontinued, according to an inflation adjustment index established by law, with similar composition and scope, in order to preserve the economic value of the amounts agreed by contract so as not to allow it to deteriorate as the result of inflation. If there is any change in the financial balance established herein, we understand that we will agree upon the adjustment required to restore the balance and the stalemate will be fair reason for terminating the agreement based on this proposal, regardless of any penalty. In light of the nature of the services which are the subject matter of this proposal, KPMG’s fees payable under this section shall not claim proof of specific consideration, and the allegation of the existence of the contractual relationship established by this proposal is sufficient to support the claim that the contractual relationship established by this proposal has been in effect, without prejudice to the right granted to JBS S.A. to demand, on its own initiative, the full performance of the specific consideration to be borne by KPMG upon any default, through specific performance. Finally, KPMG’s service scope does not cover possible requests for explanations by regulatory authorities. Given that these requests may or may not arise subsequently after our report is issued, if additional hours may be allocated by our team that are not included in our estimate above. If a request of this nature is made by any regulatory authority, KPMG will carry out this work and will charge additional fees based on the hourly rate of R$3,340. This rate will be adjusted, annually or in a shorter period, if allowed by law, according to the variation in the Extended National Consumer Price Index disclosed by the Brazilian Institute of Geography and Statistics (IPCA/IBGE), from the date the report is submitted to the date our additional work is completed and does not include taxes or related expenses, if applicable.

11 Classification of the document: KPMG Confidential 4 - Other terms and conditions of our services Attachment I The document entitled “Engagement Terms and conditions” forms an integral part of this proposal. If there is any difference between the provisions of the document called “Engagement Terms and conditions”, the terms and conditions of this document will prevail with the following exceptions: Due to the specific characteristics related to the scope of the report pursuant to the related professional standard (CTG 2002), the following provisions of Appendix I are changed, as shown below. The following clauses are changed as follow: 2.1 - Services a. “Our work will be carried out in accordance with applicable audit standards, as described in the proposal and supplemented, when necessary, by KPMG’s policies.” d. “The events and circumstances listed below are inherent to audit engagements whose purpose is the issuance of a report in accordance with the work scope mentioned on this proposal, and under no circumstances will they be considered an insufficiency or deficiency of any nature in the performance of our services:” d.1 “Our services are performed on a sample basis, and due to this and other limitations inherent in audit procedures and in any internal control system, some fraud or material failure in the financial statements that basis for the issuance of the report, in accordance with the work scope described on this proposal, may remain undetected”. d.5 “During the performance of the engagement, restrictions or limitations to the scope of the report may come up that make the issuance of a final report impossible. In such case, we will issue a letter justifying the impossibility of issuing the report.” d.6 “Audit procedures will be applied according to the fact that management, and those charged with governance, when applicable, recognize and understand that they are responsible:

12 Classification of the document: KPMG Confidential a. for the preparation and fair presentation of the financial statements that are the basis for the preparation of the report, in accordance with the work scope mentioned on this proposal. b. for the internal control that Management determines is necessary to enable the preparation of financial statements in accordance with the scope of work described on this proposal that are free from material misstatement, whether due to fraud or error. c. to provide us with: i. access to all significant information that management is aware of for the preparation of the financial statements in accordance with the work scope described on this proposal, such as records, documentation and other issues. ii. additional information that the auditor may request from Management for audit procedures. iii. unrestricted access to the people inside the entity as the auditor determines is necessary to obtain audit evidence. d. As part of our work, we will request the CLIENT’s Management and those charged with governance (when applicable), written confirmation of the statements made to us about our engagement.” f. “As a service provider, KPMG is not liable for any act of management that the CLIENT may perform according to or resulting from the information and reports that are the deliverables of the services which are the subject matter of this proposal or for the improper or unauthorized use that the CLIENT may make of them or by facilitating such use by third parties.” g. “If the CLIENT is interested in engaging the services to issue a report for KPMG and provided that there is no impediment to such hiring, KPMG shall perform the services in accordance with this proposal and with the standards set forth by applicable law and regulatory procedures issued by the regulatory agencies that regulate the CLIENT’s activities, where applicable, and by Brazilian professional organizations, by employing qualified professionals and in a sufficient number, for which the CLIENT shall provide the adequate, necessary and necessary infrastructure for performing the services.” h. “The issues for which the applicable standards require communication, as set forth on the scope of this proposal, include important issues arising from audit procedures in accordance with the work scope mentioned on this proposal that are relevant to those charged with governance for the general overview of financial reporting.” i. “Audit standards do not require the auditor to plan procedures to identify additional matters to be reported to those charged with governance.” j. “The auditor may be required to communicate certain matters required by law or regulations, under specific agreement with the entity, or under additional requirements applicable to audit engagements, when applicable.” k. “The scope of this engagement does not include work related to the public offering of securities. Therefore, the report and the other documents and

13 Classification of the document: KPMG Confidential materials that we issue for the CLIENT due to this engagement may not be referred to or used in connection with any offering of securities, of any nature, in any jurisdiction, without the specific engagement of separate services to that end.” Acceptance of the service deliverables a. “The content of the report will be discussed with the CLIENT’s management before it is finally issued. If the CLIENT’s Management does not issue any statement within 30 days, KPMG’s delivery of the report shall be considered an acceptance of the services, and the non-acceptance, without due cause, shall cause the CLIENT to automatically assume full and unrestricted liability for the effects arising from the non-receipt that may affect the CLIENT, kpmg or third parties.” Confidentiality d. “We may be asked to give access to and/or furnish copies of our work papers that served as a basis for the issuance of our report, in accordance with the scope set forth on this proposal, for inspection by the regulatory agencies to which the CLIENT or KPMG reports.” Item “b” of clause 2.1 and item “I” of “c” d.6” also of clause 2.1 have been deleted. b. “During the performance of our engagement, we may become aware of other issues related to internal control weaknesses or areas in which improving operating controls is possible; we will inform management and/or those charged with governance, when applicable, about material issues in a specific report”. I. “The issues for which the applicable standards require communication, as set forth on the scope of this proposal, include important issues arising from the audit or review of the financial statements, the review of the interim financial information and the audit and/or review of the reporting package, when applicable, and in accordance with the work scope mentioned on this proposal, that are relevant to those charged with governance for the overall oversight of financial reporting.”

14 Classification of the document: KPMG Confidential 5 - Acceptance This proposal is valid for the period of 30 (thirty) working days as from its issuance. If there is interest from JBS S.A. (“Company”) in engaging the services of issuing a report by KPMG Auditores Independentes Ltda. it should show the acceptance of this proposal by returning us a copy of it duly signed by its representative, who will initial each page of the proposal. If the Company does not show its acceptance in the manner above, but authorizes the beginning of the services covered by this proposal orally or in writing and without expressly voicing any restrictions to the terms and conditions of this proposal, this act will be construed as a tacit acceptance by the Company of all terms and conditions set forth herein, and, therefore, the contractual relationship between the parties will be ruled, under any circumstances, by this document. When we receive your confirmation, we will start to plan the work in order to place the maximum resources at the disposal of the Company. The Company hereby agrees with the terms of this proposal and hires KPMG Auditores Independentes Ltda. to carry out the work described on this proposal, according to the conditions herein presented. This document revokes all prior understandings and agreements between the parties on the subject matter of this proposal. Any changes in the terms of this proposal should be made formally in writing and shall only be considered effective if the document is duly signed by the authorized representatives of the parties.

15 Classification of the document: KPMG Confidential The agreement reached as per this proposal shall be ruled and interpreted according to Brazilian laws, and the court to settle disputes of any nature between KPMG and Company, according to the will that the parties irrevocably express, will be the court of the Municipality of São Paulo, in the state of São Paulo. The Parties acknowledge that a digital copy signed by the Parties to and Witnesses to the Proposal and its appendix, as well as any type of document related to the engagement carried out by KPMG have the same legal effects of the original physical copy, pursuann to Act No. 13,874/2019 and Decree No. 10,278/2020, and agree not to challenge their validity, content and integrity. The Parties also agree that the Proposal may be signed, including by witnesses, by hand or electronically, even if not by using the digital certificate issued by ICP-Brasil, pursuance to article 10, paragraph two of Executive Act No. 2.200- 2/2001. By mutual agreement the electronic signature will be posted on the electronic platform provided by KPMG. KPMG Auditores Independentes Ltda. JBS S.A. Partner’s signature: Signature: Name: Name: Position: Date: / / Approval date: / / Witnesses: 1. 2. Name: Name: TAX ID Number: TAX ID Number: Fabian Junqueira Sousa Agnaldo dos Santos Moreira Jr. Original proposal in Portuguese signed by:

Classification of the document: KPMG Confidential Attachment(s) Classification of the document: KPMG Confidential

Classification of the document: KPMG Confidential Appendix I - Engagement Terms and Conditions I. SEC/PCAOB Client Anexo I - EN.pdf

Classification of the document: KPMG Confidential Appendix II - Service invoicing terms and conditions This document is an integral part of the Proposal it is attached to. JBS S.A. declares for all legal purposes that, in order to make the payment of fees timely and adequate, in the manner desired by the Parties and recorded on this document, it provided KPMG with all information it deems relevant for billing to be performed in accordance with standards consistent with the practices and financial flows of JBS S.A. including the requirements and expectations of all parties, people and departments involved in the Organization’s accounts payable process, particularly those in charge of receiving, evaluating, approving, approving and processing collection and payment documents. JBS S.A. confirms that it has reviewed all the information included in the BILLING SUMMARY TABLE below, that you agree that all information about it is correct and that it represents all the information that should be complied with so that fees are considered compatible and accepted by your Organization’s standards, and therefore the fees charged under the terms of this Proposal, according to the information included in the SUMMARY BILLING TABLE, they will be paid on the maturity dates agreed herein, otherwise the related contractual and legal measures and composition are immediately applied. Payments must be made through bank payment forms sent by KPMG, together with the related invoices, for each installment payment.

SUMMARY CHART OF BILLING		
Company name for billing	JBS S.A.	
CNPJ number for billing	02.916.265/0027-07	
Branch for billing purposes	São Paulo - Matrix (Divine Word)	
Total net amount	R$120,000.00	
Taxes on fees currently in effect	ISS: 5% COFINS: 7.6% PIS: 1.65%	
Number of installments	1	
	Salary	Net Worth
First Installment	16/04/2025	120.000
ADDITIONAL INFORMATION FOR BILLING		
Days in advance, before the due date to invoice	15	
Should the invoice be issued within the same month when the installment falls due?	Yes (X)	No ( )
Invoice should be addressed to	Name:	Louise Maximo | Franciso Porto
	Email:	Louise.maximo@jbs.com.br
	Email:	Francisco.porto@jbs.com.br
	Phone:	11 97645-3372
Contact in the Accounts Payable Dept	Name:	Louise Maximo | Franciso Porto
	Email:	Louise.maximo@jbs.com.br Francisco.porto@jbs.com.br
	Phone:	11 97645-3372
Withholding taxes on payment	(X) IR of 1.5% ( ) IR of 4.8%	
	( ) Funds ( ) Other	
Other information required to include in the invoice body description (*)	Consists of fees for the issue of report.	

(*) Field to be completed if some additional information is required on the invoice.

KPMG

Classification of the document: KPMG Confidential

Classification of the document: KPMG Confidential © 2024 KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG’s global organization of independent member firms licensed by KPMG International Limited, a private English limited liability company. All rights reserved. This proposal has been prepared by KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG’s global organization of independent member firms licensed by KPMG International Limited (“KPMG International”), an English limited liability company. KPMG International and its related entities do not provide services to clients. No member firm has authority to obligate or bind KPMG International, its related entities or other member firms against third parties. KPMG International or its related entities do not have authority to obligate or bind any member firm. This proposal is strictly confidential and has been prepared for the internal use of JBS S.A. so as to provide it with enough information to take a decision about whether to engage the services of KPMG Auditores Independentes Ltda. This document may not be disclosed, commented on or copied, wholly or in part, without our previous written consent. Any disclosure beyond that allowed as provided for herein may adversely affect the business interests of KPMG Auditores Independentes Ltda. KPMG has ownership of this document, including the copyrights and all other intellectual property rights. The KPMG name and logo are trademarks used under license by member firms other than those of the KPMG global organization. Contact our team Fabian Junqueira Sousa Partner Telephone number: +55 (11) 3940-3037 fsousa@kpmg.com.br Ricardo Ribeiro Director Telephone number: +55 (11) 3940-3738 rgribeiro@kpmg.com.br kpmg.com/BR

Exhibit B.1 Financial Statements of the Company as of the Base Date (in compliance with article 6 of CVM Resolution 78)

JBS S.A. Financial statements and Independent auditors’ report As of December 31, 2024 and 2023

Index Page Management Report 3 Independent auditor’s report 37 Statement of financial position - Assets 42 Statement of financial position - Liabilities and Equity 43 Statements of income for the years ended at December 31, 2024 and 2023 44 Statement of comprehensive income for the years ended at December 31, 2024 and 2023 45 Statements of changes in equity for the years ended at December 31, 2024 and 2023 46 Statements of cash flows for the years ended at December 31, 2024 and 2023 47 Economic value added for the years ended at December 31, 2024 and 2023 48 Note 1 - Operating activities 49 Note 2 - Basis of preparation and presentation of financial statements 50 Note 3 - Cash and cash equivalents 52 Note 4 - Trade accounts receivable 52 Note 5 - Inventories 53 Note 6 - Biological assets 53 Note 7 - Recoverable taxes 55 Note 8 - Related party transactions 56 Note 9 - Income taxes 58 Note 10 - Investments in subsidiaries, associates and joint venture 62 Note 11 - Property, plant and equipment 63 Note 12 - Leases 66 Note 13 - Intangible assets 69 Note 14 - Goodwill 70 Note 15 - Trade accounts payable 72 Note 16 - Loans and financing 73 Note 17 - Other taxes payable 79 Note 18 - Payroll and social charges 79 Note 19 - Dividends payable 79 Note 20 - Provisions 80 Note 21 - Equity 86 Note 22 - Net revenue 87 Note 23 - Financial income (expense), net 88 Note 24 - Earnings per share 88 Note 25 - Share-based compensation 88 Note 26 - Operating segments and geographic reporting 89 Note 27 - Expenses by nature 91 Note 28 - Risk management and financial instruments 92 Note 29 - Approval of the financial statements 106

1 Management Report 2 0 2 4

MESSAGE FROM THE CEO Gilberto Tomazoni, CEO Global JBS Our 2024 financial results reaffirm the positive outlook we held for the year. We closed the period with record net revenue of R$ 417 billion, a 15% increase compared to 2023. EBITDA reached R$ 39 billion, more than double the previous year’s figure, with a consolidated margin of 9.4%. These results reflect the strength of our global multiprotein platform and the precision of our operational strategy, which enables us to capitalize on opportunities across varied market cycles and geographies. With a sharp focus on operational excellence, we realigned underperforming businesses. Despite headwinds in the U.S. market, JBS Beef North America delivered results that outperformed 2023. In Brazil, Seara posted a strong recovery, reaching a 19.8% margin in the fourth quarter. This performance reflects gains from the commercial and operational improvements made throughout the year —though we still see room for improvement, particularly in pricing, product mix, and premium categories. Seara has already issued R$ 2.3 billion in Agribusiness Receivables Certificates (CRAs), including a 30-year note in February 2025—the longest-term debt ever issued in Brazil’s capital markets. Reinforcing the strength of our global platform, last year marked the second-largest free cash flow generation in our history, driven by robust performance in chicken and pork. JBS USA Pork remained steady throughout the year, achieving a 13.5%margin in the fourth quarter—nearly seven percentage points higher than the same period in 2023. Pilgrim’s recorded the best performance in its history, with EBITDA margins expanding from 9.8%in 4Q23 to 14.7%in 4Q24. While chicken consumption in the Northern Hemisphere typically softens during this time of year, demand in the U.S. remained strong across both retail and foodservice. Pilgrim’s success was driven by the disciplined execution of its key customer strategy and a well-diversified portfolio, allowing the business to navigate a favorable market environmentwith agility and strength. Our geographic and protein diversification also allowed us to benefit from the favorable cattle cycles in Australia and Brazil, even as margins in the U.S. remained under pressure due to the region’s cattle dynamics. In Australia, where the cycle is expected to remain positive in the coming quarters, we posted a 9.9% margin, for the year, supported by growing exports—especially to the U.S. In Brazil, JBS posted a 7.7% margin, for the year, driven by record beef volumes, growth in both domestic and international markets, productivity gains, and new export certifications. As previously reported, we significantly reduced our leverage, bringing it down from 4.42x to 1.89x in USD terms between the fourth quarters of 2023 and 2024. JBS continues to deliver sustainable value to shareholders. In October 2024, we distributed US$815 million in dividends. In January 2025, we followed with an additional US$ 0.17 per share, totaling US$ 382 million. Given the company’s strong cash position and low leverage, management has proposed, for approval at the General Shareholders’ Meeting, the distribution of R$4,4 billion , equivalent at R$ 2 per share, to be paid following shareholder approval. Additionally, last Friday, we announced the full repayment of US$ 850 million in bonds maturing in 2030. We remain focused on unlocking long-term value through the dual listing of our shares in Brazil and the United States. This initiative will strengthen our corporate governance and expand our investor base, attracting institutional investors with significant capital allocation capabilities. We firmly believe this move will drive lasting value for our shareholders, teammembers, and areas around the world where we operate. 4

MESSAGE FROM THE CEO Gilberto Tomazoni, CEO Global JBS Our global diversification strategy remains intact, supported by continuous investment in innovation and brand development, allowing us to build a more resilient and higher-value portfolio. We’re also advancing in research and biotechnology to develop innovative products and solutions that enhance the productivity of our portfolio and support the development of alternative proteins. In Brazil, we’re building the JBS Biotech Innovation Center, our new hub for biotechnology research and development. In 2025, we entered the egg category through the acquisition of a 50% stake in Mantiqueira, the largest table egg producer in South America. We also announced US$ 200 million in capital investments to upgrade two of our largest beef processing facilities in the U.S., aiming to enhance efficiency and add value. In Jeddah, Saudi Arabia, we’re preparing to open our third halal value-added products facility in the Middle East. And in Brazil, we are finalizing construction of a new pork processing plant and a prepared foods facility. We’re also moving forward with our investment plan in Nigeria. In partnership with the government and local entrepreneurs, we are developing sustainable local supply chains to expand food production. Nigeria is one of the fastest-growing populations in the world, expected to reach 400 million by 2050, up frommore than 250 million today, according to UN projections. Our goal is to support the country in its efforts to combat food insecurity. Every day, we are working to build a more resilient company—one that delivers strong financial performance across all market cycles. But our strength goes beyond scale. It lies in our commitment to innovation, our ability to adapt, and our relentless pursuit of excellence, always with a sharp focus on execution. We will continue to invest in our unique platform, driving performance, growth, and long-term value for all stakeholders. 5

4 About JBS and Highlights 2 0 2 4

JBS S.A. is a food company with more than 70 years of tradition and a global leader in the processing of animal protein. With operations in 25 countries, the Company serves more than 320 thousand clients in approximately 180 countries through a diversified portfolio of products and brands. Headquartered in Brazil, it has around 280 thousand employees – in production platforms and commercial offices around the world. The structure includes prepared foods, beef, pork, lamb, fish, poultry, plant-based, alternative protein, eggs and leather processing facilities, in addition to cattle and sheep feedlots. In addition to the food sector, the Company also operates in segments related to the value chain, such as leather, personal care and cleaning products, collagen, metal packaging, casings, biodiesel, transportation, waste management and recycling. JBS operates through six business units throughout the world, as follows: JBS Brasil: beef and leather production in Brazil; and New Businesses operations in Brazil. Seara: poultry and pork processing and production of prepared foods in Brazil. JBS Beef North America: beef processing and prepared foods in the United States and Canada. Australia: production of beef, lamb, pork, fish and prepared foods, with operations in Australia and New Zealand. JBS USA Pork: pork processing and prepared foods in the United States. Pilgrim’s Pride: poultry and pork processing and prepared foods in the United States, Europe, Mexico and Puerto Rico. Note 1. Revenue by region considers domestic sales and imports. More than 600 production units and sales offices in more than 25 countries GLOBAL PRODUCTION AND SALES PLATFORM COMPANY PROFILE 7

INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURES INVESTMENTS AND CORPORATE EVENTS 100% 100% 100% JBS Finance Luxembourg JBS Confinamento JBS Investments Luxembourg JBS Asset Management JBS Embalagens Metálicas 100% 100% 100% 100% 100% Conceria Priante JBS Leather International JBS Toledo JBS Chile 100% Meat Snack Partners Wholly-Owned Joint Venture 50% JBS Global Luxembourg 100% Seara Alimentos JBS USA Holdings Lux 100% 100% Rigamonti 100% 8

CORPORATE GOVERNANCE To enhance the governance structure and ensure transparency in all its relationships, JBS continuously promotes the improvement of its corporate practices, creating an environment of trust with its shareholders, investors and other stakeholders. The governance structure of JBS comprises: the Board of Directors, the Global Compliance Department, a permanently established Audit Board, and the following committees advising the Board of Directors on specific strategic subjects: Socio-Environmental Responsibility Committee; the Statutory Audit Committee; the Financial and Risk Management Committee; the Governance, Compensation and Nomination Committee; the Related Parties Committee; and the Diversity, Equity and Inclusion Committee. The Global Compliance Committee was created in 2022 with its primary purpose to help create a more uniform and consistent compliance program across all JBS entities, including Pilgrim’s. The Committee is tasked with overseeing continued improvements and enhancements to the compliance program and promoting a company-wide culture of compliance for its employees, stakeholders, business associates and customers The Board of Directors is the Company’s highest governance body. At the end of 2024 it had 11 members, of which 7 were independent – that is to say the majority of its members are independent. The Members of the Board of Directors, elected at an Annual General Shareholder´s Meeting for a unified two-year term, are responsible for, among other issues, defining business policies and guidelines as well as economic, social and environmental commitments. The positions of Chairman of the Board of Directors and the Chief Executive Officer of the Company are not held by the same person. Compensation of the CEO and other JBS leaders are performance-based, encouraging sustainable medium and long-term growth at JBS while incentivizing efforts to reach shortterm targets. Surveys are used to periodically compare compensation packages with the general market practices and make sure compensation is aligned with JBS and shareholders interests. The company has only common shares, granting equal rights to all shareholders, who also have tag-along rights in the event of changes in JBS’ control. In the United States, JBS equity is also traded as Level 1 ADRs (American Depositary Receipts) on the OTCQX over-the-counter market. The Investor Relations area is responsible for communications with shareholders and potential investors; this department has a website (https://ri.jbs.com.br/en/) and releases the Company’s results through conference calls and events attended by capital market agents and specialist media outlets. 9

GOVERNANÇA CORPORATIVA EXECUTIVE OFFICERS Gilberto Tomazoni Chief Executive Officer Jeremiah O‘Callaghan Director without a specific designation Eliseo Santiago Perez Fernandez Director of Administration and Control Guilherme Perboyre Cavalcanti Chief Financial and Investor Relations Officer Wesley Mendonça Batista Filho Director without a specific designation BOARD OF DIRECTORS Jeremiah O’Callaghan Chairman José Batista Sobrinho Member Wesley Mendonça Batista Member Joesley Mendonça Batista Member Alba Virginia Pettengill Vacca Independent Member Gelson Luiz Merisio Independent Member Francisco Sergio Turra Independent Member Carlos Hamilton Vasconcelos Araújo Independent Member Kátia Regina de Abreu Gomes Independent Member Paulo Bernardo Silva Independent Member Cledorvino Belini Independent Member ETHICS AND COMPLIANCE Ethical conduct is essential to maintaining the trust of our consumers, customers, investors, suppliers, employees and other stakeholders, such as government agencies. We operate our business within a framework of compliance, high ethical standards and integrity. We comply with relevant laws, policies and regulations and support open and anonymous communication throughout our organization and value chain. OUR GLOBAL COMPLIANCE PROGRAM We believe that an effective compliance program requires ongoing monitoring, oversight, review and analysis. With an experienced team and demonstrated leadership support, JBS aims to continually evaluate, improve and implement its compliance program in line with recognized standards, such as the U.S. Department of Justice’s Evaluation of Corporate Compliance Programs. In 2022, we appointed Mike Koenig as JBS’ Global Chief Ethics and Compliance Officer to harmonize and reinforce the Company’s strategy across all global operations and build on existing regional structures and expertise. Koenig reports directly to the Board of Directors and is supported by six specialized Senior Directors, one in each operating region. Under Koenig’s leadership, the Global Compliance team disseminates the Codes of Conduct and Ethics, the policies that promote ethical conduct in all of the Company’s operations and relationships. JBS’ Regional Senior Compliance Officers also implement additional unique procedures and strategies consistent with the Global Compliance Program. 10

ETHICS AND COMPLIANCE NINE PILLARS OF OUR COMPLIANCE PROGRAM The structure of our Compliance Program is based on nine well-established pillars, starting with senior management support. In developing the program, JBS considered guidance from the Evaluation of Corporate Compliance Programs, the U.S. Department of Justice, two international law firms and specialized forensic companies, as well as well-accepted industry documentation and the experience of our internal Compliance team. 1) Leadership Ethics JBS promotes a culture of compliance, starting with its leadership teams leading by example. Providing visible assistance, involvement and commitment from leadership is crucial to encouraging employee ethics and compliance. 2) Risk Management Periodic identification, classification and management of risks allows JBS to understand, minimize and solve problems in addition to improving policies and procedures. 3) Development of Policies and Procedures Clear and consistent policies and procedures based on risk assessments guide employees in their daily activities. Key policy topics include anti-bribery/anticorruption (ABAC), antitrust/anti-competition, conflicts of interest, relationships with government officials, and gifts, entertainment and hospitality. 4) Training Programs JBS offers frequent, engaging and targeted training to all employees in the most appropriate format (in person, online or via video, in 7 languages). All employees also receive mandatory training on the Code of Conduct and Ethics. 5)Whistleblower Channel and Investigations The JBS Ethics Line is available 24 hours a day, seven days a week, to all employees in multiple formats and languages, guaranteeing anonymity (for those who choose to do so) and non-retaliation. Communication campaigns promote the use of the Company’s reporting channels. The Compliance team and trained employees (Compliance Ambassadors) conduct internal investigations, and disciplinary measures are recommended and deliberated when necessary. 6) On-Going Communications JBS distributes general and targeted communication campaigns to increase transparency within the business and reinforce ethics and compliance practices. 7) Implementation of Internal Controls of Compliance JBS continues to manage and improve advanced control systems for faster and more effective detection and prevention of risky transactions. 8) Effectiveness Evaluation and Monitoring We consistently monitor our Compliance Program through internal personnel and third parties to ensure its vitality and achieve significant improvements in our systems and practices. 9) Third Party Management We require third parties to adhere to our highest ethical business standards and comply with applicable laws, regulations, and rules. In addition, we implement external technology to further enhance third-party due diligence and monitoring. CODES OF ETHICS AND CONDUCT We require all employees and contractors at all levels of our organization to comply with codes of conduct and ethics to ensure a safe, healthy and positive work environment. Our Codes of Conduct and Ethics provide behavioral standards and guidelines designed to support appropriate workplace conduct, efficient and safe operations, and the well-being of our employees and business partners. The Code includes topics such as: Employee Responsibility, Health and Safety, Equal Employment Opportunities and Workplace Diversity, Harassment, Human Rights, Food Safety, Conflict of Interest, Anti-Corruption Practices, Gifts and Entertainment, Donations; Relationship with Public Agents; Antitrust and Use of Privileged and Confidential Information. All JBS employees participate in annual training sessions, which can be in person, online and/or in video format. These training sessions cover topics from the Code of Conduct and Ethics, as well as Compliance policies, including harassment, anticorruption and antitrust. The goal is to provide an overview of these topics, highlighting their importance and the possible consequences of noncompliance. 11

HUMAN CAPITAL JBS is made up of a global workforce of more than 280,000 people working primarily in rural communities in Australia, Brazil, Canada, Mexico, New Zealand, the United Kingdom and the United States. We are a diverse workforce, have an inclusive culture, prioritize health and safety and seek to improve the socioeconomic status of our employees, and support the communities where we operate. We work diligently to meet the cultural needs of our employees and encourage our units to evaluate the effectiveness of their actions in order to identify the best approaches for their specific situations. Our talent acquisition, hiring, training and retention practices meet or exceed the standards set by local laws and our industry. We are committed to hiring and supporting the development of employees of all ages, disability statuses, genders, nationalities, ethnicities, races and sexual orientations. In practice, this means establishing and monitoring KPIs that measure employee satisfaction indicators such as absenteeism, overtime, safety and turnover. We also conduct annual reviews of our people management policies and programs. The combination of these practices makes it easier to make changes as needed, limit the impact on employee experience and ensure operational continuity. With up to 60 languages spoken at a single JBS facility, we ensure that company materials are available in multiple languages and dialects. Materials include information such as benefits, hiring processes, safety instructions and training opportunities. Our managers reinforce our culture of respect by being available to employees who wish to discuss issues. Additionally, facilities provide phone lines in over 200 languages to create access to critical information for employees. Our Human Resources (HR) departments operate regionally with the support of our global corporate HR teamand have formal processes in place to enable the sharing of information and best practices across the business. Occupational health and safety The health and safety of our employees is paramount. We prioritize providing safe working conditions and environments at all JBS facilities. Our commitment begins with our culture of accountability, which empowers each employee to understand and practice Health and Safety guidelines. We reinforce our culture with regular training and development around our Code of Conduct and Ethics and Global Health and Safety Policy. Our safety governance structure and management approach are guided by our Global Health and Safety Policy and aligned with the relevant regulatory requirements of each country in which we operate. We follow government bodies such as those listed to assess the effectiveness of external safety audit processes, collecting feedback and making adjustments as necessary. Our Health and Safety principles: 1 - Engage, develop and train employees, giving them the responsibility to ensure and promote a safe and healthy work environment; 2 - Anticipate and prevent incidents and accidents, assuming that all accidents are avoidable; 3 - Drive continuous improvement of our processes, machines and equipment while implementing measures to eliminate or minimize incidents; 4 - Ensure compliance with legal requirements, our own Health and Safety programs and other applicable standards; and 5 – Develop and disseminate a culture of Health and Safety, individual responsibility and shared vigilance of values, with leaders as role models. TEAM MEMBERS BY REGION Brazil 56.1% North America 27.9% Europa 6.0% Oceania 5.2% Mexico 4.3% MENA 0.5% 12

HUMAN CAPITAL Hometown Strong In 2020, JBS USA, JBS Canada and Pilgrim’s U.S. launched Hometown Strong, a $100 million initiative to bring strength and stability to the communities where we live and work. Our facilities management teams have been working with local leaders and organizations to determine how the funds can best help meet immediate and long-term community needs. Projects include donating books and computers to underserved children, building storage facilities for food pantries, funding high school agriculture programs, and developing land for playgrounds, community gardens and employee housing. To date, Hometown Strong has invested in more than 260 projects, with more initiatives to come. To that end, we are excited to provide meaningful investment in projects that will have positive impacts for generations to come. Better Futures As part of our Hometown Strong initiative, JBS USA and Pilgrim’s USA are working to build the largest free higher education program in rural America: Better Futures. Through this program, our employees and their children have the opportunity to pursue their higher education dreams by earning short-term degrees and trade certificates at technical and community colleges, tuition-free. We recognize and believe in the transformative power of higher education and the opportunities that come from education, coursework and technical skills training. Better Futures removes a major financial barrier to college and is poised to become the largest free college program in rural America. JBS USA and Pilgrim’s advisors will also help employees — many from first-generation American families — navigate the application process, which can be challenging for first-time college applicants. Better Futures provides meaningful investments in the future of our employees, their families and our communities. J&F Institute At the company’s corporate headquarters in São Paulo, Brazil, JBS supports the J&F Institute, a business-oriented educational center dedicated to empowering young people with the tools and discipline to integrate family, school, business and community while achieving their dreams of creating prosperity for themselves and society. The J&F Institute believes that successful companies consider the growth of individuals within their organizations as the driving force behind business growth and success. These are companies that embed education at the core of their strategy and embrace an unwavering commitment to ongoing education, training and personal development. With this mission in mind, J&F has implemented socio-educational projects that directly align with JBS’s core strategy. This collaboration allows the Institute to adopt an educational model based on a commitment to meeting people’s needs, empowering them for success in business and in life. The J&F Institute model is built on four main pillars that guide all activities: School, Business, Family and Community. These pillars serve as the foundation for a continuous personal transformation of students, through which children advance through both business knowledge and practical learning. J&F Institute views education as the foundation for success, providing high-quality education from K- 12. Driven by the philosophy of lifelong learning (“growing and learning for life”), we strive to take education to the next level, toward higher education and tangible business opportunities. To date, J&F Institute has advanced its mission through two major strategic initiatives: • Support to Public Schools; providing direct financial, educational and training support to 170 public schools in Brazil and educational and training opportunities for more than 89,000 students and more than 3,500 teachers since the founding of the Institute. • Basic and Vocational Education (Germinare BUSINESS, Germinare TECH, Germinare VET and Instituto J&F Família). Today, there are over 1,000 active students and approximately 500 young people who have been trained, with 84% of Instituto J&F graduates currently employed in the labor market. It is important to note that Instituto J&F graduates have significantly increased their families’ per capita income. 13

SUSTAINABILITY At JBS, we have a truly global perspective and are leveraging our scale and influence to help lead sustainable transformation by example. This means recognizing and addressing key factors that impact the present and will shape the future of the industry. At JBS, we strive to set the food industry standard for producing food profitably and sustainably for a growing population. This means strengthening the sustainability and resilience of not only our own operations, but contributing to the sustainability of the supply chain as a whole, while helping our customers achieve their sustainability goals. To realize this vision, we have developed a Global Sustainability Strategy that reflects our supply chain connections and addresses our material sustainability themes. This strategy will guide the company’s actions on environmental, social and governance issues and will serve as the overarching framework through which all of our sustainability programs and initiatives will be developed. JBS’ sustainability strategy across the value chain can be summarized in 5 major pillars, as illustrated below, namely: (1) helping farmers manage natural resources and increase productivity; (2) Obtaining responsibly produced agricultural commodities; (3) Producing sustainable food; (4) Strengthening food systems and communities; and (5) Responsible operationS. 14

SUSTAINABILITY In alignment with our global sustainability strategy and the United Nations Sustainable Development Goals (UN SDGs), JBS conducted a robust analysis of materiality and perceptions of key internal and external stakeholders, as well as the different circumstances of our operations around the world. The most critical topics were categorized into four major material themes: (1) Product Integrity; (2) Social Responsibility; (3) Environmental Management; and (4) Animal Welfare. Product Integrity: The most relevant subject of this topic is traceability, where the main focus is on monitoring the supply chain. JBS has developed a cattle supplier monitoring system that uses public and government databases, satellite imagery and georeferenced data to verify compliance with socio-environmental standards. Our monitoring system covers a significant number of direct cattle suppliers and has blocked almost 13,000 supplier farms in Brazil since its implementation over a decade ago. Due to privacy laws in Brazil, there is a lack of available information on transactions between indirect cattle suppliers. To overcome this challenge and complement our monitoring system for direct suppliers, JBS also built and deployed the Transparent Livestock Platform, a digital tool to increase visibility into the cattle supply chain for the tens of thousands of farms that sell cattle to our direct suppliers. This free, confidential, and open-sourced online platform uses blockchain technology to extend monitoring from our direct suppliers to their suppliers (producers with whom JBS does not have a direct business relationship but who are a critical part of the supply chain). By 2023, more than 62% of the cattle processed by JBS was enrolled in the platform, with the goal of reaching 100%participation by 2025. A partir de 2026, todos os fornecedores diretos que desejarem fazer negócios com a JBS devem estar na plataforma. Social Responsibility: This topic is divided into three major categories: (1) Team Members; (2) Occupational Health and Safety; and (3) Communities. These topics have already been covered in the Human Capital section. It is worth highlighting the Communities category, whose main initiatives are Hometown Strong, J&F Institute and Better Futures. Environmental Management: JBS’ global operations are committed to improving production efficiency, minimizing dependence on natural resources and our overall environmental footprint. Environmental management at JBS is guided by our Global Environment and Biodiversity Policy. Our facilities worldwide operate in compliance with relevant laws and regulations and, in most cases, in accordance with internally audited Environmental Management Systems (EMS). Our Management Systems are based on ISO 14001 standards. Environmental performance indicators are monitored daily across JBS operations and reviewed periodically by executive leadership. Committees have been created in all regions to routinely discuss and address environmental issues, ensuring consistent oversight and timely response across the organization. The company’s environmental management structures encourage accountability and promote ownership within our environmental and operations teams. Nearly every JBS facility has an Environmental Manager or Director who oversees the facility’s environmental requirements and performance. In addition, corporate environmental teams oversee the performance of multiple facilities and provide individual support to facilities, sharing best management practices and helping to resolve specific issues if they arise. 15

SUSTAINABILITY Still on the subject of environmental management, we recently began implementing a global sustainability data management system, Envizi®, across all of the company’s operations. The platform will house performance data from each JBS facility related to Scope 1 and 2 GHG emissions, energy, fuel, water, wastewater and residues, as well as Scope 3 emissions and source data. Having a single system to record environmental indicators will allow us to better assess our performance in real time, compare progress across regions and business units, and identify opportunities for future reductions. The analytical tools and benchmarks from facility targets to global levels will drive continuous improvement and flag irregularities quickly. Additionally, standardized reporting capabilities will increase the frequency of oversight by the JBS Board of Directors and executive leadership. Animal Welfare: As a leading producer of animal protein, we have a serious responsibility to provide our animals with a good quality of life and humane slaughter. Across all our operations, we incorporate animal welfare practices that demonstrate our respect for the animals on which our business depends. We align our policies, including the JBS Global Animal Welfare Policy, and procedures with local laws and regulations, as well as internationally recognized standards, including the “Five Domains” Model, which is a framework for assessing animal welfare. We are committed to following animal welfare practices throughout our operations and supply chain to meet the needs of our customers, consumers and society. Most importantly, we must demonstrate our respect for the animals on which our business depends. Our animal welfare programs are frequently reviewed by animal husbandry and welfare experts from universities around the world. Since 2023, we have had the JBS Animal Welfare Advisory Committee to provide vital oversight and guidance to our comprehensive animal welfare programs, aiming to achieve the highest standards of care and welfare for our animals. This committee is composed of 7 respected university professors and researchers specialized in veterinary medicine, animal husbandry and behavior, nutrition, epidemiology and welfare. One of the main objectives of the committee is to assess and establish a global goal of improving animal welfare throughout the Company. 16

15 Financial Performance 2 0 2 4 17

*Source: JBS, IBGE, BEA, UN, SECEX, USDA. THE ECONOMIC CONTEXT According to the UN’s World Economic Situation and Prospects 2025, published in January 2025, the world economy has remained resilient through 2024, avoiding economic contraction despite years of multiple continuous shocks and the most sustained inflation-driven episodes of monetary tightening in recent history. Despite continued expansion, the global economy is projected to grow at a slower pace than the 2010–2019 (pre-pandemic) average of 3.2%. In the near term, global economic growth is expected to remain stable but subdued. The expectation for various countries is that the continued disinflation and monetary easing will boost aggregate demand, however challenges on the supply side could be exacerbated by ongoing conflicts and rising geopolitical tensions. The possibility of higher tariffs and more trade restrictions could disrupt value chains, undermine manufacturing activities, hinder international investment, affect import prices, and reignite inflationary pressures. Weakening labor market conditions, a potential increase in protectionist policies, and growing climate risks will weigh on the near-term growth outlook for the global economy. La Niña effects are expected to persist through early 2025, potentially impacting crop yields through extreme weather events. In Brazil, according to data released by the IBGE on March 7, 2025, GDP grew 3.4% in 2024. The Agriculture sector suffered with a decline due to harsh climate conditions that affected many important crops, in which, according to IBGE’s Systematic Survey of Agricultural Production (LSPA), it led to drops in annual output estimates, where soybean and corn stood out, with decreases of 4.6%and 12.5%, respectively. The 3.4% growth of the economy in 2024 follows a growth of 3.1% in the Value Added at basic prices that was influenced by Services (3.7%) by Industry (3.3%) and was offset by a decrease in Agriculture (-3.2%). All the activities in Services recorded increases and in the Industry, construction stood out, corroborated by the rise of employment in this activity, production of typical inputs and expansion of credit. From the perspective of expenditure, Gross Fixed Capital Formation increased by 7.3%, with emphasis on increases in domestic production, imports of capital goods and the expansion of the Development of Software. Household consumption expenditure increased by 4.8% in the year. Driven by the improvement in labor market, the expansion of credit and income transfer programs created by the government. Regarding the protein sector, according to the USDA, in 2024, beef production in Brazil grew by 8.2%, maintaining the country as the second largest beef producer in the world, behind only by the United States. Considering data from the Brazilian Foreign Trade Secretariat (SECEX), Brazilian beef exports recorded an increase of 27% in revenue in US dollar, with China, as its main export destination. In relation to chicken meat, Brazilian production increased by 1%. In exports of fresh chicken meat, Brazil maintained its leadership and, according to SECEX data, showed a 3.1% increase in export volume in 2024, but a decrease of 1.8%in prices in dollar/kg. For 2025, o USDA projects a growth of 2.6% in beef production and 2.7% in beef exports from Brazil. Regarding chicken, the USDA estimates growth of 1%in production and 3.2%in exports. 18

*Source: JBS, IBGE, BEA, UN, SECEX, USDA. In the US, JBS’ main operating region, Real GDP increased by 2.8% in 2024, according to the second estimate released by the Bureau of Economics Analysis report. The increase in GDP in 2024 primarily reflected increases in local and State government spending (mainly driven by salaries spending and defense consumption in the federal level), consumer spending (driven by healthcare spending, recreative goods and vehicle parts) and investments, offset by the increase in imports, that brought a negative impact to the GDP. Beef production in the United states remained on the same level as in 2023, despite the negative outlook made in the start of 2024; the domestic consumption showed an increase of 2.5%, despite a reduction in the American herd by 1.3%, the reason being mainly by a 17.6% increase in imports, in addition to consumption of already existing inventories. Exports fell 2.8% in the year, primarily to Asian countries, such as South Korea and China, that decreased their import volumes by 4.7% and 5.2%, respectively. In the US, chicken meat recorded increases of 1.4% in production. Chicken meat in the United States recorded a 1.4% increase in production. Regarding exports, there was a 7.4%reduction, which can be mainly explained by the 3.1% increase in domestic consumption in 2024. Finally, pork production in the United States increased by 2.4% in 2024, while domestic consumption remained relatively stable. Exports increased by 7.5%, driven mainly by countries such as Mexico and South Korea, which increased by 5.6% and 12.1%, respectively. Regarding projections for the year 2025, the USDA estimates a reduction in beef production of 3.9% in the United States, with reductions in both domestic consumption of 2.3% and exports of 12.0%. In contrast to the negative scenario, the USDA continues to estimate a positive scenario for Australia. As a consequence of American imports, the USDA projects a 2.3% growth in production for 2025, in addition to growth of 1.9% and 3.4% in exports and domestic consumption, respectively. For chicken meat, the USDA projects an increase in production, domestic consumption and exports for the United States of 1.6%, 1.6%and 1.3%, respectively. Finally, USDA estimates for pork in the United States indicate a 2% increase in production, 1.4% in domestic consumption and 3.4% in exports. THE ECONOMIC CONTEXT 19

R$39.0Bn R$9.6Bn R$417.0Bn (1,061) 17,146 9,616 39,040 4.7% 9.4% 1,865 13,222 2023 2024 363,817 416,952 2023 2024 NET REVENUE ADJUSTED EBITDA 2023 2024 NET RESULTS FREE CASH FLOW 2023 2024 Earnings per share were R$4.34 2024 CONSOLIDATED HIGHLIGHTS R$13.2Bi 20

R$5.3Bn R$10.8Bn R$2.4Bn R$116.7Bn 83 0.04 2,412 1.09 5,104 10,789 5.3% 9.2% 4Q23 4Q24 -48,5% 96,341 116,701 4Q23 4Q24 4Q23 4Q24 4,334 5,296 4Q23 4Q24 4Q23 4Q24 Earnings per share were R$1,09 4Q24 CONSOLIDATED HIGHLIGHTS NET REVENUE ADJUSTED EBITDA NET RESULTS FREE CASH FLOW 21

4Q24 and 2024 CONSOLIDATED HIGHLIGHTS

	4Q24		3Q24		Δ%	4Q23		Δ%	2024		2023		Δ%
R$ Million	**R$**	**% NR**	**R$**	**% NR**	**4Q24 vs 3Q24**	**R$**	**% NR**	**4Q24 vs 4Q23**	**R$**	**% NR**	**R$**	**% NR**	**2024 vs 2023**
Net Revenue	**116,700.7**	**100.0%**	**110,497.9**	**100.0%**	**5.6%**	**96,340.7**	**100.0%**	**21.1%**	**416,952.0**	**100.0%**	**363,816.5**	**100.0%**	**14.6%**
Cost of Goods Sold	(99,308.9)	-85.1%	(92,309.5)	-83.5%	7.6%	(85,246.0)	-88.5%	16.5%	(354,179.0)	-84.9%	(324,167.5)	-89.1%	9.3%
Gross Profit	**17,391.8**	**14.9%**	**18,188.3**	**16.5%**	**-4.4%**	**11,094.8**	**11.5%**	**56.8%**	**62,773.0**	**15.1%**	**39,649.0**	**10.9%**	**58.3%**
Selling Expenses	(7,241.1)	-6.2%	(7,578.8)	-6.9%	-4.5%	(5,977.2)	-6.2%	21.1%	(26,116.5)	-6.3%	(22,941.2)	-6.3%	13.8%
General and Adm. Expenses	(4,177.3)	-3.6%	(1,876.9)	-1.7%	-	(3,440.0)	-3.6%	21.4%	(12,305.3)	-3.0%	(11,547.1)	-3.2%	6.6%
Net Financial Income (expense)	(2,105.2)	-1.8%	(2,002.4)	-1.8%	5.1%	(1,686.9)	-1.8%	24.8%	(8,963.1)	-2.1%	(6,748.0)	-1.9%	32.8%
Equity in earnings of subsidiaries	18.6	0.0%	21.6	0.0%	-14.1%	(1.5)	0.0%	-	20.4	0.0%	47.6	0.0%	-57.2%
Other Income (expense)	(327.0)	-0.3%	(113.3)	-0.1%	-	98.6	0.1%	-	(587.8)	-0.1%	141.5	0.0%	-
Profit (loss) before taxes	**3,559.8**	**3.1%**	**6,638.5**	**6.0%**	**-46.4%**	**87.9**	**0.1%**	**-**	**14,820.6**	**3.6%**	**(1,398.1)**	**-0.4%**	**-**
Income and social contribution taxes	(881.6)	-0.8%	(2,442.8)	-2.2%	-	120.1	0.1%	-	(4,116.6)	-1.0%	668.9	0.2%	-
Minority interest	(266.0)	-0.2%	(353.1)	-0.3%	-24.7%	(125.3)	-0.1%	-	(1,088.1)	-0.3%	(331.8)	-0.1%	-
Net Income (Loss)	**2,412.2**	**2.1%**	**3,842.5**	**3.5%**	**-37.2%**	**82.6**	**0.1%**	**-**	**9,615.9**	**2.3%**	**(1,061.0)**	**-0.3%**	**-**
Adjusted EBITDA	**10,789.0**	**9.2%**	**11,939.9**	**10.8%**	**-9.6%**	**5,104.4**	**5.3%**	**111.4%**	**39,039.9**	**9.4%**	**17,146.1**	**4.7%**	**127.7%**
Earnings per Share	**1.09**		**1.73**		**-37.2%**	**0.04**		**-**	**4.34**		**n.a.**		**-**

NET REVENUE

In 4Q24, JBS recorded a consolidated net revenue of R$116.7 billion, which represents an increase of 21% compared to 4Q23.

During the period, around 75% of JBS' global sales were in the domestic markets in which the Company operates and 25% through exports.

In 2024, net revenue reached R$417 billion (US$77.2 billion).

ADJUSTED EBITDA

In 4Q24, adjusted EBITDA reached R$10.8 billion, an annual growth of 111%, while the EBITDA margin reached 9.2%, an increase of 390 basis points compared to the previous year. Except for JBS Australia, which was impacted by higher cattle prices in the quarter, all business units reported growth compared to the same period last year, with highlights for Seara, Pilgrim's and USA Pork.

In 2024, adjusted EBITDA reached R$39 billion (US$7.2 billion), with an adjusted EBITDA margin of 9.4%, an increase of 465 basis points, driven by improved profitability across all business units. This result reinforces the strength of the diversified global platform, with strong results in poultry, pork, and prepared products, despite the largest business unit, JBS Beef North America, still going through a challenging cycle.

R$ Million	4Q24	3Q24	Δ%	4Q23	Δ%	2024	2023	Δ%
Net income for the period (including non-controlling interest)	**2,678.1**	**4,195.7**	**-36.2%**	**207.9**	**1188.1%**	**10,704.0**	**(729.1)**	**-**
Financial income (expense), net	2,105.2	2,002.4	5.1%	1,686.9	24.8%	8,963.1	6,748.0	32.8%
Current and deferred income taxes	881.6	2,442.8	-	(120.1)	-	4,116.6	(668.9)	-
Depreciation and amortization	3,248.1	3,010.3	7.9%	2,859.5	13.6%	11,805.3	10,725.4	10.1%
Equity in subsidiaries	(18.6)	(21.6)	-14.1%	1.5	-	(20.4)	(47.6)	-57.2%
(=) EBITDA	**8,894.5**	**11,629.6**	**-23.5%**	**4,635.7**	**-**	**35,568.7**	**16,027.7**	**121.9%**
Other income / expenses	87.4	43.0	-	71.3	22.6%	178.6	121.5	46.9%
Reestructuring	73.4	171.0	-57.1%	36.7	-	512.6	261.0	96.4%
Asset Impairment	0.0	0.0	-	26.9	-	0.0	135.2	-
Antitrust Agreements	1,009.4	3.9	-	298.7	-	1,430.8	510.2	-
Donations and social projects	25.1	19.9	26.0%	35.1	-28.4%	118.5	90.4	31.1%
Rio Grande do Sul Insurance Claims	0.0	72.6	-	0.0	-	105.1	0.0	-
Tax payments and installments	0.0	0.0	-	0.0	-	426.6	0.0	-
Untimely litigation	356.5	0.0	-	0.0	-	356.5	0.0	-
Reversal of tax credits	342.7	0.0	-	0.0	-	342.7	0.0	-
(=) Adjusted EBITDA	**10,789.0**	**11,939.9**	**-9.6%**	**5,104.4**	**111.4%**	**39,039.9**	**17,146.1**	**127.7%**

22

JBS

4Q24 and 2024 CONSOLIDATED HIGHLIGHTS

NET FINANCIAL RESULT

Net debt financial expense was R$1.4 billion in 4Q24 and R$5.2 billion in 2024, corresponding to US$242 million and US$970 million, respectively.

R$ Million	4Q24	3Q24	Δ%	4Q23	Δ%	2024	2023	Δ%
Exchange rate variation	313.9	(381.1)	-	(226.0)	-	712.4	294.6	-
Fair value adjustments on derivatives	(869.9)	303.9	-	690.7	-	(2,677.4)	411.4	-
Interest expense[1]	(2,313.9)	(2,214.9)	4.5%	(2,409.5)	-4.0%	(8,861.2)	(8,647.1)	2.5%
Interest income[1]	843.3	547.2	54.1%	503.6	67.4%	2,466.0	1,627.5	51.5%
Taxes, contribution, fees and others	(78.6)	(257.4)	-69.5%	(245.6)	-68.0%	(603.0)	(434.3)	38.8%
Finance income (expense)	**(2,105.2)**	**(2,002.4)**	**5.1%**	**(1,686.9)**	**24.8%**	**(8,963.1)**	**(6,748.0)**	**32.8%**
Interest expenses from loans and financings	(1,685.8)	(1,510.1)	11.6%	(1,627.8)	3.6%	(6,205.2)	(5,888.3)	5.4%
Interest income from investments	272.1	452.0	-39.8%	218.1	24.7%	1,002.3	525.6	90.7%
Net debt financial expense[1]	**(1,413.7)**	**(1,058.2)**	**33.6%**	**(1,409.7)**	**0.3%**	**(5,202.9)**	**(5,362.7)**	**-3.0%**

[1]Includes interest expenses on loans and financing included under the passive interest item, and interest on financial investments included under the financial interest item.

NET RESULTS

JBS reported net profit of R$2.4 billion in 4Q24 and R$9.6 billion in 2024. Excluding the non-recurring items described on the previous page, adjusted net profit would have been R$5.7 billion in the quarter and R$14 billion in the year.

CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In 4Q24 and 2024, operating cash flow was R$10.6 billion and R$30.6 billion, respectively. Free cash flow, after adding property, plant and equipment, interest paid and received, and leasing, was R$5.3 billion in the quarter and R$13.2 billion in the year. The Company unwound approximately US$650 million of receivables discounts in 4Q24 and approximately US$450 million in the year. Excluding this effect for the quarter and year, free cash flow would have been US$2.8 billion for 2024 and US$1.6 billion for the quarter. The strong free cash flow in the periods reflects the strength of the diversified platform, the operational performance of the business units and the financial discipline of the Company.

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES

In 4Q24 and 2024, the total value of cash flow from JBS' investment activities was R$2.9 billion and R$7.7 billion, respectively, with the main investment being the purchase of property, plant and equipment (CAPEX) in both periods.

23

4Q24 and 2024 CONSOLIDATED HIGHLIGHTS

INDEBTEDNESS

JBS ended the year with R$35.6 billion in cash and US$3.4 billion available in revolving credit lines, without collateral, of which US$2.9 billion at JBS USA and US$500 million at JBS Brazil, equivalent to R$20.8 billion at the closing exchange rate for the period. Thus, the Company's total availability was R$56.4 billion at year end. This availability is enough to honor all our debts until 2032.

At the end of 2024, net debt was US$13.6 billion (R$84 billion), a reduction of approximately US$1.7 billion when compared to the previous year. For the year, leverage in dollars ended at 1.89x.

	R$ Million					US$ Million				
	4Q24	3Q24	Δ%	4Q23	Δ%	4Q24	3Q24	Δ%	4Q23	Δ%
Gross Debt	**119,677.3**	**103,285.3**	**15.9%**	**96,821.8**	**23.6%**	**19,326.8**	**18,958.0**	**1.9%**	**19,999.1**	**-3.4%**
(+) Short Term Debt	12,906.1	10,121.3	27.5%	4,316.4	199.0%	2,084.2	1,857.8	12.2%	891.6	133.8%
% of the Gross Debt	11%	10%		4%		11%	10%		4%	
(+) Long Term Debt	106,771.2	93,164.0	14.6%	92,505.5	15.4%	17,242.6	17,100.3	0.8%	19,107.6	-9.8%
% of the Gross Debt	89%	90%		96%		89%	90%		96%	
(-) Cash and Equivalents	35,607.1	28,534.5	24.8%	22,763.7	56.4%	5,750.2	5,237.5	9.8%	4,702.0	22.3%
Net Debt	**84,070.2**	**74,750.7**	**12.5%**	**74,058.1**	**13.5%**	**13,576.6**	**13,720.5**	**-1.0%**	**15,297.2**	**-11.2%**
Leverage	**2.15x**	**2.24x**		**4.32x**		**1.89x**	**2.15x**		**4.42x**	

NET DEBT BRIDGE

Net Debt for the year ended at US$13.6 billion, a reduction of US$1.7 billion year-on-year, driven by the strong cash flow generation throughout the year.

The cash flow was partially impacted by: (i) Capex in the amount of US$1,480 million; (ii) interest payments in the amount of US$1,181 million; (iii) US$521 million in biological assets; (iv) US$418 million from leasing; (v) US$349 million in tax payments; and (vi) US$327 million in working capital.


(US$ million)
15,297
(7,192)
4.42x
327
521
1,181
1,480
418
349
(8)
764
171
271
13,577
1.89x
Net debt 2023
Adjusted EBITDA
Working Capital
Biological Assets
Interest Paid and Received
CAPEX
Lease Payments
Taxes
Exchange Rate Variaton
Dividends
Non recurring
Other*
Net debt 2024

24

*Considering acquisitions, Cash Margin, non-cash items and Others.

4Q24 and 2024 CONSOLIDATED HIGHLIGHTS

PROFORMA INDEBTEDNESS

Debt Amortization Schedule (US$ Million)[1]

Average Term Proforma
12.6 years

Average Cost Proforma
5.4% p.a.


9,103
500
2,853
5,750
1,880
2,024
1,142
7,818
500
2,853
4,465
984
0
38
1,008
983
637
516
1,405
2,902
2,601
2,261
1,107
638
2,415
885
807
Cash and Equiv.
Notes 2035 & 2055 + Seara's CRA
Pmt. from Jan/25 until May/25
Cash and Equiv.
Short Term
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036 until 2051
2052
2053
2055
Cash and equivalents
Revolving credit facilities USD2.9 bn in the US + USD500 mn in Brazil
Notes 2035 & 2055 + Seara's CRA
Debt repayment from Jan/25 until May/25
Dividend Payment in 2025 + Proposed dividends to be voted at the Shareholder Meeting

CURRENCY & COST BREAKDOWN PROFORMA


USD[2]
90.2%
5.2% p.a.
BRL
9.8%
7.7% p.a.

SOURCE BREAKDOWN PROFORMA


Bonds
88%
Banks
5%
CRA
7%

[1] Includes funds available in cash and revolving guaranteed credit lines from JBS USA and JBS Brazil
[2] Includes debts in other currencies, such as Euros and Canadian Dollars

25

BUSINESS UNITS 4Q24 and 2024

BUSINESS UNITS – IFRS US$

Million		4Q24	3Q24	Δ%	4Q23	Δ%	2024	2023	Δ%
Net Revenue									
Seara	R$	13,292.1	12,166.4	9.3%	10,452.5	27.2%	47,370.9	41,300.3	14.7%
JBS Brazil	R$	20,334.0	18,058.0	12.6%	14,904.9	36.4%	68,173.1	55,531.8	22.8%
JBS Beef North America	R$	37,391.6	35,006.2	6.8%	31,072.8	20.3%	131,303.4	116,254.1	12.9%
JBS Australia	R$	10,314.9	9,896.3	4.2%	8,570.0	20.4%	35,991.8	30,974.3	16.2%
JBS USA Pork	R$	11,690.3	11,326.4	3.2%	10,413.5	12.3%	43,757.3	38,494.6	13.7%
Pilgrim's Pride	R$	25,521.9	25,403.9	0.5%	22,412.5	13.9%	96,278.9	86,609.2	11.2%
Others	R$	664.2	843.6	-21.3%	1,244.6	-46.6%	2,823.5	4,473.9	-36.9%
Eliminations	R$	-2,508.2	-2,202.8	13.9%	-2,730.1	-8.1%	-8,747.0	-9,821.6	-10.9%
Total	**R$**	**116,700.7**	**110,497.9**	**5.6%**	**96,340.7**	**21.1%**	**416,952.0**	**363,816.5**	**14.6%**
Adjusted EBITDA									
Seara	R$	2,627.1	2,557.8	2.7%	670.4	291.9%	8,396.4	1,803.7	365.5%
JBS Brazil	R$	1,350.4	2,094.4	-35.5%	874.0	54.5%	5,268.7	2,330.7	126.1%
JBS Beef North America	R$	647.1	650.7	-0.6%	-488.5	-	1,400.5	563.5	148.5%
JBS Australia	R$	819.0	966.8	-15.3%	883.9	-7.3%	3,577.7	2,241.3	59.6%
JBS USA Pork	R$	1,583.1	1,368.0	15.7%	966.7	63.8%	5,756.3	2,605.5	120.9%
Pilgrim's Pride	R$	3,763.2	4,302.6	-12.5%	2,190.6	71.8%	14,629.2	7,639.9	91.5%
Others	R$	-0.9	-0.5	-	11.1	-	17.9	-25.6	-
Eliminations	R$	0.0	0.0	-	-3.8	-	-6.7	-12.9	-47.8%
Total	**R$**	**10,789.0**	**11,939.9**	**-9.6%**	**5,104.4**	**111.4%**	**39,039.9**	**17,146.1**	**127.7%**
Adjusted EBITDA Margin									
Seara	%	19.8%	21.0%	-1.3 p.p.	6.4%	13.4 p.p.	17.7%	4.4%	13.4 p.p.
JBS Brazil	%	6.6%	11.6%	-5.0 p.p.	5.9%	0.8 p.p.	7.7%	4.2%	3.5 p.p.
JBS Beef North America	%	1.7%	1.9%	-0.1 p.p.	-1.6%	3.3 p.p.	1.1%	0.5%	0.6 p.p.
JBS Australia	%	7.9%	9.8%	-1.8 p.p.	10.3%	-2.4 p.p.	9.9%	7.2%	2.7 p.p.
JBS USA Pork	%	13.5%	12.1%	1.5 p.p.	9.3%	4.3 p.p.	13.2%	6.8%	6.4 p.p.
Pilgrim's Pride	%	14.7%	16.9%	-2.2 p.p.	9.8%	5.0 p.p.	15.2%	8.8%	6.4 p.p.
Others	%	-0.1%	-0.1%	-0.1 p.p.	0.9%	-1.0 p.p.	0.6%	-0.6%	1.2 p.p.
Total	**%**	**9.2%**	**10.8%**	**-1.6 p.p.**	**5.3%**	**3.9 p.p.**	**9.4%**	**4.7%**	**4.7 p.p.**

BUSINESS UNITS– USGAAP US$

Million		4Q24	3Q24	Δ%	4Q23	Δ%	2024	2023	Δ%
Net Revenue									
JBS Beef North America	US$	6,399.6	6,312.7	1.4%	6,272.9	2.0%	24,285.8	23,303.0	4.2%
JBS Australia	US$	1,765.5	1,784.5	-1.1%	1,730.1	2.0%	6,648.1	6,209.0	7.1%
JBS USA Pork	US$	2,000.8	2,042.5	-2.0%	2,102.2	-4.8%	8,115.5	7,713.8	5.2%
Pilgrim's Pride	US$	4,372.1	4,585.0	-4.6%	4,528.3	-3.5%	17,878.3	17,362.2	3.0%
Adjusted EBITDA									
JBS Beef North America	US$	82.4	36.7	124.5%	-141.2	-	146.6	12.2	1100.9%
JBS Australia	US$	104.1	144.3	-27.9%	172.1	-39.5%	582.3	423.7	37.4%
JBS USA Pork	US$	192.0	210.3	-8.7%	188.3	2.0%	830.6	472.0	76.0%
Pilgrim's Pride	US$	525.7	660.4	-20.4%	309.5	69.9%	2,213.9	1,034.2	114.1%
Adjusted EBITDA Margin									
JBS Beef North America	%	1.3%	0.6%	0.7 p.p.	-2.3%	3.5 p.p.	0.6%	0.1%	0.6 p.p.
JBS Australia	%	5.9%	8.1%	-2.2 p.p.	9.9%	-4.1 p.p.	8.8%	6.8%	1.9 p.p.
JBS USA Pork	%	9.6%	10.3%	-0.7 p.p.	9.0%	0.6 p.p.	10.2%	6.1%	4.1 p.p.
Pilgrim's Pride	%	12.0%	14.4%	-2.4 p.p.	6.8%	5.2 p.p.	12.4%	6.0%	6.4 p.p.

26

BUSINESS UNITS 4Q24 and 2024

SEARA

IFRS - R$ Million	4Q24 R$	4Q24 % NR	3Q24 R$	3Q24 % NR	Δ% QoQ	4Q23 R$	4Q23 % NR	Δ% YoY	2024 R$	2024 % NR	2023 R$	2023 % NR	Δ% YoY
Net Revenue	**13,292.1**	**100.0%**	**12,166.4**	**100.0%**	**9.3%**	**10,452.5**	**100.0%**	**27.2%**	**47,370.9**	**100.0%**	**41,300.3**	**100.0%**	**14.7%**
Cost of Goods Sold	(9,377.8)	-71%	(8,523.7)	-70%	10.0%	(8,691.9)	-83%	7.9%	(34,573.3)	-73%	(35,265.3)	-85%	-2.0%
Gross Profit	3,914.3	29%	3,642.7	30%	7.5%	1,760.6	17%	-	12,797.7	27%	6,035.0	15%	-
Adjusted EBITDA	**2,627.1**	**19.8%**	**2,557.8**	**21.0%**	**2.7%**	**670.4**	**6.4%**	**291.9%**	**8,396.4**	**17.7%**	**1,803.7**	**4.4%**	**365.5%**

In 4Q24, Seara recorded net revenue of R$13.3 billion, a 27% increase in the annual comparison. In 2024, net revenue was R$47.4 billion, a 15% increase year-over-year. The growth is explained by higher prices and volumes, both in the quarter and in the year, in the domestic and international markets. The significant increase of approximately 13 percentage points in the EBITDA margin for both the 4Q24 and 2024, year-over-year, is a consequence of better commercial and operational execution, strong global demand for poultry and pork, and expansion of the value-added portfolio.

Sales in the domestic market, which accounted for 48% of the unit's revenue in 4Q24, totaled R$6.3 billion, 15% higher than in 4Q23, driven by higher prices and volumes year-over-year. In the year, net revenue was R$22.7 billion, up 9% in the annual comparison. Despite revenue growth in all categories (poultry, pork and prepared foods), the main highlight was the *in natura* products category in the year. Thus, on average, the *in natura* poultry and pork categories combined grew approximately 20% compared to the same period last year in 4Q24 and 2024. Regarding prepared foods, net revenue increased 11% in 4Q24 and 3% in 2024 in the annual comparison, driven by higher volumes sold. Seara continues with its strategy of winning consumer preference through product quality, innovation, execution and brand strengthening, achieving growth in penetration and repurchase rates.

In the export market, net revenue in 4Q24 in dollars reached US$1.2 billion, representing an increase of 19% compared to 4Q23. For the year, net revenue was US$4.6 billion, an increase of 11% in the annual comparison. Both the quarter and the year showed an increase in both dollar prices and volumes sold, driven by strong international demand.


Seara
Doriana

JBS
27

BUSINESS UNITS 4Q24 and 2024

JBS BRASIL

IFRS - R$ Million	4Q24 R$	4Q24 % NR	3Q24 R$	3Q24 % NR	Δ% QoQ	4Q23 R$	4Q23 % NR	Δ% YoY	2024 R$	2024 % NR	2023 R$	2023 % NR	Δ% YoY
Net Revenue	**20,334.0**	**100.0%**	**18,058.0**	**100.0%**	**12.6%**	**14,904.9**	**100.0%**	**36.4%**	**68,173.1**	**100.0%**	**55,531.8**	**100.0%**	**22.8%**
Cost of Goods Sold	(17,121.5)	-84%	(14,059.8)	-78%	21.8%	(12,302.9)	-83%	39.2%	(56,028.1)	-82%	(47,000.5)	-85%	19.2%
Gross Profit	3,212.5	16%	3,998.2	22%	-19.7%	2,602.0	17%	23.5%	12,145.0	18%	8,531.3	15%	42.4%
Adjusted EBITDA	**1,350.4**	**6.6%**	**2,094.4**	**11.6%**	**-35.5%**	**874.0**	**5.9%**	**54.5%**	**5,268.7**	**7.7%**	**2,330.7**	**4.2%**	**126.1%**

In 4Q24, JBS Brasil reported net revenue of R$20.3 billion, 36% higher than 4Q23. For the year, net revenue was R$68.2 billion, an annual growth of 23%. The significant growth in net revenue in both periods reflects both the growth in volumes sold and prices.

In the export market, net revenue from *in natura* beef grew 49% in 4Q24 and 34% in 2024, in the annual comparison, as a result of the strong growth in volumes sold and the increase in average prices in reais in the periods. In addition to solid international demand, geographic diversification proved to be fundamental in the export market, boosting sales to several strategic regions such as the United States and the United Arab Emirates.

In the domestic market, net revenue from the *in natura* beef category was 21% higher compared to 4Q23, driven by higher prices, which partially offset the sharp increase in cattle prices in the period. In the year, net revenue grew 14%, mainly as a result of higher sales volume. This growth is mainly attributed to strong domestic demand and the favorable cattle cycle, resulting in greater availability of animals for slaughter during 2024.

According to data published by CEPEA-ESALQ, the average price of live cattle during the quarter was approximately R$319/*arroba*, a significant increase of 33% compared to 4Q24. In the year, the average *arroba* was R$257, stable compared to 2023. The strong demand in the period, especially in the international market, boosted profitability in both periods. In addition, the combination of discipline in execution, productivity gains and focus on new plant approval has optimized processes and contributed to results. Thus, Adjusted EBITDA totaled R$1.4 billion, with an EBITDA margin of 6.6% in 4Q24 and R$5.3 billion in 2024, with an EBITDA margin of 7.7%.

Friboi continues to evolve in understanding consumer needs, expanding its portfolio of value-added products and offering even more convenience through its brands. In 2024, the Friboi brand was once again named Top of Mind, solidifying its position as the most remembered and preferred brand among Brazilian consumers in the meat category for the fourth time, and establishing itself as the undisputed leader in the sector.

Friboi
Swift



Note: On March 1, 2020, through a corporate restructuring process, Swift stores were transferred to the direct subsidiary Seara Alimentos. Although the Swift stores are part of the corporate structure of Seara Alimentos, for the purposes of analysis and presentation of results, the Company's Management decided to allocate Swift's results to the JBS Brasil operating segment.

28

BUSINESS UNITS 4Q24 and 2024

JBS BEEF NORTH AMERICA

IFRS - R$ Million	4Q24 R$	4Q24 % NR	3Q24 R$	3Q24 % NR	Δ% QoQ	4Q23 R$	4Q23 % NR	Δ% YoY	2024 R$	2024 % NR	2023 R$	2023 % NR	Δ% YoY
Net Revenue	**37,391.6**	**100.0%**	**35,006.2**	**100.0%**	**6.8%**	**31,072.8**	**100.0%**	**20.3%**	**131,303.4**	**100.0%**	**116,254.1**	**100.0%**	**12.9%**
Cost of Goods Sold	(35,530.2)	-95%	(33,113.9)	-95%	7.3%	(30,316.8)	-98%	17.2%	(125,408.3)	-96%	(110,645.7)	-95%	13.3%
Gross Profit	1,861.3	5%	1,892.3	5%	-1.6%	756.1	2%	-	5,895.2	4%	5,608.4	5%	5.1%
Adjusted EBITDA	**647.1**	**1.7%**	**650.7**	**1.9%**	**-0.6%**	**(488.5)**	**-1.6%**	**-**	**1,400.5**	**1.1%**	**563.5**	**0.5%**	**148.5%**

USGAAP[1] - US$ Million	4Q24 US$	4Q24 % NR	3Q24 US$	3Q24 % NR	Δ% QoQ	4Q23 US$	4Q23 % NR	Δ% YoY	2024 US$	2024 % NR	2023 US$	2023 % NR	Δ% YoY
Net Revenue	**6,399.6**	**100.0%**	**6,312.7**	**100.0%**	**1.4%**	**6,272.9**	**100.0%**	**2.0%**	**24,285.8**	**100.0%**	**23,303.0**	**100.0%**	**4.2%**
Cost of Goods Sold	(6,291.9)	-98%	(6,229.5)	-99%	1.0%	(6,369.6)	-102%	-1.2%	(24,011.1)	-99%	(23,106.6)	-99%	3.9%
Gross Profit	107.7	2%	83.2	1%	29.4%	(96.7)	-2%	-	274.7	1%	196.4	1%	39.9%
Adjusted EBIT	**27.7**	**0.4%**	**(6.4)**	**-0.1%**	**-**	**(189.9)**	**-3.0%**	**-**	**(36.6)**	**-0.2%**	**(163.3)**	**-0.7%**	**-77.6%**
Adjusted EBITDA	**82.4**	**1.3%**	**36.7**	**0.6%**	**124.5%**	**(141.2)**	**-2.3%**	**-**	**146.6**	**0.6%**	**12.2**	**0.1%**	**1100.9%**

In IFRS and Brazilian Reais, net revenue in 4Q24 was R$37.4 billion, an increase of 20% compared to 4Q23, with adjusted EBITDA of R$647.1 million and an EBITDA margin of 1.7%. These results include the impact of the 18% depreciation of the average exchange rate, which went from R$4.95 in 4Q23 to R$5.84 in 4Q24. In 2024, net revenue was R$131.3 billion, an increase of 13% compared to 2023, while adjusted EBITDA was R$1.4 billion, with a margin of 1.1%. In 2024, the average exchange rate was R$5.39, an 8% depreciation year-over-year.

In USGAAP and US$ terms, net revenue was $6.4 billion in 4Q24, an increase of 2% compared to 4Q23, and adjusted EBITDA was $82.4 million, with a margin of 1.3%. For the year, net revenue was $24.3 billion, an increase of 4% compared to 2023, and adjusted EBITDA was $146.6 million, with a margin of 0.6%.

In the year and the quarter, beef margins in North America continued to be pressured by the cattle cycle, despite strong demand. According to data released by the USDA, both beef cattle prices and cutout prices reached record levels throughout 2024. However, the growth in cattle prices outpaced the growth in cutout prices. Therefore, as cattle represent approximately 85% of the cost of products sold, profitability was pressured during the period.

However, the Company maintains its strategic focus on excellence in operational and commercial execution, to preserve its profitability. Among the ongoing initiatives, the following stand out: optimizing the product portfolio, increasing yield per carcass and maximizing plant efficiency. These measures, implemented in a structured manner, are essential to mitigate the challenges imposed by this more challenging cycle. The improvement in profitability in 2024, despite a more challenging cycle than in 2023, is the result of the successful execution of this strategy.

grass run farms
100% grass fed beef

ASPEN RIDGE
NATURAL ANGUS BEEF


100% GRASS FED



[1]The difference in JBS Beef North America's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different inventory accounting criteria: in IFRS, inventories are accounted for at average cost, while in USGAAP they are marked to market. Volume and price calculations do not consider the impact of acquisitions.

JBS 29

BUSINESS UNITS 4Q24 and 2024

JBS AUSTRALIA

IFRS - R$ Million	4Q24 R$	4Q24 % NR	3Q24 R$	3Q24 % NR	Δ% QoQ	4Q23 R$	4Q23 % NR	Δ% YoY	2024 R$	2024 % NR	2023 R$	2023 % NR	Δ% YoY
Net Revenue	**10,314.9**	**100.0%**	**9,896.3**	**100.0%**	**4.2%**	**8,570.0**	**100.0%**	**20.4%**	**35,991.8**	**100.0%**	**30,974.3**	**100.0%**	**16.2%**
Cost of Goods Sold	(8,892.1)	-86%	(8,326.4)	-84%	6.8%	(7,029.0)	-82%	26.5%	(30,315.8)	-84%	(26,811.8)	-87%	13.1%
Gross Profit	1,422.8	14%	1,569.8	16%	-9.4%	1,541.0	18%	-7.7%	5,676.0	16%	4,162.6	13%	36.4%
Adjusted EBITDA	**819.0**	**7.9%**	**966.8**	**9.8%**	**-15.3%**	**883.9**	**10.3%**	**-7.3%**	**3,577.7**	**9.9%**	**2,241.3**	**7.2%**	**59.6%**

USGAAP[1] - US$ Million	4Q24 US$	4Q24 % NR	3Q24 US$	3Q24 % NR	Δ% QoQ	4Q23 US$	4Q23 % NR	Δ% YoY	2024 US$	2024 % NR	2023 US$	2023 % NR	Δ% YoY
Net Revenue	**1,765.5**	**100.0%**	**1,784.5**	**100.0%**	**-1.1%**	**1,730.1**	**100.0%**	**2.0%**	**6,648.1**	**100.0%**	**6,209.0**	**100.0%**	**7.1%**
Cost of Goods Sold	(1,638.1)	-93%	(1,610.2)	-90%	1.7%	(1,531.5)	-89%	7.0%	(5,972.1)	-90%	(5,701.3)	-92%	4.7%
Gross Profit	127.4	7%	174.3	10%	-26.9%	198.6	11%	-35.9%	676.0	10%	507.7	8%	33.1%
Adjusted EBIT	**81.6**	**4.6%**	**122.2**	**6.8%**	**-33.2%**	**147.8**	**8.5%**	**-44.8%**	**495.1**	**7.4%**	**332.8**	**5.4%**	**48.8%**
Adjusted EBITDA	**104.1**	**5.9%**	**144.3**	**8.1%**	**-27.9%**	**172.1**	**9.9%**	**-39.5%**	**582.3**	**8.8%**	**423.7**	**6.8%**	**37.4%**

Considering results in IFRS and Brazilian Reais, net revenue in 4Q24 was R$10.3 billion (+20% in the annual comparison) and R$36 billion, an annual growth of 16% in 2024. Adjusted EBITDA was R$819 million in 4Q24, with an EBITDA margin of 7.9%, and in the year, adjusted EBITDA was R$3.6 billion, with an EBITDA margin of 9.9%. These results include the impact of the 18% depreciation of the average exchange rate, which went from R$4.95 in 4Q23 to R$5.84 in 4Q24. In 2024, the average exchange rate was R$5.39, an 8% depreciation year-over-year.

In USGAAP and US$, net revenue was US$1.8 billion in 4Q24, 2% higher than 4Q23, and US$6.6 billion, +7% in the annual comparison, in 2024, with growth driven by a 2% increase in sales volume in the quarter and a 6% increase in the year. Adjusted EBITDA was US$104.1 million in 4Q24, with an EBITDA margin of 5.9%. For the year, it was US$582.3 million, with an EBITDA margin of 8.8%.

The strong revenue growth in the beef business, compared to 4Q23 and 2023, reflected the higher volumes sold in exports in the quarterly comparison, in addition to the increase in average prices in both periods, despite the higher cost of cattle, which, according to MLA (Meat & Livestock Australia), increased 47% in the 4Q24 compared to 4Q23, putting pressure on the quarter's profitability. In 2024, the improvement in profitability reflected the operational efficiencies achieved through cost-reduction initiatives and the increase in processed volumes, driven by the greater availability of animals.

The aquaculture business reported a drop in net revenue in the quarter and in the year due to lower volumes sold, given the lower fish processing in the periods following operational disruptions, due to weather consequences.

Net revenue from the pork business grew 13% in 4Q24 and 4% in 2024, compared to the same period last year. Additionally, the improvement in profitability is a result of operational efficiency gains.

At Primo, the prepared foods unit, despite lower volumes sold in the face of continued inflationary pressures, the Company continued to report an increase in the US GAAP EBITDA margin in the quarter and in the year, as a result of operational efficiencies and cost-saving initiatives.

GREAT SOUTHERN Primo HUON Rivalea AUSTRALIA


Primo
champagne
Chorizo


HUON
HUON

[1]The difference in JBS Australia's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria for biological assets, in IFRS they are marked to market, while in USGAAP they are at average cost. Volume and price calculations do not consider the impact of acquisitions.

JBS
30

BUSINESS UNITS 4Q24 and 2024

JBS USA PORK

IFRS - R$ Million	4Q24 R$	4Q24 % NR	3Q24 R$	3Q24 % NR	Δ% QoQ	4Q23 R$	4Q23 % NR	Δ% YoY	2024 R$	2024 % NR	2023 R$	2023 % NR	Δ% YoY
Net Revenue	**11,690.3**	**100.0%**	**11,326.4**	**100.0%**	**3.2%**	**10,413.5**	**100.0%**	**12.3%**	**43,757.3**	**100.0%**	**38,494.6**	**100.0%**	**13.7%**
Cost of Goods Sold	(9,452.4)	-81%	(9,401.1)	-83%	0.5%	(8,890.0)	-85%	6.3%	(35,647.9)	-81%	(33,584.0)	-87%	6.1%
Gross Profit	2,237.9	19%	1,925.3	17%	16.2%	1,523.5	15%	46.9%	8,109.3	19%	4,910.6	13%	65.1%
Adjusted EBITDA	**1,583.1**	**13.5%**	**1,368.0**	**12.1%**	**15.7%**	**966.7**	**9.3%**	**63.8%**	**5,756.3**	**13.2%**	**2,605.5**	**6.8%**	**120.9%**

USGAAP[1] - US$ Million	4Q24 US$	4Q24 % NR	3Q24 US$	3Q24 % NR	Δ% QoQ	4Q23 US$	4Q23 % NR	Δ% YoY	2024 US$	2024 % NR	2023 US$	2023 % NR	Δ% YoY
Net Revenue	**2,000.8**	**100.0%**	**2,042.5**	**100.0%**	**-2.0%**	**2,102.2**	**100.0%**	**-4.8%**	**8,115.5**	**100.0%**	**7,713.8**	**100.0%**	**5.2%**
Cost of Goods Sold	(1,806.6)	-90%	(1,825.3)	-89%	-1.0%	(1,916.4)	-91%	-5.7%	(7,257.5)	-89%	(7,237.4)	-94%	0.3%
Gross Profit	194.2	10%	217.2	11%	-10.6%	185.8	9%	4.5%	858.0	11%	476.4	6%	80.1%
Adjusted EBIT	**139.1**	**7.0%**	**163.7**	**8.0%**	**-15.0%**	**135.5**	**6.4%**	**2.7%**	**638.8**	**7.9%**	**307.2**	**4.0%**	**107.9%**
Adjusted EBITDA	**192.0**	**9.6%**	**210.3**	**10.3%**	**-8.7%**	**188.3**	**9.0%**	**2.0%**	**830.6**	**10.2%**	**472.0**	**6.1%**	**76.0%**

In IFRS and Brazilian Reais, in 4Q24, net revenue was R$11.7 billion, an increase of 12% compared to 4Q23, and adjusted EBITDA was R$1.6 billion, with a margin of 13.5%. These results include the impact of the 18% depreciation of the average exchange rate, which went from R$4.95 in 4Q23 to R$5.84 in 4Q24. In 2024, net revenue was R$43.8 billion, an increase of 14% compared to 2023, while adjusted EBITDA was R$5.8 billion, with a margin of 13.2%. In 2024, the average exchange rate was R$5.39, an 8% depreciation year-over-year.

In US GAAP and US$ terms, net revenue was $2 billion, down 5% from 4Q23. Adjusted EBITDA totaled $192 million in 4Q24, with a margin of 9.6%. For the year, net revenue was $8.1 billion, up 5% from 2023, and adjusted EBITDA was $830.6 million, with a margin of 10.2%.

In the domestic market, net revenue fell 5% year-over-year in 4Q24, reflecting lower sales volume in the period, as the quarter had one less fiscal week. However, in the year, net revenue grew 5%, reflecting higher prices and volumes, driven by strong demand. Pork consumption is also being favored by the average price of beef, which remains at high levels.

Once again, JBS USA Pork has demonstrated consistency and strength in its results for the year and the quarter. In addition to having efficient assets, the improvement in commercial dynamics, solid operational execution and the expansion of the value-added portfolio boosted profitability.


Swift
ADAPTABLE MEALS
Principe

[1]The difference in JBS USA Pork's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria. In IFRS, biological assets are marked to market and inventories are carried at average cost, while in USGAAP, biological assets are held at average cost and inventories are carried at average cost. Volume and price calculations do not consider the impact of acquisitions.

JBS 31

BUSINESS UNITS 4Q24 and 2024

PILGRIM'S PRIDE CORPORATION

IFRS - R$ Million	4Q24 R$	4Q24 % NR	3Q24 R$	3Q24 % NR	Δ% QoQ	4Q23 R$	4Q23 % NR	Δ% YoY	2024 R$	2024 % NR	2023 R$	2023 % NR	Δ% YoY
Net Revenue	**25,521.9**	**100.0%**	**25,403.9**	**100.0%**	**0.5%**	**22,412.5**	**100.0%**	**13.9%**	**96,278.9**	**100.0%**	**86,609.2**	**100.0%**	**11.2%**
Cost of Goods Sold	(20,947.4)	-82%	(20,356.6)	-80%	2.9%	(19,623.7)	-88%	6.7%	(78,822.3)	-82%	(76,595.4)	-88%	2.9%
Gross Profit	4,574.5	18%	5,047.2	20%	-9.4%	2,788.8	12%	64.0%	17,456.6	18%	10,013.8	12%	74.3%
Adjusted EBITDA	**3,763.2**	**14.7%**	**4,302.6**	**16.9%**	**-12.5%**	**2,190.6**	**9.8%**	**71.8%**	**14,629.2**	**15.2%**	**7,639.9**	**8.8%**	**91.5%**

USGAAP[1] - US$ Million	4Q24 US$	4Q24 % NR	3Q24 US$	3Q24 % NR	Δ% QoQ	4Q23 US$	4Q23 % NR	Δ% YoY	2024 US$	2024 % NR	2023 US$	2023 % NR	Δ% YoY
Net Revenue	**4,372.1**	**100.0%**	**4,585.0**	**100.0%**	**-4.6%**	**4,528.3**	**100.0%**	**-3.5%**	**17,878.3**	**100.0%**	**17,362.2**	**100.0%**	**3.0%**
Cost of Goods Sold	(3,818.8)	-87%	(3,901.0)	-85%	-2.1%	(4,207.3)	-93%	-9.2%	(15,565.5)	-87%	(16,243.8)	-94%	-4.2%
Gross Profit	553.3	13%	684.0	15%	-19.1%	321.0	7%	72.3%	2,312.8	13%	1,118.4	6%	-
Adjusted EBIT	**413.9**	**9.5%**	**549.9**	**12.0%**	**-24.7%**	**197.0**	**4.4%**	**110.1%**	**1,780.3**	**10.0%**	**614.3**	**3.5%**	**189.8%**
Adjusted EBITDA	**525.7**	**12.0%**	**660.4**	**14.4%**	**-20.4%**	**309.5**	**6.8%**	**69.9%**	**2,213.9**	**12.4%**	**1,034.2**	**6.0%**	**114.1%**

Considering the results in IFRS and Brazilian Reais, PPC reported net revenue of R$25.5 billion in 4Q24, a 14% increase compared to the same period in the previous year, and an adjusted EBITDA of R$3.8 billion, with an EBITDA margin of 14.7%. These results reflect the impact of an 18% depreciation in the average exchange rate, which rose from R$4.95 in 4Q23 to R$5.84 in 4Q24. In 2024, net revenue reached R$96.3 billion, an 11% increase compared to 2023, while adjusted EBITDA was R$14.6 billion (+92% year-over-year), with a margin of 15.2%. In 2024, the average exchange rate was R$5.39, reflecting an 8% depreciation compared to the previous year.

In US GAAP and US dollars, PPC's net revenue in 4Q24 was US$4.4 billion, a 4% decrease from 4Q23, and adjusted EBITDA was US$525.7 million, with a margin of 12%. For the full year of 2024, net revenue was US$17.9 billion, up 3% from 2023, and adjusted EBITDA reached US$2.2 billion (+114% vs. 2023), with a margin of 12.4%.

Throughout 2024, the Company's results reflected strong demand for chicken across the various regions where it operates and the successful execution of its strategy, grounded in operational excellence, portfolio diversification, and strengthened partnerships with Key Customers, aimed at delivering even greater value to consumers. A focus on quality, continuous improvement in service levels, and innovation also played a significant role in driving profitability.

In the United States, Pilgrim's benefited from robust chicken demand through the consistent execution of its strategy. Strategic partnerships with Key Customers, expansion of the product portfolio, and operational excellence were critical in boosting results. Additionally, the prepared foods category expanded its market presence, with increased distribution in retail and foodservice channels, particularly through the Just Bare and Pilgrim's brands.

In Mexico, the improvement in profitability stemmed from better market dynamics, increased distribution with Key Customers in retail and foodservice, and greater diversification of the value-added branded product portfolio. Furthermore, given the potential of the Mexican market, the Company continues to invest in capacity expansion and operational excellence.

Throughout 2024, Europe continued to report profitability gains, driven by: (i) optimization of the product mix; (ii) increased manufacturing productivity; (iii) the offering of branded products; and (iv) partnerships with Key Customers.



[1]The difference in EBITDA between PPC's IFRS and USGAAP results, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different criteria for accounting for the amortization of parent birds: in IFRS, the amortization of the asset biological, due to its longer term nature, is considered an expense subject to adjustment in EBITDA, while in USGAAP the amortization of biological assets is recorded in the Cost of Product Sold and is not adjusted in EBITDA.

32

874 643 1,181 2,094 1,350 5.9% 4.5% 7.6% 11.6% 6.6% 4Q23 1Q24 2Q24 3Q24 4Q24 670 1,192 2,019 2,558 2,627 6.4% 11.6% 17.4% 21.0% 19.8% 4Q23 1Q24 2Q24 3Q24 4Q24 14.9 14.2 15.5 18.1 20.3 4Q23 1Q24 2Q24 3Q24 4Q24 JBS Brasil (IFRS - R$) 10.5 10.3 11.6 12.2 13.3 4Q23 1Q24 2Q24 3Q24 4Q24 Seara (IFRS - R$) 310 372 656 660 526 6.8% 8.5% 14.4%14.4% 12.0% 4Q23 1Q24 2Q24 3Q24 4Q24 4.5 4.4 4.6 4.6 4.4 4Q23 1Q24 2Q24 3Q24 4Q24 Pilgrim’s JBS USA Pork (USGAAP - US$) Pride (USGAAP - US$) 188 156 273 210 192 9.0% 8.1% 12.6% 10.3% 9.6% 4Q23 1Q24 2Q24 3Q24 4Q24 2.1 1.9 2.2 2.0 2.0 4Q23 1Q24 2Q24 3Q24 4Q24 1.7 1.4 1.7 1.8 1.8 4Q23 1Q24 2Q24 3Q24 4Q24 JBS Australia (USGAAP - US$) -141 11 16 37 82 -2.3% 0.2% 0.3% 0.6% 1.3% 4Q23 1Q24 2Q24 3Q24 4Q24 6.3 5.6 6.0 6.3 6.4 4Q23 1Q24 2Q24 3Q24 4Q24 JBS Beef North America (USGAAP - US$) 172 132 202 144 104 9.9% 9.1% 12.2% 8.1% 5.9% 4Q23 1Q24 2Q24 3Q24 4Q24 96.3 89.1 100.6 110.5 116.7 4Q23 1Q24 2Q24 3Q24 4Q24 Consolidated (IFRS - R$) Net Revenue (billion) EBITDA (million) and % EBITDA Net Revenue (billion) EBITDA (million) and % EBITDA Net Revenue (billion) EBITDA (million) and % EBITDA Net Revenue (billion) EBITDA (million) and % EBITDA Net Revenue (billion) EBITDA (million) and % EBITDA Net Revenue (billion) EBITDA (million) and % EBITDA Net Revenue (billion) EBITDA (million) and % EBITDA BUSINESS UNITS 4Q24 and 2024 5,104 6,429 9,882 11,940 10,789 5.3% 7.2% 9.8% 10.8% 9.2% 0 5,000 10,000 15,000 20,000 4Q23 1Q24 2Q24 3Q24 4Q24 33

BUSINESS UNITS 4Q24 and 2024

GRAPHIC 1 | JBS EXPORTS IN 2024 AND 2024


US$
20 Billion
Greater China
22.6%
USA
15.9%
Africa & Middle East
14.2%
Japan
8.4%
South Korea
8.0%
E.U.
7.2%
Others
23.7%

2024

▲ **+8.6%**

2023


US$
18.4 Billion
Greater China[1]
26.6%
USA
13.9%
Africa & Middle East
12.1%
South Korea
8.9%
Japan
8.7%
E.U.
7.1%
Others
22.8%

Note 1. Considers China and Hong Kong

TABLE 1 | CAPEX

	4Q24		3Q24		Δ%	4Q23		Δ%	2024		2023		Δ%
R$ Million	**R$**	**% CAPEX**	**R$**	**% CAPEX**	**QoQ**	**R$**	**% CAPEX**	**YoY**	**R$**	**% CAPEX**	**R$**	**% CAPEX**	**YoY**
Total Capex	**3,095.1**	**100.0%**	**1,779.3**	**100.0%**	**74.0%**	**1,990.9**	**100.0%**	**55.5%**	**8,084.6**	**100.0%**	**7,492.3**	**100.0%**	**7.9%**
Expansion	739.4	24%	707.8	40%	4.5%	887.5	45%	-16.7%	2,745.1	34%	3,662.3	49%	-25.0%
Maintenance	2,355.7	76%	1,071.5	60%	119.9%	1,103.3	55%	113.5%	5,339.4	66%	3,830.0	51%	39.4%

TABLE 2 | COGS BREAKDOWN

4Q24 (%)	Consolidated	JBS Brazil	Seara	JBS Beef North America	JBS Australia	JBS USA Pork	PPC
Raw material (livestock)	77.2%	89.4%	67.5%	88.9%	77.3%	68.5%	48.5%
Processing (including ingredients and packaging)	11.8%	6.2%	20.4%	4.8%	7.5%	15.3%	29.3%
Labor Cost	11.0%	4.4%	12.1%	6.4%	15.2%	16.2%	22.2%

34

POLÍTICA DE DIVIDENDOS

DIVIDEND PAYMENT HISTORY

The declaration of annual dividends, including dividends in excess of the minimum mandatory dividend, requires approval at the Annual General Shareholders Meeting by a majority vote of the shareholders of JBS and will depend on various factors.

These factors include operational results, financial conditions, cash requirements and future prospects of the Company among other factors that the board of directors and shareholders of JBS deem relevant.

The minimum mandatory dividend of JBS is 25% of net income as provided for in the Corporations Act and by the Company's bylaws, based upon the non-consolidated financial statements.

There were no dividend payments for 2010 and 2011, since the Company recorded losses for these periods.

Durante o exercício de 2024, the Company distributed interim dividends totaling R$6.64 billion, corresponding to R$3.00 per share ordinary.

Reference year	Total value (R$ million)	Value per share (R$)
31/12/2024	6,654.3	3.000000000
31/12/2023	2,218.1	1.000000000
31/12/2022	4,436.2	2.000000000
31/12/2021	4,884.8	2.001341180
31/12/2020	2,511.1	1.016679600
31/12/2019	1,441.2	0.540595140
31/12/2018	6.0	0.002245720
31/12/2017	126.9	0.046776254
31/12/2016	89.4	0.032977738
31/12/2015	1,102.0	0.405458881
31/12/2014	483.5	0.167379578
31/12/2013	220.1	0.076745337
31/12/2012	170.7	0.059510000
31/12/2009	61.5	0.024361775
31/12/2008	12.3	0.008795000
31/12/2007	17.5	0.012286000

December 31, 2024 (R$ '000)	
Net Income	**9,615,923**
Legal reserves – (5%)	(480,796)
Adjusted base for dividend calculation	**9,135,127**
Mandatory dividends (25%)	2,283,782
Declared dividends	**6,654,349**

35

OTHER RELEVANT TOPICS ARBITRATION CHAMBER The Company, its shareholders, administrators, members of the Fiscal Council, effective and alternate members, if any, undertake to resolve, through arbitration, before the Market Arbitration Chamber, in accordance with its regulations, any controversy that may arise between them, related to or arising from their condition as issuer, shareholders, administrators, and members of the Fiscal Council, in particular, arising from the provisions contained in Law No. 6,385/76, in Law of Corporations, in the Company’s Bylaws, in the rules issued by the National Monetary Council, the Central Bank of Brazil or the CVM, in addition to those contained in the Novo Mercado Regulation, other B3 regulations and the Novo Mercado Participation Agreement. RELATIONSHIP WITH EXTERNAL AUDIT KPMG Auditores Independentes Ltda. was hired by JBS S.A. to provide external audit services related to the examination of the financial statements of JBS S.A., individual and consolidated. The Company’s policy in contracting any services not related to external auditing with the independent auditor is based on the principles that preserve the auditor’s independence, namely: (a) the auditor should not audit his/her own work, (b) the auditor should not perform managerial functions in his/her client and (c) the auditor should not promote the interests of his/her client. Audit fees refer to professional services rendered in the audit of the Company’s consolidated financial statements, quarterly reviews of the Company’s consolidated financial statements, and quarterly reviews of the Company’s consolidated financial statements, corporate audits and interim reviews of certain subsidiaries, as required by appropriate legislation. Audit-related fees refer to audit services of financial statements traditionally performed by an external auditor. Non-audit fees correspond mainly to services provided in ESG assurance and tax services to the Company’s subsidiaries abroad. In order to comply with CVM Instruction No. 381/2003, JBS S.A. informs that KPMG Auditores Independentes Ltda., provider of external audit services to the Company, did not provide other services unrelated to the audit that represented more than 5% (five percent) of the audit fees during the fiscal year 2024. 36

KPMG Auditores Independentes Ltda. Rua Verbo Divino, 1400 - Parte, Chácara Santo Antônio, CEP 04719-911, São Paulo - SP Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil Telefone 55 (11) 3940-1500 kpmg.com.br Independent auditors’ report on the individual and consolidated financial statements To the Shareholders and Board of Directors of JBS S.A. São Paulo-SP Opinion We have audited the individual and consolidated financial statements of JBS S.A. (“the Company”), referred to as parent company and consolidated, respectively, which comprise the statement of financial position as at December 31, 2024 and the statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the year then ended, and notes, comprising material accounting policies and other explanatory information. In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of JBS S.A. as of December 31, 2024, and its individual and consolidated financial performance and cash flows for the year then ended, in accordance with accounting policies adopted in Brazil and the International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Brazilian Accountant’s Code of Professional Ethics and in the professional standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. 37

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG’s global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the individual company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Evaluation of income and social contribution tax expenses See Note 9 to the consolidated financial statements Key audit matters How the audit addressed this matter In the year ended December 31, 2024, the Company recognized R$4.1 billion in the consolidated statement of income (loss) as income and social contribution tax expenses. The Company is domiciled in Brazil and conducts business globally, consequently it is subject to income tax in the many of the jurisdictions which it operates. The income tax expense is an estimate based on the Company’s understanding of current tax laws and tax rates and their application to the Company’s businesses. Due to the high level of judgment and complexity in assessing the application of tax legislation in many jurisdictions abroad in which the Company operates, including the company’s assessment of the effects of certain transactions and changes in the respective tax legislation on income tax, we consider this matter as key audit matter. Our procedures included, but were not limited to: • We involved income tax specialists with skills and specialized skill and knowledge in various tax jurisdictions in which the Company operates, who assisted in evaluating the Company’s interpretation and application of tax regulations, including the associated income tax consequences of changes in those regulations. They also assisted in assessing certain transactions, including reviewing the underlying documentation and evaluating the impact on the Company’s income tax calculations; and • Evaluation whether the disclosures in the consolidated financial statements consider all significant information about income tax. According to the evidence obtained through the procedures summarized above, we considered the amount of income tax, as well as the related disclosures made by the Company, acceptable, in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2024. 38

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG’s global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee. Goodwill impairment assessment for certain cash-generating units See note 14 to the consolidated financial statements Key audit matters How the audit addressed this matter On December 31, 2024, the Company had R$33.5 billion recognized in the consolidated statements of financial position related to goodwill, of which R$6.8 billion related to Europe’s cash-generating units (“CGUs”) within the Company’s Pilgrim’s Pride subsidiary (“PPC”). On July 1, 2024, the Company completed a reorganization of the CGUs of Europe from its subsidiary PPC. As a result of this reorganization, the Company reassigned assets and liabilities to the related CGUs and allocated goodwill to the company using the relative net assets approach. The Company then performed an interim impairment test on the PPC CGUs on both a pre- and post-reorganization basis. There was no impairment recognized as a result of these tests. Management determined the recoverable amount of the CGUs of the PPC on July 1, 2024 using the fair value method. This method involves significant judgments in determining the key assumptions used in measuring the fair value of these UGCs, such as forecast revenue growth, forecasted margin, discount rates and, terminal growth rates. Moreover, changes in these assumptions could have had an impact on the fair value of the cash generating units. For these reasons, we considered the fair value measurement of certain CGUs of the PPC as key audit matter. Our procedures included, but were not limited to • Evaluation the design, implementation and effectiveness of certain key internal controls to determine the recoverable amount of the goodwill of certain CGUs of the PPC as of July 1, 2024, including certain internal controls related to key assumptions, such as forecast revenue growth, forecasted margin, discount rates and, terminal growth rates; • Evaluation the Company’s impairment assessments of recoverable amount of the Company on July 1, 2024 by: (i) evaluating forecast revenue and margin growth in relation to the underlying business strategies, growth plans and comparable companies; and (ii) comparing historical revenue growth and margins to forecasts to assess the Company’s ability to forecast; • Involvement of corporate finance specialists who assisted in: (i) evaluating the discount rates used by the Company comparing with the discount rates publicly available to comparable companies; and (ii) comparing terminal growth rates with the Company’s growth expectations, using publicly available industry and economic data. • Evaluation whether the disclosures in the consolidated financial statements consider all relevant information on the recoverable amounts for certain UGCs. According to the evidence obtained through the procedures summarized above, we considered the recoverable amount of those CGUs containing goodwill, as well as the related disclosures made by the Company, acceptable, in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2024. 39

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG’s global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee. Other matters Statements of value added The individual and consolidated statements of value added (DVA) for the year ended December 31, 2024, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company’s financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with the criteria determined in the Technical Pronouncement CPC 09 - Statement of Added Value. In our opinion, the statements of added value have been fairly prepared, in all material respects, in accordance with the criteria determined by aforementioned Technical Pronouncement, and are consistent with the individual and consolidated financial statements taken as a whole. Other information accompanying the individual and consolidated financial statements and the auditors’ report Management is responsible for other information that comprises the management report. Our opinion on the individual and consolidated financial statements does not cover the management report and we do not express any form of assurance conclusion on this report. In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the management report and, in doing so, consider whether that report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of on the management report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the individual and consolidated financial statements Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards), and for such internal controls as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Company and its subsidiaries’ financial reporting process. Auditors’ responsibilities for the audit of the individual and consolidated financial statements Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and international auditing standards, we exercise 40

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG’s global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee. professional judgment and maintain professional skepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve the override of internal control, collusion, forgery, omissions, or intentional misrepresentations. – Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal controls. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. – Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern. – Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. – We plan and perform group audits to obtain sufficient and complete audit evidence regarding the financial information of the group entities or business units as a basis for forming an opinion on the group’s individual and consolidated financial statements. We are responsible for directing, supervising and reviewing the audit work performed for the purposes of the group audit and, consequently, for the audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope, timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships or other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, March 25, 2025 KPMG Auditores Independentes Ltda. CRC 2SP014428/O-6 Original report in Portuguese signed by Fabian Junqueira Sousa CRC 1SP235639/O-0 41

Statements of financial position In thousands of Brazilian Reais - R$ Company Consolidated Note December 31, 2024 December 31, 2023 December 31, 2024 December 31, 2023 ASSETS CURRENT ASSETS Cash and cash equivalents 3 4,525,210 4,458,670 34,761,540 22,122,405 Margin cash 3 177,636 64,754 845,581 641,283 Trade accounts receivable 4 5,525,252 2,575,423 23,131,584 16,416,149 Inventories 5 4,468,478 4,016,197 31,060,507 24,696,583 Biological assets 6 — — 9,958,599 8,289,048 Recoverable taxes 7 1,847,885 1,537,885 3,949,002 4,449,734 Derivative assets 25,641 42,746 523,049 425,043 Other current assets 157,081 314,282 1,788,594 1,564,678 TOTAL CURRENT ASSETS 16,727,183 13,009,957 106,018,456 78,604,923 NON-CURRENT ASSETS Recoverable taxes 7 6,278,786 5,754,089 8,746,343 8,444,560 Biological assets 6 — — 3,209,059 2,573,041 Related party receivables 8 494,269 1,807,878 479,006 573,955 Deferred income taxes 9 — — 4,032,292 3,751,335 Derivative assets — 396,698 — 396,698 Other non-current assets 278,961 568,573 1,664,118 1,545,468 7,052,016 8,527,238 18,130,818 17,285,057 Investments in equity-accounted investees, associates and joint venture 10 34,774,762 41,640,588 237,238 274,021 Property, plant and equipment 11 13,733,213 13,509,618 72,950,746 62,541,120 Right of use assets 12.1 194,295 135,801 9,888,317 8,257,855 Intangible assets 13 226,023 204,312 11,165,949 9,612,859 Goodwill 14 9,085,970 9,085,970 33,544,518 29,556,234 TOTAL NON-CURRENT ASSETS 65,066,279 73,103,527 145,917,586 127,527,146 TOTAL ASSETS 81,793,462 86,113,484 251,936,042 206,132,069 The accompanying notes are an integral part of these financial statements. 42

Statements of financial position In thousands of Brazilian Reais - R$ Company Consolidated Note December 31, 2024 December 31, 2023 December 31, 2024 December 31, 2023 LIABILITIES AND EQUITY CURRENT LIABILITIES Trade accounts payable 15 5,995,099 4,468,136 33,844,098 25,450,974 Supply chain finance 15 1,994,034 1,466,235 4,512,390 4,589,870 Loans and financing 16 113,677 1,297,393 12,906,149 4,316,360 Income taxes 17 — — 1,442,971 403,022 Other taxes payable 17 187,836 238,006 704,277 697,157 Payroll and social charges 18 1,484,449 1,208,139 8,890,600 6,280,042 Lease liabilities 12.2 79,643 62,454 2,078,637 1,707,172 Dividends payable 19 2,218,300 160 2,220,687 1,938 Provisions for legal proceedings 20 — — 1,738,822 955,866 Derivative liabilities 327,673 42,513 1,027,793 698,361 Other current liabilities 1,254,589 1,230,467 2,817,627 2,813,379 TOTAL CURRENT LIABILITIES 13,655,300 10,013,503 72,184,051 47,914,141 NON-CURRENT LIABILITIES Loans and financings 16 6,509,313 11,950,708 106,771,172 92,505,465 Income taxes and other taxes 17 177,014 232,324 2,518,130 456,865 Payroll and social charges 18 1,814,171 1,965,664 2,184,137 2,374,674 Lease liabilities 12.2 144,826 88,576 8,658,990 7,206,761 Deferred income taxes 9 2,520,549 3,136,770 6,782,370 6,585,412 Provisions for legal proceedings 20 476,817 559,310 1,341,615 1,529,624 Related party payables 8 10,834,039 14,459,311 — — Derivative liabilities 618,479 — 619,766 — Other non-current liabilities 262,087 356,179 505,385 560,821 TOTAL NON-CURRENT LIABILITIES 23,357,295 32,748,842 129,381,565 111,219,622 EQUITY 21 Share capital - common shares 23,576,206 23,576,206 23,576,206 23,576,206 Capital reserve (747,381) (773,537) (747,381) (773,537) Other reserves 24,842 30,513 24,842 30,513 Profit reserves 18,347,227 15,379,953 18,347,227 15,379,953 Accumulated other comprehensive income 3,579,973 5,138,004 3,579,973 5,138,004 Attributable to company shareholders 44,780,867 43,351,139 44,780,867 43,351,139 Attributable to non-controlling interest — — 5,589,559 3,647,167 TOTAL EQUITY 44,780,867 43,351,139 50,370,426 46,998,306 TOTAL LIABILITIES AND EQUITY 81,793,462 86,113,484 251,936,042 206,132,069 The accompanying notes are an integral part of these financial statements. 43

Statements of income for the years ended at December 31, 2024 and 2023 In thousands of Brazilian Reais - R$ Company Consolidated Note 2024 2023 2024 2023 NET REVENUE 22 63,367,034 51,434,387 416,952,002 363,816,537 Cost of sales 27 (51,823,064) (43,403,640) (354,179,035) (324,167,540) GROSS PROFIT 11,543,970 8,030,747 62,772,967 39,648,997 Selling expenses 27 (5,146,439) (4,052,689) (26,116,516) (22,941,168) General and administrative expenses 27 (3,306,197) (2,797,753) (12,305,265) (11,547,075) Other expenses 27.1 (22,680) (22,853) (1,045,457) (613,091) Other incomes 27.1 15,517 28,414 457,688 754,631 NET OPERATING EXPENSES (8,459,799) (6,844,881) (39,009,550) (34,346,703) OPERATING PROFIT 3,084,171 1,185,866 23,763,417 5,302,294 Finance income 23 1,998,496 1,752,934 3,885,203 2,913,998 Finance expense 23 (5,613,471) (4,382,475) (12,848,343) (9,661,982) NET FINANCE EXPENSE (3,614,975) (2,629,541) (8,963,140) (6,747,984) Share of profit of equity-accounted investees, net of tax 10 8,505,310 43,708 20,352 47,607 PROFIT (LOSS) BEFORE TAXES 7,974,506 (1,399,967) 14,820,629 (1,398,083) Current income taxes 9 1,025,196 480,742 (4,881,916) (338,457) Deferred income taxes 9 616,221 (141,747) 765,281 1,007,395 TOTAL INCOME TAXES 1,641,417 338,995 (4,116,635) 668,938 NET INCOME (LOSS) 9,615,923 (1,060,972) 10,703,994 (729,145) ATTRIBUTABLE TO: Company shareholders 9,615,923 (1,060,972) 9,615,923 (1,060,972) Non-controlling interest — — 1,088,071 331,827 9,615,923 (1,060,972) 10,703,994 (729,145) Basic and diluted earnings per share - common shares (R$) 24 4.34 (0.48) 4.34 (0.48) The accompanying notes are an integral part of these financial statements. 44

Statements of comprehensive income for the years ended at December 31, 2024 and 2023 In thousands of Brazilian Reais - R$ Company Consolidated Note 2024 2023 2024 2023 Net income (loss) 9,615,923 (1,060,972) 10,703,994 (729,145) Other comprehensive income (loss) Items that are or may be subsequently reclassified to profit or loss: Gain (loss) on foreign currency translation adjustments 658,421 (611,874) 1,533,769 (741,988) Gain (loss) on net investment in foreign operations (2,313,093) 869,554 (2,313,093) 869,554 Gain on cash flow hedge 4,554 37,624 4,554 37,624 Deferred income tax on cash flow hedge (1,548) (12,792) (1,548) (12,792) Other fair value adjustments through other comprehensive income 43,762 (63,631) 43,762 (63,631) Items that will not be subsequently reclassified to profit or loss: Gain associated with pension and other postretirement benefit obligations 63,550 29,234 90,527 35,679 Income tax on gain (loss) associated with pension and other postretirement benefit obligations (13,677) 3,527 (16,382) 4,716 Total other comprehensive income (loss) (1,558,031) 251,642 (658,411) 129,162 Comprehensive income (loss) 8,057,892 (809,330) 10,045,583 (599,983) Total comprehensive income (loss) attributable to: Company shareholders 8,057,892 (809,330) 8,057,892 (809,330) Non-controlling interest — — 1,987,691 209,347 8,057,892 (809,330) 10,045,583 (599,983) The accompanying notes are an integral part of these financial statements. 45

(JBS)

Statements of changes in equity for the years ended at December 31, 2024 and 2023
In thousands of Brazilian Reais - R$

			Capital reserves				Profit reserves			Other comprehensive income					
	Note	Share capital	Premium on issue of shares	Capital transaction [1]	Stock options	Other reserves	Legal	Investments statutory	Tax incentive	VAE	FCTA	Retained earnings	Total	Non-controlling interest	Total equity
DECEMBER 31, 2022		23,576,206	211,879	(1,050,298)	30,464	36,497	2,801,185	11,848,048	4,003,823	174,904	4,711,458	–	46,344,166	3,464,765	49,808,931
Net income		–	–	–	–	–	–	–	–	–	–	(1,060,972)	(1,060,972)	331,827	(729,145)
Foreign currency translation adjustments		–	–	–	–	–	–	–	–	–	(611,874)	–	(611,874)	(130,114)	(741,988)
Net exchange differences from translation of foreign operations taken to equity		–	–	–	–	–	–	–	–	–	869,554	–	869,554	–	869,554
Gain (loss) on cash flow hedge, net of tax		–	–	–	–	–	–	–	–	24,832	–	–	24,832	–	24,832
Gains associated with pension and other postretirement benefit obligations, net of tax		–	–	–	–	–	–	–	–	32,761	–	–	32,761	7,634	40,395
Others comprehensive results		–	–	–	–	–	–	–	–	(63,631)	–	–	(63,631)	–	(63,631)
Total comprehensive income		–	–	–	–	–	–	–	–	(6,038)	257,680	(1,060,972)	(809,330)	209,347	(599,983)
Share-based compensation		–	–	34,418	–	–	–	–	–	–	–	–	34,418	6,737	41,155
Realization of other reserves		–	–	–	–	(5,984)	–	–	–	–	–	5,984	–	–	–
Investments statutory reserve		–	–	–	–	–	–	(3,370,639)	–	–	–	3,370,639	–	–	–
Tax incentive reserve		–	–	–	–	–	–	—	97,536	–	–	(97,536)	–	–	–
Dividends distributed		–	–	–	–	–	–	–	–	–	–	(2,218,116)	(2,218,116)	–	(2,218,116)
Prescribed dividends		–	–	–	–	–	–	–	–	–	–	1	1	–	1
Dividends to non-controlling interest		–	–	–	–	–	–	–	–	–	–	–	–	(33,015)	(33,015)
Others		–	–	–	–	–	–	–	–	–	–	–	–	(667)	(667)
DECEMBER 31, 2023		23,576,206	211,879	(1,015,880)	30,464	30,513	2,801,185	8,477,409	4,101,359	168,866	4,969,138	–	43,351,139	3,647,167	46,998,306
Net income		–	–	–	–	–	–	–	–	–	–	9,615,923	9,615,923	1,088,071	10,703,994
Exchange variation in subsidiaries [3]		–	–	–	–	–	–	–	–	–	658,421	–	658,421	875,348	1,533,769
Exchange rate variation in investment [2]	21 e1	–	–	–	–	–	–	–	–	–	(2,313,093)	–	(2,313,093)	–	(2,313,093)
Gain (loss) on cash flow hedge, net of tax [5]	28a3.2.1	–	–	–	–	–	–	–	–	3,006	–	–	3,006	–	3,006
Gains associated with pension and other postretirement benefit obligations, net of tax		–	–	–	–	–	–	–	–	49,873	–	–	49,873	24,272	74,145
Other fair value adjustments through other comprehensive income [5]		–	–	–	–	–	–	–	–	43,762	–	–	43,762	–	43,762
Total comprehensive income		–	–	–	–	–	–	–	–	96,641	(1,654,672)	9,615,923	8,057,892	1,987,691	10,045,583
Stock option grant plan	25	–	–	70,643	–	–	–	–	–	–	–	–	70,643	14,958	85,601
Acquisition of Treasury Shares by Diamond Pork		–	–	(44,487)	–	–	–	–	–	–	–	–	(44,487)	(33,364)	(77,851)
Carrying out revaluation reserve	21 c	–	–	–	–	(5,671)	–	–	–	–	–	5,671	–	–	–
Legal reserve	21 d2	–	–	–	–	–	480,796	–	–	–	–	(480,796)	–	–	–
Investments statutory reserve	21 d3	–	–	–	–	–	–	5,271,005	–	–	–	(5,271,005)	–	–	–
Reserve of tax incentives in subsidiaries	21 d4	–	–	–	–	–	–	–	3,869,821	–	–	(3,869,821)	–	–	–
Distribution of interim dividends	19	–	–	–	–	–	–	(6,654,348)	–	–	–	–	(6,654,348)	–	(6,654,348)
Prescribed dividends		–	–	–	–	–	–	–	–	–	–	28	28	–	28
Dividends to non-controlling interest		–	–	–	–	–	–	–	–	–	–	–	–	(23,102)	(23,102)
Purchase of acquired business		–	–	–	–	–	–	–	–	–	–	–	–	(3,939)	(3,939)
Others		–	–	–	–	–	–	–	–	–	–	–	–	148	148
DECEMBER 31, 2024		23,576,206	211,879	(989,724)	30,464	24,842	3,281,981	7,094,066	7,971,180	265,507	3,314,466	–	44,780,867	5,589,559	50,370,426

[1] Refers to the purchase of PPC treasury shares and share-based payment expenses incurred from subsidiaries.
[2] Foreign Currency Translation Adjustments (FCTA) and exchange variation in subsidiaries
[3] Mainly related to derivative financial instruments.
[4] Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity's investment, they are considered as equity instruments.
[5] Refers to the hedge accounting mainly in the indirect subsidiary Seara Alimentos.

The accompanying notes are an integral part of these financial statements.

46

Statements of cash flows for the years ended at December 31, 2024 and 2023
In thousands of Brazilian Reais - R$

	Note	Company 2024	Company 2023	Consolidated 2024	Consolidated 2023
Cash flows from operating activities					
Net income (loss)		9,615,923	(1,060,972)	10,703,994	(729,145)
Adjustments for:					
Depreciation and amortization	6, 11, 12 e 13	961,374	857,033	11,805,260	10,725,449
Expected credit losses	4	44,370	29,708	69,151	49,899
Share of profit of equity-accounted investees	10	(8,505,310)	(43,708)	(20,352)	(47,607)
Result on the sale of fixed assets		(41,706)	(9,526)	(47,429)	(72,216)
Income tax and social contribution	9	(1,641,417)	(338,995)	4,116,635	(668,938)
Net financial result	23	3,614,975	2,629,541	8,963,140	6,747,984
Share-based compensation		–	–	85,601	34,418
Provisions	20	81,502	236,133	255,784	527,427
Estimated losses for realizable value of inventories	5	10,350	(28,564)	85,717	(29,586)
DOJ and Antitrust agreements	20	–	–	1,430,803	510,230
Gain on bargain purchase		–	–	–	–
Impairment		–	–	152,816	154,797
Indemnity J&F		–	–	–	–
Fair value (market to market) of biological assets	6	–	–	(869,597)	442,841
Extemporaneous Litigation		356,500	–	356,500	–
Extemporaneous Reversal of Tax Credits		–	–	342,697	–
		4,496,561	2,270,650	37,430,720	17,645,553
Changes in assets and liabilities:					
Trade accounts receivable		(2,201,915)	1,777,882	(2,015,120)	3,126,268
Inventories		(462,631)	610,963	(1,880,390)	2,345,294
Recoverable taxes		172,585	(547,360)	272,274	660,334
Other current and non-current assets		93,418	(23,428)	35,119	(189,778)
Biological assets		–	–	(2,853,040)	(2,645,955)
Trade accounts payable and supply chain finance		1,497,545	(124,416)	2,463,538	(4,118,275)
Taxes paid in installments		(327,354)	(240,688)	(327,359)	(240,688)
Other current and non-current liabilities		259,317	1,332,132	352,573	1,213,084
DOJ and Antitrust agreements payment		–	–	(979,724)	(442,854)
Income taxes paid		–	–	(1,944,975)	(355,000)
Changes in operating assets and liabilities		(969,035)	2,785,085	(6,877,104)	(647,570)
Cash provided by operating activities		3,527,526	5,055,735	30,553,616	16,997,983
Interest paid		(2,696,626)	(1,821,768)	(8,024,444)	(6,438,252)
Interest received		206,958	302,357	1,027,867	938,932
Net cash flows provided by operating activities		1,037,858	3,536,324	23,557,039	11,498,663
Cash flow from investing activities					
Purchases of property, plant and equipment	11	(1,196,772)	(862,569)	(8,084,557)	(7,492,311)
Proceeds from sale of property, plant and equipment		103,021	224,896	259,792	359,703
(Purchases) Proceeds of intangible assets	13	(9,595)	(17,292)	(57,921)	(44,719)
Additional investments in subsidiaries		(2,882,452)	(9,934)	–	–
Acquisitions, net of cash acquired	10	–	680	(31,464)	(17,156)
Dividends received		56,883	62,500	56,883	62,500
Related party transactions		13,480,184	(8,952,846)	123,262	5,191
Other		–	–	–	102,511
Cash provided by (used in) investing activities		9,551,269	(9,554,565)	(7,734,005)	(7,024,281)
Cash flow from financing activities					
Proceeds from loans and financings		2,847,396	14,989,339	16,539,973	44,700,803
Payments of loans and financings		(8,632,027)	(17,558,805)	(15,941,065)	(35,111,656)
Derivatives instruments settled		(825,178)	(62,308)	(1,255,807)	(58,049)
Margin cash		(112,882)	15,680	113,712	(130,759)
Dividends paid	19	(4,436,392)	(2,218,116)	(4,436,392)	(2,218,116)
Dividends paid to non-controlling interest		–	–	(22,847)	(29,565)
Capital reduction in controlled companies		–	13,184,553	–	–
Acquisition of Treasury Shares by Diamond Pork		(44,487)	–	(44,487)	–
Payments of leasing contracts		(87,627)	(52,232)	(2,250,203)	(2,141,748)
Cash provided by (used in) financing activities		(11,291,197)	8,298,111	(7,297,116)	5,010,910
Effect of exchange rate changes on cash and cash equivalents		768,610	82,466	4,113,217	(545,045)
Net change in cash and cash equivalents		66,540	2,362,336	12,639,135	8,940,247
Cash and cash equivalents beginning of period		4,458,670	2,096,334	22,122,405	13,182,158
Cash and cash equivalents at the end of period		4,525,210	4,458,670	34,761,540	22,122,405

Non-cash transactions:

	Note	Company 2024	Company 2023	Consolidated 2024	Consolidated 2023
Non-cash additions to right of use assets and lease liabilities CPC 6 and IFRS 16	12	170,681	138,324	2,744,084	2,444,826
Capitalized interests	11	33,364	130,127	168,817	(346,155)
Decrease in share capital subsidiaries through assumption of debt		–	10,063	–	–
Provisioned and prescribed dividends		28	1	28	(3,449)
Interim dividends	19	2,218,116		2,218,116	
Capital reduction in subsidiaries through debt assumption		(18,977,923)	–	–	–
Completion of Construction for Fixed Asset		65,365	–	65,365	–

The accompanying notes are an integral part of these financial statements.

47

Economic value added the years ended at December 31, 2024 and 2023
In thousands of Brazilian Reais - R$

	Company		Consolidated	
	2024	2023	2024	2023
Revenue				
Sales of goods and services	64,533,237	52,459,326	421,230,380	367,737,057
Other income (expense)	11,996	38,662	87,188	280,042
Expected credit losses	(44,370)	(29,708)	(68,662)	(49,899)
	64,500,863	52,468,280	421,248,906	367,967,200
Goods				
Cost of services and goods sold	(45,792,237)	(38,919,768)	(253,206,475)	(233,378,966)
Materials, energy, services from third parties and others	(8,760,332)	(7,260,130)	(73,839,426)	(67,754,020)
Loss / Recovery of assets	-	-	-	(27,006)
	(54,552,569)	(46,179,898)	(327,045,901)	(301,159,992)
Gross added value	9,948,294	6,288,382	94,203,005	66,807,208
Depreciation and Amortization	(961,374)	(857,033)	(11,805,260)	(10,724,439)
Net added value generated	8,986,920	5,431,349	82,397,745	56,082,769
Net added value by transfer				
Share of profit of equity-accounted investees, net of tax	8,505,310	43,708	20,352	47,607
Financial income	1,998,496	1,752,934	3,885,203	2,913,998
Others	6,699	3,004	(250,001)	(35,608)
	10,510,505	1,799,646	3,655,554	2,925,997
NET ADDED VALUE TOTAL TO DISTRIBUTION	19,497,425	7,230,995	86,053,299	59,008,766
DISTRIBUTION OF ADDED VALUE				
Labor				
Salaries	4,651,028	3,025,499	43,996,070	37,020,838
Benefits	582,682	493,550	8,976,040	7,685,579
FGTS (Brazilian Labor Social Charge)	37,529	198,868	413,034	533,796
	5,271,239	3,717,917	53,385,144	45,240,213
Taxes and contribution				
Federal	(2,385,895)	(508,581)	4,336,331	389,017
State	1,345,259	737,338	3,302,592	2,379,326
Municipal	41,040	24,859	42,391	26,325
	(999,596)	253,616	7,681,314	2,794,668
Capital Remuneration from third parties				
Interests and exchange variation	5,343,496	4,156,784	12,429,405	9,207,319
Rents	44,016	43,716	1,104,208	818,041
Others	222,347	119,934	749,234	1,677,670
	5,609,859	4,320,434	14,282,847	11,703,030
Owned capital remuneration				
Net income (loss) attributable to company shareholders	9,615,923	(1,060,972)	9,615,923	(1,060,972)
Non-controlling interest	-	-	1,088,071	331,827
	9,615,923	(1,060,972)	10,703,994	(729,145)
ADDED VALUE TOTAL DISTRIBUTED	19,497,425	7,230,995	86,053,299	59,008,766

The accompanying notes are an integral part of these financial statements.

48

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

1 Operating activities

JBS S.A ("JBS" or the "Company"), is a corporation with its headquarters office in Brazil, in the City of São Paulo, and is controlled by J&F Investimentos S.A. The Company has its shares publicly traded and listed on the "Novo Mercado" segment of the Sao Paulo Stock Exchange (B3 - Brasil, Bolsa e Balcão) under the ticker symbol "JBSS3". In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol "JBSAY". The consolidated financial statements comprise the Company and its subsidiaries (collectively, the 'Company') for the year ended December 31, 2024 and were authorized by the Board of Directors on March 25, 2025.

These financial statements include the Company's operations in Brazil as well as the activities of its subsidiaries. Below is a summary of the Company's main operating activities by entity and geographic location, as well as the ownership percentage of interest in the main subsidiaries as of December 31, 2024 and 2023:

At the Company:

Description	Activities	Units	Country
JBS S.A. (JBS, Company)	- Beef processing: slaughtering, refrigerating, industrializing and production of canned beef by-products. - Leather production, processing and commercialization. - Production and commercialization of steel cans, plastic resin, soap base for production, soap bar, biodiesel, glycerin, olein, oily acid, collagen and wrapper derived from cattle tripe; industrial waste management; purchase and sale of soy beans, tallow, palm oil, caustic soda, stearin; transportation services; dog biscuits; eletric power production, cogeneration and commercialization.	69	Brazil
	- Distribution centers and harbors.	16	

Consolidated: Main activities in Brazil

Description	Activities	Units	Country	Participation	December 31, 2024	December 31, 2023
Seara Alimentos Ltda. (Seara Alimentos)	- Chicken and pork processing: raising, slaughtering and processing of broiler chickens and hogs; production and commercialization of beef and food products; and production of pet food and concentrates.	50	Brazil	Indirect	100%	100%
	- Distribution centers, transportation services and harbors.	27				
	'- Direct sales to customers of beef and by-products in stores named "Mercado da Carne".	528				
Meat Snacks Partners do Brasil Ltda (Meat Snacks)	- Beef Jerky production.	2		Indirect	50%	50%
JBS Confinamento Ltda. (JBS Confinamento)	- Cattle fattening services.	10		Direct	100%	100%
Via Rovigo Indústria, Comércio e Distribuição de Produtos Alimentícios S.A (Pot Of)	- Manufacture of frozen food and ready meals. - Wholesale of food products in general.	1		Direct	100%	100%

Consolidated: Main activities outside of Brazil

Description	Activities	Units	Country	Participation	December 31, 2024	December 31, 2023
JBS USA Holding Lux, S.à.r.l. (JBS USA)	- Beef processing: slaughtering, refrigerating, industrializing and, production of by-products; - Cattle fattening services; - Transportation services.	56	Australia, Canada, France, Mexico, New Zealand, Netherlands, United Kingdom and United States of America.	Indirect	100%	100%
	- Pork processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.	64				
	- Chicken processing: raising, slaughtering and processing of broiler chickens, production and commercialization of by-products derived and prepared meal from processing operations.	159				
	- Fishing processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.	2				
	- Plant based processing: industrializing and commercialization of by-products derived from processing operations.	3				
JBS Global (UK) Ltd. (JBS Global UK)	- Trading fresh and processed beef, pork, lamb, chicken and fish products for the European market.	1	United Kingdom	Indirect	100%	100%
JBS Toledo NV (Toledo)	-Trading operations for the European market; cooked frozen meat commercialization; logistic operations; warehousing.	1	Belgium	Direct	100%	100%
Rigamonti Salumificio SpA (Rigamonti)	'-Production and commercialization of bresaola, Prosciutto di San Daniele D.O.P. (raw ham) and Prosciutto di Parma D.O.P.(raw ham) and pork products: ham, cooked ham, mortadella, among others.	9	Italy and United States of America.	Indirect	100%	100%
Conceria Priante (Priante)	- Semi-finished and finished leather production.	1	Italy	Direct	100%	100%
JBS Leather International (Leather International)	- Wet blue, semi-finished and finished leather production.	7	Argentina, Germany, China, Mexico, Uruguay and Vietnam.	Direct	100%	100%
Seara Holding Europe B.V. (Seara Holding)	- Animal protein products trading, industrializing and commercialization of by-products derived from processing operations.	14	China, Netherlands, Saudi Arabia, South Africa, United Arab Emirates, United Kingdom and Singapure.	Indirect	100%	100%

49

1.1 Key Operational Events During the Fiscal Year: 1.1.1 Non-Material Acquisitions The Management has defined as material, for the purposes of business combination disclosure, acquisitions with total assets exceeding US$50 million (equivalent to R$309.615 as of December 31, 2024). During the year ended December 31, 2024, there were no relevant acquisitions that warranted disclosure in the business combination explanatory note. However, the Company carried out smaller acquisitions, as detailed below: Acquisition of Via Rovigo Indústria, Comércio e Distribuição de Produtos Alimentícios S.A. (Pot Of) On March 12, 2024, the indirect subsidiary Seara Alimentos Ltda. acquired control of Via Rovigo Indústria, Comércio e Distribuição de Produtos Alimentícios S.A., a company specialized in the manufacturing and distribution of frozen foods and ready-to-eat meals. The transaction involved the subscription and payment of 376,154 nominal shares, and 480,006 common shares. With this transaction, Seara became the owner of 51% of the company’s share capital. Acquisition of Mada Araújo Asset & Port Management Ltda. On May 24, 2024, the indirect subsidiary Seara Alimentos Ltda. acquired control of Mada Araujo Asset & Port Management Ltda. (JBS Terminals), holding 70% of its shares. The company operates as a temporary leaseholder of part of the Itajaí Port – SC and was selected in the ANTAQ Public Tender Process No. 01/2023 to temporarily operate a public area and infrastructure designated for containerized and general cargo handling and storage. Following the acquisition, the company’s corporate name was changed to JBS Terminais Ltda. Acquisition of Agro Alfa Indústria e Comércio Ltda. On May 29, 2024, the indirect subsidiary Seara Alimentos Ltda. acquired 100% of the share capital of Agro Alfa Indústria e Comércio Ltda., an agro-industrial company specializing in the processing, manufacturing, and commercialization of products, by-products, flours, and animal-based oils. 1.2 Subsequent Events: New Issuance of Senior Notes (Bonds): On January 6, 2025, the Company, through its indirect subsidiaries JBS USA Holding Lux S.a.r.l, JBS USA Food Company, and JBS USA Foods Group Holdings, Inc. (together, the “Issuers”), announced the pricing of its senior notes to be offered in the international market, totaling US$1.75 billion (equivalent to R$10.83 billion). The issuance was divided into two series: US$1.0 billion (R$6.19 billion) with an interest rate of 5.95% per annum maturing in 2035, and US$750 million (R$4.64 billion) with an interest rate of 6.375% per annum maturing in 2055. The offering was completed on January 21, 2025. Additionally, the Issuers entered into a registration rights agreement, committing to file an exchange offer with the U.S. Securities and Exchange Commission (SEC) and complete it within 365 days. The funds raised will be used to repay short-term debts and for other corporate purposes. Investment in Mantiqueira Alimentos Ltda.: On January 27, 2025, the Company entered into an investment agreement with Mantiqueira Alimentos Ltda., acquiring 48.5% of its total share capital and 50% of its voting shares. Mantiqueira Alimentos Ltda. is a leader in the cage-free and organic egg segment, employing over 3,000 people and producing approximately 4 billion eggs annually. The transaction marks the Company’s entry into the egg sector, aligned with its strategy of diversifying and expanding its global protein platform. On February 26, 2025, the acquisition was approved without restrictions by the CADE (Administrative Council for Economic Defense). The closing of the transaction is subject to the fulfillment of precedent conditions applicable to transactions of this nature. Agribusiness Receivables Certificates (CRA): On January 28, 2025, three series of Agribusiness Receivables Certificates (CRAs) were issued by the indirect subsidiary Seara Alimentos Ltda., guaranteed by JBS S.A., with maturities scheduled for 2035, 2045, and 2055, totaling a principal amount of R$805 million. The offering was completed on March 6, 2025. The funds raised will be used to finance the purchase of grains. Change in the Structure of JBS S/A: On February 13, 2025, the Company announced that Gilberto Xandó, President of JBS Brazil, assumed the position of President of Wild Fork North America, an indirect subsidiary of JBS Investments Luxembourg. Wild Fork offers over 700 products in its physical and online stores, including proteins, side dishes, ready-to-eat meals, vegetables, bread, desserts, seasonings, and sauces. Gilberto Tomazoni assumed the dual role of President of JBS Brazil. Conditional Partial Redemption of JBS USA’s 5.500% Senior Notes due 2030: On March 21, 2025, JBS USA Food Company sent a conditional notice of redemption to redeem US$850.0 million aggregate principal amount of its 5.500% Senior Notes due 2030 (the “2030 Notes”). The redemption is conditioned upon the payment by Pilgrim’s Pride to its shareholders of a special cash dividend of $6.30 per share, which will be payable on or around April 17, 2025. The redemption is expected to occur on May 1, 2025, subject to the payment of the cash dividend by Pilgrim’s Pride being satisfied. The redemption price for the 2030 Notes will be equal to 102.750% of the principal amount of the 2030 Notes to be redeemed plus, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Proposal to Pay Dividends: On March 25, 2025, JBS S.A.’s board of directors approved a proposal to distribute dividends from profit reserves with respect to the 2024 fiscal year in the amount of R$4.4 billion (equivalent to US$716.4 million considering the exchange rate on December 31, 2024), corresponding to R$2.00 (equivalent to US$0.32 considering the exchange rate on December 31, 2024) per common share. These dividends are subject to approval at JBS S.A.’s annual general shareholders’ meeting expected to be held on April 29, 2025. 2 Basis of preparation and presentation of financial statements The financial statements have been prepared and are presented in accordance with the accounting practices adopted in Brazil (BRGAAP), based on the provisions of the Brazilian Corporate Law, pronouncements, guidance, and interpretations issued by the Accounting Pronouncements Committee – CPC, standards issued by the Brazilian Securities and Exchange Commission – CVM, and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). The accounting practices adopted in Brazil require the presentation of the Statement of Value Added (DVA), both individual and consolidated, while IFRS does not mandate its presentation. Therefore, the DVA is presented as supplementary information, without prejudice to the overall set of financial statements. The parent company’s individual financial statements are labeled as “Parent Company” and the consolidated financial statements are labeled as “Consolidated.” In order to provide an understanding of how Management forms its judgments regarding future events, including the assumptions used in estimates and the sensitivity of these judgments to different variables and conditions, the main accounting policies are presented below.demonstrated the most significant policies: 2.1 Functional and representation currency These consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s presentation and functional currency. All financial information is presented in thousands of reais, except when indicated otherwise. 2.2 Translation of subsidiaries financial statements Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023 (Expressed in thousands of Brazilian reais) 50

The consolidated financial statements of foreign subsidiaries are prepared using each subsidiary’s respective functional currency. The results and financial position of all entities with a functional currency different from its immediate parent’s functional currency and the Company’s presentation currency (R$) are translated into the parent’s functional and Company’s presentation currency as follows: i. assets and liabilities are translated at the current rate at the date of each closing period; ii. income and expenses are translated at the average rate at the date of each closing period; iii. all exchange rate translation differences are recognized in other comprehensive income (loss), and are presented in the statement of comprehensive income (loss) as foreign currency translation adjustments; and iv. foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, under the caption “Finance income” or “Finance expense”. 2.3 Individual financial statements The individual financial statements presents the evaluation of investments in associates, subsidiaries and joint ventures by the equity method. In order to reach the same income statement and equity attributable to the Company shareholders in the individual and consolidated financial statements, the same adjustments of accounting practices upon the adoption of IFRS and CPCs, were done on both financial statements. The carrying value of these investments includes the breakdown of acquisition costs and goodwill. 2.4 Consolidated financial statements The Company consolidates all majority-owned subsidiaries. The Company controls an entity when the Company is exposed to or has rights to variable returns resulting with its involvement with the entity and has the ability to affect those returns through its ownership over the entity. Subsidiaries are consolidated from the date that the control is obtained by to the Company. Consolidation is discontinued from the date that control ceases. 2.5 New IFRS pronouncements, issues, amendments and interpretations issued by the IASB applicable to the CPC that have been and will be adopted by the Company a. Standards, amendments and interpretations recently issued and adopted by the Company IAS 1/CPC 26 - Presentation of financial statements The amendments issued in 2020 and 2023 aim to clarify the requirements for determining whether a liability is current or non-current and mandate new disclosures for non-current liabilities subject to future covenants. These amendments apply to annual periods beginning on or after January 1, 2024. The Company has reviewed these amendments and has not identified any impacts resulting from them. IAS 1/CPC 26 and IFRS 7/CPC 40 – Supplier Financing Arrangements (“Supply Chain Financing” or “Reverse Factoring”) From January 1, 2024, the amendments are intended to enhance the transparency and comparability of financial information related to supply chain financing arrangements, where suppliers are financed through financial institutions. Companies are required to disclose the terms and conditions of such arrangements, the exposure to supply chain financing in the cash flow statement and balance sheet, and the factors affecting liquidity risks related to these arrangements. The Company has adjusted its explanatory note disclosures in accordance with the requirements of this standard. b. New Accounting Pronouncements and Interpretations Yet to Be Adopted by the Company IAS 21/CPC 02 – The Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements Effective January 1, 2025, this amendment establishes accounting requirements for situations where a functional currency cannot be exchanged into other currencies. In such cases, the Company must use the most recent observable exchange rate to translate the results and financial position of the foreign operation into its presentation currency. The entity must also disclose the exchange rate used, the date it was observed, and the reasons why the currency is not exchangeable. The Company is closely monitoring discussions on this amendment and, to date, has not identified any impacts resulting from it. IFRS 18 - Presentation and Disclosure of Financial Statements. As of January 1, 2027, IFRS 18 will replace CPC 26/IAS 1 Presentation of Financial Statements. The new standard introduces the following new requirements main requirements; - Companies are required to classify all income and expenses into five categories in the profit and loss statement, namely the categories operating, investment, financing, discontinued operations and income tax categories. Entities are also required to present a newly defined operating profit subtotal. profit subtotal. Entities’ net income will not change. - Performance measures defined by management are disclosed in a single note in the financial statements. - Enhanced guidance will be provided on how to group information in the financial statements. In addition, all entities are required to use the subtotal of operating profit as the starting point for the cash flow statement when presenting operating cash flows using the indirect method. The Company is still in the process of evaluating the impact of the new standard, and will adjust the disclosure in accordance with the standard’s requirement in the annual financial statements in the period in which they are issued. in the annual financial statements during the period in which it is required. 2.6 Significant accounting judgements and estimates The preparation of these consolidated financial statements requires the use of estimates and judgment by management in the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates depending upon the variables, assumptions or conditions used by management. Judgments: Information about the judgments made in applying the accounting policies that have the most significant effects on the amounts recognized in these consolidated financial statements is included in the following notes: a. Net revenue – transfer of control (note 22); b. Share-based compensation (note 25); c. Deferred and current income taxes – uncertain tax treatments (note 9) Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023 (Expressed in thousands of Brazilian reais) 51

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Assumptions and estimates uncertainties: Information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes:

a. Fair value measurement for biological assets (note 6);
b. Recognition and realization of deferred income taxes assets (note 9);
c. Impairment of financial assets (note 4);
d. Key assumptions underlying the impairment test of goodwill, property, plant and equipment and intangible assets (note 14, 11 e 13);
e. Key assumptions about the likelihood and magnitude of an outflow of resources related to the provision for legal proceedings (note 20);
f. Derivative financial instruments and hedge accounting (note 28).

The Company periodically reviews the estimates and assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

3 Cash and cash equivalents

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less, readily convertible to known amounts of cash and which are subject to an immaterial risk of changes in fair value to be cash equivalents. The carrying value of these assets approximates their fair values.

Margin cash: The Company is required to maintain cash balances with a broker as collateral for exchange-traded futures contracts. These balances are classified as margin cash as they are not available for use by the Company to fund daily operations. The balance of margin cash also include investments in Treasury Bills, linked to the Consumer Price Index - Consumer Price Index ("CPI"), that protect against the risk of inflation (or deflation) when held to maturity. The cash is redeemable when the contracts are settled, therefore they are not considered as cash and cash equivalents.

	Company		Consolidated	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2021
Cash on hand and at banks	1,805,546	531,461	13,609,569	8,863,520
CDB (bank certificates of deposit) and National Treasury Bill (Tesouro Selic) [1]	2,719,664	3,927,209	21,151,971	13,258,885
Cash and cash equivalents total	4,525,210	4,458,670	34,761,540	22,122,405
Margin cash	-	-	645,361	88,068
Treasury bills	177,636	64,754	200,220	553,215
Margin cash total	177,636	64,754	845,581	641,283
Total	4,702,846	4,523,424	35,607,121	22,763,688

[1] CDBs are held at high quality financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB's.

At December 31, 2024, the availability under Brasil revolving credit facilities was US$500million (R$3.1 billion at December 31, 2024) and US$450 million (R$2.18 billion at December 31, 2023). In the United States the revolving credit facilities at December 31, 2024, was US$2.9 billion (R$18 billion at December 31, 2024) and US$2,9 billion (R$14 billion at December 31, 2023).

4 Trade accounts receivable

Trade accounts receivable correspond to amounts owed by customers in the ordinary course of business. If the receivable is due within one year or less the account receivable is classified as a current asset, otherwise the receivable is classified as a non-current asset. Accounts receivables are presented at amortized cost less any impairment. Accounts receivable denominated in currencies other than the entities' functional currency are remeasured using the exchange rate in effect at the end of the reporting period. The age of accounts receivable along with the expected credit losses and present value adjustment are as follows:

	Company		Consolidated	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Receivables not due yet				
Domestic	1,862,524	746,465	12,351,574	9,296,795
Foreign	3,173,479	1,626,049	7,285,879	4,127,529
Subtotal	5,036,003	2,372,514	19,637,453	13,424,324
Overdue receivables:				
From 1 to 30 days	357,595	155,627	2,753,633	1,925,636
From 31 to 60 days	100,778	50,765	379,673	451,089
From 61 to 90 days	23,200	6,018	127,583	142,768
Above 90 days	348,353	233,938	810,229	911,619
Expected credit losses	(332,769)	(232,988)	(551,484)	(411,088)
Adjustment to present value	(7,908)	(10,451)	(25,503)	(28,199)
Subtotal	489,249	202,909	3,494,131	2,991,825
Trade accounts receivable, net	5,525,252	2,575,423	23,131,584	16,416,149

Adjustment to present value: The Company discounts its receivables to present value using interest rates directly related to customer credit profiles. The monthly interest used to calculate the present value of outstanding receivables on December 31, 2024 were 0,46% (1.2% at December 31, 2023). Realization of the present value adjustment is recognized as an offsetting item to sales revenue.

The Company and its subsidiaries carry out credit assignment operations with financial institutions, which acquire credits held against certain third party in the domestic and foreign markets. The assignments are negotiated without any right of recourse, through the definitive transfer of the risks and benefits of the receivables to the institutions.

52

(JBS)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Within trade accounts receivable, the diversity of the portfolio significantly reduces overall credit risk. To further mitigate credit risk, parameters have been put in place when credit is provided to customers such as requiring minimum financial ratios, analyzing the operational health of customers, and reviewing references from credit monitoring entities. The Company does not have any customer that represents more than 10% of its trade receivables or revenues.

Expected credit losses are estimated based on an analysis of the age of the receivable balances and the client's current situation. The resulting bad debt expense and the reversal of this expenses are recognized in the statement of income within "Selling Expenses". The Company writes-off accounts receivables when it becomes apparent, based upon age or customer circumstances, that such amounts will not be collected. Below are the changes in the expected credit losses:

Changes in expected credit losses:	Company		Consolidated	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Balance at the beginning of the period	(232,988)	(252,719)	(411,088)	(431,170)
Additions	(44,370)	(29,708)	(69,151)	(49,899)
Write-offs (Reversals)	17,132	34,052	28,091	49,809
Exchange rate variation	(72,543)	15,387	(99,336)	20,172
Balance at the end of the period	(332,769)	(232,988)	(551,484)	(411,088)

5 Inventories

Inventories are stated at the lower of the average cost of acquisition or production and their net realizable value. In the case of finished products and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity, such as purchased raw materials, livestock purchase costs, livestock grow out costs (primarily feed, livestock grower pay and catch and haul costs), labor, manufacturing and production overheads. Biological assets are reclassified to work in progress inventory at the time of slaughter based on their carrying amounts, which is historical cost as described in accounting policies in Note 6 - Biological assets.

	Company		Consolidated	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Finished products	2,785,220	2,514,584	18,690,228	14,990,882
Work-in-process	680,823	673,840	3,046,702	2,837,178
Raw materials	694,130	523,377	5,250,509	3,674,716
Supplies	308,305	304,396	4,073,068	3,193,807
	4,468,478	4,016,197	31,060,507	24,696,583

During the fiscal years ended in December 31, 2024 and 2023, the Company recognized the net realizable value of inventories, whose additions and write-offs were recorded in cost of goods sold, in the amounts of R$(10.350) and R$28,564, respectively, in the Parent Company, and R$(85,717) and R$29.587, respectively, in the Consolidated.

6 Biological assets

The Group's Live animals are represented by cattle, poultry, swine, and fish, categorized as either consumable or production animals. Animals for slaughter are intended for the production of fresh meat and/or processed products and are classified as immature until they reach the appropriate weight for slaughter. The slaughtering and production processes occur sequentially within an extremely short time frame, and as a result, only the live animals transferred for slaughter in the processing plants are classified as mature. Reproduction animals (breeding stock) are those whose function is to produce other biological assets. Until these animals reach reproductive age, they are classified as immature, and once they are ready to begin the reproductive cycle, they are classified as mature.

Biological assets (live animals) are measured at their fair value, using the cost or income approach technique to live animals, depending of the asset (live animals). In determining the fair value of live animals, all losses inherent to the breeding process are already considered. For assets kept for production the cost is amortized over time, considering the reduction already recognized during its life cycle.

The fair value measurement of biological assets falls under Level 2 for assets where the availability of prices for similar assets in active markets or observable data that are not directly the prices of the specific asset exist and Level 3 for asset with unobservable inputs such as weight, storage costs, medications, among others.

Chicken and eggs:

Current (consumable) - Refers to broiler chickens that will be slaughtered upon maturity. Broiler chickens remain in development for a period of 30 to 48 days to produce fresh meat and/or commercialized products. The eggs remain in incubation between 21 to 25 days.

Non-current (bearer assets) - Refers to breeder chickens that are set aside for breeding and have an estimated useful life of 68 weeks (476 days). The animals in this category are segregated between mature, when they are in the breeding stage and immature when they are under development. The costs associated to breeder chickens are accumulated up to the production stage (immature) and amortized over their productive lives based on an estimate of their capacity to produce eggs (mature). Amortization of the mature hen is included under the caption "Cost of sales" in the statement of income.

Cattle:

Current (consumable) - Refers to owned cattle in feedlots and grass-fed cattle which remains under development for 90 to 120 days.

Non-current (bearer assets) - Refers to breeder bulls that are set aside for breeding and have an estimated useful life of 5 years (1,825 days). The costs associated to breeder bulls are accumulated up to the production stage (immature) and amortized over their productive lives based on an estimate of their capacity to produce new assets (cattle). Amortization of mature bulls is included under the caption "Cost of sales" in the statement of income.

Hogs:

Current (consumable) - Refers to hogs that will be slaughtered upon maturity. Hogs remain in development for a period of 170 to 175 days to produce fresh meat and/or industrialized products.

53

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Non-current (bearer assets) - Refers to hogs that are set aside for breeding which have an estimated useful life of 27 months (810 days). The costs associated with breeder hogs are accumulated up to the production stage and amortized over their productive lives based on an estimate of their capacity to produce new assets (hogs). Amortization of breeder hogs is included under the caption "Cost of sales" in the statement of income.

Fish and eggs:

Current (consumable) - Refers to live fish weighing more than 1kg that are destined for slaughter after the maturation period. fish at this stage are measured at fair value less cost to sell.

Non-current (developing stage) - Refers to eggs, juveniles, smolt and live fish below approximately 1kg. The estimated time period for eggs to develop to fish being placed at sea is approximately 24 months. These biological assets are measured at cost.

Non-current (bearer assets) - Refers to breed stock that are set aside for breeding which have an estimated useful life of 3 years (1,095 days). The costs associated with breed stock fish are accumulated up to the production stage and amortized over their productive lives based on an estimate of their capacity to produce new assets (eggs). Amortization of breed stock fish is included under the caption "Cost of goods sold" in the statement of income.

	Consolidated			
Current biological assets (consumable):	December 31, 2024		December 31, 2023	
	Amount	Quantity (thousands)	Amount	Quantity (thousands)
Chicken and eggs	**3,704,432**	**553,455**	3,318,541	560,414
Cattle	**425,963**	**64**	302,855	19
Hogs	**4,527,215**	**8,153**	3,757,454	8,516
Lamb	**1,170**	**1**	610	1
Fish (biomass - kg)	**1,299,819**	**23,525**	909,588	21,678
Total current	**9,958,599**		**8,289,048**	

	Consolidated			
Non-current biological assets (bearer assets):	December 31, 2024		December 31, 2023	
	Amount	Quantity (thousands)	Amount	Quantity (thousands)
Mature chickens breeding stage	**1,264,216**	**26,052**	1,021,615	23,745
Immature chickens in development and eggs	**1,175,070**	**16,362**	884,705	16,867
Cattle	**13,778**	**1**	12,268	1
Hogs	**661,296**	**680**	562,367	670
Mature fish (kg)	**7,295**	**51**	11,343	84
Immature fish in development (kg) and eggs	**76,611**	**574**	68,456	514
Eucalyptus forests (hectares)	**10,793**	**938**	12,287	1,057
Total non-current	**3,209,059**		**2,573,041**	
Total of biological assets:	**13,167,658**		**10,862,089**	

	Consolidated			
Changes in biological assets:	Current		Non-current	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Balance at the beginning of the period	**8,289,048**	**9,710,693**	**2,573,041**	**2,619,066**
Business combination	–	(127,014)	–	–
Increase by reproduction born and cost to reach maturity	**57,575,342**	63,512,328	**7,356,699**	4,091,412
Reduction for slaughter, sale or consumption	**(65,329,980)**	(67,522,191)	**(364,609)**	(332,334)
Increase by purchase	**2,347,876**	1,995,067	**1,267,712**	901,673
Changes fair value	**870,652**	(446,309)	**(1,055)**	3,468
Transfer between current and non-current	**4,906,397**	1,537,427	**(4,906,397)**	(1,537,427)
Exchange rate variation	**1,299,264**	(370,953)	**451,896**	(135,622)
Amortization	–	–	**(3,168,228)**	(3,037,195)
Balance at the end of the period	**9,958,599**	**8,289,048**	**3,209,059**	**2,573,041**

54

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

7 Recoverable taxes

Recoverable taxes as of December 31, 2024 and 2023 was comprised of the following:

	Company		Consolidated	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Value-added tax on sales and services - (ICMS/IVA/VAT/GST)	**784,609**	1,128,414	**4,029,501**	4,452,222
Social contribution on billings - PIS and COFINS	**1,888,070**	1,751,100	**2,505,857**	2,432,254
Withholding income tax - IRRF/IRPJ	**5,381,306**	4,333,343	**5,945,608**	5,792,623
Excise tax - IPI	**17,892**	22,645	**100,166**	106,528
Reintegra	**30,577**	29,904	**47,414**	43,111
Other	**24,217**	26,568	**66,799**	67,556
	8,126,671	**7,291,974**	**12,695,345**	**12,894,294**
Breakdown				
Current	**1,847,885**	1,537,885	**3,949,002**	4,449,734
Non-current	**6,278,786**	5,754,089	**8,746,343**	8,444,560
	8,126,671	**7,291,974**	**12,695,345**	**12,894,294**

Value-added tax on sales and services (ICMS/ IVA / VAT / GST): Refers to excess credits derived from purchases of raw materials, packaging and other materials over tax charges due on domestic sales, since exports are exempt. Since these credits do not expire, the Company expects to recover the total amount of the tax credit, including Brazilian ICMS credits from other states (based on the difference between the statutory rate of tax and the effective rate for ICMS collection in the state of origin) either through offsetting tax charges on domestic sales or through purchases of fixed assets, packaging, electricity, and other vendors.

Social contribution on billings - PIS and COFINS: Refers value added taxes (non-cumulative PIS and COFINS credits) arising from purchases of raw materials, packaging and other materials used in products sold in markets outside of Brazil. Such credits do not expire and can be offset against other federal taxes, such as income taxes, or used to settle, administrative or judicial proceedings. The Company started to offset the PIS and COFINS credits generated, starting in August 2018 with social security debts.

Withholding income tax - IRRF/IRPJ: Composed mainly of IRPJ (Corporate Income Tax) credit arising from income tax paid by foreign subsidiaries, which has no statute of limitations. On a consolidated basis, this credit as of December 31, 2024, represents a balance of R$5,315,218, consisting of a credit of R$10,029,530 and a provision under IFRIC 23/CPC 22 amounting to R$4,714,311. As of December 31, 2023, it represents a balance of R$4,290,022, consisting of a credit of R$9,160,752 and a provision under IFRIC 23/CPC 22 amounting to R$4,870,730.

The IFRIC 23/CPC 22 provision was recognized due to the tax treatment of profits from foreign affiliates located in countries with international treaties, creating uncertainty regarding the interpretation of this approach by the tax authority. The Company measured and recorded the impact of this uncertainty using the method that best predicts the resolution of the uncertainty. Consequently, this provision was accounted for by reducing the total existing credits, reflecting the expected effect in the original calculation and the eventual conclusion of the uncertainty.

Excise tax – IPI: Refers to value added taxes incurred upon the production of goods in Brazil. The rates may differ according to the type of product, volume or selling price. These credits do not expire and can be used to pay other federal taxes or reimbursed in cash.

Reintegration of the Special Tax Values - Reintegra: Refers to tax incentives for exports which can be fully or partially reimbursed in cash. Tax credit amounts are calculated by multiplying the statutory rate by gross revenue from the export of certain commercial products. These credits do not expire and can be offset against other federal taxes, such as income taxes, or reimbursed in cash
.

55

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

8 Related parties transactions

The main balances of assets and liabilities, as well as the transactions resulting in income (loss) for any period, arise from to transactions between related parties or at under market conditions and prices. Transference of costs includes borrowing costs, interest and exchange, when applicable. The following table includes balances and net effect on income of intercompany financing transactions between the Company and its subsidiaries:

	Company		Consolidated	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Related party receivables	**494,269**	1,807,878	**479,006**	**573,955**
Related party payables	**(10,834,039)**	(14,459,311)	–	–
	(10,339,770)	**(12,651,433)**	**479,006**	**573,955**

8.1 Company	Currency	Costs transfer (administrative and funding)	Statement of financial position accounts: December 31, 2024	Statement of financial position accounts: December 31, 2023	Financial income (expense): 2024	Financial income (expense): 2023
a) Direct subsidiaries						
Brazservice Ltda.	R$	CDI + 1% a.a.	–	–	–	1,546
Enersea Ltda.	R$	CDI + 1% a.a.	–	–	–	4
JBS Embalagens Metálicas Ltda	R$	CDI + 1% a.a.	**2,188**	54	**161**	5
JBS Confinamento Ltda.	R$	CDI + 1% a.a.	**1,075**	(3,784)	**584**	14,713
JBS Investments Luxembourg S.à.r.l. (1)	US$	2,52% a 6,09% a.a.	**(10,660,515)**	(8,057,016)	**(308,296)**	(237,830)
b) Indirect subsidiaries						
Seara Holding Ltda. (2)	R$	-	–	(6,398,511)	–	–
JBS Leather Paraguay Srl	GUA	7% a.a.	**12,000**	9,642	**474**	375
Seara Alimentos Ltda.	R$	CDI + 1% a.a.	**(173,524)**	1,224,227	**(237,593)**	(653,805)
JBS Luxembourg S.à.r.l	US$	1,83% a 7,30% a.a.	–	–	–	(74,948)
8.2 Consolidated						
a) Other related parties						
J&F Investimentos S.A.	R$	IPCA	**479,006**	570,936	**16,225**	**14,620**
J&F Oklahoma Holdings, Inc.	R$	3.4% (*)	–	–	–	6,962
Flora Produtos de Higiene e Limpeza S.A.	R$	Selic	–	3,019	**73**	–
Total Company			**(10,339,770)**	**(12,651,433)**	**(528,372)**	**(928,358)**

(1) Refers to the balance of export prepayment (PPE) payable to the direct subsidiary JBS Investments Luxembourg S.à.r.l.
(2) Refers to the settlement through a capital reduction of the assignment of the current account between the indirect parent company of Seara Alimentos Ltda. and its parent company, Seara Holding Ltda.
(3) Refers to the agreement entered into between JBS S.A., J&F Investimentos S.A., and certain former executives of the Company, which represents the definitive resolution of the litigation subject to Arbitration Process CAM No. 186/21. Under the agreement, J&F committed to settle the matter in accordance with the terms and conditions specified in the agreement. On December 27, 2024, the Company received the amount of R$119,751 as a result of this agreement.

Operations in direct and indirect subsidiaries refer to remittances for working capital that will be and/or have been settled with a capital increase/reduction, distribution of dividends, or cash.

Related party receivable

	Consolidated	
	December 31, 2024	December 31, 2023
J&F Investimentos S.A.	**479,006**	570,936
Flora Produtos de Higiene e Limpeza S.A. (1)	–	3,019
	479,006	**573,955**

(1) J&F Investimentos S.A is the ultimate controller of the related companies.

56

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

The disclosure of significant intercompany commercial transactions is in accordance with the criteria established by Management, by disclosing individually, balances which are equal or higher than 2% of the total of each transaction (sale of products, purchases, accounts receivable and accounts payable). Additionally, transactions which are below the described criteria will be disclosed if relevant. This analysis is performed for each related party. If any related party has not met this criteria in the past but if in the current period they do, the comparative balance will be disclosed.

	Accounts receivable		Accounts payable		Purchases/Services rendered		Sale of products/Services provided	
COMPANY	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	2024	2023	2024	2023
Direct subsidiaries								
JBS Confinamento Ltda.	**1,139**	2,138	**133,844**	28,021	**129,525**	646,327	**814**	12,412
JBS Toledo N.V.	**48,220**	11,096	–	–	–	–	**355,900**	296,408
JBS Chile Limitada	**12,081**	20,820	**81**	318	**1,190**	8,045	**96,243**	115,709
Brazservice Ltda.	–	–	–	–	–	39,163	–	16,717
Conceria Priante Srl	**43,776**	20,443	–	–	–	–	**88,004**	33,579
Indirect subsidiaries								
Seara Alimentos Ltda.	**170,651**	228,076	**60,555**	52,593	**289,377**	226,657	**2,696,455**	2,514,070
JBS Global UK Limited	**132,911**	105,667	–	–	–	–	**474,584**	475,859
JBS Aves Ltda.	**5,763**	5,658	**20,936**	20,900	**5,060**	3,858	**123,228**	131,718
Weddel Limited	**16,838**	5,497	–	–	–	–	**69,809**	67,822
Sampco, LLC	**188,815**	96,505	–	–	–	–	**726,127**	794,851
Meat Snacks Partners do Brasil Ltda.	**22,953**	16,255	–	–	**26**	–	**418,824**	361,483
JBS Asia Limited	–	–	**335,298**	266,286	**437,119**	221,117	–	–
JBS Leather Asia Limited	**173,978**	69,532	**125**	–	**236**	7	**537,391**	328,648
JBS USA Holding Lux S.à.r.l.	**431,350**	260,857	–	–	**65**	1,454	**1,631,113**	944,384
Seara Comércio de Alimentos Ltda.	**1,785**	2,197	**2,929**	3,859	**44,482**	30,242	**22,818**	18,891
JBS Australia Pty Ltd.	**2,607**	3,096	–	–	**808**	1,909	**131,909**	187,974
Other related parties								
Agropecuária Santa Luzia Ltda.	–	59	**11,992**	122	**201,864**	–	–	–
JBJ Agropecuária Ltda.	**1,925**	4,252	**2,963**	1,941	**1,507,318**	1,716,976	**30,687**	24,782
Flora Produtos de Higiene e Limpeza S.A	**26,302**	33,536	–	2	**709**	13	**313,959**	321,027
Eldorado Brasil Celulose S.A	**1,399**	246	–	–	–	59	**3,926**	2,941
Banco Original S.A	–	34	–	–	–	–	**67**	97
Prima Foods S.A.	**306**	506	**3**	2,047	**8,766**	63,465	**6,291**	3,148
Agropecuária Nelore Parana Ltda	–	–	–	3,870	–	144,882	–	2,434
Guiabolso Pagamentos Ltda	**8**		**12,405**		**214,599**		**203**	
JBS Ontario	**5,313**		–		–		**78,612**	
	1,288,120	**886,470**	**581,131**	**379,959**	**2,841,144**	**3,104,174**	**7,806,998**	**6,654,954**

Other financial transactions between party transactions registered in the Company

The Company and some of its subsidiaries entered into an agreement with Banco Original, under which Banco Original acquires receivables held against certain domestic and international customers. The assignments are negotiated without recourse, through the definitive transfer of risks and benefits of the receivables to Banco Original. As of December 31, 2024, the Company had R$1,585,092 (R$2,664,506 as of December 31, 2023) at the Parent Company level and R$3,205,613 (R$5,158,611 as of December 31, 2023) at the Consolidated level in assigned receivables. For the fiscal year ended December 31, 2024, the Company recorded financial costs related to this operation in the amount of R$302,815 (R$225,979 as of December 31, 2023) at the Parent Company level and R$634,423 (R$478,112 as of December 31, 2023) at the Consolidated level, which were recorded in the financial statements as financial expenses.

As of December 31, 2024, the Company and some of its subsidiaries held balances with Banco Original totaling R$327,246 (R$1,482,874 as of December 31, 2023) at the Parent Company level and R$1,877,476 (R$3,783,589 as of December 31, 2023) at the Consolidated level, recorded under cash and cash equivalents. Financial investments, including CDBs (Bank Deposit Certificates) and similar instruments, yield returns equivalent to the CDI (Interbank Deposit Certificate) according to the specified term and investment amount, following market practices. For the fiscal year ended December 31, 2024, interest earned from these investments amounted to R$48,100 (R$40,943 as of December 31, 2023) at the Parent Company level and R$176,948 (R$129,265 as of December 31, 2023) at the Consolidated level, recorded in the financial statements as financial income.

The Company has cattle purchase commitments for future delivery with certain suppliers, including the related party JBJ Agropecuária ("JBJ"), ensuring the acquisition of cattle at a fixed or adjustable price, without any cash effect on the Company until these commitments mature. Under this forward delivery contract, JBJ has already advanced financing through banks in a reverse factoring arrangement. As of December 31, 2024, the transaction amounted to R$299,200 (R$299,800 as of December 31, 2023).

The Company also engages in bovine by-product purchasing operations for rendering activities with Prima Foods S.A.

The Company is the sponsor of the J&F Institute, a business school for young people aiming to train future leaders, offering free, high-quality education. For the fiscal year ended December 31, 2024, the Company made donations totaling R$106,472 (R$111,049 as of December 31, 2023), recorded in the financial statements as administrative expenses.

The Company is also a member of the JBS Fund for the Amazon, a non-profit association aimed at fostering and financing initiatives and projects for the sustainable development of the Amazon biome. During the fiscal year ended December 31, 2024, the Company made donations totaling R$12,025, recorded in the financial statements as administrative expenses.

57

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

In its insurance contracting and renewal processes, the Company includes Original Corporate Corretora de Seguros Ltda., a related party, in its panel of insurance brokers, with contracts awarded under standard market conditions.

For the fiscal years ended December 31, 2024, and 2023, no expected losses from doubtful debts were recorded, nor were any bad debt expenses recognized related to transactions with related parties.

On December 30, 2024, the Company entered into an agreement to sell its Hygiene and Beauty operations to the related party Flora Produtos de Higiene e Limpeza S.A. The transaction involves the transfer of assets and operations related to the manufacturing and commercialization of hygiene and beauty products, under the terms agreed upon by the parties. The sale value was set at R$315 million, subject to working capital adjustments. The completion of the transaction will occur upon fulfillment of the precedent conditions outlined in the agreement. The Company did not classify the operation as discontinued or the asset as held for sale as of December 31, 2024, as it does not represent an individually significant business line, accounting for only 0.2% of the Parent Company's net assets.

On June 26, 2024, the Company entered into an agreement with Âmbar Hidroenergia Ltda. to form a consortium for the joint operation of power plants aimed at generating electricity. The participation in the consortium was defined as 99% for JBS S.A. and 1% for Âmbar Hidroenergia Ltda.

Remuneration of key management

The Company's key management is comprised of its Executive Officers. The aggregate amount of compensation received by the Company's key management during the years ended at December 31, 2024 and 2023 is the following:

	2024	2023
Salaries and wages	51,350	41,517
Variable cash compensation [1]	121,892	96,876
Share-based payments	—	37,932
	173,242	176,325

[1] The Company generally approves profit-sharing for its executives at the end of March each year, referring to the year just concluded. Accordingly, the amount of profit-sharing presented in these financial statements reflects the amount actually paid during the fiscal year ended December 31, 2024, related to prior periods.

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and the Executive Officers are parties to the Brazilian employment contract regime referred to as CLT (which is the Consolidation of Labor Laws), which follows all the legal prerogatives of payments and benefits.

Except for those described above, the Board of Directors members are not part to any employment contract or any other contracts for additional business benefits such as post-employment benefits or other long-term benefits, termination of work that does not conform to those requested by the CLT (Brazilian Labor Law).

9 Income taxes

Current taxes

The Company and its subsidiaries located in Brazil and abroad are taxed in accordance with the tax laws in effect in each country. The Company analyzes the results of each subsidiary to apply the relevant income tax legislation, aiming to comply with treaties signed by Brazil and avoid double taxation.

Current income tax and social contribution are calculated on the taxable income for the period and any adjustments from prior years. The amount of current tax payable or receivable is recorded based on the best estimate, taking into account uncertainties related to the calculation of such taxes.

The effective tax rate is calculated based on the tax laws in effect during each period and in each country where the Company operates. Management periodically evaluates its position on tax matters subject to varying interpretations and recognizes provisions for potential income tax and social contribution payments, when necessary.

In accordance with the technical interpretation CPC/IFRIC23, Management has assessed relevant tax decisions, identifying potential divergences in relation to the tax positions adopted by the Company. Based on this analysis, and considering legal opinions and applicable case law, a provision amounting to R$4,714,311 was recognized, reflecting discrepancies regarding the taxation of profits from foreign affiliates located in countries with international treaties. This provision was recorded by reducing the "recoverable taxes" line item, reflecting the potential realization of these amounts in the future.

The Company periodically reviews its tax positions where there is uncertainty regarding the tax treatment applied and adjusts the provision as necessary, in line with changes in the prevailing regulatory and legal environment.

Deferred taxes

In the consolidated financial statements, deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right to offset current tax assets against liabilities and when they are related to income taxes levied by the same taxation authority on the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

In the Company, tax calculations refer to known tax uncertainties due to judgments used to calculate tax liabilities in the application of complex tax regulations complex tax regulations, which are constantly evolving in the tax jurisdictions where the Company operates. Deferred taxes will only be recognized if it is probable that it is probable that in the future there will be a positive tax base against which temporary differences can be utilized and losses offset, based on projections of taxable income taxable results as well as technical feasibility studies, submitted annually to the Company's and its subsidiaries' management bodies, when applicable.

Changes in tax laws and rates may affect deferred tax assets and liabilities recorded in the future. the Administration does not believe that there is a reasonable probability that there will be a material change in the recognized balances, however, at the close of the fiscal year, the calculation may result in a payment that is significantly different from the current estimate of tax liabilities or a change in the effective tax rate in the financial statements due to the complexity of these tax uncertainties. A legal settlement not favorable to the Company would require a cash outflow and could result in an increase in the effective tax rate on assessment; a favorable legal settlement may result in a reduction in the effective tax rate at assessment.

Deferred taxes are recognized on tax loss carryforwards and temporary asset and liability differences on tax basis versus book basis. Deferred taxes are not recognized when arising from active and/or passive adjustments that do not affect the tax bases, with the exception of adjustments of business combination adjustments. Deferred taxes are determined using tax rates (and laws) that are effective or substantively effective at the end of the current period and are expected to apply when the deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax expense on goodwill amortization is recorded only when there is tax amortization of goodwill in the assessment.

58

(JBS)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Tax losses in Brazil do not expire, but are limited to the use of 30% of taxable income for the year. The utilization of tax losses in other jurisdictions expires between 10 and 20 years.

	Company		Consolidated	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Deferred income taxes assets	—	—	4,032,292	3,751,335
Deferred income taxes liabilities	(2,520,549)	(3,136,770)	(6,782,370)	(6,585,412)
	(2,520,549)	(3,136,770)	(2,750,078)	(2,834,077)

a. Deferred income tax and social contribution

a1. Composition of deferred tax income and social contribution

The current balance of benefits related to the tax effects of accumulated tax losses and negative social contribution bases not recognized by subsidiaries on December 31, 2024 was R$3,29 billions (R$3,81 billions on December 31, 2023). These values come from companies that do not have profitability histories or future profit projections sufficient to support their record.

	Company		
	December 31, 2023	Income statement	December 31, 2024
Tax losses and negative basis of social contribution	28,991	(28,991)	—
Expected credit losses on trade accounts receivable	81,170	33,926	115,096
Provisions for contingencies	190,166	(28,048)	162,118
Present value adjustment - Trade accounts receivable	(1,432)	14,543	13,111
Right of use assets	5,178	5,081	10,259
Goodwill amortization	(3,277,762)	—	(3,277,762)
Hedge operations (2)	(134,159)	419,405	285,246
Accrued liabilities	162,827	84,606	247,433
Realization of other reserves	(254,252)	2,922	(251,330)
Cut-Off Adjustment (Recipe Recognition)	—	69,832	69,832
Other temporary differences	62,503	42,945	105,448
Deferred taxes, net	(3,136,770)	616,221	(2,520,549)

	Company			
	December 31, 2022	Income statement	Other adjustments (1)	December 31, 2023
Tax losses and negative basis of social contribution	—	28,991	—	28,991
Expected credit losses on trade accounts receivable	88,021	(6,851)	—	81,170
Provisions for contingencies	162,583	27,583	—	190,166
Present value adjustment - Trade accounts receivable	5,408	(6,840)	—	(1,432)
Right of use assets	2,732	2,446	—	5,178
Goodwill amortization	(3,277,762)	—	—	(3,277,762)
Hedge operations (2)	61,197	(195,356)	—	(134,159)
Accrued liabilities	184,190	(21,363)	—	162,827
Realization of other reserves	(257,332)	3,080	—	(254,252)
Other temporary differences	35,849	26,563	91	62,503
Deferred taxes, net	(2,995,114)	(141,747)	91	(3,136,770)

59

ASPEN RIDGE Primo GREAT SOUTHERN HUON Friboi Swift Pilgrim's RICHMOND Seara Bare Swift ADAPTABLE

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	Consolidated				
	December 31, 2023	Income statement	Exchange variation	Other adjustments [1]	December 31, 2024
Tax losses and negative basis of social contribution	4,067,527	(138,128)	279,045	(2,171)	**4,206,273**
Expected credit losses on trade accounts receivable	184,384	50,838	26,737	3	**261,962**
Provisions for contingencies	607,063	(50,219)	28,248	–	**585,092**
Present value adjustment - Trade accounts receivable	(340,134)	(181,106)	(134,131)	–	**(655,371)**
Tax credits - Foreign subsidiaries	114,666	(86,769)	26,585	–	**54,482**
Labor accidents accruals	38,377	6,795	10,338	–	**55,510**
Pension plan	57,882	(43,800)	6,645	(856)	**19,871**
Accrued liabilities	1,118,141	132,902	295,895	226	**1,547,164**
Non-deductible interests	1,026,154	377,299	327,740	–	**1,731,193**
Right of use assets	123,053	23,981	13,543	217	**160,794**
Goodwill amortization	(4,124,007)	(244,471)	(135,657)	–	**(4,504,135)**
Business combination	(2,150,748)	(153,483)	(580,868)	–	**(2,885,099)**
Inventory valuation	(720,473)	388,885	(185,510)	–	**(517,098)**
Hedge and hedge accounting operations [2]	(122,796)	408,946	–	(1,548)	**284,602**
Realization of other reserves	(559,848)	14,225	–	–	**(545,623)**
Accelerated depreciation and amortization	(2,489,811)	182,717	(664,727)	–	**(2,971,821)**
Cut-Off Adjustments (Revenue Recognition)	2,982	91,599	–	–	**94,581**
Other temporary differences	333,511	(14,930)	20,837	(11,873)	**327,545**
Deferred taxes, net	**(2,834,077)**	**765,281**	**(665,280)**	**(16,002)**	**(2,750,078)**

	Consolidated				
	December 31, 2022	Income statement	Exchange variation	Other adjustments	December 31, 2023
Tax losses and negative basis of social contribution	3,387,144	799,728	(119,345)	–	**4,067,527**
Expected credit losses on trade accounts receivable	164,732	23,618	(3,966)	–	**184,384**
Provisions for contingencies	716,633	(96,868)	(12,702)	–	**607,063**
Present value adjustment - Trade accounts receivable	(415,749)	74,947	668	–	**(340,134)**
Tax credits - Foreign subsidiaries	68,855	51,706	(6,040)	145	**114,666**
Labor accidents accruals	32,032	8,945	(2,600)	–	**38,377**
Pension plan	54,708	18,602	(4,408)	(11,020)	**57,882**
Accrued liabilities	1,257,677	(68,236)	(71,302)	2	**1,118,141**
Non-deductible interests	399,481	669,248	(42,575)	–	**1,026,154**
Right of use assets	117,832	10,713	(5,492)	–	**123,053**
Goodwill amortization	(4,100,891)	(55,961)	32,845	–	**(4,124,007)**
Business combination	(2,303,239)	(915)	153,406	–	**(2,150,748)**
Inventory valuation	(286,460)	(495,504)	61,491	–	**(720,473)**
Hedge and hedge accounting operations [2]	42,831	(162,715)	–	(2,912)	**(122,796)**
Realization of other reserves	(575,927)	16,079	–	–	**(559,848)**
Accelerated depreciation and amortization	(3,061,951)	370,471	201,669	–	**(2,489,811)**
Other temporary differences	551,489	(156,463)	(88,382)	29,849	**336,493**
Deferred taxes, net	**(3,950,803)**	**1,007,395**	**93,267**	**16,064**	**(2,834,077)**

[1] The hedge and hedge accounting operations are demonstrated in footnote 28 - Risk management and financial instruments.

[2] Changes in the deferred tax balance sheet accounts that do not directly impact profit & loss accounts, are shown in a specific column in the footnotes. These changes refer mainly to deferred taxes on cash flow hedge operations recognized in equity, carried out by the subsidiary Seara Alimentos and impacts related to the acquisitions of the King´s group in Italy and Rivalea in Australia.

a2. Expectation of realization of deferred IR/CS on tax losses and negative basis

Deferred tax assets arising from tax losses and temporary differences will be realized as future taxable profits become available, against which these deferred tax assets can be used. The period for settlement or realization of such differences is imprecise and is linked to several factors that are not under the Company's control.

When estimating the realization of active deferred tax credits, constituted on tax losses and negative social contribution basis, the Company considers its budget and strategic plan, adjusted based on estimates of the main tax additions and exclusions. Based on this estimate, the Company believes that it is likely that these deferred tax credits will be realized.

60

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

b. Reconciliation of income tax and social contribution expense:

	Company		Consolidated	
	2024	2023	2024	2023
Accounting result before taxation	**7,974,506**	(1,399,967)	**14,820,629**	(1,398,083)
Nominal rate	**-34 %**	-34 %	**-34 %**	-34%
Expected tax expense	**(2,711,332)**	475,989	**(5,039,014)**	475,348
Adjustments to reconcile tax expense:				
Share of profit of equity-accounted investees	**2,891,805**	14,861	**6,920**	16,186
Investments grants [3]	**649,652**	997,128	**1,089,224**	2,309,571
International rate differences	–	–	**910,890**	(83,939)
Net income arising from foreign subsidiaries [4]	**619,664**	(1,013,138)	**(1,194,156)**	(1,023,544)
Transfer pricing adjustment	**(1,173)**	(60,277)	**(1,173)**	(61,059)
Unrecognized tax benefits	**19,229**	–	**(174,206)**	(1,862,376)
Interest not taxed	–	–	**(3,745)**	700,336
Donations and social programs [5]	**(3,689)**	(37,757)	**(3,689)**	(37,757)
SELIC interest on tax credits	**126,066**	10,444	**149,001**	32,405
Lei do bem	**7,823**	–	**24,195**	–
Other permanent differences	**43,372**	(48,255)	**119,118**	203,767
Current and deferred income tax (expense) benefit	**1,641,417**	**338,995**	**(4,116,635)**	**668,938**
Current income tax expense	**1,025,196**	480,742	**(4,881,916)**	(338,457)
Deferred income tax income (expense)	**616,221**	(141,747)	**765,281**	1,007,395
	1,641,417	**338,995**	**(4,116,635)**	**668,938**
% IT/PBT	**20.58 %**	**24.21 %**	**(27.78)%**	**47.85%**

Additional information: analysis of the variation in the effective rate:

According to IAS 12/CPC 32, the average effective tax rate is calculated as the ratio between tax expense (income) and accounting profit. However, it is important to note that this rate can be influenced by transactions that affect the tax expense (income) but are not directly related to the net profit for the period. Examples of such transactions include the effects of unrecognized deferred taxes, income tax, and social contribution on the realization of the revaluation reserve. In our view, this information should be considered when analyzing the effective tax rate. In the consolidated view, it should also be taken into account that companies with both profits and losses are aggregated and compared with the tax expenses.

[3] The Company and its subsidiaries receive subsidies granted by state governments in the form of presumed tax credits, in accordance with the regulations of each state. The amounts recognized as revenue from these tax incentives are excluded from the calculation of income taxes when the requirements established by current legislation are met. During 2024, the Company and its subsidiaries recorded the amount of government subsidies totaling R$3.20 billion (R$6.79 billion in 2023), of which R$3.20 billion consisted of presumed tax credits (R$2.82 billion in 2023), excluded from the calculation base for income tax and social contribution.

The exclusion of this tax benefit from the income tax and social contribution calculation base resulted in a tax gain of R$1.08 billion in 2024 related to presumed tax credits (R$960.675 in 2023).

On June 12, 2023, when reviewing Repetitive Theme 1182, the STJ (Superior Court of Justice) ruled that the requirement for IRPJ (Corporate Income Tax) and CSLL (Social Contribution on Net Profit) on amounts related to ICMS (State VAT) tax incentives, other than those granted as presumed credits, is invalid, provided the requirements of Article 30 of Law No. 12,973/14 are observed. Accordingly, the Company recorded the profit reserve as required by legislation. Law No. 14,789/23 amended the tax treatment of investment subsidies and repealed Article 30 of Law No. 12,973/14. The Company is adhering to the effects of this new law for the year 2024, except for presumed ICMS credits, whose taxation was ruled out by the unified decision of the STJ Panels specializing in tax matters during the judgment of ERESP 1.517.492/PR.

[4] In accordance with Law No. 12,973/14, the results of subsidiaries abroad must be taxed at a nominal rate of 34%, and the tax paid abroad by these subsidiaries may be credited in Brazil. The results obtained from subsidiaries abroad are subject to taxation by the countries where they are headquartered, in accordance with the applicable rates and legislation (profits taxed by foreign jurisdictions included in the reconciliation of income tax and social contribution expenses). The Company analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

[5] Refers to donations made by the Company, as described in explanatory note 28 - Expenses by nature.

Global Minimum Tax

The Organization for Economic Cooperation and Development (OECD) is an international organization composed of 38 member countries, working to create international standards and seek solutions to various social, economic, and environmental challenges. These solutions range from improving economic performance and creating jobs to promoting robust education and combating international tax evasion.

In the fight against tax evasion, the Base Erosion and Profit Shifting (BEPS) project was established in 2013 as a collaboration between the G20 (a group of the world's largest economies) and the OECD. The goal of the BEPS project is to implement 15 measures to combat tax avoidance, improve the coherence of international tax rules, and ensure a more transparent global tax environment. The project aims to prevent the misuse of tax rules that result in tax base erosion, primarily by shifting profits to jurisdictions with favorable or no taxation.

Pillar II is part of one of the OECD's most recent initiatives, known as BEPS 2.0. Its objective is to address tax issues arising from changing business models in a globalized environment. Pillar II aims to establish a global minimum tax system for multinational enterprises with annual global revenue exceeding EUR 750 million. This additional taxation seeks to balance global income tax collection from these companies and ensure the payment of a minimum global effective tax rate of 15% per jurisdiction in which the multinational group operates.

Starting from the 2024 calendar year, Pillar II rules have come into effect in various jurisdictions, affecting multinationals operating in these markets. However, transitional rules (Safe Harbour) have been established during the first three years of implementation to simplify the calculation of the effective tax rate by jurisdiction and facilitate the adaptation of multinational groups to the new requirements.

61

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

As the Group operates in several jurisdictions that adopted the global minimum tax in 2024, including Australia, Canada, France, Ireland, Luxembourg, Malta, the Netherlands, and the United Kingdom, the Company assessed the potential impact of these regulations. Based on current assessments, the Company did not identify significant tax exposure arising from this tax.

Additionally, in December 2023, the CVM (Brazilian Securities and Exchange Commission) published Resolution No. 197, introducing amendments to CPC 32 and IAS 12 "Income Taxes." According to this Resolution, due to measurement uncertainties and impacts, the Company decided to apply the exception for recognizing and disclosing information on deferred tax assets and liabilities related to Pillar II income tax until more definitive information becomes available.

Transfer Pricing

Transfer pricing rules in Brazil underwent significant changes with the enactment of Law No. 14,596/2023 and Regulatory Instruction RFB No. 2,132/2023, aiming to align the country with international practices, such as OECD guidelines. This new regulation, which will be mandatory from the 2024 calendar year, modifies the calculation methods and documentation requirements for transactions between related companies, directly impacting how multinational enterprises must determine and report their transfer pricing adjustments.

For the 2024 calendar year, the Company assessed the impacts of this change and measured the necessary adjustments to ensure compliance with the requirements established by this new regulation.

10 Investments in equity-accounted investees, associates and joint venture

The investments in associates and joint ventures are accounted using the equity method. Associates are those companies in which the Company has significant influence, without the power to control the financial and/or operating policy decisions. Joint ventures are those in which control is jointly exercised by the Company and one or more partners.

The financial statements of its subsidiaries are adjusted to follow the accounting policies established by the Company. All transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated.

The non-controlling interest are presented in the consolidated financial statements as an integral part of the equity, as well as the results attributable to them in the income statement.

When the Company acquires more shares or other equity instruments of an entity that it already controls, the gains and losses of this variation of participation are recorded as an increase or decrease in shareholders' equity under the caption "Capital Transaction".

Relevant information for investments in the year ended at December 31, 2024:

	Participation	Total assets	Share capital	Equity	Net revenue	Net income (loss)
i. In subsidiaries:						
JBS Embalagens Metálicas Ltda.	99.95%	83,570	203,269	80,986	–	307
JBS Confinamento Ltda.	100%	627,841	891,121	339,462	802,982	(31,903)
Conceria Priante Srl	100%	219,679	18,022	85,890	208,301	(25,215)
JBS Leather International B.V.	100%	1,276,248	127,943	833,489	1,211,882	7,503
JBS Asset Management Corporation	100%	118,580	133,312	118,579	9,434	(1,568)
JBS Investments Luxembourg S.à.r.l.	100%	212,503,718	468	32,901,953	359,349,768	8,520,436
JBS Toledo N.V.	100%	417,378	22,910	264,217	734,873	18,175
JBS Chile Limitada	100%	130,998	28	30,156	440,406	4,647
JBS Finance Luxembourg S.à.r.l.	100%	5,924	929	349	–	(43)
ii. In joint ventures:						
Meat Snack Partners do Brasil Ltda.	50%	387,625	23,762	239,442	1,250,764	172,817
iii. In affiliates:						
JBS Ontario	100%	219,164	5	107,573	850,556	7,443
Birla Società Agricola Srl	20%	–	16,091	49,724	–	(311)

Changes in the Company's investments:

				Equity		
	December 31, 2023	Addition (disposal)	Exchange rate variation	Changes in the equity of investees [1]	Proportionate share of income (loss)	December 31, 2024
JBS Embalagens Metálicas Ltda.	80,639	–	–	–	307	**80,946**
JBS Confinamento Ltda.	346,365	25,000	–	–	(31,903)	**339,462**
Conceria Priante Srl	93,959	–	17,146	–	(25,215)	**85,890**
JBS Leather International B.V.	550,351	38,535	171,639	65,461	7,503	**833,489**
Meat Snacks Partners do Brasil Ltda. [2]	188,431	(56,883)	10,169	(34,967)	12,971	**119,721**
JBS Asset Management Corporation	94,604	–	25,543	–	(1,568)	**118,579**
JBS Investments Luxembourg S.à.r.l. [*][3]	40,061,058	(16,159,006)	10,296,098	(9,816,633)	8,520,436	**32,901,953**
JBS Toledo N.V.	202,936	–	43,106	–	18,175	**264,217**
JBS Chile Limitada	21,935	–	3,574	–	4,647	**30,156**
JBS Finance Luxembourg S.à.r.l.	310	–	82	–	(43)	**349**
Total	**41,640,588**	**(16,152,354)**	**10,567,357**	**(9,786,139)**	**8,505,310**	**34,774,762**

[*] Holding company that consolidates the operations of the subsidiaries Seara and JBS USA.

[1] Includes reflective transactions of the equity movements of subsidiaries, from the functional currency of the direct subsidiary JBS Investments Luxembourg S.à.r.l. (JBS Investments Lux), the U.S. dollar, to the functional currencies of its investees, such as the Australian dollar, Canadian dollar, British pound, euro, Mexican peso, among others.
[2] Meat Snacks Partners LLC distributed profits to the Company.
[3] The Company transferred cash to its direct subsidiary JBS Investments Lux and reduced capital through the settlement of the credit assignment of the current account of the indirect parent company Seara Holding Ltda..

62

(JBS)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Changes in the Consolidated's investments:

				Equity		
	Corporate participation	December 31, 2023	Profit distribution	Changes in the equity of investees	Proportionate share of income	December 31, 2024
Meat Snacks Partners do Brasil Ltda. [4]	50%	188,431	(56,883)	(24,798)	12,971	**119,721**
JBS Foods Ontario Inc.	100%	77,430	-	22,700	7,443	**107,573**
Birla Societá Agricola [6]	20%	8,160	-	1,846	(62)	**9,944**
Total		**274,021**	**(56,883)**	**(252)**	**20,352**	**237,238**

Changes in the Controller's investments:

				Equity		
	December 31, 2022	Additions	Exchange rate variation	Changes in the equity of investees	Results for the period	December 31, 2023
JBS Embalagens Metálicas Ltda.	80,777	-	-	-	(138)	**80,639**
JBS Confinamento Ltda.	377,409	61,520	-	-	(92,564)	**346,365**
Conceria Priante Srl	120,500	-	(4,550)	-	(21,991)	**93,959**
JBS Leather International B.V.	635,828	19,707	(44,150)	(46,419)	(14,615)	**550,351**
Brazservice Ltda.	43,940	(43,304)	-	-	(636)	-
Meat Snacks Partners do Brasil Ltda.	209,092	(62,500)	1,874	(1,877)	41,842	**188,431**
Enersea Ltda.	350	(356)	-	-	6	-
JBS Asset Management Corporation	111,742	-	(7,977)	-	(9,161)	**94,604**
JBS Investments Luxembourg S.à.r.l.	53,603,571	(13,194,616)	(3,965,443)	3,495,811	121,735	**40,061,058**
JBS B.V.	(27)	264	(1)	(1)	(235)	-
JBS Toledo N.V.	195,970	-	(7,840)	-	14,806	**202,936**
JBS Chile Limitada	19,953	-	(2,744)	-	4,726	**21,935**
JBS Finance Luxembourg S.à.r.l.	404	-	(27)	-	(67)	**310**
Total	**55,399,509**	**(13,219,285)**	**(4,030,858)**	**3,447,514**	**43,708**	**41,640,588**

Changes in the Consolidated's investments:

				Equity		
	Corporate participation	December 31, 2022	Dividends distribution	Changes in the equity of investees	Proportionate share of income	December 31, 2023
Meat Snacks Partners do Brasil Ltda.	50%	209,092	(62,500)	(3)	41,842	**188,431**
JBS Foods Ontario Inc.	100%	75,720	-	(5,606)	7,316	**77,430**
Birla Societá Agricola Srl	20%	10,025	-	(314)	(1,551)	**8,160**
Total		**294,837**	**(62,500)**	**(5,923)**	**47,607**	**274,021**

11 Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditures that are directly attributable to the purchase of the items and the costs attributable to bringing the asset to its working condition for its intended use. When parts of an item of property, plant and equipment have different useful lives, those components are accounted for as separate items of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Company and they can be measured reliably. The carrying amount of the replaced items or parts are recognized. All other repairs and maintenance costs are charged to the statement of income in the period in which they are incurred.

Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Assets are depreciated to their residual values. Land and construction in progress is not depreciated.

The Company assesses the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When future undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value, the Company compares the asset's estimated future cash flows, discounted to present value using a risk-adjusted discount rate, to its current carrying value and records a provision for impairment as appropriate.

The assets' residual values and useful lives are reviewed and adjusted, if needed, at the end of each reporting period and the effect of any change in estimates is accounted for prospectively.

At each reporting date, management assesses whether there is an indication that an asset may be impaired. In that case, the estimated recoverable amount will be measured to determine if the asset is impaired. Assets and liabilities are grouped into CGU's (Cash generating units) for impairment testing purposes. When an asset's or CGU's carrying amount it is higher than its estimated recoverable amount, it is written down immediately to the recoverable amount. The recoverable amount is the higher amount of the estimate of the assets' fair value less cost to sell and value in use. For the year ended December 31, 2024 the Company recognized impairment for the Property, plant and equipment, in the amount of R$163,563 (R$113.726 at December 31, 2023), related to the indirect subsidiary JBS USA.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are recognized within the statement of income.

The Company's construction in progress relates to investments for expansion, modernization and adaptation of plants for the purposes of increasing productivity and obtaining new certifications required by the market. When these assets are completed and placed in service, they are transferred to property, plant and equipment and depreciation commences.

During the year ended at December 31, 2024, the Company entered into several purchase commitments for property, plant and equipment in the amount of R$94,927(R$80.340 at 31 December, 2023), in the Company and R$1.74 billion (R$1,88 billion in 31 December, 2023) in the Consolidated.

63

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

				Net amount	
Company	**Useful life**	**Cost**	**Accumulated depreciation**	**December 31, 2024**	**December 31, 2023**
Buildings	**5 to 40 years**	5,598,339	(1,879,559)	**3,718,780**	3,787,295
Land	-	2,362,195	-	**2,362,195**	2,278,266
Machinery and equipment	**3 to 30 years**	8,089,315	(4,740,102)	**3,349,213**	3,136,140
Facilities	**10 years**	3,518,400	(1,302,655)	**2,215,745**	1,926,755
Computer equipment	**2 to 5 years**	357,157	(280,057)	**77,100**	75,093
Vehicles (land and air)	**5 to 35 years**	1,180,882	(363,471)	**817,411**	707,698
Construction in progress	-	1,119,390	-	**1,119,390**	1,528,857
Others	**2 to 15 years**	218,476	(145,097)	**73,379**	69,514
		22,444,154	**(8,710,941)**	**13,733,213**	**13,509,618**

				Net amount	
Consolidated	**Useful life**	**Cost**	**Accumulated depreciation**	**December 31, 2024**	**December 31, 2023**
Buildings	**5 to 60 years**	37,505,652	(12,844,959)	**24,660,693**	20,842,498
Land	-	6,621,997	-	**6,621,997**	5,856,709
Machinery and equipment	**3 to 30 years**	57,608,658	(32,602,937)	**25,005,721**	20,868,860
Facilities	**10 to 30 years**	6,522,398	(2,297,098)	**4,225,300**	3,698,925
Computer equipment	**2 to 15 years**	3,096,639	(1,937,662)	**1,158,977**	805,067
Vehicles (land and air)	**3 to 35 years**	2,795,213	(1,088,724)	**1,706,489**	1,320,041
Construction in progress	-	7,670,931	-	**7,670,931**	7,923,847
Others	**2 to 25 years**	4,695,013	(2,794,375)	**1,900,638**	1,225,173
		126,516,501	**(53,565,755)**	**72,950,746**	**62,541,120**

Changes in property, plant and equipment:

Company	**December 31, 2023**	**Additions net of transferences**	**Disposals**	**Depreciation expense**	**December 31, 2024**
Buildings	3,787,295	119,830	(4,212)	(184,133)	**3,718,780**
Land	2,278,266	85,099	(1,170)	-	**2,362,195**
Machinery and equipment	3,136,140	561,310	(4,234)	(344,003)	**3,349,213**
Facilities	1,926,755	433,451	(210)	(144,251)	**2,215,745**
Computer equipment	75,093	20,748	(260)	(18,481)	**77,100**
Vehicles (land and air)	707,698	265,594	(50,782)	(105,099)	**817,411**
Construction in progress	1,528,857	(409,286)	(181)	-	**1,119,390**
Other	69,514	20,524	(266)	(16,393)	**73,379**
	13,509,618	**1,097,270**	**(61,315)**	**(812,360)**	**13,733,213**

Company	**December 31, 2022**	**Additions net of transferences**	**Incorporations**	**Disposals**	**Depreciation**	**December 31, 2023**
Buildings	3,580,188	540,100	14,402	(105,304)	(242,091)	**3,787,295**
Land	1,749,340	564,375	276	(35,725)	-	**2,278,266**
Machinery and equipment	3,066,247	416,950	14,181	(51,809)	(309,429)	**3,136,140**
Facilities	1,797,795	239,814	7,852	(6,205)	(112,501)	**1,926,755**
Computer equipment	41,814	50,808	178	(1,087)	(16,620)	**75,093**
Vehicles (land and air)	515,344	321,637	371	(35,861)	(93,793)	**707,698**
Construction in progress	2,214,667	(685,810)	-	-	-	**1,528,857**
Other	62,468	21,065	642	(1,697)	(12,964)	**69,514**
	13,027,863	**1,468,939**	**37,902**	**(237,688)**	**(787,398)**	**13,509,618**

Consolidated	**December 31, 2023**	**Additions net of transferences [1]**	**Business combination adjustments**	**Disposals**	**Depreciation expense**	**Exchange rate variation**	**December 31, 2024**
Buildings	20,842,498	2,116,437	3,831	(73,763)	(1,342,548)	3,114,238	**24,660,693**
Land	5,856,709	243,538	5,185	(24,862)	-	541,427	**6,621,997**
Machinery and equipment	20,868,860	4,190,044	8,103	(143,294)	(3,522,043)	3,604,051	**25,005,721**
Facilities	3,698,925	798,074	47	(2,686)	(283,219)	14,159	**4,225,300**
Computer equipment	805,067	535,762	71	(16,598)	(337,217)	171,892	**1,158,977**
Vehicles (land and air)	1,320,041	557,704	150	(72,564)	(242,657)	143,815	**1,706,489**
Construction in progress	7,923,847	(1,098,935)	4,828	(24,734)	-	865,925	**7,670,931**
Other	1,225,173	622,676	361	(6,678)	(232,108)	291,214	**1,900,638**
	62,541,120	**7,965,300**	**22,576**	**(365,179)**	**(5,959,792)**	**8,746,721**	**72,950,746**

64

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2022	Additions net of transferences	Business combination adjustments	Disposals	Depreciation	Exchange rate variation	December 31, 2023
Buildings	19,722,714	3,418,759	21	(161,506)	(1,315,974)	(821,516)	**20,842,498**
Land	5,512,969	583,120	–	(71,057)	–	(168,323)	**5,856,709**
Machinery and equipment	19,998,538	4,965,205	49,681	(188,389)	(3,049,080)	(907,095)	**20,868,860**
Facilities	3,001,689	936,195	–	(13,743)	(219,632)	(5,584)	**3,698,925**
Computer equipment	606,623	451,037	–	(3,581)	(223,288)	(25,724)	**805,067**
Vehicles (land and air)	1,121,272	500,778	–	(43,652)	(217,255)	(41,102)	**1,320,041**
Construction in progress	11,084,915	(2,854,594)	–	(19,883)	–	(286,591)	**7,923,847**
Other	1,122,072	383,245	(73)	(47,147)	(184,528)	(48,396)	**1,225,173**
	62,170,792	**8,383,745**	**49,629**	**(548,958)**	**(5,209,757)**	**(2,304,331)**	**62,541,120**

[1] Additions for each category includes transfer from construction in progress during the period.

For the year ended December 31, 2024, the amount of capitalized interest added to construction in progress and included in additions in the Company was R$33,364 (R$130,127 at December 31, 2023) and in the Consolidated R$168,817 (R$346,155 at December 31, 2023). The capitalization rate used at December 31, 2024 was 13.83% p.y., in the company and 5.88% p.y. in the consolidated (8,41% p.y., in the company and 4,40%% p.y. in the United States at December 31, 2023)

65

(JBS)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

12 Leases

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost and subsequently, at cost less any accumulated depreciation and impairment and adjusted for certain remeasurement of lease liabilities.

The lease liability is initially measured at the present value of the lease payments that were not paid at the start date, discounted at the interest rate implicit in the lease agreement. When the implicit rate cannot be readily determined, the incremental borrowing rate is used as discount rate.

The Company when measuring and remeasuring its lease liabilities and the right of use, used the discounted cash flow technique without considering projected future inflation in the flows to be discounted. Such technique generates significant distortions in the information provided, given the current reality of long-term interest rates in the Brazilian economic environment.

The nature of the expenses related to these leases is recognized as cost of depreciation of right of use assets. Financial expenses on lease obligations are recognized and demonstrated as interest expense.

The Company uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for the present value's calculation of the lease provision of the identified assets and, consequently, for the monthly accrual of financial interest were 5.83% (6.68% at December 31, 2023) in the Company, and 5.16% (5.85% at December 31, 2023) in the Consolidated, in accordance with the term of each lease agreement and the economic policy of each subsidiary's domicile.

12.1 Right of use asset

				Net amount	
Company	Average lease term	Cost	Accumulated amortization	December 31, 2024	December 31, 2023
Buildings	3 to 20 years	58,831	(8,655)	**50,176**	22,633
Computer equipment	1 to 3 years	82,527	(62,943)	**19,584**	51,240
Machinery and equipment	1 to 4 years	131,442	(48,184)	**83,258**	37,956
Operating plants	1 to 4 years	7,749	(5,012)	**2,737**	11,999
Land	1 to 4 years	1,945	(1,497)	**448**	505
Vehicles (land)	1 year	46,690	(8,598)	**38,092**	11,468
		329,184	**(134,889)**	**194,295**	**135,801**

				Net amount	
Consolidated	Average lease term	Cost	Accumulated amortization	December 31, 2024	December 31, 2023
Growing facilities	1 to 13 years	7,400,274	(3,485,086)	**3,915,188**	3,899,030
Buildings	2 to 30 years	5,719,597	(1,762,836)	**3,956,761**	2,576,093
Computer equipment	1 to 5 years	137,331	(104,073)	**33,258**	75,203
Machinery and equipment	1 to 10 years	1,516,777	(856,697)	**660,080**	436,204
Operating plants	1 to 11 years	113,054	(59,660)	**53,394**	95,348
Land	1 to 30 years	243,172	(144,101)	**99,071**	92,882
Vehicles (land, air and sea)	1 to 20 years	2,603,268	(1,432,703)	**1,170,565**	1,083,095
		17,733,473	**(7,845,156)**	**9,888,317**	**8,257,855**

Changes in the right of use assets:

Company	December 31, 2023	Additions and transfers [1]	Terminated contracts	Amortization	December 31, 2024
Buildings	22,633	49,545	(4,954)	(17,048)	**50,176**
Computer equipment	51,240	–	–	(31,656)	**19,584**
Machinery and equipment	37,956	85,624	(5,908)	(34,414)	**83,258**
Operating plants	11,999	–	(5,135)	(4,127)	**2,737**
Land	505	335	–	(392)	**448**
Vehicles (land)	11,468	35,177	(425)	(8,128)	**38,092**
	135,801	**170,681**	**(16,422)**	**(95,765)**	**194,295**

Company	December 31, 2022	Additions and transfers	Terminated contracts	Amortization	December 31, 2023
Buildings	30,041	12,358	(3,557)	(16,209)	**22,633**
Computer equipment	10,728	53,587	–	(13,075)	**51,240**
Machinery and equipment	12,747	41,686	275	(16,752)	**37,956**
Operating plants	623	16,958	–	(5,582)	**11,999**
Land	253	793	–	(541)	**505**
Vehicles (land)	272	12,896	(54)	(1,646)	**11,468**
	54,664	**138,278**	**(3,336)**	**(53,805)**	**135,801**

66

(JBS)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2023	Additions and transfers (1)(2)	Terminated contracts	Amortization	Exchange rate variation	December 31, 2024
Growing facilities	3,899,030	529,708	(135,203)	(841,692)	463,345	**3,915,188**
Buildings	2,576,093	1,475,335	(88,131)	(507,750)	501,214	**3,956,761**
Computer equipment	75,203	2,729	–	(44,677)	3	**33,258**
Machinery and equipment	436,204	441,771	(27,903)	(255,567)	65,575	**660,080**
Operating plants	95,348	(936)	(21,251)	(21,722)	1,955	**53,394**
Land	92,882	3,807	(89)	(13,990)	16,461	**99,071**
Vehicles (land, air and sea)	1,083,095	254,373	(12,082)	(392,297)	237,476	**1,170,565**
	8,257,855	**2,706,787**	**(284,659)**	**(2,077,695)**	**1,286,029**	**9,888,317**

Consolidated	December 31, 2021	Additions and transfers	Business combinations adjustments	Terminated contracts	Amortization	Exchange rate variation	December 31, 2022
Growing facilities	4,299,324	731,620	(51,501)	(83,196)	(834,205)	(163,012)	**3,899,030**
Buildings	2,227,940	950,069	–	(131,832)	(418,286)	(51,798)	**2,576,093**
Vehicles (land, air and sea)	48,089	53,144	–	–	(26,027)	(3)	**75,203**
Machinery and equipment	547,282	168,949	–	(5,565)	(255,494)	(18,968)	**436,204**
Operating plants	97,601	30,754	–	(686)	(31,534)	(787)	**95,348**
Land	102,478	7,103	–	(117)	(13,000)	(3,582)	**92,882**
Computer equipment	1,052,178	469,394	–	(4,579)	(362,638)	(71,260)	**1,083,095**
	8,374,892	**2,411,033**	**(51,501)**	**(225,975)**	**(1,941,184)**	**(309,410)**	**8,257,855**

(1) The amount of R$47,600 in additions refers to acquisitions of non-material business combinations during the fiscal year by the indirect subsidiary Seara Alimentos Ltda.
(2) The amount of R$(28,509) in additions to the Consolidated refers to the PIS/COFINS provisioned.

12.2 Lease liabilities

	Company		Consolidated	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Lease liability	**254,515**	168,452	**13,221,353**	10,953,118
Present value adjustment	**(30,046)**	(17,422)	**(2,483,726)**	(2,039,185)
	224,469	**151,030**	**10,737,627**	**8,913,933**
Breakdown:				
Current liabilities	**79,643**	62,454	**2,078,637**	1,707,172
Non-current liabilities	**144,826**	88,576	**8,658,990**	7,206,761
	224,469	**151,030**	**10,737,627**	**8,913,933**

Changes in the lease liabilities:

Company	December 31, 2023	Additions	Interest accrual	Payments	Terminated contracts	December 31, 2024
Lease liabilities	151,030	170,681	11,491	(87,627)	(21,106)	**224,469**

Company	December 31, 2022	Additions	Interest accrual	Payments	Terminated contracts	December 31, 2023
Lease liability	62,698	138,324	6,646	(52,232)	(4,406)	**151,030**

Consolidated	December 31, 2023	Acquired in business combinations	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	December 31, 2024
Lease liabilities	8,913,933	–	2,744,084	563,152	(2,550,894)	(308,639)	1,375,991	**10,737,627**

67

(JBS)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2022	Acquired in business combinations	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	December 31, 2023
Lease liability	8,984,008	(51,501)	2,444,826	495,138	(2,384,894)	(238,717)	(334,927)	8,913,933

[1]The amount of R$52,773 in additions refers to acquisitions of non-material business combinations during the fiscal year by the indirect subsidiary Seara Alimentos Ltda.

The amounts recognized as lease expense are shown below:

	Company		Consolidated	
	31.12.24	31.12.23	31.12.24	31.12.23
Variable lease payments	10,004	10,514	3,352,136	2,537,828
Short term lease liability	28,384	24,510	903,225	733,593
Non-material lease liability	6,474	7,172	9,609	21,712
	44,862	42,196	4,264,970	3,293,133

The non-current portion of the lease liabilities schedule is as follows:

	December 31, 2024	
	Company	Consolidated
2026	57,508	1,803,695
2027	49,621	1,454,499
2028	39,296	1,128,696
2029	13,201	971,060
2030	1,340	827,827
Maturities thereafter 2030	3,636	4,499,135
Total Future Minimum Lease Payments	164,602	10,684,912
Present value adjustment	(19,776)	(2,025,922)
	144,826	8,658,990

68

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

13 Intangible assets

Intangible assets are carried at acquisition cost, net of accumulated amortization and impairment, if applicable. Intangible assets are recognized when it is expected that the assets will generate future economic benefits, taking into consideration the intangible assets' economic and technological viability. Intangible assets are primarily comprised of trademarks, customer relationships, water and mineral rights, supplier contracts, software and others.

Intangible assets with finite useful lives are amortized over the period of effective use using the straight-line method or a method that reflects the economic benefits of the asset. Intangible assets that are subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher amount of an asset's fair value less costs to sell and its value in use.

The carrying value of indefinite-lived intangible assets, which refers to trademarks and water rights, are tested at least annually for impairment or more frequently if events or changes in circumstances indicate that the assets may be impaired. If impairment exists, a loss is recognized to write down the indefinite-lived assets to their recoverable amount.

Management understands that certain trademarks have indefinite lives due to verifiable history, the nature of the assets and expected use of the asset by the Company. These acquired trademarks have no legal, regulatory or contractual limits on their use, do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to technological obsolescence or other forms of deterioration in value.

Intangible assets acquired in a business combination are recognized at fair value based on valuation methodologies and techniques that often involve the use of a third-party valuation firm's expertise to calculate estimates of discounted cash flows. Intangible assets are composed as follows:

	Company			Consolidated		
		Net amount			Net amount	
	Useful life	December 31, 2024	December 31, 2023	Useful life	December 31, 2024	December 31, 2023
Trademarks	Indefinite	—	—	Indefinite	6,347,698	5,290,539
Trademarks	Indefinite	132,302	171,628	2 to 20 years	1,817,558	1,651,771
Software	5 years	91,485	30,448	2 to 15 years	189,551	120,746
Water rights	—	—	—	Indefinite	69,985	55,147
Customer relationships	—	—	—	3 to 20 years	2,527,379	2,353,676
Supplier contract	—	—	—	7 to 17 years	127,242	135,931
Other	Indefinite	2,236	2,236	2 to 17 years	86,536	5,049
		226,023	204,312		11,165,949	9,612,859

Changes in intangible assets:

Company	December 31, 2023	Additions	Amortization expenses	December 31, 2024
Amortizing:				
Trademarks	171,628	—	(39,326)	**132,302**
Softwares	30,448	74,960	(13,923)	**91,485**
Others	2,236	—	—	**2,236**
	204,312	74,960	(53,249)	226,023

Company	December 31, 2022	Additions	Disposals	Amortization	December 31, 2023
Amortizing:					
Trademarks	10,487	171,829	—	(10,688)	**171,628**
Software	20,534	15,360	(304)	(5,142)	**30,448**
Others intagibles	—	2,236	—	—	**2,236**
	31,021	189,425	(304)	(15,830)	204,312

Consolidated	December 31, 2023	Additions	Disposals	Amortization expenses	Exchange rate variation	December 31, 2024
Amortizing:						
Trademarks	1,651,771	3,589	—	(155,565)	317,763	**1,817,558**
Softwares	120,746	100,417	(160)	(34,115)	2,663	**189,551**
Customer relationships	2,353,676	—	—	(388,638)	562,341	**2,527,379**
Supplier contract	135,931	—	—	(19,989)	11,300	**127,242**
Others	5,049	85,078	(2,956)	(1,238)	603	**86,536**
Non-amortizing:						
Trademarks	5,290,539	2,897	—	—	1,054,262	**6,347,698**
Water rights	55,147	1,187	—	—	13,651	**69,985**
	9,612,859	193,168	(3,116)	(599,545)	1,962,583	11,165,949

69

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2022	Additions	Disposals	Amortization	Exchange rate variation	December 31, 2023
Amortizing:						
Trademark	1,648,336	175,794	—	(120,624)	(51,735)	**1,651,771**
Software	109,985	37,558	(636)	(25,551)	(610)	**120,746**
Customer relationships	2,868,194	11,566	(11,884)	(370,675)	(143,525)	**2,353,676**
Supplier contract	159,187	—	—	(19,086)	(4,170)	**135,931**
Others	4,345	2,486	(146)	(1,377)	(259)	**5,049**
Non-amortizing:						
Trademarks	5,479,137	1,810	—	—	(190,408)	**5,290,539**
Water rights	59,205	—	—	—	(4,058)	**55,147**
	10,328,389	**229,214**	**(12,666)**	**(537,313)**	**(394,765)**	**9,612,859**

(1) The amount of R$66.766 in additions refers to the acquisition of immaterial business combinations during the year by the indirect subsidiary, Seara Alimentos Ltda.

Impairment test:

Annualy, the Company tests the recoverability of its assets using the concept of value in use through cash flow models and at the year ended at December 31, 2024 and 2023, there were no indications of impairment.

14 Goodwill

In the Company, goodwill is recognized under the caption "Investments in subsidiaries, associate and joint venture" because for the investor it is part of its investment in the subsidiary's acquisition; and as goodwill, in the Consolidated because it refers to expectation of future earnings from the acquired subsidiary, which assets and liabilities are consolidated with the Company's. Therefore, in the Company there is only goodwill from incorporations in the amount of R$9,085,970 and in the Consolidated all goodwill are recognized as intangible. For tax purposes, all the goodwill recorded in the Company was fully amortized in the year ended December 31, 2021.

Goodwill is an indefinite lived asset and is required to be tested for impairment annually or whenever there is evidence of a decline in fair value. Assets and liabilities are grouped into CGU's (Cash generating units) for impairment testing purposes. Any impairment loss is recognized immediately in the statement of income and cannot be reversed.

For impairment testing, assets grouped together into the group of assets which generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (CGUs). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. CGUs are tested for impairment annually or whenever events and circumstances indicate that the recoverable amount of the CGU is less than its carrying amount. The recoverable amount is the higher of fair value less cost to sell or value in-use. The Company first estimates the value in-use of CGUs and if lower than the carrying amount, the Company will estimate the fair value less cost to sell. During the years ended at December 31, 2024 and 2023, our estimates of the CGU groups' value in-use exceeded their carrying amounts and therefore estimates of fair value less cost to sell were not determined. The Company estimates of value in-use contain uncertainties due to judgments used in assumptions, including revenue growth, costs and expenses, capital expenditures, working capital and discount rates. The assumptions are based on Management's estimates as well as comparable data available for market and economic conditions which generate the cash flows.

Upon the sale of a business, the goodwill or corresponding portion of goodwill is included in the calculation of profit or loss on disposal.

	Consolidated		
	Useful life	December 31, 2024	December 31, 2023
Goodwill	**Indefinite**	**33,544,518**	29,556,234

Changes in goodwill:	Consolidated	
	December 31, 2024	December 31, 2023
Balance at the beginning of the period	**29,556,234**	**30,412,362**
Acquired in business combination (1)	16,655	—
Business combination adjustments	—	64,206
Exchange rate variation	3,971,629	(920,334)
Balance at the end of the period	**33,544,518**	**29,556,234**

(1) Refer to non-material acquisitions in business combinations by the indirect subsidiary Seara Alimentos Ltda.

Impairment test of goodwill

At December 31, 2024 and 2023, the Company tested the recoverability of goodwill of each CGU group using the concept of value in use through discounted cash flow models based on the balances at September 30, 2024. The determination of the value in use involves using assumptions about cash flows, such as rates of revenue growth, costs and expenses, capital expenditures, working capital requirements and discount rates.

Management projects cash flows for a maximum period of 5 years for the CGU groups of Brazil Beef and USA Pork, to better reflect the long cycle of each group when it refers to the useful life of the animals used in production. The terminal value was assigned based on an expected growth rate of perpetuity for the CGU groups. The weighted average rate of the cost of capital (WACC), used as the discount rate, was estimated on a post-tax basis based on the historical industry performance for to each CGU group and external sources of information regarding market risks.

The impairment testing were assigned to the CGUs groups which were allocated.

For the purposes of impairment testing CGUs have been aggregated into the following groups representing the lowest level within the Company at which the goodwill is monitored for internal management purposes and that have significant goodwill:

70

Consolidated CGU Groups December 31, 2024 December 31, 2023 Brazil Beef 9,069,926 9,069,926 Seara 3,733,147 3,713,132 USA Pork 4,300,762 3,362,447 Moy Park — 3,764,512 Pilgrim’s Food Masters (PFM) (1) — 1,629,983 Australia Smallgoods 1,755,152 1,503,698 Australia Meat 1,587,675 1,359,994 PPC - Fresh poultry (1) 2,485,564 — PPC - Brands and Snacks (1) 1,625,051 — PPC - Pork/Lamb in natura (1) 1,254,015 — PPC - Food Service (1) 1,072,042 — PPC - Ready meals (1) 360,256 — Others (2) 6,300,928 5,152,542 Total 33,544,518 29,556,234 For the years ended at December 31, 2024 and 2023 there were no indications that goodwill within any CGU group was impaired. (1) On July 1, 2024, the Company successfully completed the reorganization of the Moy Park and Pilgrim’s Food Masters cash-generating units (CGUs), driven by restructuring initiatives within its indirect subsidiary, Pilgrim’s Pride Corporation (“PPC”) in Europe. The purpose of these activities was to integrate core operations and reallocate processing capacities across production facilities, leading to the closure of certain facilities in Europe. As a result of this reorganization, the Company redistributed assets and liabilities to the applicable CGUs and allocated goodwill using the relative net assets approach. The new CGUs are Pork/Lamb Fresh, Poultry Fresh, Food Service, Ready Meals, and Brands & Snacks. At December 31, 2024, the total book value of these CGUs is R$6,796,928. Subsequently, the Company conducted an interim impairment test on the CGUs, both before and after the reorganization. No impairment was recognized as of the year ended December 31, 2024, as a result of these tests. (2) These correspond to 19 Cash Generating Units (CGUs) which, because their individual values are immaterial, have been grouped in the ‘Other’ category. December 31, 2024 Brazil Beef Seara USA Pork Australia Smallgoods Australia Meat PPC - Fresh Pultry PPC - Brands & Snacking PPC - Fresh Pork/ Lamb PPC - Food Service PPC - Meals Discount rate (pre tax) 14.4% 16.1% 9.5% 8.4% 8.4% 14.5% 14.6% 14.7% 14.8% 14.9 % Terminal value growth rate 3.6% 3.6% 2.5% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0 % Estimated growth rate (average for the next 5 years) 6.2% 14.1% 1.5% 8.8% 2.3% 10.6% 6.1% 4.7% 2.8% 3.4 % December 31, 2023 Brazil Beef Seara USA Pork Moy Park Pilgrim’s Food Masters (PFM) Autralia Smallgoods Australia Meat Discount rate (pre tax) 13.5% 15.8% 9.8% 14.0% 13.0% 9.0% 9.1 % Terminal value growth rate 3.5% 3.3% 2.5% 2.0% 2.7% 2.0% 2.0 % Estimated growth rate (average for the next 5 years) 7.2% 13.2% 2.8% 7.4% 6.3% 8.6% 2.3 % Operation Revenue source Specific operating costs Brazil Beef Sales from the beef operation in Brazil. Historical performance and price trends of raw materials, especially cattle and international freight. Seara Sales from pork, poultry, and prepared foods operations. Historical performance and price trends of primary raw materials and international freight. USA Suínos Sales from pork operations. Historical performance and raw material price trends. Austrália Smallgoods Sales from Primo Foods Pty Ltd and related operations. Historical performance and hog price trends. Australia Meat Sales from beef operations. Historical performance and raw material price trends. PPC - Fresh Poultry Sales from fresh chicken operations. Historical performance and raw material price trends. PPC - Brands & Snacking Sales from branded and snack food operations. Historical performance and raw material price trends. PPC - Fresh Pork/Lamb Sales from pork, lamb, and value-added operations. Historical performance and raw material price trends. PPC - Food Service Sales from food service operations. Historical performance and raw material price trends. PPC - Meals Sales from frozen entrees. Historical performance and raw material price trends. Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023 (Expressed in thousands of Brazilian reais) 71

(JBS)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

15 Trade accounts payable

Trade accounts payable correspond to the amounts owed to suppliers in the ordinary course of business. If the payment period is equivalent to one year or less, the amount is classified as current liabilities, otherwise the corresponding amount is classified as non-current liabilities. Accounts payable are recognized initially at their fair value and are subsequently measured at amortized cost using the effective interest method. Accounts payable by major type of supplier is as follow:

	Company		Consolidated	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2022
Domestic:				
Commodities	**3,856,320**	2,613,599	**12,145,523**	8,527,807
Materials and services	**1,140,081**	1,103,675	**19,435,984**	15,120,057
Finished products	**565,631**	251,126	**505,340**	184,266
Adjustment to present value	**(10,741)**	(36,772)	**(59,973)**	(95,094)
	5,551,291	**3,931,628**	**32,026,874**	**23,737,036**
Foreign:				
Commodities	–	–	**126,058**	151,795
Materials and services	**442,265**	536,183	**1,681,090**	1,552,561
Finished products	**1,543**	325	**10,076**	9,582
	443,808	**536,508**	**1,817,224**	**1,713,938**
Total suppliers	**5,995,099**	**4,468,136**	**33,844,098**	**25,450,974**
Supply chain finance (1)				
Domestic	**1,994,034**	1,466,235	**4,451,543**	4,552,484
Foreign	–	–	**60,847**	37,386
	1,994,034	**1,466,235**	**4,512,390**	**4,589,870**
Total	**7,989,133**	**5,934,371**	**38,356,488**	**30,040,844**

Confirmed Risk

The Company and its indirect subsidiaries, Seara Alimentos and JBS USA, engage in confirmed risk operations with top-tier financial institutions alongside domestic suppliers. It should be noted that, apart from a relaxation of terms, there were no operational or commercial changes in the process. Additionally, this transaction does not impact the prices set by the suppliers, which remain unchanged compared to the pre-operation values.

The primary objective of the agreement is to optimize payment processing and enable the advancement of receivables to participating suppliers, compared to the original invoice due date. For the Company, this operation does not result in a significant extension of payment terms compared to those previously agreed upon with non-participating suppliers, but it offers the advantage of early receipt to those involved. Additionally, the Company does not incur additional interest on the amounts owed. Therefore, the amounts involved in the transaction are recorded as accounts payable, maintaining the same nature and function as the Company's other obligations, and are classified as current liabilities as of December 31, 2024 and 2023.

Maturity Date Range:

	Company	Consolidated
Trade Payables under Supplier Financing Agreement (days after the invoice date)	10 - 120	10 - 120
Comparable Trade Payables (days after the invoice date)	1 - 120	1 - 120

Commitment to Purchase for Future Delivery

The Group has commitments to purchase cattle for future delivery signed with certain suppliers, in which the Group guarantees the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. Based on these future delivery contracts, JBJ has already advanced this operation with the banks under the supply chain finance method. As of December 31, 2024, the amount of this transaction was R$365,328 (R$ 358.139 at December 31, 2023), this operation is recognized as supply chain finance.

72

ASPEN RIDGE Primo GREAT SOUTHERN HUON Friboi Swift Pilgrim's RICHMOND Seara Just Bare Swift ADAPTABLE

(JBS)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

16 Loans and financings

Loans and financing are initially recognized at fair value upon receipt of the proceeds, net of transaction costs, and subsequently measured at amortized cost. Below is a schedule showing the Company loans and financing instruments by foreign and local currency. Local currency indicates loans denominated in the functional currency of the borrower. All borrowings denominated in currencies other than the presentation currency (Brazilian Reais) are translated to presentation currency each reporting period. Current amounts include accrued but unpaid interest at period-end. Premiums, discounts and transaction costs are amortized to finance expense using the effective interest method.

Debt Registration with the Securities Exchange Commission (SEC): On October 25, 2024, following the effectiveness declaration by the United States Securities and Exchange Commission (SEC), the Company initiated the acceptance period for the Exchange Offer of the 13 existing series of debt securities ("Old Bonds"), which were not registered with the SEC, for new registered debt securities ("New Bonds"). The offer was filed with the SEC on August 25 and expired on November 25, 2024.

					Company			
					Current		Non-current	
Type	Average annual interest rate	Currency	Index on variable rate loans	Payment terms	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Foreign currency								
ACC [1]	6.15%	USD	–	2024	–	252,514	–	–
Prepayment	7.38%	USD	SOFR	2024-27	–	26,776	–	844,059
FINIMP [2]	6.03%	USD EUR	Euribor	2025	3,803	151,490	–	3,131
Working capital - American Dollar	7.95%	USD	SOFR	2030	2,327	1,751	13,768	12,359
CRA [3]	5.36%	USD	–	2029	4,452	2,139	403,669	186,218
					10,582	434,670	417,437	1,045,767
Local currency								
Export credit facility	14.82%		CDI	2028	1,612	11,066	3,639	1,035,206
CRA [3]	6.90%	BRL	CDI e IPCA	2028 - 44	53,312	721,645	6,084,083	9,746,977
Working capital - Brazilian Reais	17.45%	BRL	TJLP	2023 - 28	–	24,597	–	79,061
CDC [5]	15.54%	BRL	–	2028	48,141	103,101	4,154	43,670
FINAME [4]	6.00%	BRL	–	2025	30	2,314	–	27
					103,095	862,723	6,091,876	10,904,941
					113,677	1,297,393	6,509,313	11,950,708

73
ASPEN RIDGE Primo GREAT SOUTHERN HUON Friboi Swift Pilgrim's RICHMOND Seara Bare Swift ADAPTABLE

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	Consolidated							
					Current		Non-current	
Type	Average annual interest rate	Currency	Indexer	Payment terms	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Foreign currency								
ACC [1]	5.94%	USD	–	2025	6,285,246	252,514	–	–
Prepayment	5.69%	USD	SOFR	2025 - 27	621,064	26,776	–	844,059
FINIMP [2]	6.03%	USD e EUR	Euribor	2025	3,803	151,490	–	3,131
White Stripe credit facility	8.45%	USD e CAD	–	–	–	14,001	–	–
Working capital - American Dollar	7.49%	USD	SOFR	2030	38,628	1,751	13,768	12,359
CRA [3]	5.36%	USD	–	2029	4,452	2,139	403,669	186,218
Scott credit facilities	2.20%	USD	–	2030	–	–	–	8,787
Export credit facility	6.96%	USD	SOFR	2025	633,889	–	–	–
Others	7.03%	Several	Several	–	22,199	–	10,471	–
					7,609,281	448,671	427,908	1,054,554
Local currency								
FINAME [4]	6.00%	BRL	–	2025	30	2,314	–	27
Prepayment	7.09%	GBP, USD	BoE, SOFR	2025	–	265,814	–	290,478
JBS Lux 2.50% Notes 2027 [1]	2.50%	USD	–	2027	70,951	55,878	6,132,352	4,774,587
JBS Lux 5.13% Notes 2028 [1]	5.13%	USD	–	2028	118,180	93,045	5,506,738	4,291,318
JBS Lux 6.50% Notes 2029 [1]	6.50%	USD	–	2029	5,784	5,248	432,483	377,065
JBS Lux 3.00% Notes 2029 [1]	3.00%	USD	–	2029	45,817	36,106	3,646,397	2,838,018
JBS Lux 5.50% Notes 2030 [1]	5.50%	USD	–	2030	193,893	154,486	7,686,458	6,002,878
JBS Lux 3.75% Notes 2031 [1]	3.75%	USD	–	2031	9,220	7,567	3,027,942	2,398,080
JBS Lux 3.00% Notes 2032 [1]	3.00%	USD	–	2032	23,221	18,557	6,084,987	4,746,125
JBS Lux 3.63% Notes 2032 [1]	3.63%	USD	–	2032	99,671	80,990	5,917,027	4,766,124
JBS Lux 5.75% Notes 2033 [1]	5.75%	USD	–	2033	146,268	142,668	10,070,326	9,687,901
JBS Lux 6.75% Notes 2034 [1]	6.75%	USD	–	2034	186,190	149,596	9,200,252	7,630,203
JBS Lux 4.38% Notes 2052 [1]	4.38%	USD	–	2052	100,241	78,957	5,496,848	4,295,380
JBS Lux 6.50% Notes 2052 [1]	6.50%	USD	–	2052	50,195	40,648	9,450,062	7,394,040
JBS Lux 7,25% Notes 2053 [1]	7.25%	USD	–	2053	49,774	90,382	5,469,144	4,275,904
PPC 4.25% Notes 2031	4.25%	USD	–	2031	46,919	43,436	5,227,558	4,765,795
PPC 3.50% Notes 2032	3.50%	USD	–	2032	64,480	50,834	5,525,098	4,314,489
PPC 6.25% Notes 2033	6.25%	USD	–	2033	187,534	212,649	5,981,767	4,763,926
PPC 6.88% Notes 2034	6.88%	USD	–	2034	26,014	36,983	3,009,940	2,345,983
Working capital - Brazilian Reais	10.99%	BRL	TJLP	2028	–	24,597	–	79,061
Working capital - Euros	3.78%	EUR	Euribor	2025 - 28	134,921	83,507	53,776	49,314
Export credit facility	13.48%	BRL	CDI	2025 - 30	5,311	14,103	5,243	1,039,597
CDC [5]	15.29%	BRL	–	2028	57,876	103,101	5,049	43,670
Rural - Credit note - Pre fixed	11.01%	BRL	–	2025	2,114,627	1,176,088	–	–
CRA [3]	6.85%	BRL	CDI e IPCA	2025 - 37	70,688	721,645	7,544,080	9,746,977
Scott credit facilities	7.69%	USD, EUR	–	2025	–	97,247	–	2,561
Beardstown Pace credit facility	3.65%	USD	–	2050	–	32,383	–	313,232
JBS Australia feedlot agreement	2.76%	AUD	–	2028	–	4,807	–	164,861
Commercial notes	5.10%	-	–	2025	1,251,736	–	–	–
Other	6.63%	Several	Several	-	237,327	44,053	869,737	53,317
					5,296,868	3,867,689	106,343,264	91,450,911
					12,906,149	4,316,360	106,771,172	92,505,465

[1] Corresponds to the registration of debts with the Securities and Exchange Commission (SEC) on October 25, 2024.

Average annual interest rate: Refers to the weighted average nominal interest cost on the base date. Loans and financing are fixed at a fixed rate or indexed to rates: CDI, Euribor, SOFR, IPCA, TJLP, among others.

On December 31, 2024, the availability under Brasil revolving credit facilities was US$500 million (equivalent to R$3.1 billion) and US$450 million (equivalent to R$2,18 billion) on December 31, 2023 . In the United States the revolving credit facilities on December 31, 2024, was US$2.9 billion (equivalent to R$18 billion) and US$2,9 billion (R$$14 billion at December 31, 2023).

The non-current portion of the principal payment schedule of loans and financing is as follows:

74

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	Company		Consolidated	
Maturity	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
2025	—	434,060	—	828,968
2026	**7,979**	29,187	**234,395**	91,974
2027	**70,327**	991,389	**6,244,315**	5,778,285
2028	**350,011**	870,390	**6,086,657**	5,338,878
2029	**143,794**	162,746	**4,370,235**	166,623
2030	**716,371**	—	**8,457,625**	—
Maturities thereafter 2030	**5,220,831**	9,462,936	**81,377,945**	80,300,737
	6,509,313	**11,950,708**	**106,771,172**	**92,505,465**

16.1 Guarantees and contractual restrictions ("covenants")

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
JBS USA Revolving Credit Facility	**Issuer:** -JBS USA Holding Lux S.à.r.l.; -JBS USA Food Company; -JBS Australia Pty. Ltd.; -JBS Food Canada ULC **Guarantors:** -JBS S.A.; -JBS Global Luxembourg S.à.r.l.; -JBS Global Meat Holdings Pty. Limited.	Usual and customary for investment grade facilities of this type and subject to customary exceptions, but limited to: (i) incurrence of "priority debt", such as mortgage, guarantee, taxes to pay (ii) liens; (iii) fundamental changes, (iv) sale lease-backs, (v) sales of all or substantially all of the assets of the Borrowers and their subsidiaries, (vi) changes in line of business and (vii) changes in fiscal year. The credit agreement also require compliance with a maximum total debt to capitalization of 55.0% (the "Financial Maintenance Covenant"). The Borrowers may give collateral cure notice to the administrative agent, electing to provide full unconditional guarantee perfected by first priority security interest in substantially all US assets. From and after the collateral cure date the financial maintenance covenant shall no longer be in effect, availability under the Revolving Credit Facility shall be limited to collateral coverage and there shall be limitations on 1) liens, 2) indebtedness, 3) sales and other dispositions of assets, 4) dividends, distributions and other payments in respect of equity interest, 5) investments, acquisitions, loans and advances, and 6) voluntary prepayments, redemptions or repurchases of unsecured subordinated material indebtedness. In each case, clauses 1 to 6 are subject to certain exceptions which can be material.	The facility contains customary events of default. (1)
Notes 2.50% JBS Lux 2027 **Notes 5,13% JBS Lux 2028** **Notes 6,50% JBS Lux 2029** **Notes 3,00% JBS Lux 2029** **Notes 5,50% JBS Lux 2030** **Notes 3.75% JBS Lux 2031** **Notes 3,00% JBS Lux 2032** **Notes 3.63% JBS Lux 2032** **Notes 5,75% JBS Lux 2033** **Notes 6,75% JBS Lux 2034** **Notes 4,38% JBS Lux 2052** **Notes 6,50% JBS Lux 2052** **Notes 7,25% JBS Lux 2053**	**Issuer:** JBS USA Holding Lux S.á.r.l. JBS USA Food Company (JBS USA); JBS USA Foods Group Holdings, Inc (USA) **Guarantor:** JBS S.A. (JBS S.A.); JBS Global Luxembourg S.à r.l (JBS Global Lux); JBS Global Meat Holdings Pty. Limited (JBS Global Meat).	These notes contain restrictive covenants applicable to the Company and its Significant subsidiaries including limitation on liens, limitation on sale and leaseback transactions, limitation on merger, consolidation and sale of assets. These limitations are subject to certain exceptions, which can be material.	'The covenants contains customary events of default.(1)

75

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Notes 4,25% PPC 2031 **Notes 3,50% PPC 2032** **Notes 6,25% PPC 2033** **Notes 6,88% PPC 2034**	**Issuer:** -Pilgrim's Pride Corporation. **Guarantor:** -Pilgrim's Pride Corporation of West Virginia, Inc.;	These notes are subject to restrictive covenants applicable to PPC and its significant subsidiaries, including limitation on encumbrances, limitation on sale and leaseback transactions, limitation on merger consolidation and sale of assets. These limitations are subject to certain exceptions, which may be material.	'The covenants contains customary events of default.[1]
PPC Revolving Credit Facility	**Borrowers:** -Pilgrim's Pride Corporation; -To-Ricos Ltd. -To-Ricos Distribution, LTD.	On October 4, 2023, PPC and certain of its subsidiaries entered into an unsecured Revolving Credit Agreement with CoBank, ACB as administrative agent and other involved lenders that replaced the 2021 U.S. Credit Facility. The credit agreement increased its availability under the revolving loan commitment from US$800.0 million to US$850.0 million, in addition to changes to clauses and the extension of the maturity date from August 2026 to October 2028. The RCF also requires compliance with a minimum interest coverage ratio of 3.50:1.00 (the "Financial Maintenance Covenant"). The Borrowers may give collateral cure notice to the administrative agent, electing to provide full unconditional guarantee perfected by first priority security interest in substantially all U.S. assets. From and after the collateral cure date the financial maintenance covenant shall no longer be in effect, availability under the RCF shall be limited to collateral coverage, may be subject to a minimum fixed charge coverage ratio if utilization is above 80% and there shall be limitation on 1) liens, 2) indebtedness, 3) sales and other dispositions of assets, 4) dividends, distributions, and other payments in respect of equity interest, 5) investments, acquisitions, loans and advances, and 6) voluntary prepayments, redemptions or repurchases of unsecured subordinated material indebtedness. In each case, clauses 1 to 6 are subject to certain exceptions which can be material.	Customary Events of Default[1]
Line of Credit Moy Park Holdings (Europe) Limited - Revolving Credit Facility	**Borrowers:** - Moy Park Limited -Pilgrim's Pride Limited -Pilgrim's Food Masters UK Limited - Pilgrim's Food Masters Ireland Limited - Pilgrim's Shared Services Limited **Guarantors:**- Moy Park Limited - Moy Park Holdings (Europe) Limited - Consumer Foods Van Sales Limited - Onix Investments UK Limited - Rollover Limited - Oakhouse Limited - Attleborough Foods Limited - Noon Products Limited - Spurway Foods Limited - Pilgrim's Pride Limited	The RCF requires compliance with a minimum interest coverage ratio of 3.00:1.00, and the leverage ratio must not exceed 3.00:1.00. Customary agreements that may limit the ability of Moy Park Holdings (Europe) Limited, as well as the ability of Borrowers or Guarantors, include, among other things: -Selling or disposing of certain assets; -Changing the general nature of the company's primary business activity; -Incuring certain additional debts; -Declaring specific dividends, share premiums, or share buybacks.	Customary Events of Default[1]
Primo ANZ credit facility	**Borrowers:** - Primo Foods Pty Ltd. **Guarantors:** - Industry Park Pty Ltd; -Primo Foods Pty Ltd; -Australian Consolidated Food Holdings Pty Limited; -Australian Consolidated Food Investments Pty Limited; -Primo Group Holdings Pty Limited; -Primo Meats Pty Ltd; -Hans Continental Smallgoods Pty Ltd; -P& H Investments 1 Pty Ltd; -Hunter Valley Quality Meats Pty Limited; -Seven Point Pork Pty Ltd; -P&H Investments 2 Pty Ltd; -Primo Retail Pty Ltd; -Primo Meats Admin Pty Ltd; -Premier Beehive Holdco Pty Ltd; -Premier Beehive NZ.	Customary covenants that may limit Primo's ability and the ability of certain subsidiaries to, among other things: - sell or dispose of certain assets; - change the general nature of the core business of the company; - incur certain additional indebtedness; - create encumbrances; - declare certain dividends, share premiums, or repurchases of equity.	Customary Events of Default[1]

76

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Huon credit facility	**Borrowers:** Huon Aquaculture Group Limited **Guarantors:** -Industry Park Pty Ltd; -Huon Aquaculture Group Limited; -Huon Aquaculture Company Pty Ltd; -Springs Smoked Seafoods Pty Ltd ; -Springfield Hatcheries Pty Ltd; -Huon Ocean Trout Pty Ltd; -Meadow Bank Hatchery Pty Ltd; -Morrison's Seafood Pty Ltd; -Southern Ocean Trout Pty Ltd; -Huon Shellfish Co Pty Ltd; -Spring Smoked Salmon Pty Ltd; -Huon Salmon Pty Ltd; -Huon Smoked Salmon Pty Ltd; -Huon Smoked Seafoods Pty Ltd; -Huon Seafoods Pty Ltd; -Huon Tasmanian Salmon Pty Ltd.	Customary covenants that may limit Huon's ability and the ability of certain subsidiaries to, among other things: - sell or dispose of certain assets; - change the general nature of the core business of the company; - incur certain additional indebtedness; - create encumbrances; - declare certain dividends, share premiums, or repurchases of equity.	The facility also contains customary events of default. (1)
Credit facility JBS Australia & Rivalea	**Borrowers:** -JBS Australia Pty Limited; -Rivalea (Australia) Pty Ltd. **Guarantors:** -JBS Australia Pty Limited; -Diamond Valley Pork Pty Ltd; -Oxdale Dairy Enterprise Pty Ltd; -Rivalea (Australia) Pty Ltd -Industry Park Pty Ltd.	Customary covenants that may limit JBS Australia´s and Rivalea's ability and the ability of certain subsidiaries to, among other things: - sell or dispose of certain assets; - change the general nature of the core business of the company; - incur certain additional indebtedness; - create encumbrances; - declare certain dividends, share premiums, or repurchases of equity.	The facility also contains customary events of default. (1)
Credit facility	**Borrowers:** -Andrews Meat Industries Pty Ltd.	Customary covenants that may limit JBS AMI ability and the ability of certain subsidiaries to, among other things: - sell or dispose of certain assets; - change the general nature of the core business of the company; - incur certain additional indebtedness; - create encumbrances; - declare certain dividends, share premiums, or repurchases of equity.	The facility also contains customary events of default. (1)
Credit facility	**Borrowers:** -White Stripe Foods Pty Ltd.	Customary covenants that may limit JBS WSF ability and the ability of certain subsidiaries to, among other things: - sell or dispose of certain assets; - change the general nature of the core business of the company;	The facility also contains customary events of default. (1)
Credit facility Mexico	**Borrowers:** -Pilgrim's Pride, S. de R.L. de C.V. **Guarantors:** -Avicola Pilgrim's Pride de Mexico, SA de CV.	Customary covenants that may limit the Company´s ability to realize new investments and be a guarantor for third party loans, change the general nature of the core business of the company or line of business and initiate the liquidation process. These limitations are subject to certain exceptions, which may be material.	The facility also contains customary events of default. (1)
Commercial Paper	**Borrowers:** -JBS USA Holding Lux S.à.r.l. -JBS USA Food Company (JBS USA); -JBS USA Foods Group Holdings, Inc. (USA) **Guarantors:** - JBS S.A. (JBS S.A.); -JBS Global Luxembourg S.à r.l (JBS Global Lux); -JBS Global Meat Holdings Pty. Limited (JBS Global Meat).	On December 10, 2024, the subsidiary JBS USA Food Company began issuing commercial notes, allowing it to raise funds for up to 397 days at competitive interest rates, which vary according to the term of the notes. On December 29, 2024, outstanding loans totaled US$ 202.1 million, net of the discount related to the issue. The weighted average interest rate on outstanding commercial notes was 5.10%, with maturities of less than 30 days.	The facility contains customary events of default. (1)
8° issuance of debentures CRA **9° issuance of debentures CRA** **10° issuance of debentures CRA** **11° issuance of CRA**	**Borrowers:** JBS S.A	Standard contractual restrictions that may limit the Group's ability, among other things, to: -create encumbrances; -sell or transfer to third parties all or substantially all assets; -carry out spin-offs, mergers or incorporations of the Group and/or its Subsidiaries by third parties; -pay dividends if the issuer is in default with respect to any of its pecuniary obligations under the indenture	The facility contains customary events of default. (1)

77

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

1st Issuance of Agribusiness Receivables Certificate (CRA) tied to Rural Product Note.	**Borrowers:** Seara Alimentos Ltda. **Guarantors:** JBS S.A	Customary contractual restrictions that may limit the Company's ability, among other things, to: – create encumbrances; – sell or transfer to third parties all or substantially all assets; – carry out spin-offs, mergers, or acquisitions of the Company and/or its subsidiaries by third parties; – pay dividends if the issuer is in default of any of its financial obligations under the terms of the issuance deed.	Customary Events of Default [1].

[1] Customary events of default includes failure to perform or observe terms, covenants or other agreements in the facility, defaults on other indebtedness if the effect is to permit acceleration, failure to make a payment on other indebtedness unless waived or extended within the applicable grace period, entry of unsatisfied judgments or orders against the issuer or its subsidiaries and certain events related to bankruptcy and insolvency matters.

The Company was in compliance with all of its debt covenant restrictions at December 31, 2024 and until the date that these financial statements were approved.

16.2 Financing activities

Company	Note	Balance at January 1, 2024	Cash flows	(Financial) Revenue	Non-cash transactions [1]	Balance at December 31, 2024
Loans and financing	16	**(13,248,101)**	7,773,497	(1,131,035)	(17,351)	**(6,622,990)**
Lease liability	12.2	**(151,030)**	87,627	(11,491)	(149,575)	**(224,469)**
Derivative liabilities		**396,931**	825,178	(2,142,620)	–	**(920,511)**
Margin cash	3	**64,754**	112,882	–	–	**177,636**
Profit reserves		**(15,410,466)**	–	–	(2,961,603)	**(18,372,069)**
Total		**(28,347,912)**	**8,799,184**	**(3,285,146)**	**(3,128,529)**	**(25,962,403)**

Consolidated	Note	Balance at January 1, 2024	Cash flows	(Financial) Revenue	Non-cash transactions [1]	Balance at December 31, 2024
Loans and financing	16	**(96,821,825)**	6519301	(29,259,406)	(115,391)	**(119,677,321)**
Lease liability	12.2	**(8,913,933)**	2550894	(1,939,143)	(2,435,445)	**(10,737,627)**
Derivative liabilities		**123,380**	1255807	(2,707,399)	203,702	**(1,124,510)**
Margin cash	3	**641,283**	-113712	318,010	–	**845,581**
Profit reserves		**(15,410,466)**	4436392	2,217,956	(9,615,951)	**(18,372,069)**
Non-controlling interest		**(3,647,167)**	56465	–	(1,998,857)	**(5,589,559)**
Total		**(124,028,728)**	**14,705,147**	**(31,369,982)**	**(13,961,942)**	**(154,655,505)**

Company	Note	Balance at January 1, 2023	Cash flows	(Financial) Revenue	Non-cash transactions	Balance at December 31, 2023
Loans and financing	16	**(15,699,582)**	3,752,651	(1,171,044)	(130,126)	**(13,248,101)**
Lease liability	12.2	**(62,698)**	52,232	(6,646)	(133,918)	**(151,030)**
Derivative liabilities		**(180,093)**	62,308	514,715	1	**396,931**
Margin cash	3	**80,434**	(15,680)	–	–	**64,754**
Profit reserves		**(18,689,553)**	2,218,118	–	1,060,969	**(15,410,466)**
Total		**(34,551,492)**	**6,069,629**	**(662,975)**	**796,926**	**(28,347,912)**

Consolidated	Note	Balance at January 1, 2023	Cash flows	(Financial) Revenue	Non-cash transactions [1]	Balance at January 1, 2023
Loans and financing	16	**(92,354,061)**	(4,407,128)	284,374	(345,010)	**(96,821,825)**
Lease liability	12.2	**(8,984,008)**	2,384,894	(160,211)	(2,154,608)	**(8,913,933)**
Derivative liabilities		**6,608**	58,050	367,060	(308,338)	**123,380**
Margin cash	3	**679,391**	130,759	(168,867)	–	**641,283**
Profit reserves		**(18,689,553)**	2,218,118	–	1,060,969	**(15,410,466)**
Non-controlling interest		**(3,464,765)**	33,015	–	(215,417)	**(3,647,167)**
Total		**(122,806,388)**	**417,708**	**322,356**	**(1,962,404)**	**(124,028,728)**

[1] The amounts presented as non-cash transactions refer to lease liabilities, appropriation of net income, and provisions.

78

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

17 Other taxes payable

Income and other taxes payable are comprised of the following:

	Company		Consolidated	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Taxes payable in installments	**239,996**	288,891	**275,097**	329,110
PIS / COFINS tax payable	**—**	74,531	**95,224**	158,964
ICMS / VAT / GST tax payable	**62,856**	52,630	**234,490**	171,067
Withholding income taxes [(1)]	**49,226**	48,137	**2,147,398**	50,966
Others	**12,772**	6,141	**470,198**	443,915
Subtotal	**364,850**	**470,330**	**3,222,407**	**1,154,022**
Income taxes	**—**	—	**1,442,971**	403,022
Total	**364,850**	**470,330**	**4,665,378**	**1,557,044**
Breakdown:				
Current liabilities	**187,836**	238,006	**2,147,248**	1,100,179
Non-current liabilities	**177,014**	232,324	**2,518,130**	456,865
	364,850	**470,330**	**4,665,378**	**1,557,044**

[(1)] In light of a corporate restructuring of the indirect subsidiary JBS USA, the Company analyzed and concluded the existence of a tax uncertainty regarding Withholding Income Tax (IRRF) in the Luxembourg jurisdiction. The Company evaluated the tax uncertainty in accordance with IFRIC 23, which provides guidance on the accounting and measurement of uncertain tax liabilities, and recognized a tax provision in the consolidated financial statements for the year ended December 31, 2024, in the amount of US$338,320 (equivalent to R$2,094,979).

18 Payroll and social charges

Payroll and social charges are comprised of the following:

	Company		Consolidated	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Taxes payable in installments	**2,204,454**	2,344,071	**2,207,832**	2,369,913
Bonus and vacation along with related social charges	**393,421**	335,059	**4,982,019**	3,563,866
Salaries and related social charges	**676,675**	478,270	**3,480,009**	2,437,111
Others	**24,070**	16,403	**404,877**	283,826
	3,298,620	**3,173,803**	**11,074,737**	**8,654,716**
Breakdown:				
Current liabilities	**1,484,449**	1,208,139	**8,890,600**	6,280,042
Non-current liabilities	**1,814,171**	1,965,664	**2,184,137**	2,374,674
	3,298,620	**3,173,803**	**11,074,737**	**8,654,716**

Taxes payable in installments: In December 2022, the Brazilian Supreme Court (STF), in a favorable decision regarding the Direct Action of Unconstitutionality (ADI No. 4,395), declared unconstitutional the subrogation of the collection of social security contributions related to the Rural Worker Assistance Fund (FUNRURAL) to slaughterhouses, consumer companies, consignors, or cooperatives purchasing production. As of December 31, 2024, the Company and its subsidiaries have recorded a provision under the "Social Charges Installments" line item amounting to R$1.49 billion (R$1.69 billion as of December 31, 2023) at the Parent Company level and R$1.49 billion (R$1.71 billion as of December 31, 2023) at the Consolidated level, related to FUNRURAL installments. As of December 31, 2024, the Company and its subsidiaries settled installments in cash and offset them against recoverable tax balances totaling R$1.49 billion (R$1.17 billion as of December 31, 2023) at the Parent Company level and R$1.56 billion (R$1.22 billion as of December 31, 2023) at the Consolidated level. The Company is still awaiting the approval of the judgment minutes that will proclaim the result, as well as potential modulation of effects by the STF, which will determine the period for which the decision will take effect.

19 Dividends payable

The Company's bylaws requires the payment of dividends equal to at least 25% of the annual net income attributable to company shareholders. The Company recognizes a liability at year-end for the minimum unpaid yearly dividend amount. Dividends payable are recognized as a liability at December 31 of each year.

	Company		Consolidated	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Declared dividends on 2020 - Residual	**—**	29	**—**	29
Declared dividends on 2021 - Residual	**61**	61	**61**	61
Declared dividends on 2022 - Residual	**42**	42	**42**	42
Declared dividends on 2023 - Residual	**26**	28	**1,804**	1,806
Declared dividends on 2024 - Residual	**55**	—	**664**	—
Interim dividends	**2,218,116**	—	**2,218,116**	—
Subtotal	**2,218,300**	**160**	**2,220,687**	**1,938**

The amount of residual dividends from previous fiscal years corresponds to unpaid amounts due to the lack of updated banking details with banks and brokers. This issue, arising from some minority shareholders, prevents the completion of the payment. The Company notifies these shareholders to update their information so that the balance can be settled. The balance of prescribed dividends is absorbed under the "Profit Reserves" account, as they are not distributed within the three-year period. The liability will be maintained as a short-term obligation during the legal period, as the payment is automatically processed once the records are updated.

On August 13, 2024, the Company approved the distribution of proposed interim dividends from profit reserves, totaling R$4.44 billion, equivalent to R$2.00 per common share. These interim dividends were paid to shareholders on October 7, 2024.

On November 13, 2024, the Company approved the distribution of proposed interim dividends related to profit reserves, in the total amount of R$2.22 billion,

79

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

corresponding to R$1.00 per ordinary share. The interim dividends were paid to shareholders on January 15, 2025.

The distributed dividends per share were:

	2024	2023
Dividends to be distributed	**6,654,348**	2,218,116
Number of outstanding shares of share capital– ordinary shares	**2,218,116,370**	2,218,116,370
Dividends per share - **R$**	**3.00**	1.00

The company distributed dividends based on the balance of profit reserves in the total amount of R$6.65 billion. The interim dividends were charged to the minimum mandatory dividends for the year ending December 31, 2024.

20 Provisions for legal proceedings

The preparation of financial statements requires Management to use estimates and assumptions regarding contingencies, which affect the value of assets, liabilities, revenues, and expenses in the current reporting period. In particular, given the uncertainties of a fiscal nature in Brazilian tax legislation, the determination of tax liabilities requires Management to exercise judgment, and the outcome upon realization may differ from the estimates.

The Company and its subsidiaries are subject to proceedings of labor, civil, tax, social security, and other natures. Management must estimate the probability of any adverse outcomes from these proceedings as well as the probable losses associated with these matters.

Provisions are recognized as liabilities, in administrative expenses, and charges in financial results, when losses are considered probable; that is, when an outflow of resources is likely to be required, and the amount can be reliably measured.

When the existence of a present obligation is not deemed probable, the Company discloses contingent liabilities, except in cases where the possibility of an outflow of resources is remote, in which case no provision or disclosure is required.

The Company is involved in judicial and administrative proceedings, predominantly in Brazil. The analysis of the probability of losses in these cases takes into account the available evidence, legal norms, jurisprudence, the most recent and relevant judicial decisions, as well as the opinions of in-house legal counsel. Provisions are adjusted for inflation and recorded in net financial results (income/expenses). The average estimated time for the conclusion of proceedings is approximately 2.5 years for labor cases, 4 years for civil cases, and between 5 and 10 years for tax and social security cases.

Breakdown:	Company		Consolidated	
	31.12.24	31.12.23	31.12.24	31.12.23
Current liabilities	–	–	**1,738,822**	955,866
Non-current liabilities	476,817	559,310	**1,341,615**	1,529,624
	476,817	**559,310**	**3,080,437**	**2,485,490**

Provisions are recognized for proceedings with a probable risk of loss, as outlined below:

	Company				Consolidated			
	31.12.24				31.12.23			
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total
Brazil	257,414	140,051	79,352	**476,817**	252,703	128,135	178,472	**559,310**
Total	**257,414**	**140,051**	**79,352**	**476,817**	**252,703**	**128,135**	**178,472**	**559,310**

	Consolidated				Consolidated			
	31.12.24				31.12.23			
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total
Brazil	539,192	370,274	424,269	**1,333,735**	522,569	355,844	643,924	**1,522,337**
USA	–	1,738,816	–	**1,738,816**	–	955,861	–	**955,861**
Others jurisdictions	325	277	7,284	**7,886**	312	232	6,748	**7,292**
Total	**539,517**	**2,109,367**	**431,553**	**3,080,437**	**522,881**	**1,311,937**	**650,672**	**2,485,490**

20.1 Labor - Movement of provisions:

	Company				
Jurisdiction	31.12.23	Additions, reversals and changes in estimates	Payments	Indexation	31.12.24
Brazil	252,703	137,613	(146,930)	14,028	257,414
Total	**252,703**	**137,613**	**(146,930)**	**14,028**	**257,414**

80

ASPEN RIDGE Primo GREAT SOUTHERN HUON Friboi Swift Pilgrim's RICHMOND Seara Just Bare Swift ADAPTABLE

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	Consolidated				
Jurisdiction	31.12.22	Additions, reversals and changes in estimates	Payments	Indexation	31.12.23
Brazil	252,392	137,754	(159,407)	21,964	252,703
Total	**252,392**	**137,754**	**(159,407)**	**21,964**	**252,703**

	Consolidated					
Jurisdiction	31.12.23	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	31.12.24
Brazil	522,569	355,660	(376,469)	37,432	—	539,192
Other jurisdictions	312	27	(23)	—	9	325
Total	**522,881**	**355,687**	**(376,492)**	**37,432**	**9**	**539,517**

	Consolidated					
Jurisdiction	31.12.22	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	31.12.23
Brazil	517,526	302,532	(345,864)	48,375	—	522,569
Other jurisdictions	432	84	(43)	1	(162)	312
Total	**517,958**	**302,616**	**(345,907)**	**48,376**	**(162)**	**522,881**

- **Brazil**

As of December 31, 2024, the total provision recorded in the consolidated financial statements amounted to R$539,192 (R$522,569 as of December 31, 2023). The potential loss associated with these proceedings, assessed with the support of legal advisors, is considered probable. The individual proceedings involve low amounts and are filed by former employees, with the main claims related to overtime payments, compensation for health risks, commuting time, workplace accidents, and occupational illnesses.

20.2 Civil - Movement of provisions:

	Company				
Jurisdiction	31.12.23	Additions, reversals and changes in estimates	Payments	Indexation	31.12.24
Brazil	128,135	52,289	(57,378)	17,005	140,051
Total	**128,135**	**52,289**	**(57,378)**	**17,005**	**140,051**

	Consolidated				
Jurisdiction	31.12.22	Additions, reversals and changes in estimates	Payments	Indexation	31.12.23
Brazil	77,765	92,591	(72,201)	29,980	128,135
Total	**77,765**	**92,591**	**(72,201)**	**29,980**	**128,135**

	Consolidated					
Jurisdiction	31.12.23	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	31.12.24
Brazil	355,844	83,332	(103,527)	34,625	—	370,274
USA	955,861	1,464,527	(1,005,129)	8	323,549	1,738,816
Others jurisdictions	232	29	(21)	(6)	43	277
Total	**1,311,937**	**1,547,888**	**(1,108,677)**	**34,627**	**323,592**	**2,109,367**

81

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	Consolidated					
Jurisdiction	31.12.22	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	31.12.23
Brazil	253,262	147,120	(119,374)	74,836	—	355,844
USA	909,127	564,719	(442,854)	—	(75,131)	955,861
Others jurisdictions	116	114	—	—	2	232
Total	**1,162,505**	**711,953**	**(562,228)**	**74,836**	**(75,129)**	**1,311,937**

- **Brazil**

As of December 31, 2024, the total provision recorded in the consolidated financial statements amounted to R$370,274 (R$355,844 as of December 31, 2023). The potential loss associated with these proceedings, based on the assessment conducted by legal advisors, is considered probable. Most of the claims consist of individual low-value lawsuits, primarily related to compensation for collective moral damages, moral damages arising from improper protests, damage reparations with integrated parties, claims involving industrial or commercial trademarks, and consumer contracts related to product quality.

- **United States**

As of December 31, 2024, the total amount of the provision classified as probable is R$ 1,74 Billions (R$ 955.861 as of December 31, 2023). The main lawsuits are described below:

a. Broiler antitrust Litigation

Between September 2, 2016 and October 13, 2016, a series of federal class action lawsuits were filed with the U.S.District Court for the Northern District of Illinois (the "Illinois Court") against PPC and other defendants by and on behalf of direct and indirect purchasers of broiler chickens alleging violations of antitrust and unfair competition laws and styled as In re Broiler Chicken Antitrust Litigation, Case No. 1:16-cv-08637 (the "Broiler Antitrust Litigation"). The complaints seek, among other relief, treble damages for an alleged conspiracy among defendants to reduce output and increase prices of broiler chickens from the period of January 2008 to the present. PPC has entered into agreements to settle all claims made by the three certified classes for an aggregate total of $195.5 million, each of which has received final approval from the Illinois Court and paid in 2021. PPC continues to defend itself against the direct-action plaintiffs as well as parties that have opted out of the class settlements (collectively, the "Broiler Opt Outs"). PPC will seek reasonable settlements where they are available. To date, the Group has recognized an expense of $582.5 million, including a $45.0 million incremental increase in the thirteen weeks ended December 29, 2024, to cover settlements with various Broiler Opt Outs and paid an aggregate total of $512.2 million to Broiler Opt Outs and as of December 31, 2024 has a provision of $70.3 million (US$ 38,9 million as of December 31, 2023) for these settlements. These settlement expenses were recognized within general and administrative expense in the consolidated statement of profit or loss.

On January 27, 2017, a purported class action on behalf of broiler chicken farmers was brought against PPC and other chicken producers in the U.S. District Court for the Eastern District of Oklahoma alleging, among other things, a conspiracy to reduce competition for grower services and depress the price paid to growers. The complaint was consolidated with several subsequently filed consolidated amended class action complaints and styled as In re Broiler Chicken Grower Litigation, Case No. CIV-17-033. On June 24, 2024, a settlement was reached in the amount of $100.0 million. The settlement was paid on October 28, 2024. A US$71.0 million incremental increase in settlement amount was recognized in the second quarter of 2024. These settlement expenses were recognized within general and administrative expense in the consolidated statement of profit or loss. On January 7, 2025, the Court granted final approval of the Group settlement and dismissed the case.

b. Pork Antitrust Litigation

Between June 28, 2018 and July 23, 2018, a series of purported class action lawsuits were filed against JBS Food Company, a number of other pork producers, and Agri Stats, Inc. in the U.S. District Court for the District of Minnesota (the "Minnesota Court") on behalf of direct and indirect purchasers of pork alleging violations of federal and state antitrust, unfair competition, unjust enrichment, deceptive trade practice, and consumer protection laws, which were consolidated and styled as In re Pork Antitrust Litigation, Case No. 0:18- cv-01776 (the "Pork Antitrust Litigation"). JBS USA has entered into agreements to settle all claims made by the three certified classes, for an aggregate total of $57.3 million, each of which has received final approval from the Minnesota Court. JBS USA continues to defend itself against the direct action plaintiffs as well as parties that have opted out of the class settlements (collectively, the "Pork Opt Outs"). JBS USA will seek reasonable settlements where they are available. To date, the Group has recognized expense of $83.7 million to cover negotiated settlements with various Pork Opt Outs and paid an aggregate total of $59.5 million to pork Opt Outs and as of December 31, 2024 JBS Food Company has a provision of $24.2 million (US$ 36,7 million as of December 31, 2023) for these settlements. During 2024, the Group recognized expense of US$3.5 million for negotiated settlements with various Pork Opt Outs and paid US$16.0 million to Pork Opt Outs. The Group recognized these settlement expenses within general and administrative expenses in the consolidated statement of income.

c. Beef Antitrust Litigation

Between April 23, 2019 and June 18, 2020, a series of purported class action lawsuits were filed against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS S.A., and certain other beef processors in the Minnesota Court, each alleging, among other things, violations of the Sherman Antitrust Act, which were coordinated in the Minnesota Court for pre-trial purposes and styled as In re Cattle and Beef Antitrust Litigation, Case No. 0:20- cv-1319 (the "US Beef Antitrust Litigation").In the US Beef Antitrust Litigation.To date, JBS USA has settled with three of the purported classes, for an aggregate expenses of US$161.0 million (equivalent R$996.960, of which US$83.5 million (equivalent R$517.057) (US$ 21,4 million (equivalent R$103.604) at december 31, 2023) remains unpaid as of December 31, 2024 (zero as of December 31, 2023). JBS Food Company's settlements with the putative Direct Purchaser Plaintiff class and the Commercial Indirect Purchaser Plaintiff class have received final approval from the Minnesota Court. JBS USA Food Company's settlement with the putative cattle class is subject to court approval. During 2024, the Group recognized these expenses in the amount of US$83.5 million (equivalent R$517.057) (US$53 million (equivalent R$256.589) in 2023) within general and administrative expenses in the consolidated statement of income. The Group continues to defend itself against the remaining classes and the direct-action plaintiffs (those parties that have opted out of the class settlements (collectively, the "Beef Opt Outs")) in the US Beef Antitrust Litigation, but will continue to seek reasonable settlements in the US Beef Antitrust Litigation where available. During 2024, the Group expensed US$1.7 million (equivalent R$10.527) (zero in 2023) for negotiated settlements with various Beef Opt Outs and paid all claims made by the plaintiffs in the amount of US$23.1 million (equivalent R$143.024) to Beef Opt Outs. These expenses are recognized within general and administrative expenses in the consolidated statement of income.

Between February 18, 2022 and March 24, 2022, two purported class action lawsuits were filed in Canada against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS Food Canada ULC ("JBS Canada"), and a number of other beef processors alleging similar claims to those in the Beef Antitrust Litigation (the "Canadian Beef Antitrust Litigation"). In the Canadian Beef Antitrust Litigation, JBS Food Canada has entered into an agreement to settle all claims made by the plaintiffs for US$5.5 million (equivalent R$34.058) which was paid in 2024, though the agreement is still subject to final approval by the court. During 2024, the Group recognized these expenses in the amount of US$5.5 million (equivalent R$34.058)(zero in 2023) within general and administrative expenses in the consolidated statement of income.

d. US Litigation

On October 20, 2016, Patrick Hogan, acting on behalf of himself and a putative class of certain PPC stockholders, filed a class action complaint in the Colorado Court against PPC and its named executive officers styled as Hogan v. Pilgrim's Pride Corporation, et al., No. 16-CV-02611. The complaint alleges, among other things, that PPC's Securities and Exchange Commission ("SEC") filings contained statements that were rendered materially false and misleading. On December 6, 2024,the Group entered into a settlement agreement in principal with the putative class in the amount of $41.5 million, which is subject to court approval, no amount was paid and as of December 31, 2024 PPC has a provision of $41.5 million (zero as of December 31, 2023) for these settlements. The Group recognized these settlement expenses within general and administrative expenses in the consolidated statement of profit or loss.

82

ASPEN RIDGE Primo GREAT SOUTHERN HUON Friboi Swift Pilgrim's RICHMOND Seara Just Bare Swift ADAPTABLE

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

e. Poultry Workers Class Action

Between August 30, 2019 and October 16, 2019, a series of purported class action lawsuits were filed in the US District Court for the District of Maryland (the "Maryland Court") against PPC and a number of other chicken producers, as well as Webber, Meng, Sahl & Company and Agri Stats, styled as Jien, et al. v. Perdue Farms, Inc., et al., No. 19- cv-02521. The plaintiffs are a putative class of poultry processing plant production and maintenance workers (the "Poultry Workers Class") and allege that the defendants conspired to fix and depress the compensation paid to Poultry Workers Class in violation of the Sherman Antitrust Act. The Group entered into an agreement to settle all claims made by the Poultry Workers Class for $29.0 million and paid the plaintiffs this amount during 2021, though the agreement is still subject to final approval by the Maryland Court.

f. Colorado Court Compensation Class Action

On November 11, 2022, a purported class action lawsuit was filed against JBS USA and a number of other meatpackers as well as Webber, Meng, Sahl & Company and Agri Stats, Inc. in the U.S. District Court for the District of Colorado (the "Colorado Court"). The plaintiffs allege that the defendants conspired to fix and depress the compensation paid to pork and beef plant workers in violation of the Sherman Act and seek damages from January 1, 2014 to the present. JBS USA agreed to settle all claims made by the purported class for $55.0 million, which has been preliminarily approved by the Colorado Court. The Group recognized these settlement expenses within general and administrative expense in the consolidated statement of profit or loss which remains unpaid as of December 31, 2024.

g. U.S. State Matters

On September 1, 2020, February 22, 2021, and October 28, 2021, the Attorneys General in New Mexico (State of New Mexico v. Koch Foods, et al., D-101-CV-2020-01891), Alaska (State of Alaska v. Agri Stats, Inc., et al., 3AN-21-04632), and Washington (State of Washington v. Tyson Foods Inc., et al., 21-2-14174-5), respectively, filed complaints against PPC and others based on allegations similar to those asserted in the Broiler Antitrust Litigation. On March 9, 2023, the Group entered into an agreement to settle all claims made by the State of Washington for $11.0 million. The State of Washington claim was paid in the second quarter of 2023. On June 24, 2024, the Group entered into an agreement to settle with the Attorney General in New Mexico for $5.2 million, and this amount was paid on September 18, 2024. On July 3, 2024, the Group entered into an agreement to settle with the Attorney General in Alaska for $1.25 million, and this amount was paid on July 10, 2024. These settlements were recognized within general and administrative expense in the consolidated statement of profit or loss.

On June 29, 2021 and October 25, 2021, the Attorneys General of New Mexico and Alaska, respectively, filed complaints against JBS USA based on allegations similar to those asserted in the Pork Antitrust Litigation. On October 16, 2024, JBS USA entered into a settlement with the Attorney General of Alaska for $0.8 million. This settlement was recognized within general and administrative expense in the consolidated statement of income and remains unpaid as of December 31, 2024.

20.3 Tax and Social Security - Changes in provision:

	Consolidated				
Jurisdiction	**31.12.23**	**Additions, reversals and changes in estimates**	**Payments**	**Indexation**	**31.12.24**
Brazil	178,472	(108,400)	(20,184)	29,464	79,352
Total	**178,472**	**(108,400)**	**(20,184)**	**29,464**	**79,352**

	Company				
Jurisdiction	**31.12.22**	**Additions, reversals and changes in estimates**	**Payments**	**Indexation**	**31.12.23**
Brazil	148,028	5,788	(14)	24,670	178,472
Total	**148,028**	**5,788**	**(14)**	**24,670**	**178,472**

	Consolidated					
Jurisdiction	**31.12.23**	**Additions, reversals and changes in estimates**	**Payments**	**Indexation**	**Exchange rate variation**	**31.12.24**
Brazil	643,924	(217,001)	(30,903)	28,249	–	424,269
Other jurisdictions	6,748	13	–	(1)	524	7,284
Total	**650,672**	**(216,988)**	**(30,903)**	**28,248**	**524**	**431,553**

	Consolidado					
Jurisdiction	**31.12.22**	**Additions, reversals and changes in estimates**	**Payments**	**Indexation**	**Exchange rate variation**	**31.12.23**
Brazil	543,296	22,985	(3,430)	81,073	–	643,924
Other jurisdictions	6,753	103	(65)	196	(239)	6,748
Total	**550,049**	**23,088**	**(3,495)**	**81,269**	**(239)**	**650,672**

- **Brazil**

a.Various Tax and Social Security Proceedings

As of December 31, 2024, the total amount of the provision classified as probable is R$424.269 (R$643.924 as of December 31, 2023), that none of which are individually material. Most of these lawsuits were filed by issues involving Brazilian taxes such as ICMS (Value-added tax on sales and services), PIS/ COFINS (Social contribution on billings) and CSLL (Social Contribution on net income).

83

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Disclosure - possible loss contingent liabilities

Considering management's assessment, supported by the opinion of legal advisors, contingencies listed below have the probability of loss considered as possible (but not more likely than not) and due to this classification, no provisions were recognized.

On December 31, 2024, the company had labor, tax and civil lawsuits for which, in the opinion of its legal advisors, materialization is possible, for which there is no provision of R$31.1 billion in the Parent Company and R$39.1 billion in Consolidated. There is no individually significant amount with potential for possible loss. The company's management believes that it is not necessary to set up a provision for possible losses.

	Company		Consolidated	
	31.12.24	31.12.23	31.12.24	31.12.23
Labor	396,613	428,516	1,310,234	1,292,840
Civil	1,540,017	1,482,436	2,073,500	1,961,443
Tax	29,182,155	20,883,710	35,749,149	25,881,633
	31,118,785	22,794,662	39,132,883	29,135,916

Labor:

As of December 31, 2024, the amount of R$ 1.310.234 (R$ 1.292.840 as of December 31, 2023) refers to claims for which losses are possible (i.e. not more likely than not, but morethan remote). Most of these lawsuits were filed by former employees of the Company seeking overtime payments and payments relating to their exposure to health hazards,commuting time, alleged work accidents and recovery time. There is no individually significant claim in the total amount of possible losses.

Civil:

As of December 31, 2024, the amount of R$ 2.073.500 (R$ 1.961.443 as of December 31, 2023) refers to civil legal proceedings for which losses are possible (i.e. not more likely than not, but more than remote). Most of these lawsuits are related to indemnity for collective moral damage, moral damage for improper protest, repairing damages for poultry partnership or pork integration, cancellation of industry or trade mark complaints and consumer contracts - product quality. Except for the processes described below, there are no individually relevant processes.

- **United States**

US Federal Matters

On December 23, 2020 and October 29, 2021, the Group received civil investigative demands ("CIDs") from the U.S. Department of Justice ("DOJ") related to the fed cattle and beef packing industry. The Group cooperated with the DOJ in producing documents and information pursuant to the CIDs. The Attorneys General for multiple states participated in the investigation and coordinated with the DOJ. No loss related to this matter can be reasonably estimated.

On February 9, 2022, PPC learned that the DOJ opened a civil investigation into human resources antitrust matters, and on October 6, 2022, PPC learned that the DOJ opened a civil investigation into grower contracts and payment practices and on October 2, 2023, received a CID requesting information from PPC. PPC is cooperating with the DOJ in its investigations and CID. The DOJ has informed PPC that it is likely to file a civil complaint pursuant to at least one of these investigations. No loss related to this matter can be reasonably estimated.

U.S. State Matters

From February 21, 2017 through May 4, 2021, the Attorneys General for multiple U.S. states have issued civil investigative demands ("CIDs"). The CIDs request, among other things, data and information related to the acquisition and processing of broiler chickens and the sale of chicken products. The Group is cooperating with the Attorneys General in these states in producing documents pursuant to the CIDs.

On February 28, 2024, the Attorney General of the State of New York filed a civil complaint against our subsidiaries, JBS Food Company and JBS USA Food Company Holdings, in the Supreme Court of the State of New York, County of New York, alleging that consumers in New York were misled by statements in which JBS Food Company expressed its goal of reducing greenhouse gas emissions and striving to achieve Net Zero by 2040. The complaint seeks an injunction, disgorgement of profits, civil penalties, attorney's fees and other relief. On January 10, 2025, the New York Court granted the Company's Motion to Dismiss and dismissed the Attorney General's claims against the Company without prejudice.

- **Brazil**

a. Profits earned by foreign subsidiaries

Between the calendar years 2006 and 2018, the Company received tax assessments related to the taxation of profits earned abroad, which were allegedly required to be included in the calculation base for Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). These assessments also included the disallowance of tax payment slips from foreign subsidiaries, based on the argument that they could not have been used to offset IRPJ and CSLL due in Brazil. Additionally, the assessments imposed fines, penalties, and interest charges.

The Company clarifies that a significant portion of the IRPJ and CSLL assessments on foreign profits relates to earnings from subsidiaries located in jurisdictions with which Brazil has tax treaties to avoid double taxation. Moreover, a relevant portion of the assessments concerns formal requirements imposed by tax authorities for consolidating the results of its direct or indirect subsidiaries abroad. The Company disagrees with the criteria applied by the tax authorities and has presented its defense. For nearly all of the amounts assessed, the Company is defending itself in administrative proceedings and awaiting judgment.

As of December 31, 2024, Management considers that, for approximately R$756,254 (R$699.933 as of December 31, 2023), the likelihood of loss is remote, while for approximately R$20,6 billions (R$11,3 billions as of December 31, 2023), the likelihood of loss is possible.

In accordance with IFRIC/23, management has evaluated relevant tax rulings, identifying any discrepancies concerning the Company's tax positions. Based on this analysis, as well as legal opinions and applicable case law, the Company recognized a provision of R$4,7 billions related to differing interpretations regarding the taxation of profits from foreign subsidiaries in countries with international treaties. This provision was recorded by reducing the taxes recoverable line item, reflecting the potential future realization of these amounts.

b. Tax entries arising from the plea agreement

The Company received infraction notices relating to the period from 2013 to 2016, primarily intended to collect withholding income tax on payments associated with transactions that were subsequently included in a plea agreement. The tax assessment is based on the alleged absence of a valid basis for the payment or the failure to

84

properly identify its beneficiary. No provision was recorded in this case, as both the beneficiary’s identification and the rationale for the payment were duly provided to the tax authorities and documented in the plea agreement, which is further corroborated by an independent technical report. The potential loss is estimated at R$932 millions. c. Disallowance of PIS and COFINS Tax Credits The Company is a defendant in legal proceedings disputing its right to claim PIS and COFINS tax credits under the non-cumulative regime. The controversy involves several complex issues, including proving that the expenses are essential and relevant to the Company’s core economic activities, interpreting tax regulations across various sectors in which the Company operates, and providing documentary evidence of the actual incurrence of the expenses that support the credit claim. The decision not to record a provision is based on the fact that the claimed credits are well-supported by thorough documentation, a point further reinforced by independent technical reports. The potential loss in this matter is estimated at R$1,8 billion future realization of these values. • Australia a. Tax Proceedings During 2017, the Australian Tax Office (“ATO”) opened a review of JBS Australia Pty. Ltd. for income tax years 2015 through 2017 in connection with a corporate reorganization. On September 30, 2020, the ATO issued a tax assessment for income tax year 2015 for an immaterial amount while it continues to investigate tax years 2016 and 2017. No loss related to this matter can be reasonably estimated. • México a. Tax Proceedings On May 12, 2022, the SAT issued tax assessments against Pilgrim’s Pride, S. de R.L. de C.V. and Provemex Holdings, LLC in connection with PPC’s acquisition of Tyson de México. The Mexican subsidiaries of PPC filed a petition to nullify these assessments. The District Court issued a judgement on January 20, 2025, in which the court now claims that the seller owed tax due to the indirect transfer of Mexican assets in connection with the sale, and that PPC or its subsidiaries should have withheld such taxes, but also noted that only one of the assessments will proceed. PPC will appeal and will continue to defend this matter. The amount under appeal for the remaining assessment is approximately $269.5 million (equivalent R$1,67 million). No expense has been recorded for this amount at this time, and PPC have submitted an indemnification claim notice pursuant to the definitive agreement to acquire Tyson de Mexico. There can be no assurances as to whether the indemnification claim will be successful or in what amounts. • United Kingdom a. Tax Proceedings In 2019 and 2020, the UK Revenue & Customs Authority (HMRC) opened reviews of the 2017 and 2018 tax returns of Onix Investments UK Ltd in which HMRC evaluated the deductibility of certain interest related expenses incurred by Onix Investments UK Ltd (the “Deductions”). The Deductions total $7.9 million (equivalent R$48.919) for tax year 2017 and $32.1 million (equivalent R$198.773) for tax year 2018. On April 12, 2024, HMRC concluded that the Deductions should be disallowed and Onix Investments UK Ltd appealed. On October 8, 2024, HMRC issued a Review Conclusion Letter affirming the prior decision to disallow the Deductions. Onix Investments UK Ltd has timely filed a Grounds of Appeal and will continue to defend this matter. No loss related to this matter can be reasonably estimated. Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023 (Expressed in thousands of Brazilian reais) 85

(JBS)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

21 Equity

a. Share capital: Share capital on December 31, 2024 and 2023 was R$23,576,206, represented at December 31, 2024 by 2,218,116,370 common shares, having no nominal value. The Company is authorized to increase its capital by an additional 1.375.853 common shares. According to statute, the Board of Directors shall determine the number, price, payment term and other conditions of the issuance of shares. The Company may grant options to purchase shares to directors, employees or persons who will provide services, or the directors, employees or person providing the services under its control.

	December 31, 2024		December 31, 2023	
	Quantity	R$ thousand	Quantity	R$ thousand
Final balance	2,218,116,370	23,576,206	2,218,116,370	23,576,206

b. Capital reserves:

b1. Premium on issue of shares: refers to the difference between the subscription price that the stockholders pay for the shares and their fair value;

b2. Capital transaction: Includes transactions resulting from equity changes resulting from the repurchase of shares and the compensation plan with shares of subsidiaries.

c. Other reserves: Refers to revaluations of fixed assets prior to IFRS adoption. Other reserves are transferred to retained earnings in proportion with the realization of revalued assets through depreciation, disposal and retirement.

d. Profit reserve:

d1. Dividends: On August 13, 2024, the Company approved the distribution of proposed interim dividends from profit reserves, totaling R$4.44 billion, equivalent to R$2.00 per common share, based on the shareholder structure as of June 30, 2024. The interim dividends were paid to shareholders on October 7, 2024.

On November 13, 2024, the Company approved the distribution of proposed interim dividends from profit reserves, totaling R$2.22 billion, equivalent to R$1.00 per common share. These interim dividends were paid to shareholders on January 15, 2025.

The Company distributed dividends based on the profit reserve balance, totaling R$6.65 billion. The interim dividends were allocated toward the mandatory minimum dividends for the fiscal year ended December 31, 2024.

d2. Legal reserve: In accordance with the Brazilian Corporate Law and the Company's by-laws, 5% of the net profits must be allocated for each fiscal year to the legal reserve until the aggregate amount of the reserve equals 20% of the share capital.

d3. Investments statutory: Constituted on the basis of the remaining balance of net profit after the allocations for the constitution of the legal reserve and distribution of dividends, which will have the purpose of financing the investment in operational assets, absorption of losses, and repurchase of own shares (to remain in treasury or cancel) This reserve cannot exceed the share capital.

d4. Tax incentive reserve: The Company and its subsidiaries receive subsidies granted by state governments, in the form of presumed credits and partial or full reductions in the ICMS tax base for certain goods within their production chain, in accordance with state regulations.

As of December 31, 2024, the total amount of government subsidies utilized by the Company and its subsidiaries amounted to R$7.97 billion.

e. Other comprehensive income: Composed by gain on cash flow hedge, Gains (losses) associated with pension and other postretirement benefit obligations, valuation adjustments to equity in subsidiaries, loss on net investment in foreign operations and gain on foreign currency translation adjustments. In the financial statement which includes the foreign entity, such exchange variations must be recognized, initially, in other comprehensive income in a specific equity account, and must be transferred from equity to the income statement when the net investment is written off.

e1. Gain (loss) on net investment in foreign operations: The Company has certain intercompany loans balances with the subsidiaries JBS Luxembourg S.à.r.l and JBS Investments Luxembourg S.à.r.l which will not be settled through cash but with equity transactions, through capital reduction. Therefore, the Company understands that these balances are an extension of the subsidiary's investment, thus they are considered as net investment on foreign operations. The exchange variation is reclassified from income statement to equity, during the period.

f. Non-controlling interest: The balance representing non-controlling interests refers to the ownership of ordinary shares, amounting to 17.6% as of December 31, 2024 (17.5% as of December 31, 2023), of PPC not held by JBS USA. The voting rights of JBS USA in Pilgrim's Pride Corporation (PPC) are limited to 82.4% of the total as of December 31, 2024 (82.5% as of December 31, 2023). PPC is one of the largest poultry producers in the world, with operations in the United States, France, Mexico, Puerto Rico, and the United Kingdom. The profit attributable to PPC's non-controlling interests was US$199.9 million (equivalent to R$1.08 billion as of December 31, 2024) and US$67.1 million (equivalent to R$392.357 million as of December 31, 2023), respectively. The accumulated non-controlling interests in PPC amounted to US$880.8 million (equivalent to R$5.45 billion as of December 31, 2024) and US$728.6 million (equivalent to R$3.53 billion as of December 31, 2023). Below are the total net sales of PPC, net profit, cash generated from operations, total assets, and total liabilities for the indicated periods:

	2024	2023
NET REVENUE	96,360,365	85,027,030
NET INCOME	5,884,350	1,574,827
Net cash provided by operating activities	10,743,326	3,319,730

	December 31, 2024	12.31.23
Total assets	65,951,562	47,494,901
Total liabilities	39,613,258	31,302,800
Total equity	26,338,304	16,192,101

86

ASPEN RIDGE Primo GREAT SOUTHERN HUON Friboi Swift Pilgrim's RICHMOND Seara Just Bare Swift ADAPTABLE

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

22 Net revenue

The vast majority of the Company's revenue is derived from contracts which are based upon a customer ordering our products. Revenues are recognized when there is a contract with the customer, the transaction price is reliably measurable and when the control over the goods sold is transferred to the customer. The Company accounts for a contract, which may be verbal or written, when it is approved and committed by both parties, the rights of the parties are identified along with payment terms, the contract has commercial substance and collectability is probable. While there may be master agreements, the contract is only established when the customer's order is accepted by the Company.

The Company evaluates the transaction for distinct performance obligations, which are the sale of its products to customers. Each performance obligation is recognized based upon a pattern of recognition that reflects the transfer of control to the customer at a point in time, which is upon destination (customer location or port of destination), which faithfully depicts the transfer of control and recognition of revenue. There are instances of customer pick-up at the Company's facility, in which case control transfers to the customer at that point and the Company recognizes revenue. The Company's performance obligations are typically fulfilled within days to weeks of the acceptance of the order.

The measurability of the transaction price can be impacted by variable consideration i.e. discounts, rebates, incentives and the customer's right to return products. Some or all of the estimated amount of variable consideration is included in the transaction price but only to the extent that it is highly probable a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. This is usually at the point of dispatch or on delivery of the products. This varies from customer to customer according to the terms of sale. However, due to the nature of our business, there is minimal variable consideration.

Allocating the transaction price to a specific performance obligation based upon the relative standalone selling prices includes estimating the standalone selling prices including discounts and variable consideration.

Shipping and handling activities are performed before a customer obtains control of the goods and its obligation is fulfilled upon transfer of the goods to a customer. Shipping and handling costs are recorded within cost of sales. The Company can incur incremental costs to obtain or fulfill a contract such as broker expenses which are not expected to be recovered. The amortization period for such expenses is less than one year; therefore, the costs are expensed as incurred and included in deductions from sales.

The Company disaggregates its revenues by (i) domestic sales, (ii) export sales and (iii) segment information:
(i) Domestic sales refers to internal sales of each geographical location:
(ii) Export sales refers to external sales of each geographical location;
(iii) Segment information as disclosed in Note 26.

The Company also disaggregated its revenues between Brazil, Seara, Beef North America, Pork USA, Chicken USA, Australia and Others to align with our segment presentation in Note 26:

	Company		Consolidated	
	2024	2023	2024	2023
GROSS REVENUE				
Sales of products				
Domestic sales	**35,965,788**	31,300,727	**322,664,023**	284,652,376
Export sales	**30,550,222**	22,916,932	**108,163,343**	91,803,102
	66,516,010	**54,217,659**	**430,827,366**	**376,455,478**
SALES DEDUCTION				
Returns and discounts	**(1,982,773)**	(1,758,333)	**(9,596,986)**	(8,718,421)
Sales taxes	**(1,166,203)**	(1,024,939)	**(4,278,378)**	(3,920,520)
	(3,148,976)	**(2,783,272)**	**(13,875,364)**	**(12,638,941)**
NET REVENUE	**63,367,034**	**51,434,387**	**416,952,002**	**363,816,537**

22.1 Customer contract balances for advance payments

Revenue from advances to customers refers to contracts with customers in which payments are received prior to satisfying the performance obligation under the contract. contract. In addition, a contractual liability is recognized when the Company has an obligation to transfer products to a customer from whom the consideration has already been received. The contractual liability is recognized when the consideration is received and settled. The Company recognizes revenue when it fulfills the performance obligation. Contractual liabilities are presented as advances from customers in the balance sheet.

		Company		Consolidated	
	Note	2024	2023	2024	2023
Trade accounts receivable	4	**5,525,252**	2,575,423	**23,131,584**	16,416,149
Contract liabilities		**(704,101)**	(652,228)	**(940,903)**	(1,571,478)
Total accounts receivable net of advance		**4,821,151**	**1,923,195**	**22,190,681**	**14,844,671**

87

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

23 Financial income (expense)

Net finance expense includes (i) interest payable on borrowings and direct issue costs; (ii) results from the daily settlements of future contracts used to protect assets and liabilities, as well as the fair value adjustments for derivative instruments that are described within Note 28, (iii) interest receivable on funds invested which is recognized in profit or loss as it accrues using the effective interest method; and (iv) gains and losses associated with transactions denominated in foreign currencies. Net finance expense consisted of the following for the years ended December 31, 2024 and 2023 are as follows:

	Company		Consolidated	
	2024	2023	2024	2023
Exchange rate variation	732,809	232,871	712,394	294,593
Derivative transactions, net	(2,142,905)	514,715	(2,677,379)	411,361
Interest expense [(1)]	(2,609,838)	(3,760,867)	(8,861,161)	(8,647,104)
Interest income [(2)]	809,406	608,440	2,465,982	1,627,501
Taxes, contribution, fees and others [(3)]	(404,447)	(224,700)	(602,976)	(434,335)
	(3,614,975)	(2,629,541)	(8,963,140)	(6,747,984)
Financial income	1,998,496	1,752,934	3,885,203	2,913,998
Financial expense	(5,613,471)	(4,382,475)	(12,848,343)	(9,661,982)
	(3,614,975)	(2,629,541)	(8,963,140)	(6,747,984)

[(1)] For the years ended at December 31, 2024 and 2023, the amounts of R$1,083,956 and R$1,702,471 respectively, in the Company and R$6,205,224 and R$5,888,325, in the Consolidated. These balances refer to interest expenses from loans and financings expenses recognized under the caption "Interest expense".

[(2)] For the years ended at December 31, 2024 and 2023, the amounts of R$139,007 and R$239,554 respectively, in the Company and R$1,002,298 and R$525,604 respectively, in the Consolidated refers to interest income from short investments recognized under the caption "Interest income".

[(3)]Includes updating of legal costs

24 Earnings per share

Basic: Earnings (loss) per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares (shares in thousands).

Diluted: Diluted earnings (loss) per share is calculated by dividing net income (loss) of the period attributable to common shareholders by the weighted average number of common shares outstanding during the year, adjusted for the effects of all potential common shares that are dilutive and adjusted for treasury shares held. The Company has no ordinary shares that would cause dilution, so the calculation of diluted earnings per share is equal to basic earnings per share.

	2024	2023
Net income attributable to shareholders	9,615,923	(1,060,972)
Weighted average - common shares outstanding (basic)	2,218,116,370	2,218,116,370
Basic and diluted earnings per share - (R$)	4.34	(0.48)

25 Share-based compensation

JBS and Seara - Share-based variable compensation plan

In the variable remuneration plan, the Company's directors and executive officers are rewarded with remuneration based on the pricing of the Company's shares and paid on a deferred basis, 1/3 per year, for three years.

These plans consist of cash compensation, since there is no effective negotiation of the Company's shares and there is no issuance and/or transfer of shares to settle the plan. The determination of the unit value equivalent to the number of shares to be used in the calculation basis is defined with reference to the monthly salary of the eligible participant, a multiple salary and the average of the closing prices of the Company's common shares traded on B3 over the last 30 trading sessions. prior to the release of the annual results.

The amount of R$62,542 in December 31, 2024 (R$40,704 in December 31, 2023) was recognized under the caption "General and administrative expenses" in the income statement.

88

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

PPC long-term incentive plan

PPC sponsors a performance-based, omnibus long-term incentive plan (the "LTIP") that provides for the grant of a broad range of long-term equity-based and liability-based awards PPC's officers and other employees, members of the Board of Directors and any consultants. Awards that may be granted under the LTIP include "incentive stock options," within the meaning of the Internal Revenue Code, nonqualified stock options, stock appreciation rights, restricted stock awards ("RSAs") and restricted stock units ("RSUs").

Equity-based awards are converted into shares of PPC's common stock shortly after award vesting. Compensation cost to be recognized for an equity-based awards grant is determined by multiplying the number of awards granted by the closing price of a share of PPC's common stock on the award grant date. Liability based awards granted under the LTIP are converted into cash shortly after award vesting. Compensation cost to be recognized for a liability-based awards grant is first determined by multiplying the number of awards granted by the closing price of a share of PPC's common stock on the award grant date. However, the compensation cost to be recognized is adjusted at each subsequent milestone date (i.e., forfeiture date, vesting date or financial reporting date) by multiplying the number of awards granted by the closing price of a share of PPC's common stock on the milestone date. The PPC's Chairman establishes the criteria of granting the options and selecting the employees.

In December 31, 2024, the expenses recognized in stock-based and cash-based compensation plans were R$68,266 (R$28,522 at December 31, 2023) and R$(8,647) (R$9,352 at December 31, 2023).

During 2024, the cash-settled share-based compensation plan for PPC's Europe and Mexico segments, related to the fiscal year ended December 31, 2023, was determined not to have met the performance threshold for payment. Consequently, PPC reversed the compensation costs recognized in both the prior year and the current year related to this plan.

The following table presents the changes of restricted stock units ("RSUs"):

	December 31, 2024		December 31, 2023	
Equity-based RSU, payments in cash:	Quantity	Price	Quantity	Price
Outstanding at beginning of year	911	110.96	993	114.79
Granted	979	156.59	324	117.25
Vested	(187)	127.14	(378)	110.21
Forfeited reinstated	(131)	126.79	(28)	123.79
Outstanding at end of the year	1,572	147.65	911	110.96

	December 31, 2024		December 31, 2023	
Equity-based RSU, payments in shares:	Quantity	Price	Quantity	Price
Outstanding at beginning of year	242	124.18	377	124.18
Granted	-	-	158	119.92
Vested	-	-	(196)	125.17
Forfeited	(218)	200.52	(97)	112.99
Outstanding at end of the year	24	268.30	242	137.01

There were no cancellations or modifications to the awards in 2024 or 2023.

The total fair values of equity-based awards and liability-based awards vested during the year ended December 31, 2024 were R$43,965 (R$45,024 at December 31, 2023). No liability-based awards were vested during the fiscal year of 2024 (R$24,207 at December 31, 2023), respectively. On December 31, 2024 the total unrecognized compensation cost related to all nonvested equity-based awards was R$104.650 (R$43.572 at December 31, 2023), which cost is expected to be recognized over a weighted average period of 1,91 years (1,93 years as of December 31, 2023). On December 31, 2024, there is no compensation cost related to all nonvested equity-based awards (R$19.849 at December 31, 2023) which cost is expected to be recognized over a weighted average period of 1 year (1,73 years as of December 31, 2023).

Historically, PPC has issued new shares, as opposed to treasury shares, to satisfy equity-based award conversions.

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

26 Operating segments and geographic reporting

The Company's Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM)—our Chief Executive Officer (CEO), there are seven reportable segments: Brazil, Seara, Beef North America, Pork USA, Chicken PPC, Australia and Others. The segment operating profit or loss is evaluated by the CODM, based on Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization)..

Adjusted EBITDA consists of all the items of profit and loss that compose the Company's profit before taxes, applying the same accounting policies as described in these financial statements, except for the following adjustments as further described below: exclusion of financial income and financial expenses, exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of expenses with DOJ and antitrust agreements described in note 20; exclusion of donations and social programs expenses; exclusion of extemporaneous tax credits impacts; exclusion of J&F Leniency expenses refund - net of PIS/COFINS; exclusion of JBS fund for the Amazon and exclusion of certain other income (expenses).

Brazil: this segment includes all the operating activities from the Company, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products such as leather, collagen and other products produced in Brazil. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Seara: this segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Beef North America: this segment includes JBS USA beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

89

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Pork USA: this segment includes JBS USA's pork operations, including Swift Prepared Foods. Revenues are generated from the sale of products predominantly to retailers of fresh pork including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, revenues are generated from the sale of case ready products. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS Lux will source live hogs for its pork processing operations.

Chicken PPC: this segment includes PPC's operations, including Moy Park, Tulip and Pilgrim's Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the EUA, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. The segment also sells prepared pork products through PPL, a subsidiary acquired by PPC in October 2019. The segment includes Pilgrim's Food Masters, subsidiary, acquired in September 2021, and generates revenues from private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

Australia: this segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, sheep, pork and fish processing facilities in Australia and New Zealand, including the Rivalea and Huon acquisitions. JBS Australia also generates revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Others: includes certain operations not directly attributable to the primary segments, such as corporate expenses, international leather operations and other operations in Europe.

There are no revenues arising out of transactions with any single customer that represents 10% or more of the total revenues.

The Company manages its loans and financing and income taxes at the corporate level and not by segment.

The information by consolidated operational segment are as follows:

Product type report:

2024	Brazil	Seara	Beef North America	Pork USA	Chicken PPC	Australia	Others	Total reportable segments	Elimination [1]	Total
Net revenue	68,173,102	47,370,920	131,303,441	43,757,270	96,278,930	35,991,821	2,823,505	425,698,989	(8,746,987)	416,952,002
Adjusted EBITDA [2]	5,268,734	8,396,362	1,400,477	5,756,348	14,629,188	3,577,674	17,877	39,046,660	(6,729)	39,039,931

2023	Brazil	Seara	Beef North America	Pork USA	Chicken PPC	Australia	Others	Total reportable segments	Elimination [1]	Total
Net revenue	55,531,836	41,300,262	116,254,130	38,494,563	86,609,179	30,974,314	4,473,893	373,638,177	(9,821,640)	363,816,537
Adjusted EBITDA [2]	2,330,653	1,803,676	563,537	2,605,546	7,639,896	2,241,315	(25,640)	17,158,983	(12,885)	17,146,098

[1] Includes intercompany and intersegment transactions.
[2] The Adjusted EBITDA is reconciled with the consolidated operating profit, as follows below:

	Operating profit Year ending at 31 of December of 2024	 2023
Profit Before Income Tax	14,820,629	(1,398,083)
Equity Method	(20,352)	(47,607)
Financial Result	8,963,140	6,747,984
Operating profit	**23,763,417**	**5,302,294**
Depreciation and amortization	11,805,260	10,725,449
Antitrust agreements [1]	1,430,803	510,230
Donations and social programs [2]	118,497	90,365
Impairment Loss of Assets	–	135,206
Restructuring [3]	512,557	261,006
Claim - Rio Grande do Sul [4]	105,053	–
Tax Payments and Installments - Special Program [5]	426,579	–
Extemporaneous litigation [6]	356,500	–
Extemporaneous Reversal of Tax Credits [7]	342,697	–
Other operating expenses/income [8]	178,568	121,548
Total EBITDA - without elimination	**39,039,931**	**17,146,098**
Elimination	6,729	12,885
Total Adjusted EBITDA for operating segments	**39,046,660**	**17,158,983**

[1] Refers to the agreements entered by JBS USA and its subsidiaries as described in Note 20 – Provisions for legal proceedings.
[2] Refers to the donations, as described in Note 27 – Expenses by nature.
[3] Refers to multiple restructuring initiatives (including related impairments), primarily those of the indirect subsidiary Pilgrim's Pride Corporation (PPC), which are recorded as other expenses, as well as other non-significant restructuring projects recorded as general and administrative expenses..
[4] Refers to the claim arising from the floods that occurred in Rio Grande do Sul.
[5] Refers to the special program for payment of tax process installments with fine exemptions and interest reductions.

90

(JBS)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

(6) Refers to an untimely litigation arising from debts of companies acquired by the Company
(7) Refers to the reversal of ICMS credits on sales transactions disallowed in the State of Santa Catarina.
(8) Refers to various adjustments, primarily abroad, such as expenses related to acquisitions, marketing through social programs, insurance indemnities, among others.

Net revenue and total assets are presented below, separated by geographic area, for additional information only.

Geographic reporting

	2024							
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Elimination (1)	Total
Net revenue	243,528,078	117,137,282	33,071,933	32,344,535	2,035,959	428,117,787	(11,165,785)	416,952,002
Total assets	114,485,620	86,238,715	29,894,152	30,978,255	1,914,916	263,511,658	(11,575,616)	251,936,042

	2023							
	North and Central America	South America	Australia	Europe	Others	Total reportable segments	Elimination	Total
Net revenue	215,154,865	90,563,994	28,814,097	29,852,345	1,320,875	365,706,176	(1,889,639)	363,816,537
Total assets	84,846,413	85,569,078	27,941,006	28,545,693	10,110,309	237,012,499	(30,880,430)	206,132,069

(1) Includes intercompany and intersegment transactions.
(2) Including the holdings located in Europe that are part of the North American operation.

27 Expenses by nature

The Company's policy is to present expenses by function on the consolidated statement of income (loss). Expenses by nature are disclosed below:

	Company		Consolidated	
	2024	2023	2024	2023
Cost of sales				
Cost of inventories, raw materials and production inputs	(47,630,792)	(40,271,915)	(299,223,658)	(276,675,975)
Salaries and benefits	(3,441,662)	(2,634,409)	(44,545,462)	(38,139,921)
Depreciation and amortization	(750,610)	(497,316)	(10,409,915)	(9,351,644)
	(51,823,064)	(43,403,640)	(354,179,035)	(324,167,540)
Selling				
Freights and selling expenses	(4,119,388)	(3,219,679)	(20,436,658)	(19,218,137)
Salaries and benefits	(536,676)	(456,478)	(3,111,981)	(1,508,744)
Depreciation and amortization	(24,392)	(85,286)	(389,061)	(319,753)
Advertising and marketing	(252,050)	(183,223)	(1,724,948)	(1,566,842)
Commissions	(184,323)	(100,741)	(396,100)	(290,572)
Net impairment losses on financial assets	(29,610)	(7,282)	(57,768)	(37,120)
	(5,146,439)	(4,052,689)	(26,116,516)	(22,941,168)
General and administrative				
Salaries and benefits	(1,292,901)	(1,332,195)	(5,601,500)	(6,225,177)
Fees, services held and general expenses	(1,708,427)	(1,100,759)	(4,148,181)	(3,668,261)
Depreciation and amortization	(186,372)	(274,434)	(1,006,284)	(1,053,042)
Antitrust agreements	–	–	(1,430,803)	(510,230)
Donations and social programs (1)	(118,497)	(90,365)	(118,497)	(90,365)
	(3,306,197)	(2,797,753)	(12,305,265)	(11,547,075)

(1) This refers to donations made to the J&F Institute to renovate the school's facilities; to the social program "Doing good is good" created by the Company, with the aim of supporting actions for social transformation where the Company is present and donations to the JBS Fund For The Amazon.

The Company incurred expenses with internal research and development, in the amount of R$6,926 (R$4,449 at December 31, 2023), in the Company and R$28,585 (R$36.114 at December 31, 2023), in the Consolidated.

27.1 Other income and expenses

As of December 31, 2024, the Company recorded an amount of R$457,688 (R$754,631 as of December 31, 2023) under other income, primarily related to gains from the sale of assets totaling R$131,270 (R$94,965 as of December 31, 2023), extemporaneous tax credits totaling R$40.857 (R$224.989 as of December 31, 2023), insurance claims received totaling R$296 (R$105.533 as of December 31, 2023), among other non-significant items.

Other Expenses: As of December 31, 2024, the Company recorded an amount of R$1.04 billion (R$613,091 as of December 31, 2023) under other expenses, primarily related to restructuring expenses totaling R$545,641 (R$219,627 as of December 31, 2023), losses on the sale of assets totaling R$98,505 (R$169,707 as of December 31, 2023), and the reversal of extemporaneous credits amounting to R$342.697, among other non-significant items.

Restructuring related expenses

On December 31, 2024, the Company recognized R$512,557 (R$261,006 in 2023) related to restructuring expenses, of which R$500,572 (R$221,430 on December 31, 2023) refers to restructuring initiatives in its indirect subsidiary Pilgrim's Pride Corporation ("PPC") in Europe. The aim of these activities is to integrate central operations and reallocate processing capacities between production facilities, resulting in the closure of some facilities in Europe.

91

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

As of December 31, 2024, PPC recognized the following expenses and made the following payments related to each restructuring initiative:

	2024		
	Provisions	Expenses	Cash Outlays
Pilgrim's Europe Central	26,032	170,943	139,594
Pilgrim's Food Masters	44,108	221,211	143,461
Pilgrim's Pride Ltd.	3,536	109,031	26,084
Moy Park	11,047	(613)	4,603
Total	**84,723**	**500,572**	**313,742**

	2023		
	Provisions	Expenses	Cash Outlays
Pilgrim's Europe Central			4,602
Pilgrim's Food Masters	26,486	135,233	107,079
Pilgrim's Pride Ltd.	9,581	77,546	105,735
Moy Park	13,498	8,651	39,248
Total	**49,565**	**221,430**	**256,664**

These expenses are recorded under the "other expenses" line item in the income statements for the period.

The table below reconciles liabilities and provisions associated with each restructuring initiative from their respective inception through December 31, 2024. These balances are accounted for under other current liabilities.

	December 31, 2023	Restructuring charges incurred	Cash payments and disposals	Currency translation	December 31, 2024 (*)
Severance	17,676	244,286	(244,083)	11,726	29,605
Contract termination	7,732	15,737	(13,788)	958	10,639
Asset impairment	1,738	159,297	(160,612)	141	564
Other	22,419	81,252	(66,666)	6,910	43,915
Total	**49,565**	**500,572**	**(485,149)**	**19,735**	**84,723**

	December 31, 2022	Restructuring charges incurred	Cash payments and disposals	Currency translation	December 31, 2023 (*)
Severance	32,047	128,160	(141,863)	(668)	17,676
Contract termination	4,811	5,786	(3,511)	646	7,732
Asset impairment	15,690	26,250	(42,375)	2,173	1,738
Other	34,051	61,234	(68,915)	(3,951)	22,419
Total	**86,599**	**221,430**	**(256,664)**	**(1,800)**	**49,565**

28 Risk management and financial instruments

The Company and its subsidiaries recognizes financial assets and liabilities at fair value upon initial recognition, except for trade accounts receivable that are measured at the transaction price and subsequently classified at amortized cost or at fair value through profit or loss based on the business model for asset management and the contractual cash flow characteristics of the financial asset. Purchases or sales of financial assets or liabilities are recognized on the trade date.

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Company's business model for managing them:

i. Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated at initial recognition at fair value through profit or loss. In this category the Company classifies mainly "CDBs and treasury bills" and "Derivative financial instruments".
ii. Amortized cost: Represent financial assets and liabilities which Company's business model is to maintain financial assets in order to receive contractual cash flows and that exclusively constitute principal and interest payments on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized when the asset is written off, modified or has a reduction in its recoverable value. In this category the Company classifies mainly "Trade accounts receivable", "Cash and cash equivalents", "Trade accounts payable" and "Loans and financing".

Financial assets and liabilities are offset and presented net in the balance sheet when there is a legal right to offset the amounts recognized and there is an intention to liquidate them on a net basis or to realize the asset and settle the liability simultaneously. The legal right should not be contingent on future events and should be applicable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

The Company uses the measurement principles described in Note 2, item 2.6 – Significant accounting judgements and estimates at each statement of financial position date for each classification type of financial assets and liabilities.

92

(JBS)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

finacial instruments:

Financial instruments are recognized in the consolidated financial statements as follows:

		Company		Consolidated	
	Notes	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Assets					
Fair value through profit or loss [1]					
Financial investments	3	**2,533,462**	3,594,468	**20,748,254**	12,791,962
National treasury bills	3	**186,203**	332,740	**403,717**	466,923
Margin Cash	3	**177,635**	64,755	**200,220**	553,215
Derivative assets		**25,641**	439,444	**523,049**	821,741
Loans and receivables at amortized cost [2]					
Cash at banks	3	**1,805,546**	531,461	**13,609,569**	8,863,520
Margin cash	3	**–**	–	**645,361**	88,068
Trade accounts receivable	4	**5,525,252**	2,575,423	**23,131,584**	16,416,149
Related party receivables	8	**494,269**	1,807,878	**479,006**	573,955
Total		**10,748,008**	**9,346,169**	**59,740,760**	**40,575,533**
Liabilities					
Liabilities at amortized cost					
Loans and financing	16	**(6,622,990)**	(13,248,101)	**(119,677,321)**	(96,821,825)
Trade accounts payable and supply chain finance	15	**(7,989,133)**	(5,934,371)	**(38,356,488)**	(30,040,844)
Related party payables	8	**(173,524)**	(6,402,295)	**–**	–
Lease liabilities	12	**(224,469)**	(151,030)	**(10,737,627)**	(8,913,933)
Other financial liabilities		**(352,166)**	(473,930)	**(352,166)**	(503,702)
Fair value through profit or loss					
Derivative liabilities		**(946,152)**	(42,513)	**(1,647,559)**	(698,361)
Total		**(16,308,434)**	**(26,252,240)**	**(170,771,161)**	**(136,978,665)**

[1] CDBs are updated at the effective rate but have a really short-term and negotiated with financial institutions, and their recognition is similar to fair value; (ii) national treasury bill is recognized according to market value.
[2] Loans and receivables are classified as amortized cost, but without any change in their nature or business model; The accounts receivable are short-term and net from expected losses.

Fair value of assets and liabilities through profit or loss: The Company and its subsidiaries determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing at short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value can not be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;
Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

93

ASPEN RIDGE Primo GREAT SOUTHERN HUON Friboi Swift Pilgrim's Richmond Seara Just Bare Swift ADAPTABLE

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	Company					
	December 31, 2024			31.12.23		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets						
Financial investments	–	2,533,462	2,533,462	1,000,451	2,594,017	3,594,468
National treasury bills	186,203	–	186,203	403,717	–	403,717
Margin cash	177,636		177,636	200,219		200,219
Derivative assets	–	25,641	25,641	–	439,444	439,444
Financial liabilities						
Derivative liabilities	–	946,152	946,152	–	42,513	42,513

	Consolidated					
	December 31, 2024			12.31.23		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets						
Financial investments	–	20,748,254	20,748,254	1,000,451	11,791,511	12,791,962
National treasury bills	403,217	–	403,217	466,923	–	466,923
Margin cash	200,219		200,219	553,215		553,215
Derivative assets	–	523,049	523,049	–	821,741	821,741
Financial liabilities						
Derivative liabilities	–	1,647,559	1,647,559	–	698,361	698,361

Finance income (expense) by category of financial instrument:

	Company		Consolidated	
	2024	2023	2024	2023
Fair value through profit or loss	(1,661,723)	836,663	(1,332,906)	1,013,345
Amortized cost	(1,953,252)	(3,466,204)	(7,630,234)	(7,761,329)
Total	(3,614,975)	(2,629,541)	(8,963,140)	(6,747,984)

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on December 31, 2024 and 12.31.23 , considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Company's credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Company's credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of loans and financings:

	Consolidated					
	December 31, 2024			December 31, 2023		
Description	Principal	Price (% of the Principal)	Market Value of the Principal	Principal	Price (% of the Principal)	Market Value of the Principal
Notes 2,50% JBS Lux 2027	6,192,299	94.98 %	5,881,260	4,841,300	92.10 %	4,458,643
Notes 5,13% JBS Lux 2028	5,571,459	99.50 %	5,543,379	4,357,170	99.66 %	4,342,312
Notes 3,00% JBS Lux 2029	3,715,113	91.20 %	3,388,183	2,904,780	88.24 %	2,563,178
Notes 6,5% JBS Lux 2029	432,879	100.52 %	435,151	377,491	99.27 %	374,746
Notes 5,5% JBS Lux 2030	7,738,424	99.77 %	7,720,471	6,051,625	98.55 %	5,963,876
Notes 3,75% JBS Lux 2031	3,052,804	88.93 %	2,714,919	2,420,650	86.45 %	2,092,652
Notes 3,00% JBS Lux 2032	6,192,299	83.22 %	5,153,293	4,841,300	81.66 %	3,953,212
Notes 3,625% JBS Lux 2032	5,998,976	87.96 %	5,276,939	4,841,300	85.60 %	4,144,298
Notes 5,75% JBS Lux 2033	10,289,589	99.54 %	10,242,360	9,924,665	99.35 %	9,860,452
Notes 6,75% JBS Lux 2034	9,332,080	105.85 %	9,877,633	7,746,080	105.27 %	8,154,530
Notes 4,375% JBS Lux 2052	5,573,069	110.50 %	6,158,130	4,357,170	74.36 %	3,239,817
Notes 6,50% JBS Lux 2052	9,585,679	101.53 %	9,732,628	7,504,015	100.71 %	7,557,218
Notes 7.25% JBS Lux 2053	5,573,069	74.94 %	4,176,625	4,357,170	109.34 %	4,764,129
Notes 4,25% PPC 2031	5,298,905	92.24 %	4,887,604	4,841,300	90.27 %	4,369,999
Notes 3,5% PPC 2032	5,573,069	86.34 %	4,811,621	4,357,170	84.47 %	3,680,371
Notes 6,25% PPC 2033	6,068,453	102.16 %	6,199,593	4,841,300	102.90 %	4,981,794
Notes 6,875% PPC 2034	3,096,150	106.73 %	3,304,521	2,420,646	108.05 %	2,615,416
	99,284,316		95,504,310	80,985,132		77,116,643

94

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Risk management:

The Company and its subsidiaries during the regular course of its operations is exposed to market, credit and liquidity risks. These exposures are managed by the Risk Management Department, following the Financial and Commodities Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors. The Risk Management Department is responsible for identifying all the risk factors that may cause adverse financial results for the Company and proposing strategies to mitigate those risks. Their proposals are submitted to the Risk Management Committee for submission to the Board of Directors, who supervises the implementation of new solutions, noting limitations of scope and guidelines of the Financial and Commodities Risk Management Policy.

The risks and operations to which the company is exposed in the current period are presented below. In addition, the sensitivity analysis for each type of risk is also presented. Sensitivity analysis is also presented for each type of risk, which consists of presenting the effects on the Financial Result of possible changes: CDI 50% and 100%, parent company commodities and Seara grain 25% to 50%, currency and commodity exposures USA 15% and 30% in the relevant variables for each risk. For the probable scenario, the Company considers it appropriate to use the Value at Risk Methodology (VaR), with a 99% confidence interval (C.I.) and a one-day horizon.

a. Market Risk:

The exposure to market risk is continuously monitored, especially the risks related to foreign exchange, interest rates and commodity prices, which directly affect the value of financial assets and liabilities, future cash flows and net investments in foreign subsidiaries In these cases, Company and its subsidiaries may use financial hedge instruments, including derivatives, with the approval by the Board of Directors.

It is the responsibility of the Risk Management Department to ensure that other areas are within the risk exposure limits set by Management to protect against volatility in price, centralize the exposures and apply the Financial and Commodities Risk Management policy.

The Risk Management Department uses proprietary and third party information systems specially developed to control and manage market risk, applying stress scenario and Value at Risk analysis (VaR) to measure Company's net exposure as well as the cash flow risk with the B3 and the Chicago Mercantile Exchange.

a1. Interest rate risk

Interest rate risk is related to potentially adverse results that Company and its subsidiaries may realize from changes in interest rates, which may be caused by economic crisis, changes in sovereign monetary policy, or market movements. The Company primarily has assets and mainly liabilities exposed to variable interest rates like the CDI (Certificado de Depósito Interbancário - Interbank Deposit Certificate), LIBOR (London Interbank Offer Rate), IPCA (Extended National Consumer Price Index) and SOFR (Secured Overnight Financing Rate), among others. The Company's Financial and Commodities Risk Management Policy does not define the proportion between float and fixed exposures, but the Risk Management Department monitors market conditions and may propose to the Risk Management Committee strategies to rebalance the exposure.

The Company understands that the quantitative data referring to the Company's interest rate exposure risk on December 31, 2024 and 2023, are in accordance with the Financial and Commodity Risk Management Policy and are representative of the exposure incurred during the period. For informational purposes and in accordance with our Financial and Commodities Risk Management Policy, the notional amounts of assets and liabilities exposed to floating interest rates are presented below:

	Company		Consolidated	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net exposure to the CDI rate:				
CDB-DI (Bank certificates of deposit) and Treasury bill	**2,719,664**	75,631	**4,894,207**	4,567,894
Margin cash	**177,636**	64,754	**821,635**	152,822
Related party transactions	**(170,261)**	1,223,516	—	3,019
Credit note - export	**(5,251)**	(1,046,272)	**(10,554)**	(1,053,700)
CRA - Agribusiness Credit Receivable Certificates	—	(293,753)	—	(293,753)
Rural - Credit note	—	—	—	(5,847)
Subtotal	**2,721,788**	**23,876**	**5,705,288**	**3,370,435**
Derivatives (Swap)	**(7,957,930)**	(5,992,578)	**(7,957,930)**	(6,910,347)
Total	**(5,236,142)**	**(5,968,702)**	**(2,252,642)**	**(3,539,912)**
Net exposure to the IPCA rate:				
Margin cash	—	—	**23,946**	250,540
Related party transactions	**478,888**	570,935	**479,006**	570,935
Government Securities	—	—	**217,515**	134,183
CRA - Agribusiness Credit Receivable Certificates	**(5,842,328)**	(10,174,868)	**(7,201,818)**	(10,174,868)
Subtotal	**(5,363,440)**	**(9,603,933)**	**(6,481,351)**	**(9,219,210)**
Derivatives (Swap)	**5,615,707**	6,892,396	**5,615,708**	6,892,396
Total	**252,267**	**(2,711,537)**	**(865,643)**	**(2,326,814)**
Exposure of liabilities to TJLP:				
Working capital - Reais	—	(3,734)	—	(3,734)
Total	—	**(3,734)**	—	**(3,734)**
Liabilities exposure to the SOFR rate:				
Credit note - export	—	—	**(633,889)**	
Prepayment	—	(870,835)	**(621,064)**	(1,360,264)
Working Capital - USD	**(16,094)**	(14,110)	**(16,094)**	**(14,110)**
Total	**(16,094)**	**(884,945)**	**(1,271,047)**	**(1,374,374)**
Net exposure to the CPI rate:				
Margin cash	—	—	—	237,921
Total	—	—	—	**237,921**

95

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Sensitivity analysis:

			Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 50%			Scenario (III) Interest rate variation - 100%		
				Effect on income			Effect on income			Effect on income	
Contracts exposure	Risk	Current scenario	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company	Consolidated
CDI	Increase	12.15%	12.22%	(3,689)	(1,585)	18.23%	(318,096)	(136,650)	24.30%	(636,191)	(273,299)
				(3,689)	**(1,585)**		**(318,096)**	**(136,650)**		**(636,191)**	**(273,299)**

			Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 25%			Scenario (III) Interest rate variation - 50%		
				Effect on income			Effect on income			Effect on income	
Contracts exposure	Risk	Current scenario	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company	Consolidated
IPCA	Increase	4.87%	4.88%	18	(61)	6.09%	3,074	(10,544)	7.31%	6,146	(21,078)
SOFR	Increase	4.37%	4.37%	(1)	(63)	5.46%	(176)	(13,893)	6.56%	(352)	(27,772)
				17	**(124)**		**2,898**	**(24,437)**		**5,794**	**(48,850)**

			Company							
			December 31, 2024				December 31, 2023			
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value
Swap	IPCA	2024	–	–	–	–	537,534	689,751	(540,408)	149,343
	IPCA	2027	**978,410**	**1,005,956**	**(1,061,850)**	**(55,894)**	387,000	457,602	(413,456)	44,146
	IPCA	2028	–	–	–	–	442,000	526,622	(484,293)	42,329
	IPCA	2030	–	–	–	–	1,400,000	1,697,548	(1,590,808)	106,740
	IPCA	2031	**1,170,787**	**1,315,264**	**(1,392,276)**	**(77,012)**	1,398,524	1,616,904	(1,578,406)	38,498
	IPCA	2032	**1,133,951**	**1,191,798**	**(1,341,565)**	**(149,767)**	425,166	501,657	(510,557)	(8,900)
	IPCA	2034	**788,999**	**770,154**	**(839,982)**	**(69,828)**	–	–	–	–
	IPCA	2036	–	–	–	–	91,135	113,710	(119,336)	(5,626)
	IPCA	2037	**1,171,825**	**1,332,536**	**(1,630,146)**	**(297,610)**	1,040,017	1,288,602	(1,295,723)	(7,121)
	IPCA	2038	**881,290**	**888,947**	**(986,201)**	**(97,254)**	–	–	–	–
	IPCA	2039	**129,136**	**126,091**	**(135,178)**	**(9,087)**	–	–	–	–
	IPCA	2044	**500,000**	**494,642**	**(570,732)**	**(76,090)**	–	–	–	–
			6,754,398	**7,125,388**	**(7,957,930)**	**(832,542)**	**5,721,376**	**6,892,396**	**(6,532,987)**	**359,409**

			Consolidated							
			December 31, 2024				December 31, 2023			
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value
Swap	CDI	2024	–	–	–	–	880,000	915,329	(917,770)	**(2,441)**
	IPCA	2024	–	–	–	–	537,534	689,751	(540,408)	**149,343**
	IPCA	2027	**978,410**	**1,005,956**	**(1,061,850)**	**(55,894)**	387,000	457,602	(413,456)	**44,146**
	IPCA	2028	–	–	–	–	442,000	526,622	(484,293)	**42,329**
	IPCA	2030	–	–	–	–	1,400,000	1,697,548	(1,590,808)	**106,740**
	IPCA	2031	**1,170,787**	**1,315,264**	**(1,392,276)**	**(77,012)**	1,398,524	1,616,904	(1,578,406)	**38,498**
	IPCA	2032	**1,133,951**	**1,191,798**	**(1,341,565)**	**(149,767)**	425,166	501,657	(510,557)	**(8,900)**
	IPCA	2034	**788,999**	**770,154**	**(839,982)**	**(69,828)**	–	–	–	–
	IPCA	2036	–	–	–	–	91,135	113,710	(119,336)	**(5,626)**
	IPCA	2037	**1,171,825**	**1,332,536**	**(1,630,146)**	**(297,610)**	1,040,017	1,288,602	(1,295,723)	**(7,121)**
	IPCA	2038	**881,290**	**888,947**	**(986,201)**	**(97,254)**	–	–	–	–
	IPCA	2039	**129,136**	**126,091**	**(135,178)**	**(9,087)**	–	–	–	–
	IPCA	2044	**500,000**	**494,642**	**(570,732)**	**(76,090)**	–	–	–	–
			6,754,398	**7,125,388**	**(7,957,930)**	**(832,542)**	**6,601,376**	**7,807,725**	**(7,450,757)**	**356,968**

a2. Exchange rate risk:

Refers to the potential economic losses the Company may incur due to adverse fluctuations in this risk factor, caused by various reasons such as economic crises, changes in sovereign monetary policies, or market volatility. The Company has assets and liabilities exposed to this risk; however, the Financial and Commodity Risk Management Policy clearly states that the mere existence of opposing exposures does not naturally result in economic protection, as other relevant factors, such as maturity mismatches and market volatility, must be considered.

To safeguard the value of financial assets and liabilities, as well as possible future cash flows related to export estimates and net investments in foreign operations indexed in foreign currencies, the Risk Control Directorate employs hedging instruments approved by the Board of Directors. These include futures contracts, NDFs (Non-Deliverable Forwards), DFs (Deliverable Forwards), options contracts, and swap contracts. These instruments are aimed at protecting loans, investments, interest expenses and income, export estimates, raw material costs, and various cash flows whenever these are denominated in currencies different from the Parent Company's functional currency. The primary exposures to this risk are indexed to the US Dollar (US$), Euro (€), British Pound (£), Australian Dollar (AU$), Canadian Dollar (C$), and Chinese Yuan Renminbi (CNY).

Below are the main exposures to currency exchange risk, given the relevance of these currencies in the Company's operations, along with stress scenario analyses and Value at Risk (VaR) assessments to measure both total exposure and the specific cash flow risk with B3 and CME. On a consolidated basis, the Company discloses these exposures considering the variations of a particular foreign currency in relation to each subsidiary's functional currency.

96

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	Company									
	USD		EUR		GBP		CAD		CNY	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
OPERATING										
Cash and cash equivalents	**1,901,064**	2,767,180	**58,407**	161,775	**6,623**	16,901	**1,980**	3,389	**37,675**	18,652
Trade accounts receivable	**3,314,422**	1,530,322	**223,559**	237,649	**55,743**	38,864	**14,107**	3,699	**16,726**	5,831
Sales orders	**3,240,158**	2,345,443	**137,284**	257,417	**25,200**	81,782	**17,932**	420	**44,569**	26,727
Trade accounts payable	**(424,353)**	(246,588)	**(38,385)**	(27,667)	**(3)**	**(237)**	–	–	–	–
Operating subtotal	**8,031,291**	**6,396,357**	**380,865**	**629,174**	**87,563**	**137,310**	**34,019**	**7,508**	**98,970**	**51,210**
FINANCIAL										
Advances to customers	–	**(512,091)**	–	**(52,330)**	–	–	–	–	–	(8,202)
Loans and financing	**(424,216)**	(1,464,859)	**(3,803)**	(15,579)	–	–	–	–	–	–
Financial subtotal	**(424,216)**	**(1,976,950)**	**(3,803)**	**(67,909)**	–	–	–	–	–	**(8,202)**
Operating financial subtotal	**7,607,075**	**4,419,407**	**377,062**	**561,265**	**87,563**	**137,310**	**34,019**	**7,508**	**98,970**	**43,008**
Related parties transaction, net	**(620,487)**	–	–	–	–	–	–	–	–	–
Total exposure	**6,986,588**	**4,419,407**	**377,062**	**561,265**	**87,563**	**137,310**	**34,019**	**7,508**	**98,970**	**43,008**
DERIVATIVES										
Future contracts	**(227,086)**	697,909	**(396,154)**	(481,644)	**(116,430)**	(152,117)	**(49,538)**	–	**(123,846)**	(72,620)
Non Deliverable Forwards (NDF´s)	**(2,167,305)**	(3,582,562)	–	–	–	–	–	–	–	–
Total derivatives	**(2,394,391)**	**(2,884,653)**	**(396,154)**	**(481,644)**	**(116,430)**	**(152,117)**	**(49,538)**	–	(123,846)	(72,620)
NET EXPOSURE IN R$	**4,592,197**	**1,534,754**	**(19,092)**	**79,621**	**(28,867)**	**(14,807)**	**(15,519)**	**7,508**	**(24,876)**	**(29,612)**

	Consolidated												
	USD		EUR		GBP		MXN	AUD		CAD		CNY	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2023 [(1)]	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
OPERATING													
Cash and cash equivalents	**10,153,690**	7,604,779	**311,727**	329,956	**99,680**	97,319	1,314,427	**557**	203	**2,989**	3,409	**43,664**	34,096
Trade accounts receivable	**6,646,802**	2,806,266	**1,021,830**	715,733	**406,736**	240,823	649,281	**3,362**	1,167	**89,090**	50,195	**18,356**	36,444
Sales orders	**6,580,960**	4,437,512	**488,288**	356,147	**336,673**	1,053,024	–	–	–	**17,932**	420	**44,569**	26,727
Trade accounts payable	**(1,842,430)**	(846,168)	**(484,662)**	(362,919)	**(100,758)**	(76,715)	(1,294,723)	**(15,697)**	(1,549)	–	–	–	–
Purchase orders	**(517,013)**	(274,549)	**(55,287)**	(87,203)	–	–	–	–	–	–	–	–	–
Operating subtotal	**21,022,009**	**13,727,840**	**1,281,896**	**951,714**	**742,331**	**1,314,451**	**668,985**	**(11,778)**	**(179)**	**110,011**	**54,024**	**106,589**	**97,267**
FINANCIAL													
Margin cash	**1,363**	–	–	–	–	–	–	–	–	–	–	–	–
Advances to customers	**(29,001)**	(539,165)	**(9,672)**	(61,100)	**(1,184)**	(2,474)	–	–	–	–	–	**(729)**	(16,695)
Loans and financing	**(7,993,463)**	(1,485,299)	**(3,803)**	(15,579)	–	–	–	–	–	**(3,622)**	(2,348)	–	–
Financial subtotal	**(8,021,101)**	**(2,024,464)**	**(13,475)**	**(76,679)**	**(1,184)**	**(2,474)**	–	–	–	**(3,622)**	(2,348)	**(729)**	(16,695)
Operating financial subtotal	**13,000,908**	**11,703,376**	**1,268,421**	**875,035**	**741,147**	**1,311,977**	**668,985**	**(11,778)**	**(179)**	**106,389**	**51,676**	**105,860**	**80,572**
Related party transactions, net													
Total exposure													
DERIVATIVES													
Future contracts	**11,393**	(1,214,139)	**(530,029)**	(663,598)	**(211,126)**	(213,703)	–	–	–	**(49,538)**	–	**(133,754)**	(72,620)
Deliverable Forwards (DF´s)	**(4,112,207)**	(1,926,954)	**439,337**	325,834	**(165,861)**	(69,565)	–	**17,091**	13,778	**(183,366)**	508,893	–	(34,075)
Non Deliverable Forwards (NDF´s)	**(2,583,167)**	(6,326,417)	**(121,115)**	24,550	**(38,776)**	(470,206)	–	–	–	–	–	–	–
Total derivatives	**(6,683,981)**	**(9,467,510)**	**(211,807)**	**(313,214)**	**(415,763)**	**(753,474)**	–	**17,091**	**13,778**	**(232,904)**	**508,893**	**(133,754)**	**(106,695)**
NET EXPOSURE IN R$	**6,316,927**	**2,235,866**	**1,056,614**	**561,821**	**325,384**	**558,503**	**668,985**	**5,313**	**13,599**	**(126,515)**	**560,569**	**(27,894)**	**(26,123)**

(1) We have no exposure because we changed the functional currency of the indirect subsidiary, PPC Mexico.

97

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

a2.1. Sensitivity analysis and derivative financial instruments breakdown:

a2.1.1 USD - American dollars (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 15%			Scenario (iii) Interest rate variation - 30%		
				Effect on income			Effect on income			Effect on income	
Exposure of R$	Risk	Closing exchange rate	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated
Operating	Appreciation	6.1923	6.0748	(152,434)	(398,998)	5.2635	(1,204,687)	(3,153,284)	4.3346	(2,409,387)	(6,306,603)
Financial	Depreciation	6.1923	6.0748	8,052	152,241	5.2635	63,632	1,203,159	4.3346	127,265	2,406,330
Derivatives	Depreciation	6.1923	6.0748	45,446	126,862	5.2635	359,157	1,002,592	4.3346	718,317	2,005,194
				(98,936)	**(119,895)**		**(781,898)**	**(947,533)**		**(1,563,805)**	**(1,895,079)**

			Company					
			December 31, 2024			December 31, 2023		
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	American dollar	Short	**(4,542)**	**(227,086)**	**4**	13,958	697,909	(467)

			Consolidated					
			December 31, 2024			December 31, 2023		
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	American dollar	Short	**4,765**	**11,393**	**76**	52,199	(1,214,139)	(10,061)

			Company					
			December 31, 2024			31.12.23		
Instrument	Risk factor	Nature	(USD)	Notional (R$)	Fair value	(USD)	(R$)	Fair value
Non Deliverable Forwards	American dollar	Short	**(350,000)**	**(2,167,305)**	**(98)**	(740,000)	(3,582,562)	35,174

			Consolidated					
			December 31, 2024			December 31, 2023		
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	American dollar	Short	**(664,084)**	**(4,112,207)**	**(104,452)**	(398,024)	(1,926,954)	141,124
Non Deliverable Forwards	American dollar	Short	**(417,158)**	**(2,583,167)**	**(5,881)**	(1,306,760)	(6,326,417)	67,656

a2.1.2 EUR - EURO (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 15%			Scenario (iii) Interest rate variation - 30%		
				Effect on income			Effect on income			Effect on income	
Exposure of R$	Risk	Closing exchange rate	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated
Operating	Appreciation	6.4363	6.3203	(6,867)	(23,113)	5.4709	(57,129)	(192,283)	4.5054	(114,259)	(384,569)
Financial	Depreciation	6.4363	6.3203	69	243	5.4709	571	2,021	4.5054	1,141	4,043
Derivatives	Depreciation	6.4363	6.3203	7,143	3,819	5.4709	59,423	31,771	4.5054	118,846	63,542
				345	**(19,051)**		**2,865**	**(158,491)**		**5,728**	**(316,984)**

			Company					
			December 31, 2024			December 31, 2023		
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	Euro	Short	**(6,155)**	**(396,154)**	**1**	(9,000)	(481,644)	1,805

			Consolidated					
			December 31, 2024			December 31, 2023		
Instrument	Risk factor	Nature	Notional (EUR)	Notional (R$)	Fair value	Notional (EUR)	Notional (R$)	Fair value
Future Contract	Euro	Long	**2,074**	**(530,029)**	**303**	(5,600)	(663,598)	2,486
Deliverable Forwards	Euro	Short	**68,259**	**439,337**	**14,713**	60,885	325,834	(9,126)
Non Deliverable Forwards	Euro	Short	**(18,818)**	**(121,115)**	**2,601**	4,587	24,550	(3,157)

a2.1.3 GBP - British Pound (amounts in thousands of R$):

98

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

			Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 15%			Scenario (iii) Interest rate variation - 30%		
				Effect on income			Effect on income			Effect on income	
Exposure of R$	Risk	Closing exchange rate	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated
Operating	Appreciation	7.7620	7.6173	(1,632)	(13,837)	6.5977	(13,135)	(111,350)	5.4334	(26,269)	(222,699)
Financial	Depreciation	7.7620	7.6173	-	22	6.5977	-	178	5.4334	-	355
Derivatives	Depreciation	7.7620	7.6173	2,170	7,750	6.5977	17,465	62,364	5.4334	34,929	124,729
				538	(6,065)		4,330	(48,808)		8,660	(97,615)

			Company					
			December 31, 2024			December 31, 2023		
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Future Contract	British pound	-	(1,500)	(116,430)	-	(2,470)	(152,117)	761

			Consolidated					
			December 31, 2024			December 31, 2023		
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Future Contract	British pound	-	1,219	(211,126)	77	(1,470)	(213,703)	1,069

			Consolidated					
			December 31, 2024			December 31, 2023		
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Deliverable Forwards	British pound	Long	(21,368)	(165,861)	(4,180)	(11,296)	(69,565)	978
Non Deliverable Forwards	British pound	Long	(4,996)	(38,776)	(793)	(76,350)	(470,206)	315

a2.1.4 AUD - Australian Dollar (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%	
				Effect on income		Effect on income		Effect on income
Exposure of R$	Risk	Closing exchange rate	Exchange rate	Consolidated	Exchange rate	Consolidated	Exchange rate	Consolidated
Operating	Depreciation	3.8392	3.7729	203	3.2633	1,767	2.6874	3,533
Derivatives	Appreciation	3.8392	3.7729	(295)	3.2633	(2,564)	2.6874	(5,127)
				(92)		(797)		(1,594)

			Consolidated					
			December 31, 2024			December 31, 2023		
Instrument	Risk	Nature	Notional (AUD)	Notional (R$)	Fair value	Notional (AUD)	Notional (R$)	Fair value
Deliverable Forwards	Australian dollar	Long	4,452	17,091	12	4,190	13,778	(5)

a2.1.5 CAD (Dólar Canadense):

			Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 15%			Scenario (iii) Interest rate variation - 30%		
				Effect on income			Effect on income			Effect on income	
Exposure of R$	Risk	Closing exchange rate	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated
Operating	Appreciation	4.3047	4.3762	565	1,827	4.9504	5,103	16,502	5.5961	10,206	33,003
Financial	Depreciation	4.3047	4.3762	-	(60)	4.9504	-	(543)	5.5961	-	(1,087)
Derivatives	Depreciation	4.3047	4.3762	(823)	(3,868)	4.9504	(7,431)	(34,936)	5.5961	(14,862)	(69,871)
				(258)	(2,101)		(2,328)	(18,977)		(4,656)	(37,955)

			Company					
			December 31, 2024			31.12.23		
Instrument	Risk	Nature	Notional (CAD)	Notional (R$)	Fair value	Notional (CAD)	Notional (R$)	Fair value
Future Contract	Canadian dollar	-	(800)	(49,538)	-	-	-	-

99

ASPEN RIDGE Primo GREAT SOUTHERN HUON Friboi Swift Pilgrim's RICHMOND Seara Bare Swift ADAPTABLE

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

			Consolidated					
			December 31, 2024			31.12.23		
Instrument	Risk	Nature	Notional (CAD)	Notional (R$)	Fair value	Notional (CAD)	Notional (R$)	Fair value
Future Contract	Canadian dollar	Short	(800)	(49,538)	-	-	-	-

			Consolidated					
			December 31, 2024			31.12.23		
Instrument	Risk	Nature	Notional (CAD)	Notional (R$)	Fair value	Notional (CAD)	Notional (R$)	Fair value
Deliverable Forwards	Canadian dollar	Short	(42,597)	(183,366)	(4,180)	139,339	508,893	24,463

a2.1.6 CYN (Yuan Renminbi chinês):

			Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%		
				Effect on income			Effect on income			Effect on income	
Exposure of R$	Risk	Closing exchange rate	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated
Operating	Appreciation	0.8483	0.8644	1,880	2,024	0.9756	14,846	15,989	1.1028	29,691	31,977
Financial	Depreciation	0.8483	0.8644	-	(14)	0.9756	-	(109)	1.1028	-	(219)
Derivatives	Depreciation	0.8483	0.8644	(2,352)	(2,540)	0.9756	(18,578)	(20,064)	1.1028	(37,154)	(40,126)
				(472)	(530)		(3,732)	(4,184)		(7,463)	(8,368)

			Company					
			December 31, 2024			31.12.23		
Instrument	Risk factor	Nature	Notional (CYN)	Notional (R$)	Fair value	Notional (CYN)	Notional (R$)	Fair value
Future Contract	Yuan	Short	(2,000)	(123,846)	-	(1,500)	(72,620)	327

			Consolidated					
			December 31, 2024			31.12.23		
Instrument	Risk factor	Nature	Notional (CYN)	Notional (R$)	Fair value	Notional (CYN)	Notional (R$)	Fair value
Future Contract	Yuan	Short	158,000	(133,754)	(20)	(1,500)	(72,620)	327

			Consolidated					
			December 31, 2024			31.12.23		
Instrument	Risk factor	Nature	Notional (CYN)	Notional (R$)	Fair value	Notional (CYN)	Notional (R$)	Fair value
Non Deliverable Forwards	Yuan	Long	-	-	-	(50,000)	(34,075)	398

a3. Commodity price risk

The Company operates globally (the entire livestock protein chain, biodiesel and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Company and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

Biological assets are a very important raw material used by the Company. In order to maintain future supply of these materials, the Company participates in forward contracts to anticipate purchases with suppliers. To complement these forward purchases, the Company use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations—on inventories and sales contracts. The Company takes the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

a3.1. Position balance in commodities (cattle) contracts and corn (grain) of the Company:

Given the nature of its operations, the Company is exposed to volatility in cattle prices, where price fluctuations arise from factors beyond the Company's control, such as climate, cattle supply, transportation costs and agricultural policies among others. Forward purchases of cattle can be negotiated at floating (prices marked at the delivery day current price) or fixed prices. The Company may use future contracts traded at the B3 to balance these exposures.

The factors that influence the commodity price risk reduction strategy are the timing of term contracts for cattle purchases considering any negotiated values and terms.

The Company's exposure to cattle price fluctuation as of December 31, 2024 and 2023 are presented below in accordance with the Company's Financial and Commodities Risk Management Policy and are representative of the exposure at each period end.

	Company	
EXPOSURE in Commodities (Cattle)	December 31, 2024	December 31, 2023
DERIVATIVES		
Future contracts	687	(491)
Subtotal	687	(491)
NET EXPOSURE	687	(491)

100

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

EXPOSURE in Commodities (Corn)	Company 31.12.24	Company 31.12.23
DERIVATIVES		
Future contracts	94	(224)
Subtotal	94	(224)
NET EXPOSURE	94	(224)

Sensitivity analysis:

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%	
				Effect on income		Effect on income		Effect on income
Exposure	Risk	Closing price	Price	Company	Price	Company	Price	Company
Derivatives	Depreciation	274.35	270.43	(10)	205.76	(172)	137.17	(344)
				(10)		(172)		(344)

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%	
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	Company	Price	Company	Price	Company
Derivatives	Depreciation	(1.07)	-	(25.00)	(24)	(50.00)	(47)
			-		(24)		(47)

Derivatives financial instruments breakdown:

			Company					
			December 31, 2024			December 31, 2023		
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future Contracts	Commodities (Cattle)	Short	6,548	687	(16,831)	(6)	(491)	1

			Company					
			December 31, 2024			December 31, 2023		
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future Contracts	Commodities (Grains)	Short	4,161	94	(4)	(7)	(224,028)	4,500

a3.2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

Seara Alimentos is exposed to price volatility of grain, which changes based on factors beyond the management's control, such as climate, the supply volume, transportation costs, agricultural policies and others.

Seara Alimentos, in accordance with its policy of inventory management, started the strategy of managing the risk of grain's price by actively monitoring the Company´s grains needs, including expectations of future consumption, anticipated purchases, combined with future market operations, by hedging with grain futures on B3, CME and Over the Counter (OTC), through Non-Deliverable Forwards (NDFs), in order reduce price volatility.

The internal controls used for coverage and risk management are made through spreadsheets and monitoring of operations performed and calculation of VAR for 1 day, with a confidence interval of 99%.

Management's estimate at the exposure risk to grain's price changes at Seara Alimentos at December 31, 2024 and 2023 are presented below in accordance with the Financial and Commodities Risk Management Policy and are representative of the exposure incurred during the period.

EXPOSURE in Commodities (Grain)	Seara Alimentos December 31, 2024	Seara Alimentos December 31, 2023
OPERATING		
Purchase orders	354,573	552,376
Subtotal	354,573	552,376
DERIVATIVES		
Future contracts	110,034	-
Subtotal	110,034	-
NET EXPOSURE	464,607	552,376

Sensitivity analysis:

101

(JBS)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%	
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	Seara Alimentos	Price	Seara Alimentos	Price	Seara Alimentos
Operating	Depreciation	(1.07)%	(3,780)	(25.00)%	(88,643)	(50.00)%	(177,287)
Derivatives	Depreciation	(1.07)%	(1,173)	(25.00)%	(27,509)	(50.00)%	(55,017)
			(4,953)		(116,152)		(232,304)

Derivatives financial instruments breakdown:

			Seara Alimentos					
			December 31, 2024			December 31, 2023		
Instrument	Risk	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future contracts	Commodities (Grains)	Short	2,788	110,034	519	-	-	-

a3.2.1. Hedge accounting of Seara Alimentos:

From the third quarter of 2021, the indirect subsidiary Seara Alimentos reviewed its hedge policies and started to apply hedge accounting in grain operations, aiming at bringing stability to the subsidiary's results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument's gain or loss is recognized under "Other comprehensive income (expense)" and the ineffective amount under "Financial income (expense), net", and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Company's own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; and changes in the timing of the hedged transactions.

Seara Alimentos also designates derivatives to hedge the fair value of debt instruments with floating interest rates through swaps of fixed interest rates, measured in accordance with fair value hedge accounting.

a3.2.1.1. Hedge accounting:

Below is shown the effects on income for the period, on other comprehensive income and on the balance sheet of derivative financial instruments contracted for hedging exchange rates, commodity prices and interest rates (cash flow and fair value hedges):

	Seara Alimentos	
Income statement:	December 31, 2024	December 31, 2023
Cost of sales before hedge accounting adoption	(38,475,512)	(38,631,456)
Derivatives operating income (loss)	(4,601)	156,991
Currency	-	7,140
Commodities	(4,601)	149,851
Cost of sales with hedge accounting	(38,480,113)	(38,474,465)
Financial income (expense), net excluding derivatives	1,440,827	(383,453)
Derivatives financial income (expense), net	(527,833)	71,350
Currency	(463,306)	197,979
Commodities	(62,865)	(120,653)
Interests	(1,662)	(5,976)
Financial income (expense), net	1,968,660	(312,103)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	Seara Alimentos	
Statements of other comprehensive income (expense):	December 31, 2024	December 31, 2023
Financial instruments designated as *hedge accounting:*	1,894	(2,660)
Currency	-	191
Commodities	1,894	(2,851)
Other comprehensive income	4,554	39,041

Cash Flow Hedge Movement	December 31, 2022	OCI	09.30.23
Hedge accounting operations at Company Seara	(2,660)	4,554	1,894
Deferred income tax on hedge accounting	905	(1,548)	(643)
Total of other comprehensive income (expense)	(1,755)	3,006	1,251

Below are the effects on the balance sheet, after the adoption of hedge accounting:

102

(JBS)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	Seara Alimentos	
	December 31, 2024	12.31.23
Balance sheet:		
Derivative (liabilities)/assets	**519**	**–**
Financial instruments designated as *hedge accounting:*		
Commodities	519	–
Derivative (liabilities)/assets	**430**	**21,656**
Financial instruments not designated as *hedge accounting:*		
Commodities	430	24,097
Interests	–	(2,441)
Other comprehensive income (expense)	**1,894**	**(2,660)**
Currency	–	191
Commodities	1,894	(2,851)
Inventories	**124**	**31,845**
Currency	–	660
Commodities	124	31,185

Open balance sheet position of derivative assets and liabilities:

	Seara Alimentos	
	December 31, 2024	12.31.23
Assets:		
Designated as hedge accounting	**519**	**–**
Currency	519	
Not designated as hedge accounting	**430**	**24,097**
Currency	430	24,097
Interests	–	–
Current assets	**949**	**24,097**
Non-current assets	**–**	**–**
(Liabilities):		
Not designated as *hedge accounting*	**–**	**2,441**
Currency	–	2,441
Current liabilities		
	–	**2,441**

a3.3. Position balance in commodities derivatives financial instruments of JBS USA:

The JBS USA exposure to cattle price fluctuation as of December 31, 2024 and 2023 are presented below in accordance with the Company's Financial and Commodities Risk Management Policy and are representative of the exposure at each period end.

	JBS USA	
EXPOSURE in Commodities	**December 31, 2024**	**December 31, 2023**
OPERATIONAL		
Firm contracts of cattle purchase	**22,907,111**	15,639,117
Subtotal	**22,907,111**	**15,639,117**
DERIVATIVES		
Deliverable Forwards	**52,849,548**	1,883,895
Subtotal	**52,849,548**	**1,883,895**
NET EXPOSURE	**75,756,659**	**17,523,012**

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 15%		Scenario (iii) Price variation - 30%	
			Effect on income		Effect on income		Effect on income
Exposure	**Risk**	**Price**	**JBS USA**	**Price**	**JBS USA**	**Price**	**JBS USA**
Operating	Depreciation	(2.10)%	(480,362)	(15.00)%	(3,436,067)	(30.00)%	(6,872,133)
Derivatives	Depreciation	(2.10)%	(1,108,255)	(15.00)%	(7,927,432)	(30.00)%	(15,854,864)
			(1,588,617)		**(11,363,499)**		**(22,726,997)**

Derivatives financial instruments breakdown:

			Consolidated					
			December 31, 2024			December 31, 2023		
Instrument	**Risk**	**Nature**	**Notional (USD)**	**Notional (R$)**	**Fair value**	**Notional (USD)**	**Notional (R$)**	**Fair value**
Deliverable Forwards	Commodities (Cattle)	Short	**8,534,720**	**52,849,548**	**(373,024)**	389,130	1,883,895	(9,595)

103

ASPEN RIDGE Primo GREAT SOUTHERN HUON Friboi Swift Pilgrim's RICHMOND Seara Just Bare Swift ADAPTABLE

JBS

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

a4. Credit risk

The Company is potentially exposed to credit risks related to its trade accounts receivable, financial investments, and hedging contracts. Further details on trade accounts receivable are provided in Note 4 – Trade Accounts Receivable.

For financial transactions with financial institutions as counterparties (investments and hedging contracts), the Company applies exposure limits established by the Risk Management Committee, based on credit ratings assigned by specialized international rating agencies.

The Company considers a financial asset to be in default when:
• the debtor is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or
• the losses are expected based on the client's operational history and credit.

Amounts invested in private bonds (notably bank certificates of deposit) and receivables transactions contracted with banks must comply with the following table limits such that the total volume does not exceed a specified percentage of the equity of the financial institution (% Equity). Additionally, the maturity of the financial investment should be no longer than the maximum horizon.

Category	% Equity	Maximum horizon
AAA	2.00 %	5 years
AA	1.00 %	3 years
A	0.50 %	2 years
BBB	0.25 %	1 year

The book value of the financial assets representing the maximum exposure to credit risk on the closing date of these financial statements was:

	Company					
	December 31, 2024			December 31, 2023		
	Weighted average loss rate	Gross carrying amount	Impairment loss allowance	Weighted average loss rate	Gross carrying amount	Impairment loss allowance
Cash and cash equivalents	–	4,525,210	–	–	4,458,670	–
Margin cash	–	177,636	–	–	64,754	–
Trade accounts receivable	(6.02)%	5,525,252	(332,769)	(9.05)%	2,575,423	(232,988)
Related party receivables	–	494,269	–	–	1,807,878	–
		10,722,367	(332,769)		8,906,725	(232,988)

	Consolidated					
	December 31, 2024			December 31, 2023		
	Weighted average loss rate	Gross carrying amount	Impairment loss allowance	Weighted average loss rate	Gross carrying amount	Impairment loss allowance
Cash and cash equivalents	–	34,761,540	–	–	22,122,405	–
Margin cash	–	845,581	–	–	641,283	–
Trade accounts receivable	(2.38)%	23,131,584	(551,484)	(2.50)%	16,416,149	(411,088)
Related party receivables	–	479,006	–	–	573,955	–
		59,217,711	(551,484)		39,753,792	(411,088)

a5. Liquidity risk

Liquidity risk arises from the working capital management of the company and its subsidiaries, where the obligations to pay principal and interest on financing are classified as debt instruments. Liquidity risk is the risk that the Company will not have the liquidity available to meet its financial obligations when they are maturity.

The Company's management manages liquidity risk through overall leverage and monitoring net debt. This ratio compares the Company's net debt (total loans and financing minus total cash and cash equivalents) divided by "Adjusted EBITDA" for the last 12 months. The working capital management strategy management strategy includes maintaining its leverage, in order to ensure that the Company can meet its financial obligations and, at the same time, achieve efficiency in its cost of financing.

The index of liquidity and leverage at the consolidated are shown below:

	Consolidated	
	December 31, 2024	December 31, 2023
Leverage indicator (R$) (*)	2.15 x	4.32 x
Leverage indicator (USD) (*)	1.89 x	4.42 x

(*) To calculate the leverage indicator the Company used the reais and dollar correction rates of the last day of the year (closing rate). This criteria is intended to equalize the net debt and EBITDA at the same exchange rate.

The table below shows the contractual obligation amounts from financial liabilities of the Company according to their maturities:

104

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	Company									
	December 31, 2024					December 31, 2023				
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
Trade accounts payable	7,989,133	–	–	–	7,989,133	5,934,371	–	–	–	5,934,371
Loans and financing	113,677	428,317	860,165	5,220,831	6,622,990	1,297,393	434,060	1,020,575	10,496,073	13,248,101
Estimated interest on loans and financing [1]	453,479	1,324,965	701,503	1,952,192	4,432,139	860,094	788,465	1,499,084	3,092,861	6,240,504
Derivatives financing liabilities (assets)	327,673	618,479	–	–	946,152	42,513	–	–	–	42,513
Lease liabilities	79,643	128,833	12,794	3,199	224,469	53,037	41,810	38,596	17,587	151,030
Other financial liabilities	100,916	101,250	–	150,000	352,166	72,680	101,250	–	300,000	473,930

	Consolidated									
	December 31, 2024					December 31, 2023				
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
Trade accounts payable	38,356,488	–	–	–	38,356,488	30,040,844	–	–	–	30,040,844
Loans and financing	12,906,149	12,565,367	12,827,860	81,377,945	119,677,321	4,316,360	828,968	5,870,259	85,806,238	96,821,825
Estimated interest on loans and financing [1]	15,222,640	15,113,052	5,201,215	35,110,448	70,647,355	6,598,186	5,095,409	9,247,444	35,778,473	56,719,512
Derivatives financing liabilities (assets)	1,027,793	619,766	–	–	1,647,559	698,361	–	–	–	698,361
Lease liabilities	2,078,637	3,555,110	1,457,807	3,646,073	10,737,627	(13,537)	1,420,650	2,141,172	5,365,648	8,913,933
Other financial liabilities	100,916	101,250	–	150,000	352,166	102,452	101,250	–	300,000	503,702

[1] Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates at December 31, 2024 an December 31, 2023. Payments in foreign currencies are estimated using the December 31, 2024 and 2023 exchange rates.

The Company has future commitment for purchase of grains and cattle whose balances at December 31, 2024 in the amount of R$365,328 (R$442.817 at December 31, 2023), in the Company and R$207.6 billions (R$172.4 billions at December 31, 2023), in the Consolidated.

The Company has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2024 is R$177,636 (R$64,754 at December 31, 2023). This guarantee is larger than its collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2024 is R$643,999 (R$325.988 at December 31, 2023). This guarantee is larger than its collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2024 is R$23,946 (R$250,540 in 31 de dezembro de 2023). This guarantee is larger than its collateral.

As disclosed in Note 16 – Loans and financings, the Company has a bank loan that contains a loan covenant. A future breach of covenant may require the Company to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on contingent consideration and derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the contingency change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

The Company has no guarantees received from third parties deemed relevant.

a6. Risks linked to climate change and the sustainability strategy

In view the Company's operations, there is inherent exposure to risks related to climate change. Certain Company assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of these financial statements.

In the year ended December 31, 2024, Management considered as main risk the data and assumptions highlighted below:

(i) possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company's biological assets, as follows:
• losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;
• reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and
• interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii) structural changes and their impacts on the business, such as:
• regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;
• reputational: related to customers' perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

105

29 Approval of the financial statements The issuance of these individual and consolidated financial statements was approved by the Board of Directors on March 25, 2025. BOARD OF DIRECTORS Chairman: Jeremiah Alphonsus O’Callaghan Vice-Chairman: José Batista Sobrinho Advisor: Wesley Mendonça Batista Advisor: Joesley Mendonça Batista Independent Board Member: Alba Pettengill Independent Board Member: Gelson Luiz Merisio Independent Board Member: Cledorvino Belini Independent Board Member: Francisco Turra Independent Board Member: Carlos Hamilton Vasconcelos Araújo Independent Board Member: Kátia Regina de Abreu Gomes Independent Board Member: Paulo Bernardo Silva STATUTORY AUDIT COMMITTEE REPORT The Statutory Audit Committee reviewed the individual and consolidated financial statements for the years ended at December 31, 2024, at March 25, 2025. Based on the procedures performed, also considering KPMG Auditores Independentes Ltda. audit report, as well as the information and clarifications received during the period, the Committee recommends that these documents are in a position to be considered by the Board of Directors. STATUTORY AUDIT COMMITTEE Chairman: Carlos Hamilton Vasconcelos Araújo Committee Member: Mauro Mitio Inagaki Committee Member: Gelson Luiz Merisio FISCAL COUNCIL REPORT The Fiscal Council, in the use of its legal and statutory attributions, examined and discussed with the Administration the earnings release and the Company’s individual and consolidated financial statements including the proposal for the earning allocation for the years ended at December 31, 2024, at March 25, 2025, and validated these financial statements approved by the Company’s Board of Directors on this date. Based on our review, the information and clarifications received during this period and considering KPMG Auditores Independentes Ltda. audit report on the individual and consolidated financial statements, without reservations, issued on this date, the Fiscal Council was not aware of any additional fact that would lead us to believe that the aforementioned financial statements do not reflect in all material respects the information contained therein and that are in a position to be disclosed by the Company. FISCAL COUNCIL Chairman: Adrian Lima da Hora Council Member: Demetrius Nichele Macei Council Member: José Paulo da Silva Filho Council Member: Orlando Octávio de Freitas Júnior Council Member: Patrícia da Silva Barros STATEMENT OF OFFICERS ON THE FINANCIAL STATEMENTS AND ON THE INDEPENDENT AUDITORS REPORT The Company’s Officers declare at March 25, 2025, for the purposes of Article 25, paragraph 1, item V and VI of CVM Instruction No. 480 of December 7, 2009, that: (i) They reviewed, discussed and agreed with the independent auditors report on the individual and consolidated financial statements for the years ended at December 31, 2024, and (ii) They reviewed, discussed and agreed with the financial statements for the years ended at December 31, 2024. STATUTORY BOARD Global Chief Executive Officer: Gilberto Tomazoni Administrative and Control Officer: Eliseo Santiago Perez Fernandez Chief Financial Officer: Guilherme Perboyre Cavalcanti Officer: Jeremiah Alphonsus O’Callaghan Global Chief Operating Officer: Wesley Mendonça Batista Filho Director of Accountant: Agnaldo dos Santos Moreira Jr. (CRC SP: 244207/O-4) * * * * * Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023 (Expressed in thousands of Brazilian reais) 106

Exhibit B.2 Financial Statements of JBS Participações as of the Base Date (in compliance with article 6 of CVM Resolution 78)

JBS Participações Societárias S.A. Financial statements and independent auditor’s report December 31, 2024 and 2023 index Page Report of the independent auditor on the financial statements 2 Balance sheets 5 Income statements for the years ended December 31, 2024 and 2023 6 Comprehensive income statements for the years ended December 31, 2024 and 2023 7 Statements of changes in shareholders’ equity for the years ended December 31, 2024 and 2023 8 Statements of cash flows for the years ended December 31, 2024 and 2023 9 Note 1 – Background information 10 Note 2 - Basis of preparation 10 Note 3 - Cash and cash equivalents 14 Note 4 - Dividend receivable 14 Note 5 - Investments in an affiliate 14 Note 6 - Shareholders’ equity 15 Note 7 - Risk management and financial instruments 15

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG’s global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Auditores Independentes Ltda. Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte, Chácara Santo Antônio, CEP 04719-911, São Paulo - SP Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil Telefone +55 (11) 3940-1500 kpmg.com.br Independent auditors’ report on the financial statements To the Shareholders and Management JBS Participações Societárias S.A. São Paulo - SP Opinion We have audited the financial statements of JBS Participações Societárias S.A. (the “Company”), which comprise the statement of financial position as of December 31, 2024, and the statements of income (loss) and other comprehensive income, changes in equity and cash flows for the year then ended, and the notes to the financial statements, comprising material accounting policies and other explanatory information. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of JBS Participações Societárias S.A. as of December 31, 2024, and its financial performance and cash flows for the year then ended, in accordance with accounting policies adopted in Brazil and the International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the section “Auditors’ Responsibilities for the Audit of the Financial Statements” of our report. We are independent of the Company in accordance with the relevant ethical requirements included in the Brazilian Accountant’s Code of Professional Ethics and in the professional standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Other information accompanying the financial statements and the independent auditors’ report Management is responsible for other information that comprises the management report. Our opinion on the financial statements does not cover the management report and we do not express any form of assurance conclusion on this report. In connection with our audit of the financial statements, our responsibility is to read the management report and, in doing so, consider whether that report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstateed. If, based on the work we have performed, we conclude that there is material misstatement of the management report, we are required to report that fact. We have nothing to report on this regard. 2

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG’s global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Responsibilities of management for the financial statements Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards), and for such internal controls as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Auditors’ Responsibilities for the Audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and international standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve the override of internal control, collusion, forgery, omissions, or intentional misrepresentations. – Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. – Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern. – Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation. – We plan and perform group audits to obtain sufficient and complete audit evidence regarding the financial information of the group entities or business units as a basis for forming an opinion on the group’s individual and consolidated financial statements. We are responsible for directing, supervising and reviewing the audit work performed for the purposes of the group audit and, consequently, for the audit opinion. 3

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG’s global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. We communicate with management regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. São Paulo, April 11, 2025 KPMG Auditores Independentes Ltda. CRC 2SP014428/O-6 Original report in Portuguese signed by Fabian Junqueira Sousa CRC 1SP235639/O-0 4

Statements of financial position In thousands of Brazi lian Reais - R$ Note 31.12.24 31.12.23 ASSETS CURRENT ASSETS Cash and cash equivalents 3 3 1 Dividends receivable 4 549,929 — TOTAL CURRENT ASSETS 549,932 1 NON-CURRENT ASSETS Investments in an affiliate 5 11,102,344 10,747,876 TOTAL NON-CURRENT ASSETS 11,102,344 10,747,876 TOTAL ASSETS 11,652,276 10,747,877 LIABILITIES AND EQUITY NON-CURRENT LIABILITIES Related party payables 11 — TOTAL NON-CURRENT LIABILITIES 11 — EQUITY 6 Share capital 1 1 Capital reserves 9,314,702 10,408,075 Profit Reserves 2,404,510 20,480 Other comprehensive results (66,948) 319,321 TOTAL EQUITY 11,652,265 10,747,877 TOTAL LIABILITIES EQUITY 11,652,276 10,747,877 The accompanying notes are an integral part of these financial statements. 5

Statements of income for the years ended at December 31, 2024 and 2023 In thousands of Brazilian Reais - R$ Note 2024 2023 NET REVENUE — — Cost of sales — — GROSS PROFIT — — EXPENSES — — PROFIT BEFORE NET FINANCIAL EXPENSES AND TAXES — Net finance expense (8) Share of profit of equity-accounted investees, net of tax 5 2,384,038 20,480 PROFIT (LOSS) BEFORE TAXES 2,384,030 20,480 Total taxes on profit — — NET INCOME 2,384,030 20,480 ATTRIBUTABLE TO: Company shareholders 2,384,030 20,480 The accompanying notes are an integral part of these financial statements. 6

Statements of comprehensive income for the years ended at December 31, 2024 and 2023 In thousands of Brazilian Reais - R$ 2024 2023 Net income 2,384,030 20,480 Cumulative adjustment of conversion and exchange variation in controlled reflections (410,231) 321,301 Other comprehensive results AAP - Reflex equity valuation adjustment 23,962 (1,980) Total Other Comprehensive Income (loss) (386,269) 319,321 Comprehensive income 1,997,761 339,801 Total comprehensive income attributable to: Company shareholders 1,997,761 339,801 1,997,761 360,281 The accompanying notes are an integral part of these financial statements. 7

Statements of changes in shareholders' equity for the years ended December 31, 2024 and 2024
(In thousands of reais)

			Capital reserves		Profit Reserves	Other comprehensive income			
	Note	**Share capital**	**Capital reserves**	**Capital transaction**	**Statutory for investment**	**VAE**	**FCTA**	**Retained earnings**	**Total Equity**
DECEMBER 31, 2022		–	–	–	–	–	–	–	–
Net income		–	–	–	–	–	–	20,480	**20,480**
Cumulative adjustment of translation and exchange variation in affiliates		–	–	–	–	–	321,301	–	**321,301**
Other comprehensive results AAP - Reflex Equity Valuation Adjustment		–	–	–	–	(1,980)	–	–	**(1,980)**
Total Comprehensive income		–	–	–	–	**(1,980)**	**321,301**	**20,480**	**339,801**
Payment of share capital	6	1	–	–	–	–	–	–	**1**
Equity capitalizations		–	10,406,066	–	–	–	–	–	**10,406,066**
Reflex capital transaction		–	–	2,009	–	–	–	–	**2,009**
Statutory reserve for investment		–	–	–	20,480	–	–	(20,480)	–
DECEMBER 31, 2023		**1**	**10,406,066**	**2,009**	**20,480**	**(1,980)**	**321,301**	–	**10,747,877**
Net income		–	–	–	–	–	–	2,384,030	**2,384,030**
Cumulative adjustment of translation and exchange variation in affiliates	6	–	–	–	–	–	(410,231)	–	**(410,231)**
Other comprehensive results AAP - Reflex equity valuation adjustment	6	–	–	–	–	23,962	–	–	**23,962**
Total Comprehensive income		–	–	–	–	**23,962**	**(410,231)**	**2,384,030**	**1,997,761**
Redemption of shares	6	–	(1,099,858)	–	–	–	–	–	**(1,099,858)**
Reflex capital transaction		–	–	6,485	–	–	–	–	**6,485**
Statutory reserve for investment	6	–	–	–	2,384,030	–	–	(2,384,030)	–
DECEMBER 31, 2024		**1**	**9,306,208**	**8,494**	**2,404,510**	**21,982**	**(88,930)**	–	**11,652,265**

The accompanying notes are an integral part of these financial statements.

8

Statements of cash flows for the years ended at December 31, 2024 and 2023 In thousands of Brazilian Reais - R$ Note 2024 2023 Cash flow from operating activities Net income 2,384,030 20,480 Adjustments for: Equity result 5 (2,384,038) (20,480) Net financial result 8 — — — Cash (used in) operating activities Interest paid (8) — Net cash flows (used in) operating activities (8) — Cash flow from investing activities Dividends received 5 1,099,858 — Cash provided by investing activities 1,099,858 — Cash flow from financing activities Redemption of shares 6 (1,099,858) — Debt with related companies Payment of share capital 10 — — 1 Cash provided by (used in) financing activities (1,099,848) 1 Effect of exchange rate changes on cash and cash equivalents — — Net change in cash and cash equivalents 2 1 Cash and cash equivalents beginning of period 1 — Cash and cash equivalents at the end of period 3 1 The accompanying notes are an integral part of these financial statements. 9

Explanatory notes to the financial statements for the years ended December 31, 2024 and 2023 (In thousands of Reais, except when otherwise indicated) 1 Background information JBS Participações S.A. is a public limited company, incorporated on April 26, 2022, domiciled in Brazil, in the city of São Paulo, and is 100% controlled by JBS B.V.. The ultimate controller is J&F Investimentos S.A. On the date of approval of these financial statements, the Company had no employees, and its directors did not receive any compensation. Therefore, the Company did not grant any compensation to key management personnel during the years presented in these financial statements. The financial statements were approved by the Company’s Board of Executive Officers on April 11, 2025. 1.1 Subsequent events Considering that the Company’s main asset is JBS S.A., the main subsequent events of this entity, which could impact the financial statements of JBS Participações S.A., are as follows: New Senior Notes (Bonds) issuances: On January 6, 2025, JBS S.A., through its indirect subsidiaries JBS USA Holding Lux S.a.r.l, JBS USA Food Company and JBS USA Foods Group Holdings, Inc. (together, the “Issuers”), announced the pricing of its senior notes to be offered in the international market in the amount of US$ 1.75 billion (equivalent to R$ 10.83 billion). The issuances were divided into two series: US$ 1.0 billion (R$ 6.19 billion) with an interest rate of 5.95% per year and maturing in 2035, and US$ 750 million (R$ 4.64 billion) with a rate of 6.375% per year and maturing in 2055. The completion of the offering took place on January 21, 2025. In addition, the Issuers have entered into a registration rights agreement, committing to register an exchange offer with the U.S. Securities and Exchange Commission, the SEC, and to complete it within 365 days. The funds raised were used for the payment of short-term debts and other corporate purposes. Investment in Mantiqueira Alimentos Ltda.: On January 27, 2025, JBS S.A. entered into an investment agreement with Mantiqueira Alimentos Ltda., for the acquisition of 48.5% of the total capital stock and 50% of the voting shares of JBS S.A.. Mantiqueira Alimentos Ltda is a leader in the segment of organic eggs, produced without antibiotics or hormones and from free-range chickens, with more than 3 thousand employees and an annual production of approximately 4 billion eggs. The transaction marks JBS S.A.’s entry into the egg sector, in line with its strategy of diversification and expansion of the global protein platform. On February 26, 2025, the acquisition was approved without restrictions by CADE (Administrative Council for Economic Defense). The transaction was closed on April 1, 2025. Agribusiness Receivables Certificates (CRA): On January 28, 2025, an offering of three series of Agribusiness Receivables Certificates (CRAs) issued by JBS S.A.’s indirect subsidiary, Seara Alimentos Ltda., guaranteed by JBS S.A. itself, with maturities scheduled for 2035, 2045 and 2055, totaling a principal amount of R$805 million. The completion of the offering took place on March 6, 2025. The funds raised will be used to finance the purchase of grains. Change in the structure of JBS S/A: On February 13, 2025, JBS S.A. announced that Gilberto Xandó, President of JBS Brazil, assumed the position of President of Wild Fork North America, an indirect subsidiary of JBS Investments Luxembourg. Wild Fork has more than 700 products in its physical and online stores, in addition to proteins, it also offers side dishes, ready meals, vegetables, breads, desserts, seasonings and sauces. Gilberto Tomazoni went on to accumulate the presidency of JBS Brazil. Conditional Partial Redemption of JBS USA’s 5.500% Senior Notes due 2030: On March 21, 2025, JBS USA Food Company, a subsidiary of JBS S.A., made a conditional announcement to redeem the aggregate principal amount of US$850.0 million of its 5.500% Senior Notes due 2030 (“2030 Notes”). The redemption is conditional on receipt of the special cash dividend of $6.30 per share announced by PPC in March 2025 to its shareholders, with payment expected to occur around April 17, 2025. The settlement date is scheduled to occur on May 1, 2025, subject to PPC meeting the cash dividend payment. The redemption price of the 2030 Notes will be equivalent to 102.750% of their respective face value to be redeemed, plus accrued and unpaid interest, if any. Dividend Payment Proposal: On March 25, 2025, the Board of Directors of JBS S.A. approved the proposal for the distribution of dividends from the profit reserve balance for the year 2024, in the amount of R$4.4 billion, corresponding to R$2.00 per common share. These dividends are subject to approval at JBS S.A.’s annual general shareholders’ meeting expected to be held on April 29, 2025. 2 Basis for elaboration and presentation The financial statements were prepared and are presented in accordance with the accounting practices adopted in Brazil (BRGAAP), based on the provisions contained in the Brazilian Corporation Law, pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee – CPC, with the International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards. 2.1 Functional and presentation currency An entity’s functional currency is the currency of the primary economic environment in which it operates. These financial statements are presented in reais (R$), which is the functional currency. All financial information is presented in thousands of reais, unless otherwise stated. 2.2 Judgments and estimates The preparation of financial statements requires that certain judgments and estimates be made about the effects of issues that are inherently uncertain and affect the carrying amount of assets, liabilities, revenues and expenses. Actual results may differ from those estimated, depending on the variables, assumptions, or conditions used by Management. There are no judgments applied in the adoption of accounting policies in these financial statements. The relevant accounting practice for JBS Participações Societárias S.A.: i. Investments Investments in affiliates are accounted for using the equity method. Affiliates are those in which the Company exerts significant influence, but without exercising control. The financial statements of its affiliates are adjusted to adapt their accounting policies to those established by the Company. Considering that the Company’s main asset is JBS S.A., the main accounting policies of this entity, which could impact the financial statements of JBS Participações S.A., are as follows: ii. Inventory register JBS S.A.’s inventories are recorded at the average cost of acquisition or production, which does not exceed market values or net realization value. In the case of finished products and in-process products, the cost includes a portion of the overall production costs based on normal operating capacity, such as raw materials, labor, etc. 10

Explanatory notes to the financial statements for the years ended December 31, 2024 and 2023 (In thousands of Reais, except when otherwise indicated) iii. Fair value measurement for biological assets Live animals are represented by cattle, poultry, pork and fish segregated into consumables and animals for production. Animals for slaughter are destined for the production of fresh meat and/or prepared and processed products and while they do not reach the appropriate weight for slaughter they are classified as immature. The slaughter and production processes occur sequentially in a very short period of time and, as a consequence, only live animals transferred for slaughter in the slaughterhouses are classified as mature. Animals for reproduction (matrices) are those that have the function of producing other biological assets. Until the animals reach reproductive age, they are classified as immature and when they are able to start the reproductive process cycle, they are classified as mature. JBS S.A. and its subsidiaries have determined that the cost method is the most appropriate valuation technique for calculating the fair value of its live animals, primarily because of the short life span of the biological assets, as well as the price that would be received for selling in an active market based on the cost to produce an animal at the same degree of maturity in its life cycle. In the case of animals kept for production, this cost is amortized over time taking into account the reduction in value over their useful life. The measurement of the fair value of biological assets falls under Level 3 of the fair value measurement hierarchy according to IFRS 13 - Measurement of Fair Value due to complex market prices, mathematical models and subjective assumptions used in discounted cash flow models. These assets have unobservable data, such as weight, price of feed inputs, storage cost, medicines, discount rate, wood age, among others. Fair value for live animals may change due to increases or decreases in feed costs, storage costs, and integrated producer costs; For forests, the change may occur due to the increase or decrease in the discount rate, timber price, or age. Recognition and realization of deferred taxes assets Current taxes JBS S.A. and its subsidiaries located in Brazil and abroad are taxed in accordance with the tax legislation in force in each country. JBS S.A. analyzes the results of each subsidiary for the application of its income tax legislation, in order to comply with the treaties signed by Brazil and avoid double taxation. Current income tax and social contribution are calculated on the taxable income of the year and any adjustments from previous years. The amount of current tax payable or receivable is recorded based on the best estimate, taking into account the uncertainties related to the calculation of such taxes. The effective tax rate is calculated based on the tax legislation in force for each period and in each country where JBS S.A. operates. Management periodically evaluates its position on tax issues subject to different interpretations and recognizes, when necessary, a provision for eventual payment of income tax and social contribution. In compliance with the IFRIC 23 interpretation, the Management analyzed the relevant tax decisions and whether they conflict in any way with the positions adopted by JBS S.A. Regarding the known uncertain tax positions, the management has reviewed the respective legal opinions and case law and recognized a provision for such matters. Periodically, JBS S.A. evaluates the tax positions assumed in which there are uncertainties about the tax treatment adopted and, if necessary and applicable, constitutes a provision Deferred taxes JBS S.A.’s tax assets or liabilities may be offset against the tax assets or liabilities if such entities have a legally enforceable right to make or receive a single net payment and they intend to make or receive such net payment or recover the asset and settle the liability simultaneously. At JBS S.A., tax calculations refer to known tax uncertainties due to judgments used to calculate tax liabilities in the application of complex tax regulations, which are constantly evolving in the tax jurisdictions where the Group operates. Deferred taxes will only be recognized if it is probable that in the future there will be a positive tax base for which the temporary differences can be used and the losses offset, based on projections of taxable results as well as technical feasibility studies, submitted annually to the management bodies of JBS S.A., and its subsidiaries, when applicable. Changes in laws and tax rates may affect deferred tax assets and liabilities recorded in the future. Management does not believe that there is a reasonable probability that there will be a material change in the recognized balances, however, at the end of the fiscal year, the calculation may result in a payment that is materially different from the current estimate of tax liabilities or a change in the effective tax rate in the financial statements, due to the complexity of these tax uncertainties. A legal agreement unfavorable to JBS S.A. would require a cash outflow and could result in an increase in the effective tax rate in the calculation; A favorable legal agreement may result in a reduction of the effective tax rate in the calculation. Deferred taxes are constituted on balances of tax losses and negative social contribution basis and temporary active and passive differences on the tax versus accounting basis. Deferred taxes are not recognized when arising from active and/or passive adjustments that do not affect the tax bases, with the exception of business combination adjustments. Deferred taxes are determined using the rates (and laws) effective or substantially effective at the close of the current period and are expected to apply when deferred tax assets are realized or deferred tax liabilities are paid. Deferred tax expenses on goodwill amortization are recorded only at the time there is tax amortization of goodwill in the calculation. Tax losses calculated in Brazil do not expire, however they are limited to the use of 30% on the taxable income of the year. The use of tax losses in other jurisdictions expires between 10 and 20 years. iv. Impairment of financial assets The accounts receivable from JBS S.A. customers correspond to the outstanding amounts of customers in the normal course of business. If the receivable period is equivalent to one year or less, the receivables are classified in current assets, otherwise the corresponding amount is classified in non-current assets. Customer receivables are presented at amortizable cost, minus any estimated loss of their recoverable amount. Accounts receivable from customers in the foreign market is updated based on the exchange rates prevailing on the date of presentation of the financial statements. v. Main assumptions used in the recoverability test of goodwill, fixed assets and intangible assets Goodwill Goodwill is an asset that has an indefinite useful life and must be tested annually or whenever there are indications of a possible loss of value. Any impairment loss is immediately recorded as a loss in the statement of income of JBS S.A., and is not susceptible to subsequent reversal. Fixed assets JBS S.A. tests the recoverability of its assets whenever significant events or changes indicate that the carrying value of this asset may not be recoverable. When the undiscounted future cash flows are estimated to be insufficient to recover the carrying value of the asset, JBS S.A. compares the value of the asset’s future cash flows, discounted to present value using a risk-adjusted discount rate and to the present value and recognizes a provision for impairment of the asset. Intangible assets JBS S.A.’s intangible assets that have a defined useful life are amortized considering the straight-line amortization method or a method that reflects the economic benefit of the intangible asset. Intangible assets that are amortized are impairment tested when events or changes in circumstances indicate that the carrying amount is not recoverable. The residual value of intangible items is immediately written off to their recoverable amount when the residual balance exceeds the recoverable amount. Recoverable amount is the greater of the fair value less disposal costs of an asset and its value in use. The book value of intangible assets with an indefinite useful life, which refer to trademarks and patents and rights to exploit the use of water, has its recoverable value tested annually or when events or changes in circumstances occur that indicate a loss in the recoverable value of these assets. If there is an impairment loss, it is recognized against the carrying amount of the asset. 11

Explanatory notes to the financial statements for the years ended December 31, 2024 and 2023 (In thousands of Reais, except when otherwise indicated) vi. Key assumptions about likelihood and magnitude of an outflow of resources related to the provision for legal proceedings The preparation of JBS S.A.’s financial statements requires Management to use estimates and assumptions regarding its contingencies, which affect the value of assets and liabilities and revenues and expenses in the current reporting period. In particular, given the uncertainties of a fiscal nature in the Brazilian tax legislation, the determination of tax liabilities requires the Administration to use judgments, and the result when the actual realization may differ from the estimates. JBS S.A. and its subsidiaries are subject to labor, civil, tax, social security and other matters. Management needs to estimate the likelihood of any adverse outcome from these lawsuits, as well as estimate the likely losses from these matters. Contingent liabilities are accrued when losses are assessed as probable and the amounts involved are measurable with sufficient certainty. No accrual is recorded if the liability is valuated as possible but not probable. Material losses that are evaluated as possible are shown in notes to the financial statements. If the loss is assessed as remote, no provision is recorded and disclosure of the same is not required. vii. Net revenue The vast majority of JBS S.A.’s revenue is derived from contracts based on customers who order its products. Revenues are recognized when there is a contract with the customer, the transaction price is reliably measurable, and when control over the products sold is transferred to the customer. JBS S.A. recognizes a contract, which can be verbal or written, when it is approved and signed by both parties, the rights of the parties are identified with the payment terms, the contract has commercial substance and enforceability is probable. Although there may be basic agreements, the contract is only drawn up when the customer’s request is accepted by JBS S.A. JBS S.A. evaluates the transaction by different performance obligations, which are the sale of its products to customers. Each performance obligation is recognized reflecting the timing of the transfer of control to the customer, which is usually at the destination (customer location or port of destination) and faithfully represents the transfer of control and revenue recognition. In cases where customers pick up the products at JBS S.A.’s facilities, control is transferred to the customer at that time and, consequently, JBS S.A. recognizes the revenue. Performance obligations are usually fulfilled within days or weeks of the application being accepted. The measurability of the transaction price can be affected by variable consideration, i.e., discounts, rebates, incentives, and the customer’s right to return products. Some or all of the estimated value of the variable consideration is included in the transaction price, but only where it is highly likely that a significant reversal in the amount of recognised revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved. This usually occurs when shipping or delivering the products. This varies from customer to customer according to the conditions of sale. However, due to the nature of the business, there is a minimum variable consideration. Shipping and handling activities are carried out before the customer gains control of the goods and his obligation is fulfilled by transferring the goods. Shipping and handling costs are recorded under the heading “Cost of goods sold”. JBS S.A. may incur incremental costs to obtain or fulfill a contract, such as representative expenses, which are not expected to be recovered. The amortization period for these expenses is less than one year, so the costs are recognized as expenses as incurred and included in the sales deductions. viii. Financial instruments and risk management Financial instruments JBS S.A. and its subsidiaries recognize its financial assets and liabilities at fair value at initial recognition, with the exception of accounts receivable which it measures at transaction price, and subsequently measures at amortized cost or fair value through profit or loss based on the business model for managing its assets and the contractual cash flow characteristics of the financial asset. Purchases or sales of financial assets or liabilities are recognized on the date of the transaction. Financial assets are classified at initial recognition as subsequently measured at amortized cost and fair value through profit or loss. The classification of these assets initially depends on the contractual characteristics of their cash flows and the business model adopted to manage them: 1 . Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated at fair value through profit or loss. In this category, JBS S.A. mainly classifies “CDBs and government securities” and “Derivative financial instruments”. 2. Amortized cost: Represent financial assets and liabilities whose business model of JBS S.A. is to hold the financial assets for the purpose of receiving contractual cash flows and which consist exclusively of receipts and payments of principal and interest on the amount of outstanding principal. Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is written off, modified or impaired to recoverable value. In this category, JBS S.A. mainly classifies “Accounts receivable from customers”, “Cash and cash equivalents”, “Suppliers” and “Loans and financing”. Financial assets and liabilities are cleared and the net amount is presented on the balance sheet when there is a legal right to offset the recognized amounts and there is an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously. The statutory right shall not be contingent on future events and shall be applicable in the ordinary course of business and in the event of default, insolvency or bankruptcy of the company or counterparty. Risk management In its operational routine, JBS S.A. and its subsidiaries generate various exposures to market risk, credit and liquidity. Such exposures are controlled in an integrated manner by the Risk Management Department, following guidelines outlined in the Internal Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors. The Risk Control Department is responsible for mapping the risk factors that may lead to harmful financial results in the various areas of JBS S.A., and also for proposing strategies to mitigate these exposures. Its proposals are submitted to the Risk Management Committee for evaluation for subsequent submission to the Board of Directors, which supervises the implementation of the new solutions, observing limitations of jurisdiction and the guidelines of the Financial and Commodity Risk Management Policy. Interest Rate Risk: Interest rate risk refers to the potential for economic losses that JBS S.A. and its subsidiaries may incur due to adverse variations in this risk factor, caused by various reasons, such as economic crises, changes in sovereign monetary policies or market fluctuations. JBS S.A. has assets and mainly liabilities exposed to this risk, in operations linked to indexes such as CDI (Interbank Deposit Certificate), SOFR (Secured Overnight Financing Rate), among others. The Financial and Commodity Risk Management Policy does not provide mandatory guidelines regarding the ratio between exposures to pre- and post-fixed rates, however the Risk Control Department constantly monitors market conditions and may propose to the Risk Management Committee strategies involving the indexes in order to reduce JBS S.A.’s global exposure. Exchange rate variation risk: The risk of exchange rate variation refers to the potential for economic losses that JBS S.A. may incur due to adverse variations in this risk factor, caused by various reasons, such as economic crises, changes in sovereign monetary policies or market fluctuations. JBS S.A. has assets and liabilities exposed to this risk, but the Financial and Commodity Risk Management Policy is clear in not understanding that the mere existence of contrary exposures naturally promotes economic protection, as other pertinent issues must be assessed, such as term mismatches and market volatility. In order to protect the value of financial assets and liabilities, possible future cash flows related to export estimates and net investments in operations abroad, indexed in foreign currencies, the Risk Control Department employs protection instruments approved by the Board of Directors, such as futures contracts, NDFs (Non-Deliverable Forwards), DFs (Deliverable Forwards), optionality contracts and index exchange contracts (Swaps), aiming at the protection of loans, investments, expenses and interest income, export estimates, raw material costs and miscellaneous flows whenever these are denominated in a currency other than the functional currency of the Parent. The main exposures to this risk are indexed to the US Dollar (US$), Euro (€), British Pound (£) and Mexican Peso (MXN) and Australian Dollar (AU$). Commodity price risk: JBS S.A. operates globally in various branches of agribusiness (the entire animal protein chain, biodiesel, among others), and in the normal course of its operations is exposed to price variations of various commodities, such as live cattle, lean cattle, pork, corn, soybean complex and energy, mainly in the North American, Australian and 12

Explanatory notes to the financial statements for the years ended December 31, 2024 and 2023 (In thousands of Reais, except when otherwise indicated) Brazilian. The fundamental characteristic of commodity markets is high volatility, due to various external factors such as weather, supply volume, transportation costs, agricultural policies, storage costs, among others. The Risk Control Department is responsible for mapping JBS S.A.’s commodity price exposures, and proposing strategies to the Risk Management Committee to mitigate such exposures. Biological assets are relevant raw materials in the operational context, and in order to maintain future supply, JBS S.A. contracts forward contracts with suppliers, using derivative instruments to mitigate each exposure, especially futures contracts, such as to mitigate the impact of price fluctuations - on inventories and sales contracts. JBS S.A. considers the historical average value spent on materials as an indication of the operating value to be protected from firm contracts. Credit Risk: JBS S.A. is potentially subject to credit risks related to its customer receivables, financial investments and protection contracts. In the case of financial operations that have financial institutions as counterparties (investments and protection contracts), JBS S.A. uses exposure limits defined by the Risk Management Committee, based on risk classifications (ratings) from specialized international agencies. JBS S.A. considers a financial asset to be in default when: • it is unlikely that the debtor will pay its obligations to JBS S.A. in full and there is no chance of return; or • Losses are expected based on the customer’s operating history and credit. Liquidity Risk: The liquidity risk arises from the management of the working capital of JBS S.A., and its subsidiaries, where the obligations to pay the principal interest of the financing are classified as debt instruments. Liquidity risk is the risk of JBS S.A. not having the liquidity available to meet its financial obligations when due. The management of JBS S.A. manages liquidity risk through global leverage and monitoring of net debt. This ratio compares JBS S.A.’s net debt (total loans and financing minus total cash and cash equivalents) divided to “Adjusted EBITDA” over the last 12 months. The working capital management strategy includes maintaining its leverage in order to ensure that JBS S.A. can meet its financial obligations and, at the same time, achieve efficiency in its financing cost. Risks linked to climate change and sustainability strategy: In JBS S.A.’s operations, there are inherent exposures to risks related to climate change. Certain assets of JBS S.A., especially biological assets that are measured at their fair values, may be affected by climate change and these impacts are considered in the process of preparing these financial statements. In the fiscal year ended December 31, 2024 and 2023, the Management of JBS S.A. considered the data and assumptions highlighted below as the main risks: 1. possible impacts on the determination of the fair value of biological assets due to the effects of climate change, such as increased temperatures, scarcity of water resources, may impact some assumptions used in the accounting estimates made to measure JBS S.A.’s biological assets, such as: • death of biological assets due to heat waves and droughts that occur with greater frequency and intensity; • reduction in the expected growth curve of biological assets due to natural disasters, fires, pandemics, or changes in rainfall patterns; and • interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things. • Structural changes and their impacts on business, such as: • Regulatory and legal aspects: regulation and legislation resulting from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of lawsuits and/or trade restrictions related to the alleged contribution, even if indirect, to the intensification of climate change; • Reputational aspects: related to the perceptions of customers and society in general about the positive or negative contribution of JBS S.A. to a low-carbon economy. 2.3 New IFRS pronouncements, issuances, amendments and interpretations issued by the IASB applicable to the CPC that have been and will be adopted by the Company a. Accounting Pronouncements and Interpretations Recently Issued and Adopted by Company IAS 1/CPC 26 – Presentation of Financial Statements The amendments issued in 2020 and 2023 aim to clarify the requirements for determining whether a liability is current or non-current and require new disclosures for noncurrent liabilities that are subject to future covenants. The changes apply to annual financial years starting on/or after January 1, 2024. The Company followed the changes and did not identify impacts as a result of this change. b. New accounting pronouncements and interpretations that are yet to be adopted by the Company IFRS 18 - Presentation and Disclosure of Financial Statements. Effective January 1, 2027, IFRS 18 will replace CPC 26/IAS 1 Presentation of Financial Statements. The new standard introduces the following major new requirements; • Companies are required to classify all income and expenses into five categories on the profit and loss statement, namely the operating, investment, financing, discontinued operations and income tax categories. Entities are also required to submit a newly defined operating profit subtotal. The net income of the entities will not change. • The performance measures set by management are disclosed in a single note in the financial statements. • Improved guidance will be provided on how to group information in financial statements. In addition, all entities are required to use the operating profit subtotal as a starting point for the statement of cash flows when presenting operating cash flows by the indirect method. The Company is still in the process of assessing the impact of the new standard, and will adjust the disclosure in accordance with the requirement of the standard in the annual financial statements in the period of its enforceability. 13

Explanatory notes to the financial statements for the years ended December 31, 2024 and 2023 (In thousands of Reais, except when otherwise indicated)

3 Cash and cash equivalents

Cash and cash equivalents: Includes cash and bank balances deposited with a bank whose S&P credit rating as of December 31, 2024 and 2023 was Ba1, thus remaining stable.

	31.12.24	31.12.23
Cash and banks	3	1
	3	**1**

4 Dividends receivable

In accordance with the decision of JBS S/A, dated November 13, 2024, the Company approved the distribution of interim dividends, totaling R$2.22 billion, corresponding to R$1.00 per common share. The dividends were paid to shareholders on January 15, 2025.

JBS Participações Societárias S.A., which holds 24.79% of the shares of JBS S/A, will therefore receive the amount of R$549,929, which is recorded as dividends receivable.

5 Investment in an affiliate

The investment in an affiliate is accounted for by the equity method. An affiliate is one in which the Company exerts significant influence, but without exercising control.

JBS Participações Societárias S.A. is a corporation incorporated in Brazil. As of December 31, 2024 and 2023, the Company's main asset is a 24.79% stake in the total voting capital stock of JBS S.A., a publicly-held company whose common shares are admitted to trading on the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão.

	Participation Percentage	Total assets	Share capital	Equity	Net revenue	Net income
JBS S.A.	24,79 %	81,793,462	23,576,206	44,780,867	63,367,034	9,615,923

Changes in the Company's investments:

	Balance at 31.12.23	Profit Distribution [1]	Equity: In equity	Equity: In profit or loss	Balance at 31.12.24
JBS S.A.	10,747,877	(1,649,788)	(379,783)	2,384,038	11,102,344
Total	**10,747,877**	**(1,649.,88)**	**(379,783)**	**2,384,038**	**11,102,344**

	Balance at 31.12.22	Addition	Equity: In equity	Equity: In profit or loss	Balance at 31.12.23
JBS S.A.		10,406,067	321,330	20,480	10,747,877
Total	**-**	**10,406,067**	**321,330**	**20,480**	**10,747,877**

[1] On August 13, 2024, JBS S.A. approved the distribution of R$4.44 billion in interim dividends, corresponding to R$2.00 per share, of which JBS Participações S.A. received R$1,099,859, paid on October 7, 2024. On November 13, 2024, an additional R$2.22 billion in dividends were approved, at R$1.00 per share, with JBS Participações S.A. receiving R$549,929, paid on January 15, 2025.

14

Explanatory notes to the financial statements for the years ended December 31, 2024 and 2023 (In thousands of Reais, except when otherwise indicated) 6 Equity a. Share capital: The capital stock subscribed and paid in on December 31, 2024 and 2023 was R$1 represented on December 31, 2024 by 1,014,030,274 shares, of which 1,000 common shares and 1,014,029,274 preferred shares (1,000 common shares and 1,083,129,898 preferred shares on December 31, 2023), with no par value, fully subscribed and partially paid in. • On December 18, 2023, the Company approved the capital increase of R$1.00 (one real) through the issuance of 1,083,129,898 preferred shares at the total issue price of R$20,495,598. • On December 27, 2023, J&F Investimentos S.A. and Fundo de Investimento em Participações MultiEstratégia Formosa (FIP) paid in 549,928,839 shares of JBS S.A. in the amount of R$18.92256774 per share, totaling R$10,406,066. This payment was recorded in a capital reserve account in shareholders’ equity. The remaining balance of 533,201,059 shares to be paid-in, in the amount of 10,089,533 in consideration of obligations with partners, will be realized through the payment of shares to be recorded in a capital reserve account. • On October 18, 2024, the Company redeemed 58,124,124 preferred shares (PN) at R$ 18.92256774 per share, in accordance with the Bylaws and the Brazilian Corporation Law. In return for the redemption of shares, the company paid on October 7, 2024, the amount of R$ 1,099,857, credited to the capital reserve. Also on that date, the Company approved the cancellation of 10,976,500 unpaid preferred shares (PN), upon request of the controlling shareholder. b. Other comprehensive income: The transaction reflects the investment in JBS S.A., which is composed of the result in cash flow hedging, gains or losses on pension plans and other employee benefits, in addition to exchange rate variations in liquid investments and subsidiaries. c. Statutory investment reserve: Constituted on the basis of the balance of net income after allocation to the legal reserve, which will have the purpose of financing the investment in operating assets, absorption of losses, and repurchase of own shares (to remain in treasury or cancellation) and this reserve may not exceed the capital stock. d. Dividends: The company will distribute, as a mandatory dividend in each fiscal year, the minimum percentage provided for and adjusted under the terms of the applicable legislation. The dividend provided for in this article will not be mandatory in the fiscal year in which the management bodies inform the annual general meeting that it is incompatible with the company’s financial situation according to the Brazilian Corporation Law. 7 Risk Management and Financial Instruments JBS Participações Societárias S.A. is a Company whose main activity consists of substantial investment in JBS S.A. For this reason, the Company’s risk management and financial instruments are directly impacted by the operations of JBS S.A., and the management of these risks is carried out through operational strategies and internal controls to ensure liquidity, Profitability and security. The control policy adopted consists of permanent monitoring of the contracted conditions versus conditions in force in the market. 15

Exhibit B.3 Financial Statements of JBS N.V. as of the Base Date (in compliance with article 6 of CVM Resolution 78)

JBS B.V Consolidated financial statements and Independent Auditor’s Report December 31, 2024 and 2023

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG’s global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Auditores Independentes Ltda. Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte, Chácara Santo Antônio, CEP 04719-911, São Paulo - SP Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil Telefone +55 (11) 3940-1500 kpmg.com.br Independent auditors’ report on the consolidated financial statements To the Shareholders and Management JBS B.V. Amstelveen - Netherlands Opinion We have audited the consolidated financial statements of JBS B.V. (the “Company”), which comprise the statement of financial position as of December 31, 2024, and the statements of income (loss) and other comprehensive income, changes in equity and cash flows for the year then ended, and the notes to the financial statements, including material accounting policies and other explanatory information. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of JBS B.V. as of December 31, 2024, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the section “Auditors’ Responsibilities for the Audit of the Financial Statements” of our report. We are independent of the Company and its subsidiary in accordance with the relevant ethical requirements included in the Brazilian Accountant’s Code of Professional Ethics and in the professional standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. 2

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG’s global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Key audit matter Key audit matter is the matter that, in our professional judgment, was the most significant in our audit of the financial statements of the current year. This matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion on these consolidated financial statements and, therefore, we do not provide a separate opinion on this matter. Application of the equity method of accounting on the investment in an indirect associate See Note 5 to the consolidated financial statements Key audit matter How the audit addressed this matter On December 31, 2024, the Company recognized in its consolidated financial statements an indirect investment in its associate JBS S.A. (“associate” or “investee”) in the amount of R$11.1 billion which was accounted for under the equity method and represented approximately 95% of the Company’s total assets on that reporting date. By applying the equity method, the investment carrying amount is: (i) increased or decreased to reflect the Company’s share of profit or loss for the period; (ii) reduced by the distributions received from the investee; and (iii) adjusted for the recognition of the company’s proportionate interest in the investee arising from the changes in investee’s other comprehensive income. We considered the application of the equity method to the indirect investment in JBS S.A. as a key audit matter, because an error in the calculation and accounting of this investment could have a significant impact on the amounts recognized in the consolidated financial statements. Our procedures included, but were not limited to: • audit of the JBS S.A. financial statements as of December 31, 2024 which were the basis for determining accounting balance of the investment in indirect associate; • Recalculating the interest held by the Company in relation to the equity of the indirect associate and whether the related accounting impacts were properly recognized in the consolidated financial statements; and • evaluating the adequacy of the disclosures made by the Company about the investment in JBS S.A. Based on the evidence obtained from the procedures summarized above we considered acceptable the investment amount in the indirect associate, as well as the related disclosures, in the context of consolidated financial statements taken as a whole, for the year ended December 31, 2024. Other information accompanying the consolidated financial statements and the independent auditors’ report Management is responsible for the other information. The other information comprises the Management Report. Our opinion on the consolidated financial statements does not cover the management report and we do not express any form of assurance conclusion on this report. In connection with our audit of the consolidated financial statements, our responsibility is to read the management report and, in doing so, consider whether that report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work performed, we conclude that there is material misstatement of on the management report, we are required to report that fact. We have nothing to report in this regard. 3

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG’s global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards), and for such internal controls as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so. Auditors’ responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and international auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: - Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve the override of internal control, collusion, forgery, omissions, or intentional misrepresentation. - Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiary’s internal controls. - Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. - Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on Company’s and its subsidiary’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern. - Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. - We plan and perform group audits to obtain sufficient and complete audit evidence regarding the financial information of the group entities or business units as a basis for forming an opinion on the group’s individual and consolidated financial statements. We are responsible for directing, supervising and reviewing the audit work performed for the purposes of the group audit and, consequently, for the audit opinion. 4

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG’s global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. We communicate with those charged with management regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. From the matters communicated with those charged with management, we determine the matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matter. We describe this matter in our auditors’ report unless law or regulation precludes public disclosure about the matter, or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, April 8, 2025 KPMG Auditores Independentes Ltda. CRC 2SP014428/O-6 Original report in Portuguese signed by Fabian Junqueira Sousa CRC 1SP235639/O-0 5

JBS B.V. Statements of financial position In thousands of Brazilian Reais - R$ Note 31.12.24 31.12.23 ASSETS CURRENT ASSETS Cash and cash equivalents 3 181 11 Dividends receivable 5 549,929 — TOTAL CURRENT ASSETS 550,110 11 NON-CURRENT ASSETS Investments 5 11,102,336 10,747,877 TOTAL NON-CURRENT ASSETS 11,102,336 10,747,877 TOTAL ASSETS 11,652,446 10,747,888 LIABILITIES AND EQUITY CURRENT LIABILITIES Trade account payable 6 165 193 TOTAL CURRENT LIABILITIES 165 193 NON-CURRENT LIABILITIES Related party payables 4 39 — TOTAL NON-CURRENT 39 — EQUITY 7 Share capital 172,839 172,839 Capital reserves 9,517,714 10,610,436 Treasury shares (34,076) (34,076) Other comprehensive results (386,277) (8) Profit reserver 2,382,081 (1,535) TOTAL EQUITY 11,652,281 10,747,656 TOTAL LIABILITIES EQUITY 11,652,446 10,747,888 6

JBS B.V. Statements of income for the years ended at December 31, 2024 and 2023 In thousands of Brazilian Reais - R$ Note 2024 2023 General and administrative expenses 9 (399) (360) Other income and expenses 48 — NET OPERATING EXPENSES (399) (312) OPERATING PROFIT (399) (312) Financial income 8 3 7 Financial expense 8 (18) (32) NET FINANCIAL EXPENSE (15) (25) Share of profit of equity-accounted investees, net of tax 2,384,030 — PROFIT (LOSS) BEFORE TAXES 2,383,616 (337) Current income taxes — — Deferred income taxes — — TOTAL INCOME TAXES — — NET INCOME (LOSS) 2,383,616 (337) ATTRIBUTABLE TO: Company Shareholders 2,383,616 (337) non-controlling interest — — 2,383,616 (337) Basic and diluted earnings per share - common shares (R$) 10 4.40 0.00 The accompanying notes are an integral part of these financial statements. 7

JBS B.V. Statements of comprehensive income for the years ended at December 31, 2024 and 2023 In thousands of Brazilian Reais - R$ 2024 2023 Net income (loss) 2,383,616 (337) Other comprehensive income (loss) - - Items that are or may be subsequently reclassified to profit or loss: - - Equity on other comprehensive income on affiliate - - (410,231) (154) Other comprehensive results AAP - Reflex Equity Valuation Adjustment 23,962 — Total comprehensive income (386,269) (154) Comprehensive results 1,997,347 (491) Comprehensive result attributable to: Company shareholders 1,997,347 (491) non-controlling interest — — 1,997,347 (491) The accompanying notes are an integral part of these consolidated financial statements. 8

JBS B.V. Statements of equity ended at December 31, 2024 and 2023 In thousands of Brazilian Reais - R$ Other results Booking Capital reserves Comprehensive earnings Note Share capital Capital reserves Capital transaction Treasury action VAE FCTA Accumulate d profit (loss) Total BALANCE ON JANUARY 01, 2023 200 825 — — — 146 (1,198) (27) Cumulative translation Adjustment — — — — — (154) — (154) Total Comprehensive income (loss) 200 825 — — — (8) (1,198) (181) Capital increase 7.a 138,563 — — — — — — 138,563 Issuance and repurchase of shares 7.b 34,076 — — (34,076) — — — — Increase in premium on shares 7.a — 10,609,611 — — — — — 10,609,611 Net (loss) — — — — — — (337) (337) BALANCE ON DECEMBER 31, 2023 172,839 10,610,436 — (34,076) — (8) (1,535) 10 ,747,656 BALANCE ON JANUARY 01, 2024 172,839 10,610,436 — (34,076) — (8) (1,535) 10 ,747,656 Profit for the year — — — — — — 2,383,616 2,383,616 Cumulative adjustment of translation and exchange variation in affiliates — — — — — (410,231) — (410,231) Other comprehensive results AAP - Reflex Equity Valuation Adjustment — — — — 23,962 — — 23,962 Total Comprehensive Results 172,839 10,610,436 — (34,076) 23,962 (410,239) 2,382,081 12,745,003 Share capital increase 7.a — 651 — — — — — 651 Reflex capital transaction — — 6,485 — — — — 6,485 Capital reduction 7.a — (1,099,858) — — — — — (1,099,858) BALANCE ON DECEMBER 31, 2024 172,839 9,511,229 6,485 (34,076) 23,962 (410,239) 2,382,081 11,652,281 The accompanying notes are an integral part of these consolidated financial statements. 9

JBS B.V. Consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022 In thousands of United States dollar - US$ Note 2024 2023 Cash flow from operating activities Net income (loss) 2,383,624 (337) Adjustments for: Equity result 7 (2,384,030) — Net financial expense 8 15 25 (391) (312) Changes in assets and liabilities: Trade account payable (101) 105 Changes in operating assets and liabilities (101) 105 Cash flows (used in) operating activities (492) (207) Interest paid — (24) Net cash flows (used in) operating activities (492) (231) Cash flow from investing activities Dividens received 1,099,858 — Cash provided by investing activities 1,099,858 — Cash flow from financing activities Capital increase 651 — Redemption of shares (1,099,858) Cash (used in) financing activities (1,099,207) — Effect of exchange rate change on cash and cash equivalents 11 175 Net change in cash and cash equivalents 170 (56) Cash and cash equivalents beginning of period 11 67 Cash and final cash equivalents at the of period 181 11 Non-cash transactions Note 2024 2023 Treasury shares 7 — (34,076) Capital increase 7 — 10,748,171 Capital reduction 7 — — The accompanying notes are an integral part of these consolidated financial statements. 10

1 Operational context JBS B.V. (“Company”) is a limited liability company, which was incorporated on October 9, 2019, domiciled in the Netherlands, in the city of Amstelveen and is currently controlled by J&F Investimentos S.A. (“J&F”). The Company is in the process of registering as a foreign issuer with the Brazilian Securities and Exchange Commission (CVM) and Management intends to carry out a reorganization in which the Company will become the indirect parent of JBS S.A. (domiciled in Brazil, in the city of São Paulo) and will issue Brazilian Deposit Receipts (BDR) Level II, which will be admitted to trading on B3. On December 27, 2023, a corporate reorganization was carried out, resulting in a change in the control structure of JBS B.V. On that date, JBS S.A. was the direct parent company of JBS B.V.; however, as of that date, J&F Investimentos S.A. assumed the position of direct controller. This change was formalized and recorded in accordance with the applicable accounting standards, reflecting the new control conditions within the scope of its financial statements. On the date of approval of these consolidated financial statements, the Company had no employees and its directors did not receive any compensation. Therefore, the Company did not provide any compensation to key management personnel during the periods presented in these consolidated financial statements. The Company’s sole subsidiary is JBS Participações Societárias S.A., domiciled in Brazil, in the city of São Paulo and in which it holds a 100% shareholding, as detailed in Note 5 – Investments. The consolidated financial statements were approved by the Company’s Board of Executive Officers on April 7, 2025. 1.1 Subsequent events: a. On January 6, 2025, JBS S.A., through its indirect subsidiaries JBS USA Holding Lux S.a.r.l, JBS USA Food Company and JBS USA Foods Group Holdings, Inc. (together, the “Issuers”), announced the pricing of its senior notes to be offered in the international market in the amount of US$ 1.75 billion (equivalent to R$ 10.83 billion). The issuances were divided into two series: US$ 1.0 billion (R$ 6.19 billion) with an interest rate of 5.95% per year and maturing in 2035, and US$ 750 million (R$ 4.64 billion) with a rate of 6.375% per year and maturing in 2055. The completion of the offering took place on January 21, 2025. In addition, the Issuers have entered into a registration rights agreement, committing to register an exchange offer with the U.S. Securities and Exchange Commission, the SEC, and to complete it within 365 days. The funds raised were used for the payment of short-term debts and other corporate purposes. b. On January 28, 2025, an offering of three series of Agribusiness Receivables Certificates (CRAs) issued by the indirect subsidiary Seara Alimentos Ltda., guaranteed by JBS S.A., itself, with maturities scheduled for 2035, 2045 and 2055, totaling a principal amount of R$805 million. The completion of the offering took place on March 6, 2025. The funds raised will be used to finance the purchase of grains. c. On March 25, 2025, the Board of Directors of JBS S.A. approved the proposal for the distribution of dividends from the profit reserve balance for the year 2024, in the amount of R$ 4.4 billion, corresponding to R$ 2.00 per common share. These dividends are subject to approval at JBS S.A.’s annual general shareholders’ meeting expected to be held on April 29, 2025. d. On January 27, 2025, JBS S.A. entered into an investment agreement with Mantiqueira Alimentos Ltda., for the acquisition of 48.5% of the total capital stock and 50% of the voting shares of JBS S.A.. Mantiqueira Alimentos Ltda is a leader in the segment of organic eggs, produced without antibiotics or hormones and from free-range hens, with more than 3 thousand employees and an annual production of approximately 4 billion eggs. The transaction marks the entry of JBS S.A. into the egg sector, in line with its strategy of diversification and expansion of the global protein platform. On February 26, 2025, the acquisition was approved without restrictions by CADE (Administrative Council for Economic Defense). The transaction was closed on April 1, 2025. E. On February 13, 2025, JBS S.A. announced that Gilberto Xandó, President of JBS Brazil, assumed the position of President of Wild Fork North America, an indirect subsidiary of JBS Investments Luxembourg. Wild Fork has more than 700 products in its physical and online stores, in addition to proteins, it also offers side dishes, ready meals, vegetables, breads, desserts, seasonings and sauces. Gilberto Tomazoni went on to accumulate the presidency of JBS Brazil. F. On March 21, 2025, JBS USA Food Company, a subsidiary of JBS S.A., made a conditional announcement to redeem the principal aggregate amount of US$850.0 million of its 5.500% Senior Notes due 2030 (“2030 Notes”). The redemption is conditional on receipt of the special cash dividend of $6.30 per share announced by PPC in March 2025 to its shareholders, with payment expected to occur around April 17, 2025. The settlement date is scheduled to occur on May 1, 2025, subject to PPC meeting the cash dividend payment. The redemption price of the 2030 Notes will be equivalent to 102.750% of their respective face value to be redeemed, plus accrued and unpaid interest, if any. 2 Basis for elaboration and presentation The consolidated financial statements have been prepared and are presented in accordance with the International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). 2.1 Functional and presentation currency An entity’s functional currency is the currency of the primary economic environment in which it operates. These consolidated financial statements are presented in reais (R$), which is the functional and presentation currency of the Company and its main asset — the investment in JBS S.A. All financial information is presented in thousands of reais, unless otherwise provided. 2.2 New IFRS pronouncements, issues, amendments and interpretations issued by the IASB that have been and will be adopted by the Company a. Standards, amendments and interpretations recently issued and adopted by the Company IAS 1 – Presentation of Financial Statements The amendments issued in 2020 and 2023 aim to clarify the requirements for determining whether a liability is current or non-current and require new disclosures for noncurrent liabilities that are subject to future covenants. The changes apply to annual financial years starting on/or after January 1, 2024. The Company has reviewed these amendments and has not identified any impacts resulting from them. b. New accounting standards or amendments not yet effective IAS 21 - Effect of changes in exchange rates and translation of financial statements Effective January 1, 2025, this amendment establishes the accounting requirements for when a functional currency cannot be converted into other currencies. In this case, the Company shall use the most recent observable exchange rate to translate the results and financial position of this foreign transaction into its presentation currency. The entity must also disclose that exchange rate, the date it was observed and the reasons why the currency is not exchangeable. The Company is following the discussions and so far has not identified impacts as a result of this change. IFRS 18 - Presentation and Disclosure of Financial Statements Effective January 1, 2027, IFRS 18 will replace CPC 26/IAS 1 Presentation of Financial Statements. The new standard introduces the following major new requirements: • Companies are required to classify all income and expenses into five categories on the profit and loss statement, namely the operating, investment, financing, discontinued operations and income tax categories. Entities are also required to submit a newly defined operating profit subtotal. The net income of the entities will not change; • Performance measures defined by management are disclosed in a single note in the financial statements; • Improved guidance will be provided on how to group information in financial statements. 11

In addition, all entities are required to use the operating profit subtotal as a starting point for the statement of cash flows when presenting operating cash flows by the indirect method. The Company is still in the process of assessing the impact of the new standard, and will adjust the disclosure in accordance with the requirement of the standard in the annual financial statements in the period of its enforceability. 2.3 Significant Accounting Judgment, Estimates and Assumptions The preparation of financial statements requires that certain judgments and estimates be made about the effects of issues that are inherently uncertain and affect the carrying amount of assets, liabilities, revenues and expenses. Actual results may differ from those estimated, depending on the variables, assumptions, or conditions used by Management. There are no judgments applied in the adoption of accounting policies in these consolidated financial statements. The relevant accounting practice for JBS B.V.: i. Investments Investments in affiliates are accounted for using the equity method. Affiliates are those in which the Company exerts significant influence, but without exercising control. The financial statements of its subsidiaries are adjusted to adapt their accounting policies to those established by the Company. All transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. When the Company acquires more shares or other equity instruments of an entity that it already controls, the gains and losses of this variation in participation are recorded as an increase or reduction in shareholders’ equity under the heading “Capital Transactions”. Considering that the Company’s main asset is JBS S.A., the main accounting policies of this entity, which could impact JBS B.V.’s financial statements, are as follows: ii. Inventory register JBS S.A.’s inventories are recorded at the average cost of acquisition or production, which does not exceed market values or net realization value. In the case of finished products and in-process products, the cost includes a portion of the overall production costs based on normal operating capacity, such as raw materials, labor, etc. iii. Fair value measurement for biological assets Live animals are represented by cattle, poultry, pork and fish segregated into consumables and animals for production. Animals for slaughter are destined for the production of fresh meat and/or prepared and processed products and while they do not reach the appropriate weight for slaughter they are classified as immature. The slaughter and production processes occur sequentially in a very short period of time and, as a consequence, only live animals transferred for slaughter in the slaughterhouses are classified as mature. Animals for reproduction (matrices) are those that have the function of producing other biological assets. Until the animals reach reproductive age, they are classified as immature and when they are able to start the reproductive process cycle, they are classified as mature. JBS S.A. and its subsidiaries have determined that the cost method is the most appropriate valuation technique for calculating the fair value of its live animals, mainly due to the short life span of the biological assets, as well as the price that would be received for selling in an active market based on the cost to produce an animal at the same degree of maturity in its life cycle. In the case of animals kept for production, this cost is amortized over time taking into account the reduction in value over their useful life. The measurement of the fair value of biological assets falls under Level 3 of the fair value measurement hierarchy according to IFRS 13 - Measurement of Fair Value due to complex market prices, mathematical models and subjective assumptions used in discounted cash flow models. These assets have unobservable data, such as weight, price of feed inputs, storage cost, medicines, discount rate, wood age, among others. Fair value for live animals may change due to increases or decreases in feed costs, storage costs, and integrated producer costs; For forests, the change may occur due to the increase or decrease in the discount rate, timber price, or age. Recognition and realization of deferred taxes assets Current taxes JBS S.A. and its subsidiaries located in Brazil and abroad are taxed in accordance with the tax legislation in force in each country. JBS S.A. analyzes the results of each subsidiary for the application of its income tax legislation, in order to comply with the treaties signed by Brazil and avoid double taxation. Current income tax and social contribution are calculated on the taxable income of the year and any adjustments from previous years. The amount of current tax payable or receivable is recorded based on the best estimate, taking into account the uncertainties related to the calculation of such taxes. The effective tax rate is calculated based on the tax legislation in force for each period and in each country where JBS S.A. operates. Management periodically evaluates its position on tax issues subject to different interpretations and recognizes, when necessary, a provision for eventual payment of income tax and social contribution. In compliance with the IFRIC 23 interpretation, the Management analyzed the relevant tax decisions and whether they conflict in any way with the positions adopted by JBS S.A. Regarding the known uncertain tax positions, the management has reviewed the respective legal opinions and case law and recognized a provision for such matters. Periodically, JBS S.A. evaluates the tax positions assumed in which there are uncertainties about the tax treatment adopted and, if necessary and applicable, constitutes a provision. Deferred taxes In the consolidated financial statements, the tax asset or liability of JBS S.A. may be offset against the tax asset or liability if such entities have the legally enforceable right to make or receive a single net payment and they intend to make or receive such net payment or recover the asset and settle the liability simultaneously. At JBS S.A., tax calculations refer to known tax uncertainties due to judgments used to calculate tax liabilities in the application of complex tax regulations, which are constantly evolving in the tax jurisdictions where the Group operates. Deferred taxes will only be recognized if it is probable that in the future there will be a positive tax base for which the temporary differences can be used and the losses offset, based on projections of taxable results as well as technical feasibility studies, submitted annually to the management bodies of JBS S.A., and its subsidiaries, when applicable. Changes in laws and tax rates may affect deferred tax assets and liabilities recorded in the future. Management does not believe that there is a reasonable probability that there will be a material change in the recognized balances, however, at the end of the fiscal year, the calculation may result in a payment that is materially different from the current estimate of tax liabilities or a change in the effective tax rate in the financial statements, due to the complexity of these tax uncertainties. A legal agreement unfavorable to JBS S.A. would require a cash outflow and could result in an increase in the effective tax rate in the calculation; A favorable legal agreement may result in a reduction of the effective tax rate in the calculation. Deferred taxes are constituted on balances of tax losses and negative social contribution basis and temporary active and passive differences on the tax versus accounting basis. Deferred taxes are not recognized when arising from active and/or passive adjustments that do not affect the tax bases, with the exception of business combination adjustments. Deferred taxes are determined using the rates (and laws) effective or substantially effective at the close of the current period and are expected to apply when deferred tax assets are realized or deferred tax liabilities are paid. Deferred tax expenses on goodwill amortization are recorded only at the time there is tax amortization of goodwill in the calculation. 12

Tax losses calculated in Brazil do not expire, however they are limited to the use of 30% on the taxable income of the year. The use of tax losses in other jurisdictions expires between 10 and 20 years. iv. Impairment of financial assets The accounts receivable from JBS S.A. customers correspond to the outstanding amounts of customers in the normal course of business. If the receivable period is equivalent to one year or less, the receivables are classified in current assets, otherwise the corresponding amount is classified in non-current assets. Customer receivables are presented at amortizable cost, minus any estimated loss of their recoverable amount. Accounts receivable from customers in the foreign market is updated based on the exchange rates prevailing on the date of presentation of the financial statements. v. Main assumptions used in the recoverability test of goodwill, fixed assets and intangible assets Goodwill Goodwill is an asset that has an indefinite useful life and must be tested annually or whenever there are indications of a possible loss of value. Any impairment loss is immediately recorded as a loss in the statement of income of JBS S.A., and is not susceptible to subsequent reversal. Fixed Assets JBS S.A. tests the recoverability of its assets whenever significant events or changes indicate that the carrying value of this asset may not be recoverable. When the undiscounted future cash flows are estimated to be insufficient to recover the carrying value of the asset, JBS S.A. compares the value of the asset’s future cash flows, discounted to present value using a risk-adjusted discount rate and to the present value and recognizes a provision for impairment of the asset. Intangible Assets JBS S.A.’s intangible assets that have a defined useful life are amortized considering the straight-line amortization method or a method that reflects the economic benefit of the intangible asset. Intangible assets that are amortized are impairment tested when events or changes in circumstances indicate that the carrying amount is not recoverable. The residual value of intangible items is immediately written off to their recoverable amount when the residual balance exceeds the recoverable amount. Recoverable amount is the greater of the fair value less disposal costs of an asset and its value in use. The book value of intangible assets with an indefinite useful life, which refer to trademarks and patents and rights to exploit the use of water, has its recoverable value tested annually or when events or changes in circumstances occur that indicate a loss in the recoverable value of these assets. If there is an impairment loss, it is recognized against the carrying amount of the asset. vi. Key assumptions about the likelihood and magnitude of an outflow of resources related to the provision for legal proceedings The preparation of JBS S.A.’s financial statements requires Management to use estimates and assumptions regarding its contingencies, which affect the value of assets and liabilities and revenues and expenses in the current reporting period. In particular, given the uncertainties of a fiscal nature in the Brazilian tax legislation, the determination of tax liabilities requires the Administration to use judgments, and the result when the actual realization may differ from the estimates. JBS S.A. and its subsidiaries are subject to labor, civil, tax, social security and other matters. Management needs to estimate the likelihood of any adverse outcome from these lawsuits, as well as estimate the likely losses from these matters. Contingent liabilities are accrued when losses are assessed as probable and the amounts involved are measurable with sufficient certainty. No accrual is recorded if the liability is valuated as possible but not probable. Material losses that are evaluated as possible are shown in notes to the financial statements. If the loss is assessed as remote, no provision is recorded and disclosure of the same is not required. vii. Net revenue The vast majority of JBS S.A.’s revenue is derived from contracts based on customers who order its products. Revenues are recognized when there is a contract with the customer, the transaction price is reliably measurable, and when control over the products sold is transferred to the customer. JBS S.A. recognizes a contract, which can be verbal or written, when it is approved and signed by both parties, the rights of the parties are identified with the payment terms, the contract has commercial substance and enforceability is probable. Although there may be basic agreements, the contract is only drawn up when the customer’s request is accepted by JBS S.A. JBS S.A. evaluates the transaction by different performance obligations, which are the sale of its products to customers. Each performance obligation is recognized reflecting the timing of the transfer of control to the customer, which is usually at the destination (customer location or port of destination) and faithfully represents the transfer of control and revenue recognition. In cases where customers pick up the products at JBS S.A.’s facilities, control is transferred to the customer at that time and, consequently, JBS S.A. recognizes the revenue. Performance obligations are usually fulfilled within days or weeks of the application being accepted. The measurability of the transaction price can be affected by variable consideration, i.e., discounts, rebates, incentives, and the customer’s right to return products. Some or all of the estimated value of the variable consideration is included in the transaction price, but only where it is highly likely that a significant reversal in the amount of recognized revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved. This usually occurs when shipping or delivering the products. This varies from customer to customer according to the conditions of sale. However, due to the nature of the business, there is a minimum variable consideration. Shipping and handling activities are carried out before the customer gains control of the goods and his obligation is fulfilled by transferring the goods. Shipping and handling costs are recorded under the heading “Cost of goods sold”. JBS S.A. may incur incremental costs to obtain or fulfill a contract, such as representative expenses, which are not expected to be recovered. The amortization period for these expenses is less than one year, so the costs are recognized as expenses as incurred and included in the sales deductions. viii. Financial instruments and risk management Financial instruments JBS S.A. and its subsidiaries recognize its financial assets and liabilities at fair value at initial recognition, with the exception of accounts receivable which it measures at transaction price, and subsequently measures at amortized cost or fair value through profit or loss based on the business model for managing its assets and the contractual cash flow characteristics of the financial asset. Purchases or sales of financial assets or liabilities are recognized on the date of the transaction. Financial assets are classified at initial recognition as subsequently measured at amortized cost and fair value through profit or loss. The classification of these assets initially depends on the contractual characteristics of their cash flows and the business model adopted to manage them: 1. Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated at fair value through profit or loss. In this category, JBS S.A. mainly classifies “CDBs and government securities” and “Derivative financial instruments”. 2. Amortized cost: Represent financial assets and liabilities whose business model of JBS S.A. is to hold financial assets for the purpose of receiving contractual cash flows and which constitute exclusively receipts and payments of principal and interest on the amount of principal outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is written off, modified or impaired to recoverable value. In this category, JBS S.A. mainly classifies “Accounts receivable from customers”, “Cash and cash equivalents”, “Suppliers” and “Loans and financing”. Financial assets and liabilities are cleared and the net amount is presented on the balance sheet when there is a legal right to offset the recognized amounts and there is an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously. The statutory right shall not be contingent on future events and shall be applicable in the ordinary course of business and in the event of default, insolvency or bankruptcy of the company or counterparty. 13

Risk management

In its operational routine, JBS S.A. and its subsidiaries generate various exposures to market risk, credit and liquidity. Such exposures are controlled in an integrated manner by the Risk Management Department, following guidelines outlined in the Internal Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors. The Risk Control Department is responsible for mapping the risk factors that may lead to harmful financial results in the various areas of JBS S.A., and also for proposing strategies to mitigate these exposures. Its proposals are submitted to the Risk Management Committee for evaluation for subsequent submission to the Board of Directors, which supervises the implementation of the new solutions, observing limitations of jurisdiction and the guidelines of the Financial and Commodity Risk Management Policy.

Interest Rate Risk:

Interest rate risk refers to the potential for economic losses that JBS S.A. and its subsidiaries may incur due to adverse variations in this risk factor, caused by various reasons, such as economic crises, changes in sovereign monetary policies or market fluctuations. JBS S.A. has assets and mainly liabilities exposed to this risk, in operations linked to indexes such as CDI (Interbank Deposit Certificate), SOFR (Secured Overnight Financing Rate), among others. The Financial and Commodity Risk Management Policy does not provide mandatory guidelines regarding the ratio between exposures to pre- and post-fixed rates, however the Risk Control Department constantly monitors market conditions and may propose to the Risk Management Committee strategies involving the indexes in order to reduce JBS S.A.'s global exposure.

Exchange rate variation risk:

The risk of exchange rate variation refers to the potential for economic losses that JBS S.A. may incur due to adverse variations in this risk factor, caused by various reasons, such as economic crises, changes in sovereign monetary policies or market fluctuations. JBS S.A. has assets and liabilities exposed to this risk, but the Financial and Commodity Risk Management Policy is clear in not understanding that the mere existence of contrary exposures naturally promotes economic protection, as other pertinent issues must be assessed, such as term mismatches and market volatility.

In order to protect the value of financial assets and liabilities, possible future cash flows related to export estimates and net investments in operations abroad, indexed in foreign currencies, the Risk Control Department employs protection instruments approved by the Board of Directors, such as futures contracts, NDFs (Non-Deliverable Forwards), DFs (Deliverable Forwards), optionality contracts and index exchange contracts (Swaps), aiming at the protection of loans, investments, expenses and interest income, export estimates, raw material costs and miscellaneous flows whenever these are denominated in a currency other than the functional currency of the Parent. The main exposures to this risk are indexed to the US Dollar (US$), Euro (€), British Pound (£) and Mexican Peso (MXN) and Australian Dollar(AU$).

Commodity price risk:

JBS S.A. operates globally in various branches of agribusiness (the entire animal protein chain, biodiesel, among others), and in the normal course of its operations is exposed to price variations of various commodities, such as live cattle, lean cattle, pork, corn, soybean complex and energy, mainly in the North American, Australian and Brazilian markets. The fundamental characteristic of commodity markets is high volatility, due to various external factors such as weather, supply volume, transportation costs, agricultural policies, storage costs, among others. The Risk Control Department is responsible for mapping JBS S.A.'s commodity price exposures, and proposing strategies to the Risk Management Committee to mitigate such exposures.

Biological assets are relevant raw materials in the operational context, and in order to maintain future supply, JBS S.A. contracts forward contracts with suppliers, using derivative instruments to mitigate each exposure, especially futures contracts, such as to mitigate the impact of price fluctuations - on inventories and sales contracts. JBS S.A. considers the historical average value spent on materials as an indication of the operating value to be protected from firm contracts.

Credit Risk:

JBS S.A. is potentially subject to credit risks related to its customer receivables, financial investments and protection contracts.

In the case of financial operations that have financial institutions as counterparties (investments and protection contracts), JBS S.A. uses exposure limits defined by the Risk Management Committee, based on risk classifications (ratings) from specialized international agencies.

JBS S.A. considers a financial asset to be in default when:

- it is unlikely that the debtor will pay its obligations to JBS S.A. in full and there is no chance of return; or
- Losses are expected based on the customer's operating history and credit.

Liquidity Risk:

The liquidity risk arises from the management of the working capital of JBS S.A., and its subsidiaries, where the obligations to pay the principal interest of the financing are classified as debt instruments. Liquidity risk is the risk of JBS S.A. not having the liquidity available to meet its financial obligations when due.

The management of JBS S.A. manages liquidity risk through global leverage and monitoring of net debt. This ratio compares JBS S.A.'s net debt (total loans and financing minus total cash and cash equivalents) divided to "Adjusted EBITDA" over the last 12 months. The working capital management strategy includes maintaining its leverage in order to ensure that JBS S.A. can meet its financial obligations and, at the same time, achieve efficiency in its financing cost.

Risks linked to climate change and sustainability strategy:

In JBS S.A.'s operations, there are inherent exposures to risks related to climate change. Certain assets of JBS S.A., especially biological assets that are measured at their fair values, may be affected by climate change and these impacts are considered in the process of preparing these financial statements.

In the fiscal year ended December 31, 2024 and 2023, the Management of JBS S.A. considered the data and assumptions highlighted below as the main risks:

1. possible impacts on the determination of the fair value of biological assets due to the effects of climate change, such as increased temperatures, scarcity of water resources, may impact some assumptions used in the accounting estimates made to measure JBS S.A.'s biological assets, such as:
- death of biological assets due to heat waves and droughts that occur with greater frequency and intensity;
- reduction in the expected growth curve of biological assets due to natural disasters, fires, pandemics, or changes in rainfall patterns; and
- interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

2. structural changes and their impacts on business, such as:
- Regulatory and legal aspects: regulation and legislation resulting from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of lawsuits and/or trade restrictions related to the alleged contribution, even if indirect, to the intensification of climate change;
- Reputational aspects: related to the perceptions of customers and society in general about the positive or negative contribution of JBS S.A. to a low-carbon economy.

3 Cash and cash equivalents

Cash and cash equivalents: Includes cash and bank balances deposited with a bank whose S&P *credit rating* as of December 31, 2024 and 2023 was Ba1, thus remaining stable.

	31.12.24	31.12.23
Cash and banks	181	11
-	181	11

The amount of the provision for expected credit losses on bank balances is immaterial.

14

4 Related Party Transactions

	31.12.24	31.12.23
Related party payables	-	(39)
	-	(39)

	Currency	Costs transfer (administrative and funding)	Statement of financial position accounts 31.12.24	Statement of financial position accounts 31.12.23	Financial income (expense) 2024	Financial income (expense) 2023
Other Related Parties						
Seara Alimentos Ltda. [(1)]	US$	-	-	(39)	-	-

[(1)] The balance of related parties of the Company with Seara Alimentos Ltda. was settled on December 16, 2024.

5 Investments

JBS B.V. is a company incorporated under the laws of the Netherlands, which acts exclusively as a holding company. On December 31, 2024 and 2023, the Company's main asset was a 100% stake in the capital stock of JBS Participações Societárias S.A., which, in turn, held, on the same date, a 24.8% stake in the total and voting capital stock of JBS S.A., a publicly-held company whose common shares are admitted to trading on the Novo Mercado of B3 S.A. – Brazil, Bag, Balcony.

	Percentage share	Total assets	Share capital	Equity	Net revenue	Net income
i. In subsidiaries:						
JBS Participações Societárias S.A.	100.0%	11,652,276	1	9,268,235	-	2,384,030
ii. In affiliates:						
JBS S.A.	24.8%	81,793,462	23,576,206	44,780,867	63,367,034	9,615,923

Changes in Company's investments:

	Balance at 31.12.2023	Addition	Profit Distribution (1)	Equity: Exchang e rate variation	Equity: In the result of the period	Balance at 31.12.2024
JBS S.A.	10,747,877	6,485	(1,649,787)	(386,269)	2,384,030	11,102,336

	Balance at 31.12.2022	Addition	Equity: In the result of the period	Balance at 31.12.2023
JBS S.A.	-	10,747,877	-	10,747,877

[(1)] On August 13, 2024, JBS S.A. approved the distribution of R$4.44 billion in interim dividends, corresponding to R$2.00 per share, of which JBS Participações S.A. received R$1,099,859, paid on October 7, 2024. On November 13, 2024, an additional R$2.22 billion in dividends were approved, at R$1.00 per share, with JBS Participações S.A. receiving R$549,929, paid on January 15, 2025.

6 Trade account payable

They are segregated by the main types of suppliers as shown below:

	31.12.24	31.12.23
Foreign		
Materials and services	165	193
	165	193

15

7 Equity

a. **Share capital:**
As of December 31, 2024 and 2023, the Company's capital stock is composed of 868,204,227 class A common shares and 298,310,722 class B common shares, in the total amount of R$ 172,839.

During the 2023 financial year, the following capital transactions took place:

- On February 15, 2023, the Company issued 624,500,000 class A common shares to its parent company, in the total amount of R$34,076. On the same date, the Company repurchased all of these shares.

- On September 6, 2023, the Company issued 243,704,227 class A common shares to its parent company, to be paid in subsequently.

- On December 27, 2023, the Company issued 297,860,722 class B common shares to its parent company. On the same date, J&F Investimentos S.A. made a capital contribution to JBS B.V., in the total amount of R$10,748,174, through the transfer of 549,928,839 preferred shares of JBS Participações Societárias S.A. This amount was used to pay in 243,704,227 class A common shares, previously issued, and to subscribe and pay in 297,860,722 class B common shares. Of the total of R$10,748,174, R$138,563 were paid in as capital stock and the excess of the contribution amount, in the amount of R$10,609,611, was recorded as an increase in the premium on shares in the capital reserve in shareholders' equity.

During the 2024 financial year, the following capital transactions took place:

- On February 7, 2024, J&F increased the Company's capital in the amount of R$282, in cash, without issuing shares.
- On October 18, 2024, the Company redeemed 58,124,124 preferred shares (PN) at R$ 18.92256774 per share, in accordance with the Bylaws and the Brazilian Corporation Law. In return for the redemption of shares, the company paid on October 17, 2024 the amount of R$ 1,099,858, credited to the capital reserve. Also on that date, the Company approved the cancellation of 10,976,500 unpaid preferred shares (PN), upon request of the controlling shareholder.
- On December 9, 2024, J&F increased the Company's capital in the amount of R$369, in cash, without share issuances.

Common stock	**2024**	**2023**
Common Shares on January 1	**1,166,514,949**	450,000
Shares (Class A) issued and repurchased	-	624,500,000
Shares issued in September 2023 (Class A)	-	243,704,227
Shares issued in December 2023 (Class B)	-	297,860,722
Total	**1,166,514,949**	**1,166,514,949**
Treasury shares	(624,500,000)	(624,500,000)
Common shares outstanding	**542,014,949**	**542,014,949**

b. **Treasury shares:**
On February 15, 2023, the Company acquired 624,500,000 common shares at a par value of EUR 0.01, which were acquired via the current account of JBS S.A.

8 Financial income (expense)

	2024	**2023**
Exchange rate variations	**(3)**	(1)
Fees and others	**(12)**	(24)
	(15)	**(25)**
Financial income	**3**	7
Financial expense	**(18)**	(32)
Financial result	**(15)**	**(25)**

9 Expense by nature

We present below the breakdown of the main expenses by nature and their respective classification by function:

General and administrative	**2024**	**2023**
Fees, Services held and general expenses	**(399)**	**(360)**

16

10 Earnings per share The tables below show the result and actions data used in the calculation of the result per action: Basic result per share Numerator 31.12.24 31.12.23 Net income attributable to shareholders 2.383.616 (337) Denominator Weighted average number of common shares 542,014,949 81,165,433 Earnings per share - Basic and diluted - (R$) 4.40 0.00 Common stock 2024 2023 Common shares existing on January 1 542,014,949 450,000 Shares issued in September 2023 (Class A) — 77,451,206 Shares issued in December 2023 (Class B) — 3,264,227 Total 542,014,949 81,165,433 11 Information by segment JBS B.V., is a company incorporated under the laws of the Netherlands, which acts exclusively as a holding company, and for financial reporting purposes, management considers that the Company operates predominantly in a single reportable segment in the context of the management and administration of equity interests. On December 31, 2024 and 2023, the Company’s only asset was a 100% stake in the capital stock of JBS Participações Societárias S.A., which in turn, held, on the same date, a 24.8% stake in the total and voting capital stock of JBS S.A. The Company is part of a plan to promote the Double Listing of JBS Group shares in Brazil and the United States, as a way to generate even more value for all shareholders, society and employees. The purpose of the dual listing is to expand the Group’s investment capacity for expansion and increase the access of institutional and retail investors to shares representing JBS’s consolidated operations. Considering that JBS S.A. is the Company’s main asset, the Company’s segment is represented by its indirect interest in JBS S.A. The quantitative information of this segment is disclosed in the Investments note. 12 Risk Management and Financial Instruments JBS B.V. is a company whose main activity consists of substantial investment in JBS S.A. For this reason, the Company’s risk management and financial instruments are directly impacted by the operations of JBS S.A., and the management of these risks is carried out through operational strategies and internal controls aimed at ensuring liquidity. Profitability and security. The control policy adopted consists of permanent monitoring of the contracted conditions versus conditions in force in the market. * * * * 17

Exhibit B.4 Pro Forma Financial Information of the Company as of the Base Date accompanied by a Reasonable Assurance Report (in compliance with article 7 of CVM Resolution 78)

JBS Participações Societárias S.A. Unaudited condensed pro forma consolidated financial information as of December 31,2024

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG’s global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Auditores Independentes Ltda. Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte, Chácara Santo Antônio, CEP 04719-911, São Paulo - SP Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil Telefone +55 (11) 3940-1500 kpmg.com.br Assurance report issued by independent auditors about the compilation of unaudited condensed pro forma consolidated financial information To the Shareholders and Management of JBS Participações Societárias S.A. São Paulo - SP We have completed our assurance engagement for the issuance of report on the compilation of unaudited condensed pro forma consolidated financial information of JBS Participações Societárias S.A. (“Company”) prepared under the responsibility of the Company’s management. The unaudited condensed pro forma consolidated financial information consist of the unaudited condensed pro forma consolidated statements of financial position as of December 31, 2024, the unaudited condensed pro forma consolidated statement of income for the year ended December 31, 2024, and the related notes to the unaudited condensed pro forma consolidated financial statements. The applicable criteria on the basis of which the Company’s management has compiled the unaudited condensed pro forma consolidated financial information are specified in the Guideline from the Committee of Accounting Pronouncements OCPC 06 - Presentation of Pro Forma Financial Information and are summarized in note 1.2. The unaudited condensed pro forma consolidated financial information have been compiled by the Company’s management to illustrate the impact of the transaction described in note 1.1 on the Company’s statements of financial position as of December 31, 2024 and its statement of income for the year ended December 31, 2024, as if the transaction had taken place on January 1, 2024. As part of this process, information about the Company’s financial position and operational performance has been extracted by the Company’s management from the JBS Participações Societárias S.A.’s financial statements for the year ended December 31, 2024, on which we issued an unmodified audit report on April 11, 2025. The information on the financial position and operational performance of JBS S.A. (“JBS”) has been extracted by the Company’s Management from the JBS financial statements for the year ended December 31, 2024, on which we issued an unmodified audit report on March 25, 2025. Responsibilities of the Company’s Management for the unaudited condensed pro forma consolidated financial statements The Company’s management is responsible for compiling the unaudited condensed pro forma consolidated financial information in accordance with the criteria set forth in the Guideline from the Committee of Accounting Pronouncements OCPC 06 - Presentation of Pro Forma Financial Information. 1

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG’s global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Our independence and quality Control We have complied with the independence and other ethical requirements of the Accountant’s Professional Code of Ethics of the Conselho Federal de Contabilidade (CFC), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior. KPMG Auditores Independentes Ltda. (“KPMG”) applies the NBC PA 01, which requires the firm to plan, implement and operate a system of quality management, including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. Independent auditor’s responsibilities Our responsibility is to express an opinion, as required by the Brazilian Securities and Exchange Commission, about whether the unaudited condensed pro forma consolidated financial information has been compiled by the Company’s management, in all material respects, based on the Guideline from the Committee of Accounting Pronouncements OCPC 06 - Presentation of Pro Forma Financial Information. We conducted our engagement in accordance with NBC TO 3420 - Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus, issued by the Conselho Federal de Contabilidade, which is equivalent to the International Standard ISAE 3420 issued by the International Auditing and Assurance Standards Board. These standards require the auditor to plan and perform procedures to obtain reasonable assurance about whether the Company’s Management has compiled, in all material respects, the unaudited condensed pro forma consolidated financial information in accordance with the Guideline from the Committee of Accounting Pronouncements OCPC 06 - Presentation of Pro Forma Financial Information. For the purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the unaudited condensed pro forma consolidated financial information nor have we, in the course of this engagement, performed and audit or review of the financial information used in compiling the unaudited condensed pro forma consolidated financial information. The purpose of the compilation of unaudited condensed pro forma consolidated financial information is solely to illustrate the impact of the transaction described in note 1.1 on the historical financial information of the Company, as if the event or transaction had occurred at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction described in note 1.1 as of December 31, 2024 would have been as presented. A reasonable assurance engagement to report on whether the unaudited condensed pro forma consolidated financial information has been compiled, in all material respects, on the basis of the applicable criteria, involves performing procedures to assess whether the applicable criteria adopted by the Company’s management in the compilation of the unaudited condensed pro forma consolidated financial information provide a reasonable basis for presenting the relevant effects directly attributable to the event or transaction described in note 1.1, and to obtain sufficient appropriate evidence about whether: • the corresponding pro forma adjustments give appropriate effect for those criteria; and • the unaudited condensed pro forma consolidated financial information reflects the proper application of those adjustments to the historical financial statements. 2

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG’s global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. The procedures selected depend on the independent auditor’s judgment, taking into consideration its understanding of the company, the nature of the transaction described in note 1.1 in respect of which the unaudited condensed pro forma consolidated financial information has been compiled, as well as other relevant circumstances of the engagement. The engagement also involves evaluating the overall presentation of the compilation of unaudited condensed pro forma consolidated financial information. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion on the compilation of the unaudited condensed pro forma consolidated financial information. Opinion In our opinion, the unaudited condensed pro forma consolidated financial information has been compiled, in all material respects, based on the Guidelines from the Committee of Accounting Pronouncements OCPC 06 - Presentation of Pro Forma Financial Information. São Paulo, April 22, 2025 KPMG Auditores Independentes Ltda. CRC 2SP-014428/O-6 Original report in Portuguese signed by Fabian Junqueira Sousa CRC 1SP235639/O-0 3

JBS Participações Societárias S.A. Unaudited condensed pro forma consolidated statement of financial position as of December 31, 2024 (In thousands of Brazilian Reais – R$) 31.12.2024 31.12.2024 31.12.2024 JBS Participações Societárias S.A. JBS S.A. pro forma adjustments Notes Total Pro forma ASSETS CURRENT ASSETS Cash and cash equivalents 3 34,761,540 - 34,761,543 Margin cash - 845,581 - 845,581 Trade account receivable - 23,131,584 - 23,131,584 Inventories - 31,060,507 - 31,060,507 Biological assets - 9,958,599 - 9,958,599 Recoverable taxes - 3,949,002 - 3,949,002 Derivatives assets - 523,049 - 523,049 Other currents assets - 1,788,594 - 1,788,594 Dividends receivable 549,929 - (549,929) 2.1 - TOTAL CURRENT ASSETS 549,932 106,018,456 (549,929) 106,018,459 NON-CURRENT ASSETS Recoverable taxes - 8,746,343 - 8,746,343 Biological assets - 3,209,059 - 3,209,059 Related party receivables - 479,006 - 479,006 Deferred income taxes - 4,032,292 - 4,032,292 Other non-current assets - 1,664,118 - 1,664,118 - 18,130,818 - 18,130,818 Investments in equity-accounted investees, associates and joint venture 11,102,344 237,238 (11,102,344) 2.2 237,238 Property, plant and equipment - 72,950,746 - 72,950,746 Right of use assets - 9,888,317 - 9,888,317 Intangible assets - 11,165,949 - 11,165,949 Goodwill - 33,544,518 - 33,544,518 TOTAL NON-CURRENT ASSETS 11,102,344 145,917,586 (11,102,344) 145,917,586 TOTAL ASSETS 11,652,276 251,936,042 (11,652,273) 251,936,045 4

JBS Participações Societárias S.A. Unaudited condensed pro forma consolidated statement of financial position as of December 31, 2024 (In thousands of Brazilian Reais – R$) 31.12.2024 31.12.2024 31.12.2024 JBS Participações Societárias S.A. JBS S.A. pro forma adjustments Notes Total Pro forma LIABILITIES AND EQUITY CURRENT LIABILITIES Trade accounts payable - 33,844,098 - 33,844,098 Supply chain finance - 4,512,390 - 4,512,390 Loans and financing - 12,906,149 - 12,906,149 Income taxes - 1,442,971 - 1,442,971 Other taxes payable - 704,277 - 704,277 Payroll and social charges - 8,890,600 - 8,890,600 Lease liabilities - 2,078,637 - 2,078,637 Dividends payable - 2,220,687 - 2,220,687 Provisions for legal proceedings - 1,738,822 - 1,738,822 Derivative liabilities - 1,027,793 - 1,027,793 Other current liabilities - 2,817,627 - 2.817.627 TOTAL CURRENT LIABILITIES - 72,184,051 - 72.184.051 NON-CURRENT LIABILITIES Loans and financing - 106,771,172 - 106,771,172 Income taxes and other taxes - 2,518,130 - 2,518,130 Payroll and social charges - 2,184,137 - 2,184,137 Lease liabilities - 8,658,990 - 8,658,990 Deferred income taxes - 6,782,370 - 6,782,370 Provisions for legal proceedings - 1,341,615 - 1,341,615 Related party payables 11 - - 11 Derivative liabilities - 619,766 - 619,766 Other non-current liabilities - 505,385 - 505,385 TOTAL NON-CURRENT LIABILITIES 11 129,381,565 - 129,381,576 EQUITY Attributable to company shareholders 11,652,265 44,780,867 (11,652,273) 2.3 44,780,859 Attributable to non-controlling interest - 5,589,559 - 5.589.559 TOTAL EQUITY 11,652,265 50,370,426 (11,652,273) 50,370,418 TOTAL LIABILITIES AND EQUITY 11,652,276 251,936,042 (11,652,273) 251,936,045 5

JBS Participações Societárias S.A.
Unaudited condensed *pro forma* consolidated statement of income for the year ended December 31, 2024
(In thousands of Brazilian Reais – R$)

	31.12.2024	31.12.2024			31.12.2024
	JBS Participações Societárias S.A.	JBS S.A.	*pro forma* adjustments	Notes	Total Pro forma
NET REVENUE	-	**416,952,002**	-		**416,952,002**
Cost of sales	-	(354,179,035)	-		(354,179,035)
GROSS PROFIT	-	**62,772,967**	-		**62,772,967**
General and administrative expenses	-	(12,305,265)	-		(12,305,265)
Selling expenses	-	(26,116,516)	-		(26,116,516)
Other expenses	-	(1,045,457)	-		(1,045,457)
Other incomes	-	457,688	-		457,688
NET OPERATING EXPENSES	-	**(39,009,550)**	-		**(39,009,550)**
OPERATING PROFIT	-	**23,763,417**	-		**23,763,417**
Finance income	-	3,885,203	-		3,885,203
Finance expense	(8)	(12,848,343)	-		(12,848,351)
NET FINANCE EXPENSE	**(8)**	**(8,963,140)**	-		**(8,963,148)**
Share of profit of equity-accounted investees, net of tax	**2,384,038**	20,352	**(2,384,038)**		20,352
PROFIT (LOSS) BEFORE TEAXES	**2,384,030**	**14,820,629**	**(2,384,038)**		**14,820,621**
Current income taxes	-	(4,881,916)	-		(4,881,916)
Deferred income taxes	-	765,281	-		765,281
TOTAL INCOME TAXES	-	**(4,116,635)**	-		**(4,116,635)**
NET INCOME (LOSS)	**2,384,030**	**10,703,994**	**(2,384,038)**		**10,703,986**
ATTRIBUTABLE TO:					
Company shareholders	**2,384,030**	9,615,923	**(2,384,038)**	**2.2**	9,615,915
Non-controlling interest	-	1,088,071	-		1,088,071
	2,384,030	**10,703,994**	**(2,384,038)**		**10,703,986**

6

1. Description of the transaction and basis for preparing the unaudited condensed pro forma consolidated financial information 1.1 Description of the transaction The unaudited condensed pro forma consolidated statement of financial position as of December 31, 2024, of JBS Participações Societárias S.A. (the Company) and the unaudited condensed pro forma consolidated statement of income for the year ended December 31, 2024, reflect the transaction detailed below. The Company is an entity incorporated under Brazilian law, which acts exclusively as a holding company. On December 31, 2024, the Company’s sole asset was a 24.79% interest in the total voting capital of JBS S.A. (“JBS”), a publicly-held company whose common shares are listed on the Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão. The JBS intends to carry out a dual listing simultaneously in Brazil and the United States of America, through the vehicle JBS N.V., a company incorporated under the laws of the Netherlands (“JBS N.V.”), which will register as a foreign issuer with the Brazilian Securities Commission (“CVM”) in order to have its Level II Brazilian Depositary Receipts - BDRs listed on B3 S.A. - Brasil, Bolsa, Balcão (“B3”), backed by its Class A Shares (“Class A Shares”), and will also registered as a Foreign Private Issuer (FPI) in the United States of America with the U.S. Securities and Exchange Commission (“SEC”) to have its Class A Shares traded on the New York Stock Exchange (‘NYSE’), resulting in the delisting of the Company’s common shares from B3’s Novo Mercado listing segment (“Dual Listing”). The Dual Listing will be carried out through the merger, by the Company, of all shares issued by JBS not held by the Company on the date of its completion (“Merger of Shares”), in exchange for the issuance to the JBS’s shareholders (except for the Company), on the date of completion of the transaction, of one mandatorily redeemable preferred share of JBS Participações Societárias S.A. (“Redeemable PNs”) for every two JBS shares, which will be immediately redeemed through the issuance to their holders of BDRs backed by Class A Shares issued by JBS N. V. (“BDRs”). JBS N.V. currently holds a 100% interest in JBS Participações Societárias S.A. The Dual Listing will not result in any changes to JBS’s current operational and management structure. This means that operational assets, employees, financial flows and logistics chains will remain unchanged. Consequently, the Company has no operating results, and its financial performance is entirely attributable to the indirect equity interest held in JBS. Accordingly, and in accordance with the requirements of CVM regulations (CVM Resolution 78), we have prepared this unaudited condensed pro forma consolidated financial information to demonstrate how would be the statement of financial position as at December 31, 2024 and the results for the year then ended, if the Company had a 100% interest in JBS S.A., reflecting what will occur upon completion of the Dual Listing. 7

1.2 Basis for preparing the unaudited condensed pro forma consolidated financial information This unaudited condensed pro forma consolidated financial information has been prepared and presented in accordance with Technical Guideline OCPC 06 - Presentation of Pro Forma Financial Information, issued by the Committee of Accounting Pronouncements (“CPC”). The historical financial information of JBS Participações Societárias S.A. and JBS S.A. used in the preparation of this unaudited condensed pro forma consolidated financial information was obtained from the audited historical financial statements for the year ended December 31, 2024, whose independent auditors’ reports, dated April 11, 2025 and March 25, 2025, respectively, do not contain modifications. The historical financial statements of both companies were prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) Accounting Standards issued by the International Accounting Standards Board (IASB) (IFRS Accounting Standards). This unaudited condensed pro forma consolidated financial information should be read together with the historical financial statements for the year ended December 31, 2024, of the companies involved. The unaudited condensed pro forma consolidated financial information has been prepared and presented exclusively for illustrative purposes on the assumption that the merger of JBS S.A. would have occurred on January 1, 2024, and should not be used as an indication of future consolidated financial statements or interpreted as the Company’s actual statements of income and/or financial position. 2. Pro forma adjustments The unaudited condensed pro forma consolidated financial information was prepared and presented based on the historical financial statements of each company. The pro forma adjustments were determined based on assumptions and estimates that we believe to be reasonable. These adjustments include the following: 2.1 Dividends receivable On December 31, 2024, JBS Participações Societárias S.A. recognized dividends receivable from JBS S.A., which were classified as current assets, arising from its 24.79% interest in JBS S.A. The pro forma adjustment relates to the elimination of this balance as part of the consolidation of JBS S.A. by JBS Participações Societárias S.A. 2.2 Investments The investment was accounted for in the Company’s historical financial statements using the equity method, and represented a 24.79% interest in JBS S.A. as of December 31, 2024. The pro forma adjustment considers a scenario in which the investment corresponds to a 100% interest in JBS S.A., where initially a contribution of the remaining 75.21% interest in JBS S.A. is made, followed by the full elimination of the investment as part of the consolidation process of JBS S.A. by JBS Participações Societárias S.A. 2.3 Equity Following the merger of shares, it is anticipated that the Company will hold 100% interest in JBS S.A. The pro forma adjustment in the shareholder’s equity takes into consideration the scenario in which the remaining 75.21% interest in JBS S.A. has already been contributed to JBS Participações Societárias S.A. 8

Exhibit B.5 Appraisal Report

JBS S.A. Report on the shareholder´s equity calculated based on book value as of December 31, 2024

JBS S.A. Report on the shareholder´s equity calculated based on book value as of December 31, 2024 Index Report on the shareholder´s equity calculated based on book value 3 Statements of financial position 5 Key accounting practices 7

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Auditores Independentes Ltda. Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte, Chácara Santo Antônio, CEP 04719-911, São Paulo - SP Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil Telefone +55 (11) 3940-1500 kpmg.com.br Report on the shareholder´s equity calculated based on book value To the Shareholders and Management JBS S.A. São Paulo - SP Audit firm data 1. KPMG Auditores Independentes Ltda., an entity established in the city of São Paulo, at Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte, CEP 04719-911, enrolled with the National Register of Legal Entities of the Ministry of Finance under number 57.775.217/0001-29, registered with the Regional Association of Accountants of the State of São Paulo under number 2SP-014428/O-6, represented by its partner, Mr. Fabian Junqueira Sousa, accountant, ID No. 18.151.616-0 and TAX ID No. 249.471.108-80 and registered accountant in the Regional Association of Accountants of the State of São Paulo under number 1SP235639/O-0, residing and domiciled in São Paulo - São Paulo, with office at the same address of the represented entity, appointed by JBS S.A. (the Company) management to perform an evaluation of the shareholder’s equity based on book value as of December 31, 2024, in accordance with the accounting practices adopted in Brazil, presents below the result of its work. Purpose of the evaluation 2. The evaluation of the JBS S.A. shareholder’s equity based on book value as of December 31, 2024 has the purpose to meet the requirement set forth in article 227 of Law 6.404 from 1976, and will be used as basis for the merger of all shares issued by JBS S.A. by JBS Participações Societárias S.A., pursuant to the Memorandum of Merger to be entered into by the parties. Management’s responsibility for the accounting information 3. Management is responsible for the recording of accounting books and for the preparation of financial information in accordance with the accounting practices adopted in Brazil, and for the relevant internal controls determined by Management as necessary to enable the preparation of such financial information that is free from material misstatement, whether due to fraud or error. A summary of the significant accounting policies adopted by the Company is described in attachment II of the report. 3

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Scope of the work and independent auditors’ responsibility 4. Our responsibility is to express a conclusion on the book value of the Company’s shareholder´s equity as of December 31, 2024, based on the work performed in accordance with the Technical Bulletin CTG 2002, approved by the Federal Association of Accountants, which establishes the application of examination procedures on the statement of financial position. Therefore, we performed the examination of the related Company’s statement of financial position in accordance with Brazilian auditing standards, which require the auditor to comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the shareholder’s equity calculated for the preparation of our report is free from material misstatement. 5. An audit involves performing selected procedures to obtain evidence regarding the recognized amounts. The selected procedures depend on auditor’s judgment, including the risk assessment of material misstatement on the shareholder’s equity, whether due to fraud or error. In making the risk assessment, the auditor considers internal controls that are relevant to the Company’s preparation of the statement of financial position in order to design audit procedures appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies adopted and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Conclusion 6. Based on the work performed, we have concluded that the amount of R$44,780,867,425.93 (forty-four billion, seven hundred and eighty million, eight hundred and sixty-seven thousand, four hundred and twenty-five Brazilian reais and ninety-three cents), according to the statement of financial position as of December 31, 2024, recorded in the company’s accounting records and summarized in Attachment I, represents, in all material respects, the shareholder’s equity of JBS S.A., in accordance with the accounting practices adopted in Brazil. São Paulo, April 1, 2025 KPMG Auditores Independentes Ltda. CRC 2SP-014428/O-6 Original report in Portuguese signed by Fabian Junqueira Sousa Accountant CRC 1SP235639/O-0 4

ANNEX I JBS S.A. Statements of financial position (In thousands of Brazilian reais – R$) ASSETS CURRENT ASSETS December 31, 2024 Cash and cash equivalents Margin cash 4 ,525,210,180.92 1 77,635,771.54 Trade accounts receivable Inventories 5 4 1 ,525,251,833.03 ,468,478,298.02 Recoverable taxes ,847,884,980.34 Derivatives assets Other current assets TOTAL CURRENT ASSETS 25,641,241.14 157,080,506.82 16,727,182,811.81 NON-CURRENT ASSETS Recoverable taxes 6,278,785,508.73 Related party receivables Other non-current assets TOTAL NON-CURRENT ASSETS 4 2 94,268,879.50 78,961,366.51 7,052,015,754.74 Investments in equity-accounted investees, associates and joint venture 34,774,762,251.40 Property, plant and equipment 1 3,733,212,933.67 Right of use assets 1 2 94,295,193.76 Intangible assets 26,023,118.28 Goodwill 9 ,085,970,651.18 TOTAL NON-CURRENT ASSETS TOTAL ASSETS 6 8 5,066,279,903.03 1,793,462,714.84 5

LIABILITIES AND EQUITY CURRENT LIABILITIES December 31, 2024 Trade accounts payable 5 1 ,995,099,100.72 Supply chain finance ,994,033,716.54 Loans and financing Income taxes 1 1 13,676,964.11 87,835,758.81 Payroll and social charges Lease liabilities Dividends payable Derivatives liabilities 1 2 1 ,484,449,225.61 79,643,002.62 ,218,299,869.00 327,673,439.51 Other current liabilities ,254,589,219.76 TOTAL CURRENT LIABILITIES 1 3,655,300,296.68 NON-CURRENT LIABILITIES Loans and financing 6 1 2 ,509,313,005.14 177,013,854.20 ,814,171,392.82 144,826,235.57 ,520,549,051.38 476,817,324.40 10,834,038,914.04 Income taxes and other taxes Payroll and social charges Lease liabilities Deferred income taxes Provision for legal proceedings Related party payables Derivatives liabilities 6 2 18,478,689.68 Other non-current liabilities 62,086,525.00 TOTAL NON-CURRENT LIABILITIES 2 2 3,357,294,992.23 EQUITY Share capital – commons shares 3,576,206,155.88 Capital reserve 7 47,381,374.65 4,842,233.29 8,347,227,177.65 ,579,973,233.76 Other reserves 2 Profit Reserves 1 Accumulated other comprehensive income TOTAL EQUITY TOTAL LIABILITIES AND EQUITY 3 4 8 4,780,867,425.93 1,793,462,714.84 JBS S.A. Statements of financial position (In thousands of Brazilian reais – R$) 6

ANNEX II Key accounting practices a) Basis of preparation and measurement The statements of financial position as of December 31, 2024, recorded in the books of accounts, is presented in accordance with accounting practices adopted in Brazil. The statements of financial position sheet has been prepared on the basis of historical cost, unless otherwise noted. b) Functional and presentation currency An entity’s functional currency is the currency of the primary economic environment in which it operates. The statements of financial position is presented in Brazilian reais (R$), which is the Company’s presentation and functional currency. c) Transactions and balances in a currency other than their functional currency Foreign currency transactions are translated into the respective functional currency of each subsidiary using prevailing exchange rates on the dates of the transactions, as described below: i. II. III. Assets and liabilities are translated at the current rate at the date of each closing period; Income and expenses are translated at the average rate at the date of each closing period; All differences resulting from exchange rate translation are recognized in equity, in line with other income and are presented in the statements of comprehensive income under the heading “Accumulated adjustment of translation and exchange variation in subsidiaries”. IV. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, under the caption “Finance income” or “Finance expense”. d) Significant accounting judgments and estimates The preparation of these financial statements requires the use of estimates and judgment by management in the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates depending upon the variables, assumptions or conditions used by management. Information about the judgments made in applying the accounting policies that have the most significant effects on the amounts recognized in these statements of financial position are: a. b. c. Net revenue – transfer of control; Share-based compensation; Deferred and current income taxes – uncertain tax treatments. Information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes: a. b. c. d. e. f. Fair value measurement for biological assets; Recognition and realization of deferred income taxes assets; Impairment of financial assets; Key assumptions underlying the impairment test of goodwill, property, plant and equipment and intangible assets; Key assumptions about the likelihood and magnitude of an outflow of resources related to the provision for legal proceedings; Derivative financial instruments and hedge accounting. The Company periodically reviews the estimates and assumptions on an ongoing basis. 1 . Cash and cash equivalents, and cash margin Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less, readily convertible to known amounts of cash and which are subject to an immaterial risk of changes in fair value to be cash equivalents. The carrying value of these assets approximates their fair values. Margin cash: The Company is required to maintain cash balances with a broker as collateral for exchange-traded futures contracts. These balances are classified as margin cash as they are not available for use by the Company to fund daily operations. The balance of margin cash also include investments in Treasury Bills, linked to the Consumer Price Index - Consumer Price Index (“CPI”), that protect against the risk of inflation (or deflation) when held to maturity. The cash is redeemable when the contracts are settled, therefore they are not considered as cash and cash equivalents. 2 . Trade accounts receivable Trade accounts receivable correspond to amounts owed by customers in the ordinary course of business. If the receivable is due within one year or less the account receivable is classified as a current asset, otherwise the receivable is classified as a non-current asset. Accounts receivables are presented at amortized cost less any impairment. Accounts receivable denominated in currencies other than the entities’ functional currency are remeasured using the exchange rate in effect at the end of the reporting period. 7

3 . Inventories Inventories are stated at the lower of the average cost of acquisition or production and their net realizable value. In the case of finished products and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity, such as purchased raw materials, livestock purchase costs, livestock grow out costs (primarily feed, livestock grower pay and catch and haul costs), labor, manufacturing and production overheads. Biological assets are reclassified to work in progress inventory at the time of slaughter based on their carrying amounts, which is historical cost as described in the explanatory note - Biological assets. 4 . Related Parties Transactions The main balances of assets and liabilities, as well as the transactions resulting in income (loss) for any period, arise from to transactions between related parties or at under market conditions and prices. Transference of costs includes borrowing costs, interest and exchange, when applicable. Other related party transactions recorded The Company entered into an agreement with Banco Original, under which Banco Original acquires receivables held against certain domestic and international customers. The assignments are negotiated without recourse, through the definitive transfer of risks and benefits of the receivables to Banco Original. As of December 31, 2024, the Company had R$1,585,092 in assigned receivables. For the fiscal year ended in 31 of December 2024, the Company recorded financial costs related to this operation in the amount of R$302,815 which were recorded financial statements as financial expenses. As of December 31, 2024, the Company had balances with Banco Original, in the amount of R$327,246 recorded under cash and equivalents of cash. Financial investments, including CDBs (Bank Deposit Certificates) and similar instruments, yield returns equivalent to the CDI (Interbank Deposit Certificate) according to the specified term and investment amount, following market practices. For the fiscal year ended December 31, 2024, interest earned from these investments amounted to R$48,100 recorded in the financial statements as financial income. The Company has cattle purchase commitments for future delivery with certain suppliers, including the related party JBJ Agropecuária (“JBJ”), ensuring the acquisition of cattle at a fixed or adjustable price, without any cash effect on the Company until these commitments mature. Under this forward delivery contract, JBJ has already advanced financing through banks in a reverse factoring arrangement. As of December 31, 2024, the transaction amounted to R$299,200. The Company also engages in bovine by-product purchasing operations for rendering activities with Prima Foods S.A. The Company is the sponsor of the J&F Institute, a business school for young people aiming to train future leaders, offering free, high-quality education. For the fiscal year ended December 31, 2024, the Company made donations totaling R$106,472 recorded in the financial statements as administrative expenses. The Company is also a member of the JBS Fund for the Amazon, a non-profit association aimed at fostering and financing initiatives and projects for the sustainable development of the Amazon biome. During the financial year ended December 31, 2024, the Company made donations totaling R$12,025 recorded in the financial statements as administrative expenses. In its insurance contracting and renewal processes, the Company includes Original Corporate Corretora de Seguros Ltda., a related party, in its panel of insurance brokers, with contracts awarded under standard market conditions. For the fiscal years ended December 31, 2024, and 2023, no expected losses from doubtful debts were recorded, nor were any bad debt expenses recognized related to transactions with related parties. On December 30, 2024, the Company entered into an agreement for the sale of its Hygiene and Beauty operation to the related party Flora Produtos de Higiene e Limpeza S.A. The transaction covers the transfer of assets and operations related to manufacturing and marketing of hygiene and beauty products, according to the terms agreed between the parties. The value of the sale was established at R$ 315 million, subject to working capital adjustments. The completion of the transaction will occur after the fulfillment of the condition’s precedent stipulated in the agreement. The Company did not classify the operation as discontinued on December 31, 2024, as it does not represent a line of business individually significant, corresponding to only 0.2% of the Company’s net assets. On June 26, 2024, the Company entered into an agreement with Âmbar Hidroenergia Ltda. to form a consortium for the joint operation of power plants aimed at generating electricity. The participation in the consortium was defined as 99% for JBS S.A. and 1% for Âmbar Hidroenergia Ltda.. 5 . Income taxes Current taxes The Company and its subsidiaries located in Brazil and abroad are taxed in accordance with the tax laws in effect in each country. The Company analyzes the results of each subsidiary to apply the relevant income tax legislation, aiming to comply with treaties signed by the Brazil and avoid double taxation. Current income tax and social contribution are calculated on the taxable income for the period and any adjustments from prior years. The amount of current tax payable or receivable is recorded based on the best estimate, taking into account uncertainties related to the calculation of such taxes. The effective tax rate is calculated based on the tax laws in effect during each period and in each country where the Company operates. Management periodically evaluates its position on tax matters subject to varying interpretations and recognizes provisions for potential income tax and social contribution payments, when necessary. 8

In accordance with the technical interpretation CPC/IFRIC23, Management has assessed relevant tax decisions, identifying potential divergences in relation to the tax positions adopted by the Company. Based on this analysis, and considering legal opinions and applicable case law, a provision amounting to R$4,714,311 was recognized, reflecting discrepancies regarding the taxation of profits from foreign affiliates located in countries with international treaties. This provision was recorded by reducing the “recoverable taxes” line item, reflecting the potential realization of these amounts in the future. The Company periodically reviews its tax positions where there is uncertainty regarding the tax treatment applied and adjusts the provision as necessary, in line with changes in the prevailing regulatory and legal environment. Deferred taxes The Company’s tax assets or liabilities may be offset against the tax assets or liabilities if the said entities are legally entitled to it make or receive a single net payment and they intend to make or receive that net payment or recover the assets and settle liabilities simultaneously. In the Company, tax calculations refer to known tax uncertainties due to judgments used to calculate tax liabilities in the application of complex tax regulations complex tax regulations, which are constantly evolving in the tax jurisdictions where the Company operates. Deferred taxes will only be recognized if it is probable that it is probable that in the future there will be a positive tax base against which temporary differences can be utilized and losses offset, based on projections of taxable income taxable results as well as technical feasibility studies, submitted annually to the Company’s and its subsidiaries’ management bodies, when applicable. Changes in tax laws and rates may affect deferred tax assets and liabilities recorded in the future. the Administration does not believe that there is a reasonable probability that there will be a material change in the recognized balances, however, at the close of the fiscal year, the calculation may result in a payment that is significantly different from the current estimate of tax liabilities or a change in the effective tax rate in the financial statements due to the complexity of these tax uncertainties. A legal settlement not favorable to the Company would require a cash outflow and could result in an increase in the effective tax rate on assessment; a favorable legal settlement may result in a reduction in the effective tax rate at assessment. Deferred taxes are recognized on tax loss carryforwards and temporary asset and liability differences on tax basis versus book basis. Deferred taxes are not recognized when arising from active and/or passive adjustments that do not affect the tax bases, with the exception of adjustments of business combination adjustments. Deferred taxes are determined using tax rates (and laws) that are effective or substantively effective at the end of the current period and are expected to apply when the deferred tax asset is realized or the deferred tax liability is settled. Deferred tax expense on goodwill amortization is recorded only when there is tax amortization of goodwill in the assessment. . Tax losses in Brazil do not expire, but are limited to the use of 30% of taxable income for the year. The utilization of tax losses in other jurisdictions expires between 10 and 20 years. 6 . Investments in equity-accounted investees, associates and joint venture The investments in associates and joint ventures are accounted using the equity method. Associates are those companies in which the Company has significant influence, without the power to control the financial and/or operating policy decisions. Joint ventures are those in which control is jointly exercised by the Company and one or more partners. The financial statements of its subsidiaries are adjusted to follow the accounting policies established by the Company. All transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. When the Company acquires more shares or other equity instruments of an entity that it already controls, the gains and losses of this variation of participation are recorded as an increase or decrease in shareholders’ equity under the caption “Capital Transaction”. 7 . Property, plant and equipment Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditures that are directly attributable to the purchase of the items and the costs attributable to bringing the asset to its working condition for its intended use. When parts of an item of property, plant and equipment have different useful lives, those components are accounted for as separate items of property, plant and equipment. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Company and they can be measured reliably. The carrying amount of the replaced items or parts are recognized. All other repairs and maintenance costs are charged to the statement of income in the period in which they are incurred. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Assets are depreciated to their residual values. Land and construction in progress is not depreciated. The Company assesses the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When future undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value, the Company compares the asset’s estimated future cash flows, discounted to present value using a risk-adjusted discount rate, to its current carrying value and records a provision for impairment as appropriate. The assets’ residual values and useful lives are reviewed and adjusted, if needed, at the end of each reporting period and the effect of any change in estimates is accounted for prospectively. 9

At each reporting date, management assesses whether there is an indication that an asset may be impaired. In that case, the estimated recoverable amount will be measured to determine if the asset is impaired. Assets and liabilities are grouped into CGU’s (Cash generating units) for impairment testing purposes. When an assets or CGU’s carrying amount, it is higher than its estimated recoverable amount, it is written down immediately to the recoverable amount. The recoverable amount is the higher amount of the estimate of the assets’ fair value less cost to sell and value in use. Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are recognized within the statement of income. The Company’s construction in progress relates to investments for expansion, modernization and adaptation of plants for the purposes of increasing productivity and obtaining new certifications required by the market. When these assets are completed and placed in service, they are transferred to property, plant and equipment and depreciation commences. During the year ended at December 31, 2024, the Company entered into several purchase commitments for property, plant and equipment in the amount of R$94,927. 8 . Leases The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost and subsequently, at cost less any accumulated depreciation and impairment and adjusted for certain remeasurement of lease liabilities. The lease liability is initially measured at the present value of the lease payments that were not paid at the start date, discounted at the interest rate implicit in the lease agreement. When the implicit rate cannot be readily determined, the incremental borrowing rate is used as discount rate. The Company when measuring and remeasuring its lease liabilities and the right of use, used the discounted cash flow technique without considering projected future inflation in the flows to be discounted. Such technique generates significant distortions in the information provided, given the current reality of long-term interest rates in the Brazilian economic environment. The nature of the expenses related to these leases is recognized as cost of depreciation of right of use assets. Financial expenses on lease obligations are recognized and demonstrated as interest expense. The Company uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for the present value’s calculation of the lease provision of the identified assets and, consequently, for the monthly accrual of financial interest were 5.83%, accordance with the term of each lease agreement and the economic policy of each subsidiary’s domicile, in accordance with the term of validity of each lease agreement and the economic policy of each country where the subsidiary is domiciled. 9 . Intangible assets Intangible assets are carried at acquisition cost, net of accumulated amortization and impairment, if applicable. Intangible assets are recognized when it is expected that the assets will generate future economic benefits, taking into consideration the intangible assets’ economic and technological viability. Intangible assets are primarily comprised of trademarks, customer relationships, water and mineral rights, supplier contracts, software and others.. Intangible assets with finite useful lives are amortized over the period of effective use using the straight-line method or a method that reflects the economic benefits of the asset. Intangible assets that are subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher amount of na asset’s fair value less costs to sell and its value in use. The carrying value of indefinite-lived intangible assets, which refers to trademarks and water rights, are tested at least annually for impairment or more frequently if events or changes in circumstances indicate that the assets may be impaired. If impairment exists, a loss is recognized to write down the indefinite-lived assets to their recoverable amount. Management understands that certain trademarks have indefinite lives due to verifiable history, the nature of the assets and expected use of the asset by the Company. These acquired trademarks have no legal, regulatory or contractual limits on their use, do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to technological obsolescence or other forms of deterioration in value. Intangible assets acquired in a business combination are recognized at fair value based on valuation methodologies and techniques that often involve the use of a thirdparty valuation firm’s expertise to calculate estimates of discounted cash flows. 1 0. Goodwill The goodwill is recognized under the caption “Investments in subsidiaries, associate and joint venture” because for the investor it is part of its investment in the subsidiary’s acquisition . Therefore, in the Company there is only goodwill from incorporations in the amount of R$9,085,970. For tax purposes, all the goodwill recorded in the Company was fully amortized in the year ended December 31, 2021. Goodwill is an indefinite lived asset and is required to be tested for impairment annually or whenever there is evidence of a decline in fair value. Assets and liabilities are grouped into CGU’s (Cash generating units) for impairment testing purposes. Any impairment loss is recognized immediately in the statement of income and cannot be reversed. 10

For impairment testing, assets grouped together into the group of assets which generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (CGUs). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. CGUs are tested for impairment annually or whenever events and circumstances indicate that the recoverable amount of the CGU is less than its carrying amount. The recoverable amount is the higher of fair value less cost to sell or value in-use. The Company first estimates the value in-use of CGUs and if lower than the carrying amount, the Company will estimate the fair value less cost to sell. During the years ended at December 31, 2024 and 2023, our estimates of the CGU groups’ value in-use exceeded their carrying amounts and therefore estimates of fair value less cost to sell were not determined. The Company estimates of value inuse contain uncertainties due to judgments used in assumptions, including revenue growth, costs and expenses, capital expenditures, working capital and discount rates. The assumptions are based on Management’s estimates as well as comparable data available for market and economic conditions which generate the cash flows. Upon the sale of a business, the goodwill or corresponding portion of goodwill is included in the calculation of profit or loss on disposal. 1 1. Trade accounts payable Trade accounts payable correspond to the amounts owed to suppliers in the ordinary course of business. If the payment period is equivalent to one year or less, the amount is classified as current liabilities, otherwise the corresponding amount is classified as non-current liabilities. Accounts payable are recognized initially at their fair value and are subsequently measured at amortized cost using the effective interest method. 12. Confirmed Risk The Company engage in confirmed risk operations with top-tier financial institutions alongside domestic suppliers. It should be noted that, apart from a relaxation of terms, there were no operational or commercial changes in the process. Additionally, this transaction does not impact the prices set by the suppliers, which remain unchanged compared to the pre-operation values. The primary objective of the agreement is to optimize payment processing and enable the advancement of receivables to participating suppliers, compared to the original invoice due date. For the Company, this operation does not result in a significant extension of payment terms compared to those previously agreed upon with nonparticipating suppliers, but it offers the advantage of early receipt to those involved. Additionally, the Company does not incur additional interest on the amounts owed. Therefore, the amounts involved in the transaction are recorded as accounts payable, maintaining the same nature and function as the Company’s other obligations, and are classified as current liabilities as of December 31, 2024 and 2023. 1 3. Loans and financing Loans and financing are initially recognized at fair value upon receipt of the proceeds, net of transaction costs, and subsequently measured at amortized cost. Below is a schedule showing the Company loans and financing instruments by foreign and local currency. Local currency indicates loans denominated in the functional currency of the borrower. All borrowings denominated in currencies other than the presentation currency (Brazilian Reais) are translated to presentation currency each reporting period. Current amounts include accrued but unpaid interest at period-end. Premiums, discounts and transaction costs are amortized to finance expense using the effective interest method. Debt Registration with the Securities Exchange Commission (SEC): On October 25, 2024, following the effectiveness declaration by the United States Securities and Exchange Commission (SEC), the Company initiated the acceptance period for the Exchange Offer of the 13 existing series of debt securities (“Old Bonds”), which were not registered with the SEC, for new registered debt securities (“New Bonds”). The offer was filed with the SEC on August 25 and expired on November 25, 2024. 1 4. Payroll and social charges Taxes payable in installments:In December 2022, the Brazilian Supreme Court (STF), in a favorable decision regarding the Direct Action of Unconstitutionality (ADI No. 4,395), declared unconstitutional the subrogation of the collection of social security contributions related to the Rural Worker Assistance Fund (FUNRURAL) to slaughterhouses, consumer companies, consignors, or cooperatives purchasing production. As of December 31, 2024, the Company and its subsidiaries have recorded a provision under the “Social Charges Installments” line item amounting to R$1.49 billion related to FUNRURAL installments. As of December 31, 2024, the Company and its subsidiaries settled installments in cash and offset them against recoverable tax balances totaling R$1.49 billion . The Company is still awaiting the approval of the judgment minutes that will proclaim the result, as well as potential modulation of effects by the STF, which will determine the period for which the decision will take effect. 15. Dividends payable The Company’s bylaws require the payment of dividends equal to at least 25% of the annual net income attributable to company shareholders , after the allocation of 5% to the legal reserve, consequently, the Company registers the obligation at the end of the year for the minimum mandatory dividends. The amount of residual dividends from previous fiscal years corresponds to unpaid amounts due to the lack of updated banking details with banks and brokers. This issue, arising from some minority shareholders, prevents the completion of the payment. The Company notifies these shareholders to update their information so that the balance can be settled. The balance of prescribed dividends is absorbed under the “Profit Reserves” account, as they are not distributed within the three-year period. The liability will be maintained as a short-term obligation during the legal period, as the payment is automatically processed once the records are updated. 11

On August 13, 2024, the Company approved the distribution of proposed interim dividends from profit reserves, totaling R$4.44 billion, equivalent to R$2.00 per common share. These interim dividends were paid to shareholders on October 7, 2024. On November 13, 2024, the Company approved the distribution of proposed interim dividends related to profit reserves, in the total amount of R$2.22 billion, corresponding to R$1.00 per ordinary share. The interim dividends were paid to shareholders on January 15, 2025. 1 6. Provision for legal proceedings The preparation of financial statements requires Management to use estimates and assumptions regarding contingencies, which affect the value of assets, liabilities, revenues, and expenses in the current reporting period. In particular, given the uncertainties of a fiscal nature in Brazilian tax legislation, the determination of tax liabilities requires Management to exercise judgment, and the outcome upon realization may differ from the estimates. The Company and its subsidiaries are subject to proceedings of labor, civil, tax, social security, and other natures. Management must estimate the probability of any adverse outcomes from these proceedings as well as the probable losses associated with these matters. Provisions are recognized as liabilities, in administrative expenses, and charges in financial results, when losses are considered probable; that is, when an outflow of resources is likely to be required, and the amount can be reliably measured. When the existence of a present obligation is not deemed probable, the Company discloses contingent liabilities, except in cases where the possibility of an outflow of resources is remote, in which case no provision or disclosure is required. The Company is involved in judicial and administrative proceedings, predominantly in Brazil. The analysis of the probability of losses in these cases takes into account the available evidence, legal norms, jurisprudence, the most recent and relevant judicial decisions, as well as the opinions of in-house legal counsel. Provisions are adjusted for inflation and recorded in net financial results (income/expenses). The average estimated time for the conclusion of proceedings is approximately 2.5 years for labor cases, 4 years for civil cases, and between 5 and 10 years for tax and social security cases. 1 7. Financial instruments The Company and its subsidiaries recognize their financial assets and liabilities at fair value at initial recognition, with the exception of the accounts receivable which is measured at price per transaction, and subsequently measured at amortized cost or fair value through the result based on the business model for managing its assets and the contractual cash flow characteristics of the financial asset. The Purchases or sales of financial assets or liabilities are recognized at the date of the transaction. Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them: I. Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated at initial recognition at fair value through profit or loss. In this category the Company classifies mainly “CDBs and treasury bills” and “Derivative financial instruments”. II. Amortized cost: Represent financial assets and liabilities which Company’s business model is to maintain financial assets in order to receive contractual cash flows and that exclusively constitute principal and interest payments on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized when the asset is written off, modified or has a reduction in its recoverable value. In this category the Company classifies mainly “Trade accounts receivable”, “Cash and cash equivalents”, “Trade accounts payable” and “Loans and financing”. Financial assets and liabilities are offset and presented net in the balance sheet when there is a legal right to offset the amounts recognized and there is an intention to liquidate them on a net basis or to realize the asset and settle the liability simultaneously. The legal right should not be contingent on future events and should be applicable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty. 12

Exhibit C Protocol and Justification

1 FORM OF PROTOCOL AND JUSTIFICATION OF THE MERGER OF SHARES OF JBS S.A. BY JBS PARTICIPAÇÕES SOCIETÁRIAS S.A. The managers of the companies identified below, as well as the respective companies: JBS S.A., a corporation (sociedade anômina) registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) under category “A”, with shares listed on the Novo Mercado listing segment of the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão) (“B3”), enrolled with the Corporate Taxpayers’ Registry (Cadastro Nacional de Pessoas Jurídicas do Ministério da Fazenda) (“CNPJ/MF”) under No. 02.916.265/0001-60, with its headquarters located in the City of São Paulo, State of São Paulo, at Avenida Marginal Direita do Tietê, 500, Block I, 3rd floor, Vila Jaguara, 05118- 100 (“JBS” or JBS S.A.”). JBS PARTICIPAÇÕES SOCIETÁRIAS S.A., a corporation (sociedade anômina) not registered with the CVM, enrolled with the CNPJ/MF under No. 46.855.586/0001-77, with its headquarters located in the City of São Paulo, State of São Paulo, at Avenida Marginal Direita do Tietê, 500, Block II, underground floor, Suite 35, Vila Jaguara, 05118- 100 (“JBS Participações” and, together with JBS, the “Companies”). JBS B.V., a company organized under the laws of the Netherlands, and which will be converted, before completion of the Dual Listing (as defined below), into JBS N.V., enrolled with the CNPJ/MF under No. 491.158.150/001-05, with its headquarters located in the city of Amsterdam, in The Netherlands, at Stroombaan 16, 5th floor, and the sole relevant asset of which, on the date hereof, is the equity interest held in JBS Participações (“JBS N.V. 1”). NOW, THE PARTIES RESOLVE TO execute, for the reasons and for the purposes detailed below, pursuant to articles 224 and 225 of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporation Law”) and pursuant to the provisions of the material facts disclosed on July 12, 2023, on September 4, 2023, on March 17, 2025 and on April 22, 2025, this protocol and justification instrument (“Protocol and Justification”), the subject matter of which is the proposed dual listing of JBS’s shares on stock exchanges on Brazil and on the United States of America, for the purposes of 1 JBS N.V. currently operates under the name JBS B.V. and will, prior to completion of the transaction, have its current corporate form of private limited liability company (Besloten Vennootschap - BV) converted into a public limited liability company under the Dutch law (Naamloze Venootschap - NV). This document is a free English translation of a Portuguese-language document. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail.

2 increasing its investment capacity to expand JBS S.A. and increasing the access of institutional and retail investors to shares representing the consolidated operations of JBS S.A.. JBS S.A. wishes to promote a simultaneous dual listing in Brazil and in the United States, having as vehicle JBS N.V., which will obtain registration as a foreign issuer with the CVM in order to have Brazilian Depositary Receipts - Level II BDRs (BDRs) admitted to trading on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), representing its Class A Shares (as defined below), and will be registered as a foreign private issuer with the U.S. Securities and Exchange Commission (“SEC”) in order to have its Class A Shares admitted for trading on the New York Stock Exchange (“NYSE”), resulting in the termination of trading in JBS S.A. common shares on the B3’s Novo Mercado listing segment (“Dual Listing”). 1. MAIN PURPOSES The Dual Listing aims to create a structure that allows JBS S.A. to better reflect its global presence and international operations, as well as to implement its growth strategy, with the purpose of improving its rating indexes and maximizing value for its shareholders. The main purposes of the Dual Listing are to: (i) Adapt JBS S.A.’s corporate structure to the global and diversified profile of JBS S.A.’s operations; (ii) Potentially unlock the value of JBS S.A.’s shares; and (iii) Expand investment capacity to strengthen conditions for growth and competition with global competitors. The Dual Listing will enable the JBS group to: (i) Further strengthen its corporate governance; (ii) Increase its visibility among the global investor community, improving comparability with its main peers; (iii) Expand its access to a larger investor base; (iv) Increase its flexibility to use equity as a source of financing, paving the way for raising funds through the issuance of shares and, consequently, reduce the need to raise new debt to support growth; and (v) Reduce its cost of capital. When completed, the transaction will not change in any material aspect the current operating and managerial structure of JBS S.A., in such way that operating assets, employees, financial flows, and logistic chains will remain where and how they currently stand. 2. DUAL LISTING DESCRIPTION

3 The Dual Listing will be carried out through the merger, by JBS Participações Societárias S.A. (“JBS Participações”), of all shares issued by JBS S.A. not held by JBS Participações on the date of its implementation (“Merger of Shares”), having as consideration the delivery to JBS S.A. shareholders (except JBS Participações), on the date of completion of the transaction, of 1 (one) mandatorily redeemable preferred share issued by JBS Participações (“Redeemable Share”) for every 2 (two) JBS S.A. shares, which will be immediately redeemed upon delivery of 01 (one) securities deposit certificate - Level II BDRs for each Redeemable Share, backed by 01 (one) Class A Shares issued by JBS N.V. (“BDRs”). 2.1. Dual Listing Stages 2.1.1. First Stage: As a first stage of the Dual Listing, JBS N.V. shall become, through a series of transactions (the “Controlling Shareholders Contributions”), the indirect controlling shareholder of JBS S.A. in two steps: 2.1.1.1. First step, concluded in December 2023: 2.1.1.1.1. J&F S.A. (formerly known as J&F Investimentos S.A.), a privately-held company organized under the laws of Brazil (“J&F”) subscribed all of its JBS S.A. common shares and paid part of these shares (369.918.510 shares), and Fundo de Investimento em Participações em Cadeias Produtivas Agroindustriais – FIP FIAGRO Formosa - Investimento no Exterior, an investment fund organized in Brazil indirectly held by J&F (“FIP Formosa” and, together with J&F, the “Controlling Shareholders”) subscribed and paid in all of its JBS S.A. shares (in the total amount of 180.010.329) to JBS Participações, in exchange of JBS Participações shares; 2.1.1.1.2. immediately thereafter, J&F and FIP Formosa contributed all of the received JBS Participações shares to J&F Investments Luxembourg S.à.r.l, a private limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“LuxCo”); 2.1.1.1.3. immediately thereafter, LuxCo contributed all of the received JBS Participações shares to JBS N.V.; and 2.1.1.2. Second step: 2.1.1.2.1. J&F will pay in the JBS S.A. common shares it subscribed on the step above (522,224,559 JBS S.A. shares) to JBS Participações in exchange for previously issued

4 shares of JBS Participações; 2.1.1.2.2. immediately thereafter, J&F will contribute and transfer all such shares of JBS Participações to LuxCo; and 2.1.1.2.3. immediately thereafter, LuxCo will contribute and transfer all such shares of JBS Participações to JBS N.V. 2.1.1.3. As a result of the first step of the Controlling Shareholders Contributions, and on the date hereof, J&F and JBS Participações are the direct controlling shareholders of JBS S.A., J&F indirectly own 100% of the capital stock of JBS Participações and Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista own 100% of the capital stock of J&F and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F. If the Merger of Shares is not approved by the EGM, then the second step described above may not occur, and the first step may or may not be reversed, or, depending exclusively on how the ultimate controlling shareholders decide to maintain their ownership structure of JBS S.A.’s common shares, which decision will not affect JBS S.A. Following the completion of the second step of the Controlling Shareholders Contributions, and immediately before the second stage described below, it is expected that Luxco will hold 241.234.515 Class A Shares and 294.842.184 Class B Shares issued by JBS N.V. After the conclusion of the second step, JBS N.V. will indirectly (through JBS Participações), hold the common shares issued by JBS S.A. currently held directly by J&F. Thus, JBS N.V. will become the indirect controlling shareholder of JBS S.A. 2.1.1.4. This stages have been and will be subject to the same exchange ratio, of one Class A Share or one Class B Share of JBS N.V. for every two JBS S.A. common shares, that will be applied to JBS S.A.’s non-controlling shareholders pursuant to the Merger of Shares and Redemption (as defined below), which shall result each shareholder of JBS S.A. on the last trading day of its JBS S.A. shares on the B3 (“Last Trading Day”), and each holder of American Depositary Receipts2 (“ADR Holders” and “ADRs”, respectively) who surrenders their ADRs after the Redemption, receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. Shareholder or ADS Holders had in JBS S.A., except for the effect of the sale of any fractional JBS N.V. BDRs attributed to JBS S.A. shareholders resulting from the Merger of Shares and the Redemption and the issuance or transfer of Class A Common Shares to certain members of senior management as a performance bonus for the successful completion of the Dual Listing. However, since the capital structure of JBS N.V. will differ from that of JBS S.A., as a result of the different classes of shares of JBS N.V., the voting power of the Controlling Shareholders (indirectly, through LuxCo) may increase compared to non-controlling shareholders shareholders, due to the stages described above, depending on the number of Class A 2 Each ADR represents two JBS S.A.’s common shares.

5 Shares converted into Class B Shares during the Class A Conversion Period (as defined below). 2.1.2. Second Stage: The second stage of the Dual Listing, subject to approval at an extraordinary general meeting of shareholders of JBS S.A. which will deliberate, among other topics, on the ratification of the hiring of an appraiser for the purpose of preparing an appraisal report following the provisions of article 252, §1 of the Corporations Law and on the Merger of Shares (“EGM” and “Appraisal Report,” respectively) and at a general shareholders’ meeting of JBS Participações, shall result in the receipt, by JBS S.A. shareholders on the Last Trading Day, and by the ADR Holders which surrender theirs ADRs after the Redemption (as defined below), of Class A Shares, which will be delivered, in the case of JBS S.A. Shareholders (as defined below), initially in the form of JBS N.V. BDRs, and the Cash Dividend (as defined below). (a) Merger of Shares. The merger, by JBS Participações, of all shares issued by JBS, at their book value, resulting in the issuance, in favor of JBS S.A. shareholders holding common shares issued on the Last Trading Day (except for JBS Participações) (“JBS S.A. Shareholders”), including the depositary bank of the ADRs, the Bank of New York Mellon (“ADRs Depositary Bank”), of one Redeemable Share for every two JBS S.A. common shares held, so that, after the implementation of the Dual Listing, JBS S.A. will become a wholly owned subsidiary of JBS Participações. The Redeemable Shares will be mandatorily redeemable and exchanged for BDRs. (b) Redemption. Immediately after the Merger of Shares, on the same date, all Redeemable Shares shall be redeemed (“Redemption”) upon delivery of BDRs to each of their holders, including the ADRs Depositary Bank, at a ratio of 1 (one) BDR for each Redeemable Share. The ADRs Depositary Bank will cause the BDRs that it receives pursuant to the Redemption to be immediately cancelled for delivery of the underlying Class A Shares, which it will deliver to JBS S.A. ADR Holders upon surrender by those holders of their ADRs and payment of certain fees and taxes to the ADRs Depositary Bank that JBS will pay on behalf of JBS S.A. ADS Holders. If any other holder of BDRs wishes to hold Class A Shares directly, the respective holder of BDRs must take the necessary steps to cancel their BDRs by providing instructions to the B3 through their respective custody agents. (c) Cash Dividend. Additionally, and subject to the approval of the Merger of Shares, the EGM shall resolve on the declaration of dividends, in favor of all holders of JBS S.A. shares on the EGM date, and all ADR Holders, on the cutoff date established by the ADR Depositary Bank, which can be date of the EGM or a later date, in the amount of R$1.00 (one real) per share, totaling

6 R$2,218,116,370 (two billion, two hundred and eighteen million, one hundred and sixteen thousand, three hundred and seventy reais). If the Dual Listing is approved by the EGM, pursuant to this Management Proposal, the Cash Dividend shall be paid on a date to be disclosed in due course by the JBS S.A.’s management. The amounts related to the portion attributed to JBS Participações will be fully transferred to JBS S.A.’s controlling shareholders, including through JBS N.V. and LuxCo. 2.1.3. The capital structure of JBS N.V., after implementation of the Dual Listing, shall be composed of three (3) classes of shares, as below: (a) Class A Common Shares, which shall be traded on a stock exchange in the United States and shall grant the right to one vote per share at JBS N.V. shareholders’ meetings (“Class A Shares”); (b) Class B Common Shares, which shall not be admitted to trading on a stock exchange in the United States or in any other organized market, which shall grant ten votes per share at JBS N.V. shareholders’ meetings (“Class B Shares”) and shall be convertible into Class A Shares and Conversion Shares, at the rate of one Class B Share and one Conversion Share for each Class A Share. Class B Shares will be convertible into Class A Shares at any time, at the ratio of one Class A Shares to each converted Class B Share; and (c) Conversion Shares, which shall not be admitted to trading on a stock exchange in the United States or in any other organized market (“Conversion Shares”), the sole purpose of which is to facilitate, in accordance with the laws of the Netherlands, the conversion of Class B Shares into Class A Shares. 2.1.4. The Class A Shares and Class B Shares shall have the same economic rights. 2.1.5. The Conversion Shares are without voting or distribution rights and are necessary so that the conversion of Class B Shares into Class A Shares does not result in a capital reduction of JBS N.V., as these two classes of shares have different nominal values. Immediately after converting Class B Shares into Class A Shares, the corresponding Conversion Shares will be mandatorily acquired by JBS N.V., for no consideration. 2.1.6. Upon completion of the Dual Listing and for a limited period of time, commencing on the first trading day of the Class A Shares on the NYSE and ending on December 31, 2026 (“Class A Conversion Period”), shareholders that are entitled to receive one or more BDRs upon the opening of the first trading day of the BDRs on the B3 as a result of implementation of the Dual after having received the underlying Class A Shares (with the previous cancellation of their respective BDRs, if necessary), as well

7 as ADR Holders with the right to receive the underlying Class A Shares due to the Dual Listing (“Eligible Shareholders”), may request, the conversion of their respective Class A Shares into Class B Shares, at a ratio of one Class B Share for one Class A Share (“Class A Conversion”). Without prejudice to the Maximum Conversion Rate (as described below) and the limit imposed by the Minimum Free Float, (as described below), the maximum number of Class A Shares that an Eligible Shareholder may request to be converted into Class B Shares is equal, in the case of a former JBS S.A. shareholder, to the number of JBS N.V. BDRs to which the Eligible Shareholder is entitled at the opening of the first trading day of the BDRs on the B3 (not including any fractions of JBS N.V. BDRs received as part of the Dual Listing) and, in the case of a former ADR holder, to the number of Class A Shares to which the Eligible Shareholder is entitled to receive from the ADR Depositary Bank due to the Dual Listing (“Maximum Convertible Shares”). 2.1.7. Except with respect to conversion requests submitted during the Last Conversion Quarter (as defined below), the maximum number of Class A Shares held by an Eligible Shareholder that can be converted into Class B Shares shall be limited to 55% of such Eligible Shareholder’s Maximum Convertible Shares (“Maximum Conversion Rate”). 2.1.8. During the Class A Conversion Period, JBS N.V.’s Board of Directors shall decide on any conversion requests within 15 business days after the end of each fiscal quarter for any requests received from Eligible Shareholders during such quarter, provided such requests are deemed valid by the Board of Directors. With respect to the last quarter prior to the close of the Class A Conversion Period (i.e., the fourth quarter of 2026) (“Last Conversion Quarter”), the Maximum Conversion Rate shall not apply, but if the total number of Class A Shares in respect of which the Board of Directors of JBS N.V. has received one or more valid conversion requests during the Class A Conversion Period would cause the number of Class A Shares held by non-controlling shareholders (being, at the time of the Dual Listing, all shareholders of JBS N.V., except for LuxCo) divided by the total number of outstanding shares of JBS N.V. multiplied by 100%, on December 31, 2026, to be below 20% (“Minimum Free Float”), then the number of Class A Shares to which each such conversation request received during the Last Conversion Quarter pertains shall be reduced on a pro rata basis so that the aggregate number of Class A Shares converted into Class B Shares does not result in violation of the Minimum Free Float. The Maximum Conversion Rate and Minimum Free Float are intended to maintain a minimum number of outstanding Class A Shares in order to improve the liquidity of the Class A Shares that shall be traded on the NYSE. 2.1.9. During the Class A Conversion Period, the current ultimate controlling shareholders (through LuxCo) may request the conversion of all or a portion of the Class A Shares held by LuxCo at the opening of the first trading day of the BDRs on the B3 into Class B Shares, at the same ratio of one Class B Share for each Class A Share held. The Maximum Conversion Rate and Minimum Free Float will not be applicable to conversion

8 requests made by LuxCo, which will be entitled, at any time during the Class A Conversion Period, to request the conversion of all or a portion of its Class A Shares held by it into Class B Shares, since the Class A Shares owned by LuxCo will be subject to transfer restrictions and may be excluded from the calculation of “publicly-held shares” under NYSE’s listing requirements for so long as LuxCo is considered an “affiliate” of JBS N.V., as that term is generally interpreted for U.S. federal securities laws purposes. After the end of the Class A Conversion Period, any and all Class A Shares not converted into Class B Shares by the Eligible Shareholders and/or LuxCo during the Class A Conversion Period will be retained as such by such Eligible Shareholder and/or by LuxCo, as the case may be. After the end of each quarter, JBS N.V. shall disclose to the market the number of Class A Shares that have been converted into Class B Shares, in accordance with the procedures described above. After the Class A Conversion Period, the Class A Shares will no longer be convertible into Class B Shares. However, the Class B Shares may be converted into Class A Shares at any time. 2.1.10. Holders of American Depositary Receipts of JBS S.A. currently traded in the American over-the-counter market under the symbol “JBSAY” will receive communication from the ADR Depositary Bank, containing instructions for exercising the voting right at the EGM. Upon the completion of the Dual Listing, the depositary bank will receive the BDRs of JBS N.V. related to the shares of JBS S.A. underlying the ADRs in its custody, will promote the cancellation of all BDRs, will receive the corresponding Class A Shares, and will deliver them directly to the then holders of the ADRs of JBS S.A. in their respective accounts with brokers in the United States. 2.1.11. The cutoff date on which a holder of ADRs must hold ADRs in order to provide instructions to the Depositary Bank of the ADRs for exercising voting rights at the EGM will be announced in due course by the ADR Depositary Bank (“ADRs Voting Record Date”). Anyone who becomes a holder of ADRs after the ADRs Voting Record Date, which will be prior to the EGM, will not have the right to provide instructions for exercising voting rights at the EGM. 2.2. Level II BDR Program 2.2.1. In order to allow the delivery of JBS N.V.’s BDRs after completion of the Dual Listing, JBS N.V. has requested, on December 27, 2024, its registration as a foreign issuer in Brazil and registration of the “Sponsored Level II BDR Program” (“BDR Program”) with the CVM and the B3. 2.2.2. After the date of the Merger of Shares and Redemption, (i) holders of Class A Shares may deposit their Class A Shares with the depositary bank of the BDR Program of JBS N.V., and receive BDRs, and (ii) BDR holders may cancel their BDRs and receive the underlying Class A Shares. Consequently, in connection with the listing of JBS N.V.’s

9 BDRs, JBS N.V. will require the classification of its BDRs as Level II under the Brazilian regulation and it will be required to obtain its registration as a foreign issuer before CVM, and consequently, comply with certain disclosure requirements set forth in the Brazilian regulations, including the annual filing of a reference form (Formulário de Referência), a document which contains financial, legal and operation information about the company, providing quarterly financial information and other periodic filings disclosing material events. 2.2.3. JBS N.V. obtained, on April 22, 2025, a declaration of effectiveness from the SEC of its registration statement in connection with the shares of JBS N.V. to be issued under the Dual Listing with the SEC and the Class A Shares are in the process of being approved for listing on the NYSE. 2.2.4. JBS S.A. shareholders that wish to directly hold Class A Shares, after receiving the BDRs backed by Class A Shares, may cancel them, in order to receive Class A Shares, upon instructions given to the B3 through their respective custody agents, pursuant to the B3 regulations. To receive Class A Shares it will be necessary to open an account with a qualified broker in the United States. 2.2.5. JBS S.A. shareholders may trade in their shares issued by JBS S.A. until effective implementation of the Dual Listing, when the BDRs shall be delivered. The date of implementation of the Dual Listing shall be informed to the market in due course. Treatment of fractional BDRs. 2.2.6. After the date of conclusion of the Dual Listing, any fractional BDRs of JBS N.V. attributed to JBS S.A. shareholders resulting from the Merger of Shares and the Redemption, will be grouped into whole numbers and sold on the open market managed by B3, as applicable. The net proceeds from the sale of fractional BDRs will be distributed on a pro rata basis to former JBS S.A. shareholders who contributed their JBS S.A. common shares to JBS Participações in the Merger of Shares and would have been entitled to receive fractional BDRs by virtue of contributing an odd number of JBS S.A. common shares. Excluding the Cash Dividend, no additional consideration in cash or in kind will be paid to JBS S.A. shareholders or ADR Holders in connection to the Dual Listing. Considering that each ADR represents two JBS S.A. common shares, which is the same exchange ratio used in the Dual Listing, no fractional BDRs will be attributed to the ADRs Depositary Bank on behalf of the ADRs Holders. 3. CONDITIONS FOR COMPLETING THE DUAL LISTING 3.1. In addition to the necessary corporate approvals, including approval of the Dual Listing at the EGM, the conclusion of the Dual Listing is subject to the following relevant

10 conditions, prior to completion of the Dual Listing, arranged in chronological order (“Conditions Precedent”): (a) approval of the Class A Shares for listing on the NYSE; and (b) approval of the Sponsored Level II BDR Program by the CVM and admission for listing of the BDRs by B3 (and, as a condition for such approvals, registration of JBS N.V. as a foreign issuer by the CVM). 3.2. Such Conditions Precedent cannot be waived. 3.3. If the Conditions Precedent are not satisfied, the Dual Listing shall not be carried out, and the resolutions passed and/or acts carried out within the scope of the Dual Listing shall be null and void, and JBS S.A., JBS Participações, and JBS N.V. shall maintain the status quo ante. 4. EXCHANGE RATIOS, APPRAISERS, AND APPRAISAL REPORTS 4.1. Exchange Ratios 4.1.1. Upon completion of the Dual Listing, each holder of JBS S.A. and holders of ADRs on the Last Trading Day shall maintain the same economic interest in the total capital of JBS N.V. that it held in the total capital of JBS S.A. on such date, except for the effects of sales of fractions of BDRs resulting from the Merger of Shares and the Redemption and the issuance and/or transfer of Class A Shares to certain members of senior management, by way of performance bonuses, for the successful completion of the Dual Listing. 4.1.2. As a result of the Merger of Shares, Redeemable Preferred Shares issued by JBS Participações, all registered and with no par value, shall be issued in favor of JBS S.A. shareholders, substituting the common shares issued by JBS S.A. held by them. 4.1.3. Every 2 (two) common shares issued by JBS shall correspond to 1 (one) Redeemable Preferred Share issued by JBS Participações (“Exchange Ratio - Merger of Shares”). 4.1.4. Each 1 (one) Redeemable Preferred Share issued by JBS Participações, in turn, shall be redeemed upon delivery of 1 (one) BDR (“Exchange Ratio - Redemption”). 4.1.5. Each 1 (one) BDR, in turn, will correspond to 1 (one) Class A Share.

11 4.1.6. Considering that JBS Participações is a holding company whose only asset, at the time of implementation of the Merger of Shares, will be the 48.34% stake in the capital stock and voting capital of JBS S.A. currently held by its Controlling Shareholders, and that does not or will not have any relevant liabilities, JBS requested the CVM to waive the preparation of the report for the purpose of the article 264 of the Corporation Law and article 8, item II, of CVM Resolution 78 to calculate, for comparative purposes, the Exchange Ratio, evaluating the two assets according to the same criteria on the Base Date (“264 Report”). 4.1.7. Such request was based on the latent mismatch between the burden of preparing the Report 264 and the benefits arising from its preparation, to the extent that the only asset of JBS Participações will be the stake in the company whose shares will be incorporated (JBS S.A.), so that, if the assets of the two involved companies were evaluated at market prices, the assessment would be made on the same object, given the absence of relevant assets and liabilities in JBS Participações. Additionally, said assessment, even if carried out, would not be able to reveal a share exchange ratio different from that already proposed to the shareholders, since (i) the object of the assessment would be the equity of JBS S.A. itself, which is reflected in JBS Participações through the equity method, and (ii) the exchange ratio for the controlling shareholders within the scope of the Dual Listing is the same as that proposed for the non-controlling shareholders, so that the entire operation will not result in any dilution for them. 4.1.8. In analyzing the request made by JBS S.A., the CVM Board decided, on August 22, 2023, in accordance with the conclusions of the technical area’s opinion of the agency, that there was no interest to be protected by the CVM to justify the requirement for the preparation of Report 264. For this reason, based on the arguments mentioned above, the Management decided not to prepare Report 264 for the purposes of the Dual Listing. 4.2. Appraisers and Appraisal Reports 4.2.1. All voting members of the Board of Directors approved, unanimously and without any restrictions, the engagement of KPMG AUDITORES INDEPENDENTES, a limited liability company with principal place of business at Rua Verbo Divino, No. 1400, 1st to 8th floors, Chácara Santo Antônio, in the City and State of São Paulo, enrolled with the CNPJ/MF under No. 57.755.217/0001-29, registered with the Regional Accounting Council of São Paulo (Conselho Regional de Contabilidade de São Paulo) under No. 2SP- 014428/O-6 (“KPMG” or “Appraiser”), for preparation of the appraisal report of the value of the shares issued by JBS S.A. to be merged into JBS Participações, within the scope of the Merger of Shares, based on the book value of the shares issued by JBS, on December 31, 2024 (“Base Date”), for purposes of verifying the capital increase of JBS Participações, as provided for in article 252 of the Brazilian Corporation Law (“Appraisal Report”).

12 4.2.2. The Appraisal Report assessed the amount of R$44,780,867,425.93, corresponding to the book value of shareholders’ equity per common share of JBS S.A. on the Base Date. 4.2.3. The appointment of the Appraiser, as well as the Appraisal Report, will be submitted for ratification at the EGM, subject to the quorums for resolution described in item 5.2 below, and which shall be included in the manual for participation in the EGM to be disclosed by JBS S.A. The Appraiser is considered an independent expert for the purpose of issuing the Appraisal Report within the scope of the Dual Listing. 4.2.4. The Appraiser was selected for the work considering, among others, its broad and well-known experience in the preparation of reports and appraisals of this nature. The Appraiser expressly represented: (a) that there is no current or potential conflict or communion of interests with the Companies’ shareholders, or even with regard to the Merger of Shares; and (b) that neither the shareholders nor the managers of the Companies directed, limited, hindered, or performed any acts that have or may have compromised access, use, or knowledge of information, assets, documents, or work methodologies relevant to the quality of their conclusions. 4.2.5. JBS S.A. shall bear all costs related to appointment of the Appraiser to prepare the Appraisal Report. 4.3. Capital Increase of JBS Participações 4.3.1. The Merger of Shares shall result in an increase in the shareholders’ equity of JBS Participações in the amount of R$23,135,493,077.91, upon issuance of 572,981,486 Redeemable Preferred Shares, equivalent to the book value of the shares to be merged, pursuant to the Report - Merger of Shares, of which: (i) up to R$1,00 shall be used to increase the capital stock; and (ii) the remainder shall be used to form a capital reserve. 4.3.2. Between the date of this instrument and the effective date of the Merger of Shares, the capital stock of JBS Participações shall be increased to reflect the contribution by JBS N.V., to JBS Participações, of the shares of JBS S.A. currently held by the Controlling Shareholders, as a result of completion of the first stage of the Dual Listing. 4.3.3. Equity variations subsequent to the Base Date shall be determined and reflected in the companies in which they occur. 5. CORPORATE APPROVALS

13 5.1. Completion of the Dual Listing, including the Merger of Shares, shall be conditional upon the completion of: (a) an EGM, to resolve on the following items on the agenda (herein briefly described): (i) ratification of the hiring of the Appraiser to prepare the Appraisal Report; (ii) approval of the Appraisal Report; (iii) approval of this Protocol and Justification; (iv) approval of the Merger of Shares, in the context of the Dual Listing; (v) approval of the Merger of Shares, in the context of the Dual Listing; (v) approval of the non-listing, due to a legal impediment, of JBS N.V. in the “Novo Mercado” segment, pursuant to the sole paragraph of article 46 of the B3 Novo Mercado Regulations, as a result of which JBS S.A. will cease its shares traded on B3; (vi) authorization for JBS S.A.’s managers to take all necessary measures resulting from the approval of the Dual Listing, including, without limitation, the implementation of the Merger of Shares and the resulting subscription of new shares to be issued by JBS Participações as a result of the Merger of Shares, on behalf of the shareholders of JBS S.A.; and (vii) approval of the declaration of the Cash Dividend; and (b) General Shareholders’ Meeting of JBS Participações to resolve on the following items (herein summarized described): (i) capital increase of JBS Participações upon contribution, by JBS N.V., of the shares issued by JBS S.A. currently held by J&F; (ii) ratification of the execution hereof; and (iii) resolve on approval of the Merger of Shares in the context of the Dual Listing, the increase in the capital stock of JBS Participações due to the Merger of Shares, the creation of Redeemable Shares, the issuance of Redeemable Shares, and the Redemption. 5.2. The matters for which the EGM shall be called upon to resolve shall be deliberated if following installation quorums are met and shall be passed if the following minimum approval requirements are met: (a) on first call: NO. AGENDA QUORUM TO OPEN THE MEETING QUORUM TO PASS RESOLUTIONS (i) Ratification of the hiring of the Appraiser to prepare the Appraisal Report 1/4 of the capital stock of JBS S.A. A majority of the capital stock, in accordance with article 252 of the Corporation Law (ii) Approval of the Appraisal Report 1/4 of the capital stock of JBS S.A. A majority of the capital stock, in accordance with article 252 of the Corporation Law (iii) Approval of the Protocol and Justification 1/4 of the capital stock of JBS S.A. A majority of the capital stock, in accordance with article 252 of the Corporation Law

14 NO. AGENDA QUORUM TO OPEN THE MEETING QUORUM TO PASS RESOLUTIONS (iv) Approval of the Merger of Shares in the context of the Dual Listing 1/4 of the capital stock of JBS S.A. A majority of the capital stock, in accordance with article 252 of the Corporation Law (v) Approval of the non-listing of JBS N.V. in the B3 “Novo Mercado” segment, pursuant to article 46, sole paragraph of the Novo Mercado Regulations, as a result of which JBS S.A. will cease to have its shares traded on B3 1/4 of the capital stock of JBS S.A. A majority of the Free Float present at the EGM (vi) Authorization for the managers to take all necessary measures resulting from the approval of the Dual Listing, including, without limitation, the implementation of the Merger of Shares and the resulting subscription of new shares to be issued by JBS Participações as a result of the Merger of Shares, on behalf of the shareholders of JBS S.A. 1/4 of the capital stock of JBS S.A. A majority of the capital stock, in accordance with article 252 of the Corporation Law (vii) Approval of the declaration of the Cash Dividend 1/4 of the capital stock of JBS S.A. A majority of the capital stock present at the EGM (b) on second call: NO. AGENDA QUORUM TO OPEN THE MEETING QUORUM TO PASS RESOLUTIONS (i) Ratification of the hiring of the Appraiser to prepare the Appraisal Report Any number of shareholders A majority of the capital stock, in accordance with article 252 of the Corporation Law (ii) Approval of the Appraisal Report Any number of shareholders A majority of the capital stock, in accordance with article 252 of the Corporation Law (iii) Approval of the Protocol and Justification Any number of shareholders A majority of the capital stock, in accordance with article 252 of the Corporation Law (iv) Approval of the Merger of Shares in the context of the Dual Listing Any number of shareholders A majority of the capital stock, in accordance with article 252 of the Corporation Law (v) Approval of the non-listing of JBS N.V. in the B3 “Novo Mercado” segment, pursuant to article 46, sole paragraph of the Novo Mercado Regulations, as a result of which JBS will cease to have its shares traded on B3 Any number of shareholders A majority of the Free Float present at the EGM (vi) Authorization for the managers to take all necessary measures resulting from the approval of the Dual Listing, including, without limitation, the implementation of the Merger of Shares and the resulting subscription of new shares to be issued by JBS Participações as a result of the Merger of Shares, on behalf of the shareholders of JBS S.A.. Any number of shareholders A majority of the capital stock present at the EGM (vii) Approval of the declaration of the Cash Dividend Any number of shareholders A majority of the capital stock present at the EGM 5.3. For purposes of the tables above, “Free Float” means common shares issued by JBS S.A., with the exception of those: (i) belonging to the Controlling Shareholders; (ii) belonging to persons related to the Controlling Shareholders; (iii) belonging to JBS S.A.

15 managers; and (iv) held in treasury. 5.4. The approval of the non-listing of JBS N.V. in the Novo Mercado segment, under article 46, sole paragraph, of the Novo Mercado Regulation requires approval by a majority (50% plus one share) of the Free Float of JBS S.A. present at the EGM. 5.5. Since (i) the non-listing of JBS N.V. in the Novo Mercado segment of B3 must be approved by the majority of the Free Float present, (ii) the legal or regulatory quorum for the approval of the different matters to be considered by the EGM of JBS S.A. varies, and (iii) all matters subject to voting at the EGM of JBS S.A. are interdependent and interconnected - so that if one matter is not approved, the others will also be rejected - then the approval of all matters being voted on at the EGM of JBS S.A. will also require the affirmative vote of the majority of the Free Float present. 5.6. The Controlling Shareholders will be counted for quorum purposes, but will only support the vote in favor of these matters if at least the majority (50% plus 1 share) of the Free Float present at the EGM of JBS S.A. also vote in favor of these matters and only if the votes of the Controlling Shareholders are necessary to reach the legal quorum. Otherwise, the Controlling Shareholders will abstain from voting. 5.7. Furthermore, shareholders J&F and BNDES PARTICIPAÇÕES S.A. – BNDESPar (“BNDESPar”) informed JBS S.A. that, on March 14th, 2025, J&F and BNDESPar entered into an agreement (“Agreement”) by which they have stipulated, in favor of BNDESPar, a structure for eventual remuneration to partially protect BNDESPar in the event of nonfulfillment of certain expected appreciation of JBS S.A.’s share prices following the Dual Listing and until December 31, 2026 (“Potential Remuneration”). 5.8. According to the information provided to JBS, the Agreement was reached due to the fact that BNDESPar is the largest minority shareholder of JBS, holding 20.8% of its total share capital, a position that grants it differentiated representation in the JBS S.A.’s governance. The Agreement is valid if the Dual Listing is implemented until December 31, 2026, and the Eventual Remuneration is limited to R$ 500 million. 5.9. The shareholders J&F and BNDESPar further informed that, due to the execution of the Agreement and the stipulation of the Eventual Remuneration, BNDESPar will abstain from exercising its voting rights at the EGM. Therefore, it will not be included in the calculation of the Free Float present at the EGM, thus leaving to the other private minority shareholders of the JBS S.A. the decision on the approval or not of the Dual Listing. 6. RIGHT OF DISSENT AND APPRAISAL

16 6.1. Pursuant to article 252, paragraph 2, coupled with article 137, II of the Brazilian Corporation Law, the Merger of Shares shall not grant JBS S.A. shareholders the right of dissent and appraisal, since JBS S.A.’ shares have liquidity and dispersion. 7. SUBMISSION OF DUAL LISTING TO BRAZILIAN OR FOREIGN AUTHORITIES 7.1. The approval of the transfer of the JBS S.A.’s common shares held by J&F and FIP Formosa in the context of the Dual Listing by the Foreign Investment Review Board in Australia was obtained on March 29, 2023. 7.2. Considering that this is a transaction between companies of the same group, there is no need to submit the Dual Listing for approval of any Brazilian or foreign antitrust authorities. 7.3. Completion of the Dual Listing is subject to compliance with the Conditions Precedent. 8. GENERAL PROVISIONS 8.1. Except as otherwise provided for in this Protocol and Justification, the costs and expenses incurred with the Dual Listing shall be borne by JBS, including expenses related to the fees of its respective advisors, auditors, appraisers, and counsel. 8.2. This Protocol and Justification may only be amended by means of a written instrument signed by the Parties. 8.3. Any declaration by any court of nullity or ineffectiveness of any of the covenants contained in this Protocol and Justification shall not adversely affect the validity and effectiveness of the others, which shall be fully complied with, obliging the Companies to use their best efforts in order to validly agree to obtain the same effects as the covenant that has been annulled or become ineffective. 8.4. Failure to exercise or late exercise, by any of the Companies, of any of its rights in this Protocol and Justification shall not be deemed a waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall be effective only if specifically granted and in writing. 8.5. This Protocol and Justification is irrevocable and irreversible, and the obligations assumed by the Companies are also binding upon their successors on any account. 8.6. The assignment of any of the rights and obligations agreed upon in this Protocol and Justification without the prior and express written consent of the Companies is

17 prohibited. 8.7. The Parties and the two witnesses execute this Protocol and Justification electronically, and the Parties expressly represent and agree, for purposes of article 10, paragraph 2 of Provisional Measure No. 2,200-2 of August 24, 2001, that their signatures by such means are binding, effective, and grant authenticity, integrity, and legal validity to the document now signed, making this Protocol and Justification an instrument enforceable out of court for all legal purposes. 9. APPLICABLE LAW AND DISPUTE RESOLUTION 9.1. This Protocol and Justification shall be governed and construed in accordance with the laws of Brazil. 9.2. Any and all disputes that may arise between the Parties as a result of or in relation to this Protocol and Justification shall be finally resolved by arbitration, administered by the Market Arbitration Chamber established by the B3 (“Market Arbitration Chamber”), in accordance with the Arbitration Regulations of said institution in effect at the time of institution of the arbitration. In the event that the Arbitration Regulations of the Market Arbitration Chamber is silent in any respect, the Parties hereby agree to supplementally apply the provisions set forth in Law No. 9,307/1996. 9.3. The Arbitration Court shall consist of three (3) arbitrators (“Arbitration Court”), to be appointed in accordance with the Arbitration Rules of the Market Arbitration Chamber. None of the arbitrators to be appointed shall need to be part of the body of arbitrators of the Market Arbitration Chamber, as permitted by Law No. 9.307/1996. 9.4. The seat of the arbitration shall be in the City of São Paulo, State of São Paulo, Brazil, where the arbitral award shall be rendered. The language of the arbitration shall be Portuguese. 9.5. The arbitrators shall decide based on the applicable Brazilian law, and judgment in equity shall be prohibited. 9.6. The arbitration proceedings and any document and information disclosed within the scope of the arbitration shall be confidential. 9.7. The arbitral award shall be final and binding on the Parties and their successors, and the Parties waive any right of appeal. Each Party has the right to resort to the Judiciary to (i) impose the institution of arbitration; (ii) obtain injunctions for the protection or conservation of rights, prior to institution of the arbitration, if necessary, including to execute any measure that entails specific performance under the terms of paragraph 3

18 of article 118 of the Brazilian Corporation Law, and any action shall not be considered as a waiver of arbitration as the only means of resolving disputes chosen by the Parties; (iii) to enforce any decision of the Arbitral Court, including the arbitral award; (iv) the judicial measures provided for in Law No. 9.307/1996, including any action to seek annulment of the arbitral award when permitted by law; or (v) execution of this Protocol and Justification as an instrument enforceable out of court. In the case of injunctions or specific performance measures submitted to the Judiciary for analysis in the cases provided for herein, the Arbitral Court, when instituted, shall analyze them, being free to uphold or modify the decision rendered by the Judiciary. For all legal measures provided for herein, the Parties choose the Judicial District of the City of São Paulo, State of São Paulo, with the exception of any other, however privileged it may be, except for the measures provided for in item (iii) above, which may be filed in any court of competent jurisdiction. 9.8. Payment of arbitration costs shall be made in accordance with the Arbitration Regulation of the Market Arbitration Chamber, and the responsibility for the costs, including administration fees, arbitrators’, experts’, and technical assistants’ fees, as well as contractual attorneys’ fees, shall be defined by the Arbitral Court in the arbitral award. 9.9. The Parties hereby declare to be bound by this arbitration clause and agree to participate in any arbitration that may be filed in relation hereto, as well as to comply with the arbitral award. IN WITNESS WHEREOF, the managers of the Companies sign this Protocol and Justification, jointly with the witnesses below. São Paulo, April 22, 2025. [remainder of the page intentionally left blank]

19 [Signature page of the Protocol and Justification of the Merger of Shares of JBS S.A. by JBS Participações Societárias S.A. entered into on April 22, 2025] JBS S.A. _________________________________ By: Title: __________________________________ By: Title: JBS Participações Societárias S.A. _________________________________ By: Title: __________________________________ By: Title: JBS B.V. _________________________________ By: Title: __________________________________ By: Title: Witnesses 1. _________________________________ Name: Identity Card (RG): Taxpayer Card (CPF): 2. __________________________________ Name: Identity Card (RG): Taxpayer Card (CPF):

Exhibit D.1 Information on the Merger of Shares (in accordance with Annex I to CVM Resolution 81) 1. Protocol and justification of the transaction under arts. 224 and 225 of Law No. 6,404 of 1976 The Extraordinary General Meeting (the “EGM”) is being called in connection with the material facts disclosed by the Company on July 12, 2023, September 4, 2023, March 17, 2025 and April 22, 2025, whereby information regarding the proposed dual listing of its shares on the stock exchange on Brazil and United States was disclosed, for the purposes of expanding its investment capacity for the expansion of the Company and increasing institutional and retail investors’ access to shares representing the consolidated operations of JBS. JBS N.V. will obtain registration as a foreign issuer with the CVM in order to have Brazilian Depositary Receipts - Level II BDRs admitted to trading on B3, backed by its Class A Shares, and will be registered as a Foreign Private Issuer (FPI) with the SEC to have its Class A Shares admitted to trading on NYSE, resulting in the end of trading of common shares of the Company on the B3 “Novo Mercado” listing segment. The structure resulting from the Dual Listing is described in detail in items 1 to 3 of this Proposal. The Protocol and Justification of the Dual Listing is included in this Proposal as Exhibit C. 2. Other agreements, contracts, and pre-contracts governing the exercise of voting rights or the transfer of shares issued by surviving companies or companies resulting from the transaction which are filed at the headquarters of the company or to which the controlling shareholder of the company is a party There are no formal agreements in force regulating the transfer of shares issued by the Company and/or the companies involved in the Dual Listing. 3. Description of the transaction, including: a. Terms and conditions The Dual Listing will be carried out through the merger, by JBS Participações Societárias S.A. (“JBS Participações”), of all the shares issued by JBS and not held by JBS Participações as of the date of its completion (“Merger of Shares”), having as consideration the delivery to JBS S.A. shareholders (except JBS Participações), as of the closing date of the transaction, of 1 (one) mandatorily redeemable preferred share issued by JBS Participações (“Redeemable Share”) for every 2 (two) JBS shares

(“Exchange Ratio”), which will be immediately redeemed upon delivery to their holders of 01 (one) securities deposit certificate - Level II BDRs for each Redeemable Share, backed by 01 (one) Class A Shares issued by JBS N.V. (“BDRs”). The Dual Listing will involve two separate stages: First Stage: As a first stage of the Dual Listing, JBS N.V. will become the indirect controlling shareholder of JBS S.A., through of the following transactions, implemented in two steps (the “Controlling Shareholders Contributions”): (a) First, already concluded in December 2023: (i) J&F S.A. (formerly known as J&F Investimentos S.A.), a privately-held company organized under the laws of Brazil (“J&F”) and Fundo de Investimento em Participações em Cadeias Produtivas Agroindustriais – FIP FIAGRO Formosa - Investimento no Exterior, an investment fund organized in Brazil indirectly held by J&F (“FIP Formosa” and, together with J&F, the “Controlling Shareholders”) subscribed a JBS Participações capital increase through the compromise to pay in such capital increase with the contribution of all of its JBS S.A. shares. J&F compromised to contribute all of the JBS S.A. shares held by it, of which 369,918,510 were already contributed and FIP Formoso compromised to contribute and already contributed all of its 180,010,329 shares. J&F and FIP Formosa received, in exchange, JBS Participações Shares; (ii) immediately thereafter, J&F and FIP Formosa contributed all of the received JBS Participações shares, pursuant to the step above, to J&F Investments Luxembourg S.à.r.l, a private limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“LuxCo”); (iii) immediately thereafter, LuxCo contributed all of the aforementioned JBS Participações shares to JBS N.V. (b) Second step: (i) J&F will contribute its remaining JBS S.A. common shares (totaling 522,224,559 JBS S.A. shares) to JBS Participações as payment for the already issued and subscribed shares; (ii) immediately thereafter, J&F will contribute and transfer the aforementioned paid shares of JBS Participações to LuxCo; and (iii) immediately thereafter, LuxCo will contribute and transfer all such shares of JBS Participações to JBS N.V. On the date of this Management Proposal, as a result of the first step of the Controlling Shareholders Contributions: (a) J&F and JBS Participações are the direct controlling shareholders of JBS S.A.; (b) J&F indirectly own 100% of the capital stock of JBS Participações; and (c) Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista indirectly own 100% of the capital stock of J&F. Following the completion of the second step of the Controlling Shareholders Contributions, and immediately before the second stage described below, it is expected that: (a) Luxco would hold 241.234.515 Class A Shares and 294.842.184 Class B Shares (as defined in the Management Proposal) issued by JBS N.V.; (b) JBS N.V. would, through JBS Participações, hold the common shares issued by JBS S.A. currently held directly by J&F; and (c) JBS N.V. would become the indirect controlling shareholder of JBS S.A. The Controlling Shareholders Contributions are subject to the same exchange ratio that will be applied to JBS S.A.’s non-controlling shareholders pursuant to the Merger of Shares and Redemption (as defined below). However, since the capital structure of JBS N.V. will differ from JBS S.A. capital structure, as a result of the different classes of shares of JBS N.V., the voting power of the Controlling Shareholders (indirectly, through LuxCo) may increase compared to the current voting power they have on JBS S.A., depending on the number of Class A Shares that will be converted into Class B Shares by the non-controlling shareholders during the Class A Conversion Period (as defined in the Management Proposal). If the Merger of Shares is not approved by the EGM, than the second step described above may not occur, the first step may or may not be reversed, depending exclusively on how the controlling shareholders will decide to maintain the shareholding structure of JBS S.A., which will not affect JBS S.A.

Second Stage: The second stage of the Dual Listing, subject to approval at the EGM and at a general shareholders’ meeting of JBS Participações, will result in the receipt (a) by JBS S.A. shareholders on the last trading day of its JBS S.A. shares on the B3 (“Last Trading Day”), except for JBS Participações (“JBS S.A. Shareholders”) of Class A Shares in the form of BDRs; and (b) the Cash Dividend (as defined below). In the case of holders of American Depositary Receipts7 that represents JBS S.A. common shares (“ADR Holders” and “ADRs”, respectively), they will receive Class A Shares through cancelling BDRs, which will be done directly by the ADR Depositary Bank (as defined in the Management Proposal) after the Redemption (as defined below). Each JBS S.A. Shareholder will receive, after the conclusion of the first step, 1 (one) BDR for every 2 (two) JBS S.A. common shares it holds, provided that every BDR will correspond to 1 (one) JBS N.V. Class A Share. JBS S.A. Shareholders will receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. Shareholder or ADS Holders had in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs resulting from the Merger of Shares and the Redemption and the issuance or transfer of Class A Shares to certain members of senior management as a performance bonus for the successful completion of the Dual Listing. The second stage will include the following steps: o Merger of Shares. The merger, by JBS Participações, of all shares issued by JBS S.A., at their book value. In exchange, JBS Participações will issue, in favor of JBS S.A. Shareholders8, 1 (one) Redeemable Share for every 2 (two) JBS S.A. common shares held by such JBS S.A. Shareholder. Thus, after the implementation of the Dual Listing, JBS S.A. will become a wholly owned subsidiary of JBS Participações. o Redemption. Immediately after and on the same date of the Merger of Shares, JBS Participações will redeem all the Redeemable Shares (“Redemption”) upon delivery, to each of their holders9, of 1 (one) BDR for every 1 (one) Redeemable Share. If any holder of BDRs wishes to hold Class A Shares directly, the respective holder of BDRs must take the necessary steps to cancel their BDRs by providing instructions to the B3 through their 7 The ADRs each represent two common shares of JBS S.A. 8 Including the depositary bank of the ADRs, The Bank of New York Mellon (“ADR Depositary Bank”) 9 Including the ADR Depositary Bank. The ADR Depositary Bank will proceed with the immediate cancellation of the BDRs it receives as a result of the Redemption, so that the Class A Shares corresponding to the BDRs are delivered to the ADR Holders, provided that the fees due to the ADR Depositary Bank for this transaction will be paid by JBS S.A. on behalf of the ADR Holders.

respective custody agents. In order to receive Class A Shares, shareholders must open an account with a brokerage firm accredited in the United States. o Cash Dividend. The EGM will resolve on the declaration of dividends, in favor of all holders of JBS S.A. shares on the EGM date10, in the amount of R$1.00 (one real) per share, totaling the amount of R$2,218,116,370 (two billion, two hundred and eighteen million, one hundred and sixteen thousand, three hundred and seventy reais) (“Cash Dividend”). The resolution regarding the Cash Dividend will be conditioned to the approval of the Merger of Shares by the EGM. The Cash Dividend shall be paid on a date to be disclosed in due course by the Company’s management. The Cash Dividend declared to JBS Participações will be fully transferred to the Controlling Shareholders. Completion of the Dual Listing is subject to satisfaction of the Completion Conditions described in the Protocol and Justification and in this Management Proposal. B. Obligations to indemnify: i. The managers of any of the companies involved Not applicable. ii. If the transaction fails to materialize Not applicable. c. Comparative table of the rights, advantages, and restrictions of the shares of the companies involved or resulting companies, before and after the transaction 10 The Cash Dividend will be paid to the ADR Holders on a cut-off date to be established by the ADR Depositary Bank, which may be the date of the EGM or a later date. Rights Company JBS N.V. Common Shares Class A Shares Class B Shares Right to dividends: 25% of adjusted net income as mandatory minimum dividend The board of directors may determine which portion of the profits will be reserved for distribution purposes, and the general meeting of shareholders may subsequently decide to distribute any part of these The board of directors may determine which portion of the profits will be reserved for distribution purposes, and the general meeting of shareholders may subsequently decide to

Rights Company JBS N.V. Common Shares Class A Shares Class B Shares profits to the shareholders as dividends. distribute any part of these profits to the shareholders as dividends. Voting rights: 1 vote per share 1 vote per share 10 votes per share Convertibility No Class A Shares are convertible into Class B Shares at a oneto- one ratio. The conversion requires a written request from the shareholder, addressed to the Board of Directors. The conversion will only take effect on the date on which the Board of Directors decides on it. The conversion is limited to the number of Class A Shares held by the requesting shareholder at the beginning of the first trading day of the Class A Shares on the New York Stock Exchange (“NYSE”) or the Class A Shares number underlying the BDRs held by the requesting shareholder at the beginning of the first trading day of the BDRs on B3. With the exception of the controlling shareholder, to whom this deadline does not apply, conversion requests can only be submitted until December 31, 2026. The number of Class A Shares that may be converted by each shareholder may be reduced proportionally to ensure that the total number of Class A Shares held by non- Class B common shares are converted into class A common shares and conversion shares, whereby each class B common share converts into one class A common share and one conversion share. The conversion depends upon a written request thereto submitted to the Board of Directors. The conversion will only take effect from the date on which the Board of Directors decides on it. Additionally, the conversion may occur in the event of a transfer of class B common shares upon enforcement of a security right over such class B common shares.

Rights Company JBS N.V. Common Shares Class A Shares Class B Shares controlling shareholders does not fall below the threshold of 20% of the total Outstanding Shares. Rights on capital reimbursement: In accordance with the Corporation Law Yes. Upon a liquidation of the company the balance remaining after payment of all debts shall be paid to the shareholders pro rata the number of class A common shares and class B common shares held by them. Yes. Upon a liquidation of the company the balance remaining after payment of all debts shall be paid to the shareholders pro rata the number of class A common shares and class B common shares held by them. Lock-up: Not applicable No lock-up on shares issued by JBS N.V. under law or the bylaws. No lock-up on shares issued by JBS N.V. under law or the bylaws. Conditions to amend vested rights Granting of the right of dissent No right of dissent exists under Dutch law. Any amendment to the rights of shareholders requires an amendment of the articles of association and a resolution by the general meeting of shareholders to that effect. No right of dissent exists under Dutch law. Any amendment to the rights of shareholders requires an amendment of the articles of association and a resolution by the general meeting of shareholders to that effect. Other relevant features: Listed on the B3 “Novo Mercado” segment With regard to preemptive rights, under Dutch law, each shareholder has a preemptive right in any issuance of shares in proportion to the normal aggregate value of its shares, unless the shares are issued against a contribution in kind, issued to employees, or issued to persons with previously-vested rights to subscribe shares. In principle, the general meeting is authorized to limit or exclude With regard to preemptive rights, under Dutch law, each shareholder has a preemptive right in any issuance of shares in proportion to the normal aggregate value of its shares, unless the shares are issued against a contribution in kind, issued to employees, or issued to persons with previously-vested rights

d. Any need for approval by debenture holders or other creditors There is no need for approval of the Dual Listing by any debenture holders or creditors of the companies involved. e. Asset and liability elements that will form each portion of the equity in the event of a spin-off Not applicable. f. Intention of the resulting companies to obtain securities issuer registration JBS N.V. will be registered with the SEC, and the Class A Shares issued by it will be listed for trading on the NYSE. Additionally, as a requirement for the registration of the Level II BDRs Program to be applied for with the CVM and B3 in due time, JBS N.V. applied, on December 27, 2024, for its registration with the CVM as a foreign issuer under the terms of CVM Resolution No. 80 of March 29, 2022. 4. Plans for conducting corporate affairs, notably with regard to specific corporate events intended to be promoted Rights Company JBS N.V. Common Shares Class A Shares Class B Shares preemptive rights or to delegate such authority to the Board of Directors. The general meeting of JBS N.V. may delegate such authority to the Board of Directors for a period not exceeding 5 years. No preemptive right applies to the Conversion Shares of JBS N.V. to subscribe shares. In principle, the general meeting is authorized to limit or exclude preemptive rights or to delegate such authority to the Board of Directors. The general meeting of JBS N.V. may delegate such authority to the Board of Directors for a period not exceeding 5 years. No preemptive right applies to the Conversion Shares of JBS N.V.

The Company is constantly studying alternatives to make its structure more efficient. Any other corporate events that it intends to promote will be disclosed by the Company in due time, in accordance with the regulations in force. 5. Analysis of the following aspects of the transaction: a. Description of key expected benefits, including: i. Synergies Not applicable, since when completed the transaction will not change in any material aspect the current operating and managerial structure of JBS S.A., in such way that operating assets, employees, financial flows, and logistic chains will remain where and how they currently stand. ii. Tax benefits No tax benefits are foreseen pursuant to the implementation of the Double Listing. iii. Strategic advantages The main purposes of the Dual Listing are: (i) Adapt JBS’ corporate structure to the global and diversified profile of the Company’s operations; (ii) Potential unlocking of the value of the Company´s shares; and (iii) Expand investment capacity to strengthen conditions for growth and competition with global competitors. The Dual Listing will enable the JBS Group to: (i) Further strengthen corporate governance; (ii) Increase its visibility among the global investor community, thereby increasing the comparability with its main peers; (iii) Broaden the access to a wider base of investors; (iv) Increase the flexibility in the use of equity as a source of financing, paving the way to fundraising through issuing shares and, consequently, reduce the need to incur in debt to support growth; and (v) Reduce the cost of capital. When completed, the transaction will not change in any material aspect the current operating and managerial structure of JBS S.A.; in such way that operating assets, employees, financial flows, and logistic chains will remain where and how they currently stand. b. Costs JBS S.A. estimates that the total costs and expenses, including fees for legal advisors of the transaction, legal advisors hired to issue specific opinions, appraisers, and auditors, related to the implementation of the Dual Listing, will amount to approximately R$ 94,655,000.00 by the time the transaction is implemented. c. Risk factors The risks with regard to the implementation of the Dual Listing, in particular due to the fact that it is subject to satisfaction of the Completion Conditions. The Reference Form of JBS S.A. reissued as of the date hereof includes, in item 6.6, detailed information on the Dual Listing, including the risk factors associated with the Transaction. d. If it is a related-party transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded JBS S.A. management has considered other alternatives (which did not involve the Merger of Shares) for the migration of the shareholder base to a company to be registered with the SEC and listed on a stock exchange in the United States. Such alternatives were ruled out due to tax, financial, regulatory, and/or structuring inefficiencies. e. Exchange ratio Upon completion of the Dual Listing, each holder of JBS common shares and each ADR Holder on the Last Trading Day will maintain the same economic interest in the total capital of JBS N.V. that it held in the total capital of the Company on such date, except for the effects of sales of fractions of BDRs resulting from the Merger of Shares (as defined below) and the Redemption (as defined below) and the issuance and/or transfer of Class A Shares, kept in treasury, to certain members of senior management, by way of performance bonuses, for successful completion of the Dual Listing. As a result of the Merger of Shares, the Redeemable Shares will be issued by JBS Participações in favor of shareholders of the Company, all registered and with no nominal value, in exchange of the common shares issued by JBS S.A. held by them. Every two common shares issued by the Company will correspond to one Redeemable Share issued by JBS Participações.

Each one Redeemable Share issued by JBS Participações, in turn, will be redeemed upon delivery of a BDR. Each BDR, in turn, will correspond to one Class A Share. f. In transactions involving controlling or controlled companies or companies under common control i. Share exchange ratio calculated in accordance with art. 264 of Law No. 6,404 of 1976 All the voting members of the Board of Directors approved unanimously and without any restrictions, the hiring of KPMG AUDITORES INDEPENDENTES, a limited liability company with principal place of business at Rua Verbo Divino, No. 1400, 1st to 8th floors, Chácara Santo Antônio, in the City and State of São Paulo, enrolled with the CNPJ/MF under No. 57.755.217/0001-29, registered with the Regional Accounting Council of São Paulo under No. 2SP-014428/O-6 (“KPMG” or “Appraiser”), for preparation of the appraisal report of the value of the shares issued by JBS S.A. to be merged into JBS Participações, within the scope of the Merger of Shares, based on the book value of the shares issued by JBS, on December 31, 2024 (“Base Date”), for purposes of verifying the capital increase of JBS Participações, as provided for in article 252 of the Corporation Law (“Appraisal Report”). The Appraisal Report assessed the amount of R$44,780,867,425.93, corresponding to the accounting net asset value of JBS S.A. on the Base Date. The Appraiser is considered an independent expert for the purpose of issuing Appraisal Report within the scope of the Dual Listing. The Appraiser was selected for the work considering, among other factors, its extensive and well-known experience in preparing reports and valuations of this nature. The Appraiser expressly declared: (a) that there is no current or potential conflict or communion of interests with the shareholders of the Companies or regarding the Merger of Shares; and (b) that the shareholders or managers of the Companies have not directed, limited, hindered, or engaged in any acts that have or may have compromised access, use, or knowledge of relevant information, assets, documents, or methodologies that are important for the quality of its conclusions. JBS S.A. will bear all costs related to the hiring of the Appraiser for the preparation of the Appraisal Report.

Considering that JBS Participações is a holding company whose only asset, at the time of implementation of the Merger of Shares, will be the 48.34% stake in the capital stock and voting capital of JBS S.A. currently held by its Controlling Shareholders, and that does not or will not have any relevant liabilities, JBS requested the CVM to waive the preparation of the report for the purpose of the article 264 of the Corporation Law and article 8, item II, of CVM Resolution 78 to calculate, for comparative purposes, the Exchange Ratio, evaluating the two assets according to the same criteria on the Base Date. (“264 Report”). Such request was based on the latent mismatch between the burden of preparing the 264 Report and the benefits arising from its preparation, to the extent that the only asset of the acquiring company (JBS Participações) will be the participation in the company whose shares will be merged (JBS S.A.) so that, if the assets of the two companies involved were valued at market prices, the valuation would be made on the same object, given the lack of relevant assets and liabilities in the acquiring company. In addition, such evaluation, even if carried out, would not be able to reveal an exchange ratio of shares different from that already proposed to the shareholders, since (i) the object of the evaluation would be the property of the Company itself, which is reflected in the acquiring company through the equity method, and (ii) the exchange ratio of the Controlling Shareholders within the scope of the Dual Listing is the same proposed for the non-controlling shareholders, so that the whole operation will not result, for the non-controlling shareholders, any dilution. In an analysis of the request made by JBS S.A., the CVM Board decided, on August 22, 2023, in accordance with the conclusions of the opinion of the agency’s technical area, that there is no interest to be protected by the CVM to justify the requirement to prepare the 264 Report. For this reason, for the arguments stated above, the Administration decided not to prepare the 264 Report for the purposes of the Dual Listing. ii. Detailed description of the negotiation process for the exchange ratio and other terms and conditions of the transaction See the head paragraph of item E and clause “i” above. iii. If the transaction has been preceded, within the last twelve (12) months, by an acquisition of control or acquisition of interest in a control block: • Comparative analysis of the exchange ratio and of the price paid in the acquisition of control Not applicable.

• Reasons that explain any appraisal differences in the different transactions Not applicable. iv. Explanation of why the exchange ratio is commutative, with a description of the procedures and standards applied to ensure the commutativity of the transaction or, if the exchange ratio is not commutative, details of the payment or equivalent measures utilized to ensure adequate compensation. Refer to head paragraph of item E and clause “i” above. 6. Copy of the minutes of all meetings of the board of directors, fiscal council, and extraordinary committees at which the transaction was discussed, including any dissenting votes The minutes of the meetings of the collegiate bodies of the company at which the Dual Listing was discussed are an integral part hereof as Exhibits D.2 hereto. 7. Copy of studies, presentations, reports, opinions, non-binding opinions, or appraisal reports of the companies involved in the transaction and made available to the controlling shareholder at any stage of the transaction The Appraisal Report was prepared by taking into account the financial statements of the companies involved in the Dual Listing as of the Base Date, prepared in accordance with article 6 of CVM Resolution 78, which are an integral part of the Management Proposal as Exhibits B.1, B.2, and B.3 thereto. Furthermore, in accordance with article 7 of CVM Resolution 78, the pro forma financial information of the Company was prepared, as if the Dual Listing had already been implemented, in reference to the financial statements set forth in article 6 of CVM Resolution 78, which were submitted to the reasonable assurance of the independent auditor of the Company and are an integral part of this Management Proposal, together with the respective report, as Exhibit B.4 thereto. Finally, the Appraisal Report is an integral part of the Management Proposal as Exhibits B.5 thereto. 8. Identification of any conflicts of interest between the financial institutions, companies, and professionals that have prepared the documents mentioned in item 7 and the companies involved in the transaction

There is no conflict of interest between the companies involved and the Appraiser. 9. Draft bylaws or amendments to the bylaws of the companies resulting from the transaction. The draft bylaws of JBS N.V. are an integral part hereof as Exhibit 9 hereto. 10. Financial statements used for the purposes of the transaction under the specific rule thereon The financial statements of the companies involved in the Dual Listing as of the Base Date, prepared in accordance with article 6 of CVM Resolution 78, are an integral part hereof as Exhibits B.1, B.2, and B.3 hereto. 11. Pro forma financial statements prepared for the purposes of the transaction under the specific rule thereon In accordance with article 7 of CVM Resolution 78, the pro forma financial information of the Company was prepared, as if the Dual Listing had already been implemented, in reference to the financial statements set forth in article 6 of CVM Resolution 78, which were submitted to the reasonable assurance of the independent auditor of the Company and are an integral part hereof, together with the respective report, as Exhibit B.4 hereto. 12. Document containing information on the companies directly involved which are not publicly-held companies, including: a. Risk factors, in accordance with items 4.1 to 4.3 of the reference form Item not required, as JBS N.V. and JBS Participações (i) do not have relevant liabilities and (ii) have shares issued by JBS S.A. as their only asset, directly or indirectly, upon the implementation of the Dual Listing. b. Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in exposure to risks as a result of the transaction Item not required, as JBS N.V. and JBS Participações (i) do not have relevant liabilities and (ii) have shares issued by JBS S.A. as their only asset, directly or indirectly, upon the implementation of the Dual Listing. c. Description of their activities, in accordance with items 1.2 to 1.5 of the reference form Item not required, as JBS N.V. and JBS Participações (i) do not have relevant liabilities and (ii) have shares issued by JBS S.A. as their only asset, directly or indirectly, upon the implementation of the Dual Listing. d. Description of the business group, in accordance with item 6 of the reference form Item not required, as JBS N.V. and JBS Participações (i) do not have relevant liabilities and (ii) have shares issued by JBS S.A. as their only asset, directly or indirectly, upon the implementation of the Dual Listing. e. Description of the capital stock, in accordance with item 12.1 of the reference form Item not required, as JBS N.V. and JBS Participações (i) do not have relevant liabilities and (ii) have shares issued by JBS as their only asset, directly or indirectly, upon the implementation of the Dual Listing. 13. Description of the capital and control structure after the transaction, in accordance with item 6 of the reference form The description of the capital and control structure after the Dual Listing is an integral part hereof as Exhibit D.3 hereto. 14. Number, class, nature, and type of securities of each company involved in the transaction held by any other companies involved in the transaction or by persons related to such companies, as defined by the rules on with public tender offers JBS Participações Societárias S.A. is a privately-held Brazilian corporation and a whollyowned subsidiary of JBS N.V. which, immediately prior to the Dual Listing, will hold all of the shares issued by the Company currently held by the Controlling Shareholders; accordingly, upon implementation of the Dual Listing, JBS Participações will hold 100% of the shares issued by the Company and will be wholly owned by JBS N.V. 15. Exposure of any of the companies involved in the transaction or persons related to them, as defined by the rules that deal with tender offers, in derivatives referenced to securities issued by the other companies involved in the transaction Not applicable.

16. Report covering all trades carried out in the last six (6) months by the persons indicated below with securities issued by the companies involved in the transaction: a. Companies involved in the transaction i. Private purchase transactions Not applicable, given that there have been no private purchase transactions involving JBS S.A., JBS Participações and JBS B.V. in the last six (6) months. ii. Private sale transactions Not applicable, given that there have been no private sale transactions involving JBS S.A., JBS Participações and JBS B.V. in the last six (6) months. iii. Purchase transactions on regulated markets Not applicable, given that there have been no purchase transactions on regulated marktes involving JBS S.A., JBS Participações and JBS B.V. in the last six (6) months. iv. Sale transactions on regulated markets Not applicable, given that there have been no sale transactions on regulated markets involving JBS S.A., JBS Participações and JBS B.V. in the last six (6) months. B. Parties related to companies involved in the transaction i. Private purchase transactions Not applicable, given that there have been no private purchase transactions involving parties related to JBS S.A., JBS Participações and JBS B.V. in the last six (6) months. ii. Private sale transactions Not applicable, given that there have been no private sale transactions involving parties related to JBS S.A., JBS Participações and JBS B.V. in the last six (6) months. iii. Purchase transactions on regulated markets Not applicable, given that there have been no purchase transactions on regulated marktes involving parties related to JBS S.A., JBS Participações and JBS B.V. in the last six

(6) months. iv. Sale transactions on regulated markets • Not applicable, given that there have been no sale transactions on regulated markets involving parties related to JBS S.A., JBS Participações and JBS B.V. in the last six (6) months. 17. Document through which the Independent Extraordinary Committee submitted its recommendations to the Board of Directors, in case the transaction was negotiated in accordance with CVM Guidance Opinion No. 35 of 2008. Not applicable.

Exhibit D.2 Minutes of Meetings of the Company’s Collegiate Bodies in which the Dual Listing was discussed (in compliance with item 6 of Annex I to CVM Resolution 81)

1 JBS S.A. CNPJ/MF No. 02.916.265/0001-60 NIRE 35.300.330.587 Publicly-Held Company with Authorized Capital MINUTES OF THE FISCAL COUNCIL’S MEETING HELD ON APRIL 22, 2025, AT 10:00 A.M. Date, Time and Location: April 22, 2025, at 10:00 a.m., at the headquarters of JBS S.A., located in the city of São Paulo, state of São Paulo, at Avenida Marginal Direita do Tietê, 500, Block I, 3rd Floor, Vila Jaguara, Postal Code 05118-100 (“Company”). Call Notice and Attendance: call notice regularly sent by e-mail, on April 15, 2025, in compliance with the provisions of Article 12, paragraph 1 of the Internal Regulations of the Company’s Fiscal Council. Present Messrs. Adrian Lima da Hora (Chairman of the Fiscal Council), José Paulo da Silva Filho, Demetrius Nichelle Macei and Orlando Octávio de Freitas Júnior, therefore, verified the quorum for opening the meeting and resolving on the items of the agenda, pursuant to Article 34 of the Company’s Bylaws. Mr. Daniel Schmidt Pitta, General Counsel, also attended the meeting. Presiding Officers: Adrian Lima da Hora, Chairman of the Board; Milena Hitomi Yanagisawa, Secretary of the Board. Considerations on the Agenda: This Meeting of the Fiscal Council is held in the context of the notice of material fact disclosed by the Company on July 12, 2023, September 4, 2023, on March 17, 2025 and on April 22, 2025, through which information was disclosed on the proposal of the Company’s management for the dual listing of its shares on the stock exchange on Brazil and on the United States of America (“Material Facts”). As mentioned in the aforementioned material fact, the Company intends to promote a simultaneous dual listing in Brazil and in the United States, having JBS N.V., a company incorporated under the laws of the Netherlands (“JBS NV”) as vehicle, which will be registered as a foreign issuer with the CVM in order to have Brazilian Depositary Receipts - Level II BDRs admitted to trading on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), backed by its Class A Shares (“Class A Shares”) and will be registered as a foreign issuer (Foreign Private Issuer – FPI) with the Securities and Exchange Commission (“SEC”) to hold its Class A Shares admitted to trading on the New York Stock Exchange (“NYSE”), resulting in the cessation of trading of the Company’s common shares on the B3 Novo Mercado listing segment (“Dual Listing”). The Dual Listing will be submitted for approval by the Company’s shareholders at an Extraordinary General Meeting that will be called at this meeting (“EGM”).

2 Agenda: examine, discuss and make recommendations to the Board of Directors on: (a) the approval and recommendation to the Board of Directors, ad referendum of the EGM, of hiring of KPMG AUDITORES INDEPENDENTES, a limited liability company with principal place of business at Rua Verbo Divino, No. 1400, 1st to 8th floors, Chácara Santo Antônio, in the City and State of São Paulo, enrolled with the CNPJ/MF under No. 57.755.217/0001-29, registered with the Regional Accounting Council of São Paulo under No. 2SP-014428/O-6 (“KPMG” or “Appraiser”), to prepare the appraisal report on the value of the shares issued by the Company to be merged into JBS Participações, within the scope of the Merger of Shares (as defined in the Material Facts), based on the book value of the shares issued by the Company, on December 31, 2024 (“Base Date”), for purposes of verification of the capital increase of JBS Participações, as provided for in article 252 of the Corporation Law (“Appraisal Report”). (b) the approval and recommendation to the Board of Directors, ad referendum of the EGM, of the Appraisal Report; (c) the approval and recommendation to the Board of Directors, ad referendum of the EGM, of Protocol and Justification of the Merger of Shares of JBS S.A. by JBS Participações Societárias S.A. (“Protocol and Justification”), which contains all the terms and conditions of the Dual Listing, including the Merger of Shares and Redemption (as defined on the Protocol and Justification); (d) the approval and recommendation of approval, by the Board of Directors of the submission to the EGM of the approval of the Merger of Shares; (e) the approval and recommendation to the Board of Directors of the submission to the EGM of non-listing of JBS N.V. in the “Novo Mercado” segment of B3 due to legal impediment, pursuant to the sole paragraph of article 46 of the Novo Mercado Regulations of B3, as a result of which JBS S.A. will no longer have its shares traded on B3; and (f) the approval and recommendation to the Board of Directors, ad referendum of the EGM, of the submission to the EGM of the declaration of dividends in favor of all holders of the Company’s shares, on the date of the EGM, and of all the ADRs Holders (as defined in the Material Facts) on the cut-off date established by the ADRs Depositary Bank (as defined in the Material Facts), which may be the date of the EGM or a later date, in the amount of R$1.00 per share (“Cash Dividend”), totaling the amount of R$2,218,116,370 (two billion, two hundred and eighteen million, one hundred and sixteen thousand, three hundred and seventy reais). Supporting Documents: prior to this meeting, the supporting documents for the resolutions were made available to the members of the Fiscal Council, listed below: (i)

3 Protocol and Justification; (ii) Appraisal Report; and (iii) draft of the material fact relating to the Dual Listing (together, the “Supporting Documents”). Discussions and Resolutions: the meeting began with a presentation by Mr. Daniel Schmidt Pitta, who made a presentation on the benefits of the Dual Listing, of the detailed steps of its structure, on the recent progress of the necessary steps to carry out the Dual Listing and the details of the next steps for its implementation. Subsequently, the present members of the Fiscal Council analyzed and discussed the Supporting Documents and decided, unanimously, without any restrictions or reservations, as follows: (a) the approval, and recommendation of approval by the Board of Directors, ad referendum of the EGM, of hiring of the Appraiser; (b) the approval, and recommendation of approval by the Board of Directors, ad referendum of the EGM, of the Appraisal Report; (c) the approval, and recommendation of approval by the Board of Directors, ad referendum of the EGM, of the Protocol and Justification; (d) the approval, and recommendation of approval by the Board of Directors, of the submission to the EGM of the Merger of Shares; (e) the approval, and recommendation of approval by the Board of Directors, of the submission to the EGM of non-listing, due to legal impediment, of JBS Participações in the “Novo Mercado” segment of B3, pursuant to the sole paragraph of article 46 of the Novo Mercado Regulations of B3, as a result of which JBS S.A. will no longer have its shares traded on B3; and (f) the approval, and recommendation of approval by the Board of Directors, ad referendum of the EGM, of the declaration of the Cash Dividend. Minutes in Summary Format: the Fiscal Council authorized the drawing up of these minutes in summary form and their publication with omission of signatures, pursuant to paragraphs 1 and 2, of Article 130, of the Corporation Law. Closing: there being nothing further to be discussed, the floor was offered to anyone who wanted to take it and, as no one spoke, the proceedings were suspended for the time necessary to draw up these minutes, which, after reopening the session, were read, approved by all present and signed. Attending Directors: Adrian Lima da Hora (Chairman of the Fiscal Council), Demetrius Nichele Macei, José Paulo da Silva Filho, Demetrius Nichelle Macei and Orlando

4 Octávio de Freitas Júnior. I certify that this is a full copy of the Minutes of the Fiscal Council’s Meeting drawn up in the proper book. São Paulo, April 22, 2025. Milena Hitomi Yanagisawa Secretary of the Board This document is for informational purposes and shall not constitute an offer to sell or the solicitation of an offer to sell or buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Statements contained in this document (or the documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving JBS N.V. and JBS S.A.; beliefs related to the creation of value as a result of the proposed transaction involving JBS N.V. and JBS S.A.; the intended timeline for completion of the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of JBS N.V. and JBS S.A. In some cases, terms such as “estimate”, “project”, “anticipate”, “plan”, “believe”, “may”, “expect”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on the expectations and beliefs of JBS N.V. and JBS S.A. about future events and involve risks and uncertainties that could cause actual results to differ materially from current results. ADDITIONAL INFORMATION FOR US INVESTORS: This document is being released in connection with the proposed corporate restructuring and dual listing pursuant to which JBS N.V. will be the ultimate holding company of JBS S.A. and its subsidiaries, JBS N.V.’s Class A common shares will be listed and trade on the New York Stock Exchange and Brazilian Depositary Receipts representing JBS N.V.’s Class A common shares will be listed and trade on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (collectively, the “Proposed Transaction”). In connection with the Proposed Transaction, JBS B.V. (to be renamed “JBS N.V.” upon its conversion into a public limited liability company (naamloze vennootschap) under Dutch law, at a future date) has filed a registration statement on Form F-4 (“Form F-4”) containing a prospectus with the Securities and Exchange Commission (the “SEC”). Additionally, JBS B.V. (or JBS N.V., as the case may be) may file other relevant materials in connection with the Proposed Transaction with the SEC. Security holders of JBS S.A. are urged to read the Form F-4 and the prospectus regarding the Proposed Transaction and any other relevant materials carefully and in their entirety as they become available because they contain important information about the Proposed Transaction and related matters. Security holders of JBS S.A. and investors may obtain a copy of the prospectus, the filings with the SEC that are incorporated by reference into the prospectus as well as other filings containing

5 information about the Proposed Transaction free of charge at the SEC’s website (www.sec.gov) or JBS S.A.’s website (https://ri.jbs.com.br/en/) or by contacting JBS S.A.’s Investor Relations department by email at ri@jbs.com.br, telephone at +55 (11) 3144-4146 or mail at Av. Marginal Direita do Tietê, 500, Bloco I, 3rd floor, São Paulo - SP, 05118-100, Brazil.

1 JBS S.A. CNPJ/MF No. 02.916.265/0001-60 NIRE 35.300.330.587 Publicly-Held Company with Authorized Capital MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON APRIL 22, 2025, AT 02:00 P.M. Date, Time and Location: April 22, 2025, at 02:00 p.m., at the headquarters of JBS S.A., located in the city of São Paulo, state of São Paulo, at Avenida Marginal Direita do Tietê, 500, Block I, 3rd Floor, Vila Jaguara, Postal Code 05118-100 (“Company”). Call Notice: notice sent by email to the members of the Board of Directors, pursuant to Article 18 of the Company’s Bylaws. Attendance: the quorum necessary for the installation of the Company’s Board of Directors’ Meeting in the presence of all members of the Board of Directors was verified, pursuant to Articles 15 and 18 of its Bylaws, namely: Jeremiah Alphonsus O’Callaghan (Presidente), José Batista Sobrinho (Vice Presidente), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Sérgio Turra, Carlos Hamilton Vasconcelos Araújo, Kátia Regina de Abreu Gomes (represented by Jeremiah Alphonsus O’Callaghan, pursuant to Article 15, Sole Paragraph, of the Company’s Bylaws), Paulo Bernardo Silva e Cledorvino Belini. Messrs. Gilberto Tomazoni, Global CEO, Guilherme Cavalcanti, Global CFO and Investor Relations Officer and Daniel Schmidt Pitta, General Counsel, also attended the meeting. Mr. Fabian Junqueira and Ricardo Ribeiro, representatives of KPMG AUDITORES INDEPENDENTES, a limited liability company with principal place of business at Rua Verbo Divino, No. 1400, 1st to 8th floors, Chácara Santo Antônio, in the City and State of São Paulo, enrolled with the CNPJ/MF under No. 57.755.217/0001-29, registered with the Regional Accounting Council of São Paulo under No. 2SP-014428/O-6 (“KPMG” or “Appraiser”), responsible for preparing the Appraisal Report, as defined below, were available to the members of the Board of Directors for consultations and clarifications. Presiding Officers: Jeremiah Alphonsus O’Callaghan, Chairman of the Board; Milena Hitomi Yanagisawa, Secretary of the Board. Considerations on the Agenda: this Meeting of the Board of Directors is held in the context of the notice of material fact disclosed by the Company on July 12, 2023, September 4, 2023, on March 17, 2025 and on April 22, 2025, through which information was disclosed on the proposal of the Company’s management for the dual listing of its shares on the stock exchange on Brazil and on the United States of America (“Material Facts”).

2 As mentioned in the Material Facts, the Company intends to promote a simultaneous dual listing in Brazil and in the United States, having as vehicle JBS N.V., an entity incorporated under the laws of the Netherlands (“JBS NV”), which will be registered as a foreign issuer with the CVM in order to have Brazilian Depositary Receipts—Level II BDRs admitted to trading on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), backed by its Class A Shares (“Class A Shares”) and will be registered as a foreign issuer (Foreign Private Issuer – FPI) with the Securities and Exchange Commission (“SEC”) to hold its Class A Shares admitted to trading on the New York Stock Exchange (“NYSE”), resulting in the cessation of trading of JBS common shares on the B3 Novo Mercado listing segment (“Dual Listing”). The Dual Listing will be submitted for approval by the Company’s shareholders at an Extraordinary General Meeting that will be called at this meeting (“EGM”). Agenda: examine, discuss and resolve on: (a) the approval, ad referendum of the EGM, of hiring of KPMG to prepare an appraisal report on the value of the shares issued by the Company to be merged into JBS Participações, within the scope of the Merger of Shares (as defined in the Material Facts), based on the book value of the shares issued by the Company, on December 31, 2024 (“Base Date”), for purposes of verification of the capital increase of JBS Participações, as provided for in article 252 of the Corporation Law (“Appraisal Report”); (b) the approval, ad referendum of the EGM, of the Appraisal Report; (c) the approval, ad referendum of the EGM, of the Protocol and Justification of the Merger of Shares of JBS S.A. by JBS Participações Societárias S.A. (“Protocol and Justification”), which contains all the terms and conditions of the Dual Listing, including the Merger of Shares and Redemption (as defined on the Protocol and Justification); (d) the approval of the submission to the EGM of the approval of the Merger of Shares; (e) the approval of the submission to the EGM of non-listing of JBS N.V. in the “Novo Mercado” segment of B3 due to legal impediment, pursuant to the sole paragraph of article 46 of the B3 Novo Mercado Regulations, as a result of which JBS S.A. will no longer have its shares traded on B3; (f) the approval of the submission to the EGM of the declaration of dividends in favor of all holders of the Company’s shares, on the date of the EGM, and of all the ADRs Holders (as defined in the Material Facts) on the cut-off date established by the ADRs Depositary Bank (as defined in the Material Facts), which may be the date of the EGM

3 or a later date, in the amount of R$1.00 per share (“Cash Dividend”), totaling the amount of R$2,218,116,370 (two billion, two hundred and eighteen million, one hundred and sixteen thousand, three hundred and seventy reais); (g) the approval of the submission to the EGM of authorization to the Company’s management to take all necessary measures for the implementation of the resolutions that may be approved at the EGM; and (h) the approval of the EGM Call Notice, the Management Proposal and consequent authorization, to the Chairman of the Board of Directors, to call the EGM. Supporting Documents: prior to this meeting, the supporting documents for the resolutions were made available to the members of the Board of Directors, listed below, which will be available at the Company’s headquarter: (i) Management Proposal for the EGM; (ii) Call Notice of the EGM; (iii) Protocol and Justification; (iv) Appraisal Report; and (v) draft of material fact relating to the Dual Listing (together, the “Supporting Documents”). Discussions and Resolutions: the meeting began with a presentation by Mr. Daniel Schmidt Pitta, who made a presentation on the recent progress of the necessary steps to carry out the Dual Listing and the details of the next steps for its implementation. Subsequently, the members of the Board of Directors analyzed and discussed, together with the guests present, the Supporting Documents and decided, unanimously, without any restrictions or reservations, as follows: (a) the approval, ad referendum of the EGM, of hiring of the Appraiser; (b) the approval, ad referendum of the EGM, of the Appraisal Report; (c) the approval, ad referendum of the EGM, of the Protocol and Justification; (d) the approval of the submission to the EGM of the Merger of Shares; (e) the approval of the submission to the EGM of non-listing, due to legal impediment, of JBS N.V. in the “Novo Mercado” segment of B3, pursuant to the sole paragraph of article 46 of the Novo Mercado Regulations of B3, as a result of which JBS S.A. will no longer have its shares traded on B3; (f) the approval, ad referendum of the EGM, of the declaration of the Cash Dividend; (g) the approval of the submission to the EGM of authorization to the Company’s management to take all necessary measures for the implementation of the resolutions that may be approved at the EGM, including, but not limited to, the implementation of

4 the Merger of Shares and the consequent subscription of the new shares to be issued by JBS Participações as a result of the Merger of Shares, on behalf of the Company’s shareholders; (h) the approval of the EGM Call Notice, the Management Proposal and consequent authorization to the Chairman of the Board of Directors, to call the EGM and approval of the Management Proposal. Thus, pursuant to the resolutions above, the Directors approved, unanimously, to call the EGM to be held on May 23, 2025 to resolve on the matters set forth on the Call Notice. The members of the Board of Directors authorized the Officers to perform all necessary acts for the proper availability and publication of the Call Notice and disclosure of the corresponding Management Proposal. Minutes in Summary Format: the Board of Directors authorized the drawing up of these minutes in summary form and their publication with omission of signatures, pursuant to paragraphs 1 and 2, of Article 130, of the Corporation Law. Closing: there being nothing further to be discussed, the floor was offered to anyone who wanted to take it and, as no one spoke, the proceedings were suspended for the time necessary to draw up these minutes, which, after reopening the session, were read, approved by all present and signed. Attending Directors: Jeremiah Alphonsus O’Callaghan (Chairman), José Batista Sobrinho (Vice Chairman), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Sérgio Turra, Carlos Hamilton Vasconcelos Araújo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva e Cledorvino Belini. I certify that this is a full copy of the Minutes of the Board of Directors’ Meeting drawn up in the proper book. São Paulo, April 22, 2025. Milena Hitomi Yanagisawa Secretary of the Board This document is for informational purposes and shall not constitute an offer to sell or the solicitation of an offer to sell or buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

5 Statements contained in this document (or the documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving JBS N.V. and JBS S.A.; beliefs related to the creation of value as a result of the proposed transaction involving JBS N.V. and JBS S.A.; the intended timeline for completion of the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of JBS N.V. and JBS S.A. In some cases, terms such as “estimate”, “project”, “anticipate”, “plan”, “believe”, “may”, “expect”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on the expectations and beliefs of JBS N.V. and JBS S.A. about future events and involve risks and uncertainties that could cause actual results to differ materially from current results. ADDITIONAL INFORMATION FOR US INVESTORS: This document is being released in connection with the proposed corporate restructuring and dual listing pursuant to which JBS N.V. will be the ultimate holding company of JBS S.A. and its subsidiaries, JBS N.V.’s Class A common shares will be listed and trade on the New York Stock Exchange and Brazilian Depositary Receipts representing JBS N.V.’s Class A common shares will be listed and trade on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (collectively, the “Proposed Transaction”). In connection with the Proposed Transaction, JBS B.V. (to be renamed “JBS N.V.” upon its conversion into a public limited liability company (naamloze vennootschap) under Dutch law, at a future date) has filed a registration statement on Form F-4 (“Form F-4”) containing a prospectus with the Securities and Exchange Commission (the “SEC”). Additionally, JBS B.V. (or JBS N.V., as the case may be) may file other relevant materials in connection with the Proposed Transaction with the SEC. Security holders of JBS S.A. are urged to read the Form F-4 and the prospectus regarding the Proposed Transaction and any other relevant materials carefully and in their entirety as they become available because they contain important information about the Proposed Transaction and related matters. Security holders of JBS S.A. and investors may obtain a copy of the prospectus, the filings with the SEC that are incorporated by reference into the prospectus as well as other filings containing information about the Proposed Transaction free of charge at the SEC’s website (www.sec.gov) or JBS S.A.’s website (https://ri.jbs.com.br/en/) or by contacting JBS S.A.’s Investor Relations department by email at ri@jbs.com.br, telephone at +55 (11) 3144-4146 or mail at Av. Marginal Direita do Tietê, 500, Bloco I, 3rd floor, São Paulo—SP, 05118-100, Brazil.

Exhibit D.3 Description of the Capital and Control Structure After the Implementation of the Dual Listing in accordance with item 6 of the Reference Form (in compliance with item 13 of Annex I to CVM Resolution 81)

Exhibit 9 Draft Bylaws of JBS N.V. (as will be in force on the start date of trading of Class A Shares on NYSE)

1 DRAFT DATED 14 MARCH 2025 – FOR DISCUSSION PURPOSES ONLY NOTE ABOUT TRANSLATION: This document is an English translation of a deed (to be) executed in the Dutch language. In preparing this document, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text. The definitions in article 1.1 of this document are listed in the English alphabetical order which may differ from the Dutch alphabetical order. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions. ARTICLES OF ASSOCIATION CHAPTER I – DEFINITIONS AND INTERPRETATION 1 Definitions 1.1 In these articles of association the following words shall have the following meanings: Annual Accounts: the Company’s annual accounts as referred to in Section 2:361 DCC; Auditor: an auditor as referred to in Section 2:393 DCC, or an organization in which such auditors work together; BDR: a Brazilian depositary receipt issued by the depositary, representing one (1) Class A Common Share; BDR Record Date: the « day of « two thousand twenty-five (being the first day of trading of the BDRs on the B3 S.A. – Brasil, Bolsa, Balcão); Board: the Company’s board of directors; Board Regulations: the written rules and regulations adopted by the Board as referred to in article 21.4; Broker: the brokerage firm, bank, broker-dealer or other similar organization at which a person’s beneficial interest in one or more Class A Common Shares is held; Business Day: any day (other than a Saturday, Sunday or a public holiday) on which banks are open for business in New York, New York, United States of America and in the Netherlands; Chairman: the Non-Executive Director appointed as Chairman; Class A Common Share: an ordinary class A share in the Company’s share capital; Class A Conversion Period: the period starting on the « day of « two thousand twenty-five (being the first day the Class A Common Shares are admitted to listing and trading on the New York Stock Exchange) and ending on the thirty-first day of December two-thousand twenty-six; Class A Conversion Request: shall have the meaning given thereto in article 6C; Class B Common Share: an ordinary class B share in the Company’s share capital;

2 Class B Conversion Request: shall have the meaning given thereto in article 6A; Company: the Company to which these articles of association pertain; Conversion Date: (i) if the Company is a party to the deed whereby the transfer of one or more Class B Common Share(s) that qualifies as a Conversion Event are transferred, the date of such deed, or (ii) if the Company is not a party to the deed whereby the transfer of one or more Class B Common Share(s) that qualifies as a Conversion Event are transferred, the date of service of notice of such deed, a true copy of such deed or an extract of such deed to the Company, in accordance with Article 12.1; Conversion Event means the occurrence of any transfer of a Class B Common Share upon the enforcement of a security interest (including, but not limited to, a right of pledge) over such Class B Common Share; Conversion Share: a conversion share in the Company’s share capital; Conversion Share Allocation: has the meaning given thereto in article 34.9 paragraph (a); Convertible Class A Common Shares: Convertible Class A Common Shares ADS or Convertible Class A Common Shares BDRs, as applicable; Convertible Class A Common Shares ADS: the number of Class A Common Shares which an Eligible Shareholder ADS is entitled to receive from the JBS S.A. ADS Depositary Bank in connection with the Transaction; Convertible Class A Common Shares BDR: the number of BDRs to which an Eligible Shareholder BDR is entitled at ten hours Brazilian time (10:00 BRT) on the BDR Record Date (thereby disregarding any fractional BDRs); DCC: the Dutch Civil Code; Director: an Executive Director or a Non-Executive Director; Eligible Shareholder: an Eligible Shareholder ADS or an Eligible Shareholder BDR, as applicable; Eligible Shareholder ADS: a JBS S.A. ADS Holder who is entitled to receive Class A Common Shares in connection with the Transaction; Eligible Shareholder BDR: a person who is entitled to one or more BDRs at ten hours Brazilian Time (10:00 BRT) on the BDR Record Date, thereby disregarding any fractional BDRs; Executive Director: a member of the Board appointed as executive director; FIP: Fundo de Investimento em Participações Multiestratégia Formosa—Investimento no Exterior, an investment fund under the laws of Brazil, registered with the Brazilian National Taxpayers Registry (Cadastro Nacional de Pessoas Jurídicas) under number 26.845.679/0001-03; Free Float Percentage: the number of Class A Common Shares held by Non- Controlling Shareholders on the thirty-first day of December two thousand twenty-six divided by the total number of Shares outstanding on such date, multiplied by one hundred percent (100%); General Meeting: the corporate body of the Company consisting of Shareholders and all other Persons with Meeting Right or a meeting of Shareholders and other Persons with Meeting Right, as the case may be;

3 Group Company: a group company of the Company as referred to in Section 2:24b DCC; in writing: by letter, by telecopier, by e-mail, or by a legible and reproducible message otherwise electronically sent, provided that the identity of the sender can be sufficiently established; J&F: J&F Investimentos S.A., a corporation (sociedade por ações) under the laws of Brazil, registered with the commercial register of São Paulo (Junta Comercial do Estado de São Paulo) under number 35300340825; JBS S.A.: JBS S.A., a corporation (sociedade por ações) under the laws of Brazil, registered with the commercial register of São Paulo under number 35300330587; JBS S.A. ADS Holder: a holder of JBS S.A. American depositary shares; JBS S.A. ADS Depositary Bank: The Bank of New York Mellon; Last Conversion Quarter: the period starting on the first day of October two thousand twenty-six and ending on the thirty-first day of December two thousand twenty-six; LuxCo: J&F Investments Luxembourg S.à r.l., a limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B276177; LuxCo Class A Conversion Request: shall have the meaning given thereto in article 6D; Management Report: the Company’s management report as referred to in Section 2:391 DCC; Meeting Right: the right, either in person or by proxy authorized in writing, to attend and address the General Meeting; Minimum Free Float Percentage: twenty percent (20%); Non-Controlling Shareholder: each Shareholder with the exception of (i) LuxCo or its legal successor(s), (ii) J&F or its legal successor(s), (iii) FIP or its legal successor(s) and (iv) any wholly owned subsidiary of J&F and/or FIP (whether held jointly or individually by them); Non-Executive Director: a member of the Board appointed as non-executive director; Persons with Meeting Right: Shareholders, holders of a usufruct with Meeting Right and holders of a right of pledge with Meeting Right; Persons with Voting Rights: Shareholders with voting rights, holders of a usufruct with voting rights and holders of a right of pledge with voting rights in the General Meeting; Record Date: the twenty-eighth day prior to the date of a General Meeting, or such other day as prescribed by law; Share: a share in the Company’s share capital, unless the contrary is expressed this shall include each Class A Common Share, each Class B Common Share and each Conversion Share; Shareholder: a holder of one or more Shares; Subsidiary: a subsidiary of the Company as referred to in Section 2:24a DCC;

4 Transaction: the transaction comprising, inter alia, the direct or indirect acquisition of shares in the capital of JBS S.A. by the Company as well as the first admission to listing and trading of the Class A Common Shares on the New York Stock Exchange; Transferor: shall have the meaning given thereto in article 6B; and Vice-Chairman: the Director appointed as Vice-Chairman. 2 Construction 2.1 References to articles shall be deemed to refer to articles of these articles of association, unless the contrary is apparent. 2.2 Any reference to a gender includes all genders. CHAPTER II – NAME, CORPORATE SEAT AND OBJECTS 3 Name and corporate seat 3.1 The Company’s name is JBS N.V. 3.2 The corporate seat of the Company is in Amsterdam, the Netherlands. 4 Objects The objects of the Company are: (a) to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies; (b) to finance businesses and companies; (c) to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness, as well as to enter into agreements in connection with aforementioned activities; (d) to render advice and services to businesses and companies with which the Company forms a group and to third parties; (e) to grant guarantees, to bind the Company and to pledge its assets for obligations of the Company, Group Companies and/or third parties; (f) to acquire, alienate, manage and exploit registered property and items of property in general; (g) to trade in currencies, securities and items of property in general; (h) to develop and trade in patents, trade marks, licenses, know-how and other intellectual and industrial property rights; (i) to perform any and all activities of an industrial, financial or commercial nature, and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense. CHAPTER III – SHARE CAPITAL 5 Authorized capital, share premium reserve 5.1 The authorized capital of the Company equals one hundred fifty-two million seven hundred thousand euro and ninety eurocent (EUR 152,700,000.90). 5.2 The authorized capital of the Company is divided into three billion four hundred seventy million (3,470,000,000) Class A Common Shares, with a nominal value of one eurocent (EUR 0.01) each, one billion one hundred eighty million (1,180,000,000) Class B Common Shares, with a nominal value of ten eurocent (EUR 0.10) each, and ten (10) Conversion Shares, with a nominal value of nine eurocent (EUR 0.09) each. 5.3 Upon the conversion of one or more Class B Common Shares into Class A

5 Common Shares and Conversion Shares referred to in article 6, the authorized capital shall decrease with the number of Class B Common Shares so converted and shall increase with the number of Class A Common Shares and Conversion Shares into which such Class B Common Shares were converted. 5.4 Upon the conversion of one or more Class A Common Shares into Class B Common Shares referred to in article 6, the authorized capital shall decrease with the number of Class A Common Shares so converted and shall increase with the number of Class B Common Shares into which such Class A Common Shares were converted. 5.5 Within eight days after a conversion of one or more Shares in accordance with article 6, the Board shall (i) file a notification thereof with the Dutch trade register, which notification must at least include the authorized capital following the conversion, and (ii) register the conversion in the register of Shareholders as referred to in article 13. 5.6 No share certificates shall be issued. 5.7 The Company shall maintain a general share premium reserve for the benefit of the Shareholders. The Company shall maintain a separate dividend reserve for each class of Shares, for the exclusive benefit of the holders of Shares of the applicable class. 6 Conversion of Shares 6.1 Each Class B Common Share can be converted into one (1) Class A Common Share and one (1) Conversion Share, subject to the provisions of this article 6. 6.2 Each Class A Common Share can be converted into one (1) Class B Common Share, subject to the provisions of this article 6. 6A Voluntary conversion of Class B Common Shares 6A.1 Each holder of one or more Class B Common Shares may request the conversion of all or part of his Class B Common Shares into Class A Common Shares and Conversion Shares in the ratio set out in article 6.1 by means of a written request addressed to the Board (Class B Conversion Request). The Class B Conversion Request must: (a) indicate the number of Class B Common Shares to which the Class B Conversion Request pertains; (b) include a release in advance of the encumbrance that may vest on any Conversion Shares resulting from the conversion of Class B Common Shares in accordance with this article 6A, if (part of) the Class B Common Shares to which the Class B Conversion Request pertains are encumbered with any usufruct, right of pledge, attachment or other encumbrance; and (c) provide for an irrevocable and unconditional power of attorney from the requesting Shareholder to the Company, with full power of substitution and governed by Dutch law, to perform the acts described in article 6A.2 paragraph (b) on behalf of such Shareholder. 6A.2 Subject to article 6A.3: (a) upon receipt of a Class B Conversion Request satisfactory to the Board, the Board shall, as soon as reasonably possible, resolve to convert the

6 number of Class B Common Shares to which the Class B Conversion Request pertains into Class A Common Shares and Conversion Shares in the ratio set out in article 6.1; and (b) promptly following such conversion, the requesting Shareholder shall be obliged to offer and transfer the Conversion Shares to the Company for no consideration and the Company shall accept such Conversion Shares. 6A.3 To the extent the Company would not be permitted under applicable law to acquire Conversion Shares in accordance with article 6A.2 paragraph (b), the Board shall, as soon as reasonably possible, convene a General Meeting in accordance with article 26, at which meeting it shall be proposed to the General Meeting to cancel such number of Shares (held in treasury) to allow again for the acquisition of Conversion Shares as referred to in article 6A.2 paragraph (b). 6B Mandatory conversion of Class B Common Shares 6B.1 A Class B Common Share shall automatically convert into one (1) Class A Common Share and one (1) Conversion Share upon the occurrence of a Conversion Event in respect of such Class B Common Share, subject to the provisions of this article 6B and with effect as of the Conversion Date. 6B.2 If at any time a Conversion Share is held by anyone other than the Company following a Conversion Event, such holder of Conversion Shares (Transferor) shall be obliged to offer and transfer such Conversion Shares to the Company unencumbered (without any usufruct, right of pledge, attachment or other encumbrance and without depositary receipts issued for such Conversion Shares) and for no consideration. If and for as long as the Transferor fails to offer and transfer the relevant Conversion Shares to the Company, the voting rights (both in the General Meeting and in class meetings), Meeting Right and rights to receive distributions attached to the relevant Conversion Shares are suspended. 6B.3 If the Transferor fails to offer and transfer the relevant Conversion Shares to the Company within thirty (30) days after the Conversion Date, the Company is irrevocably empowered and authorized to offer and transfer the relevant Conversion Shares to the Company until such transaction occurs. The Company shall immediately notify the Transferor upon proceeding with the offer and transfer of Conversion Shares to the Company in accordance with this article 6B.3. 6B.4 The Board may, from time to time, establish such policies and procedures relating to the general administration of the share capital structure as it may deem necessary or advisable, and may request that holders of Class B Common Shares furnish affidavits or other proof to the Board as it deems necessary to verify the legal and beneficial ownership of Class B Common Shares, and to confirm that a Conversion Event has not occurred. 6B.5 To the extent the Company would not be permitted under applicable law to acquire Conversion Shares in accordance with article 6B.2 or article 6B.3, as applicable, the Board shall convene a General Meeting in accordance with

7 article 26, at which meeting it shall be proposed to the General Meeting to cancel such number of Shares (held in treasury) to allow again for the acquisition of Conversion Shares as referred to in article 6B.2 or article 6B.3, as applicable. 6C Conversion of Class A Common Shares Eligible Shareholder 6C.1 During the Class A Conversion Period, each Eligible Shareholder may request the conversion of all or part of his Class A Common Shares into Class B Common Shares in the ratio set out in article 6.2 by means of a written request addressed to the Board (Class A Conversion Request). The Class A Conversion Request must: (a) indicate the number of Class A Common Shares to which the Class A Conversion Request pertains, provided the maximum number of Class A Common Shares in respect of which an Eligible Shareholder may request conversion during the Class A Conversion Period in accordance with this article 6C equals (i) for any Class A Conversion Requests submitted between the « day of « two thousand twenty-five and the thirtieth day of September two thousand twenty-six: fifty-five percent (55%) in total of the number of such Eligible Shareholder’s Convertible Class A Common Shares and (ii) for any Class A Conversion Requests submitted during the Last Conversion Quarter: the number of such Eligible Shareholder’s Convertible Class A Common Shares minus the number of Class A Common Shares already converted pursuant to this article 6C; (b) for any Class A Common Shares to which the Class A Conversion Request pertains not registered in the name of the Eligible Shareholder in the register of Shareholders as referred to in article 13, include a confirmation from the Eligible Shareholder’s Broker that such Eligible Shareholder holds a beneficial interest in such number of Class A Common Shares; (c) in the event the Eligible Shareholder is an Eligible Shareholder ADS, include proof satisfactory to the Board confirming (i) that such Eligible Shareholder qualifies as an Eligible Shareholder ADS and (ii) the number of Class A Common Shares that such Eligible Shareholder received from the JBS S.A. ADS Depositary Bank in connection with the Transaction; (d) in the event the Eligible Shareholder is an Eligible Shareholder BDR, include a document issued by the depositary of the BDRs, confirming (i) that such Eligible Shareholder qualifies as an Eligible Shareholder BDR and (ii) the number of BDRs to which such Eligible Shareholder was entitled at ten hours Brazilian time (10:00 BRT) on the BDR Record Date; and (e) include an undertaking by the Eligible Shareholder to not transfer the Class A Common Shares to which the Class A Conversion Request pertains from the date on which the Class A Conversion Request is provided to the Board until (and including) the day on which the Class A Common Shares to which the Class A Conversion Request pertains are

8 converted into Class B Common Shares in accordance with article 6C.2 or article 6C.3, as the case may be. 6C.2 Ultimately on the fifteenth (15th) Business Day following the end of each calendar quarter (with the exception of the Last Conversion Quarter), the Board will resolve (i) to convert the aggregate number of Class A Common Shares in respect of which the Board has, during the foregoing calendar quarter, received (a) Class A Conversion Request(s) satisfactory to the Board into Class B Common Shares in the ratio set out in article 6.2 and (ii) to pay up the difference between the aggregate nominal value of the Class A Common Shares to which the Class A Conversion Request(s) pertain(s) and the aggregate nominal value of the Class B Common Shares into which the Class A Common Shares are converted at the charge of the general share premium reserve maintained by the Company. 6C.3 Ultimately on the fifteenth (15th) Business Day following the end of the Last Conversion Quarter, the Board will resolve (i) to convert the aggregate number of Class A Common Shares in respect of which the Board has, during the Last Conversion Quarter, received (a) Class A Conversion Request(s) satisfactory to the Board into Class B Common Shares in the ratio set out in article 6.2, with due observance of article 6C.4, and (ii) to pay up the difference between the aggregate nominal value of the Class A Common Shares to which the Class A Conversion Request(s) pertain(s), with due observance of article 6C.4, and the aggregate nominal value of the Class B Common Shares into which the Class A Common Shares are converted at the charge of the general share premium reserve maintained by the Company. 6C.4 If the aggregate number of Class A Common Shares in respect of which (a) Class A Conversion Request(s) satisfactory to the Board has or have been received during the Class A Conversion Period would, if all Class A Common Shares to which such Class A Conversion Request(s) pertain(s) are converted into Class B Common Shares in the ratio set out in article 6.2, cause the Free Float Percentage to fall below the Minimum Free Float Percentage, the number of Class A Common Shares pertaining to each Class A Conversion Request received during the Last Conversion Quarter shall be reduced on a pro rata basis so that the aggregate number of Class A Common Shares converted into Class B Common Shares in accordance with this article 6C does not result in the Free Float Percentage falling below the Minimum Free Float Percentage. 6D Conversion of Class A Common Shares LuxCo 6D.1 During the Class A Conversion Period, LuxCo may request the conversion of all or part of its Class A Common Shares into Class B Common Shares in the ratio set out in article 6.2 by means of a written request addressed to the Board (LuxCo Class A Conversion Request). The LuxCo Class A Conversion Request must: (a) indicate the number of Class A Common Shares to which the LuxCo Class A Conversion Request pertains, provided that the maximum number of Class A Common Shares in respect of which LuxCo may request conversion during the Class A Conversion Period in accordance

9 with this article 6D equals the number of Class A Common Shares held by LuxCo at ten hours Brazilian Time (10:00 BRT) on the BDR Record Date; and (b) include an undertaking by LuxCo to not transfer the Class A Common Shares to which the LuxCo Class A Conversion Request pertains from the date on which the LuxCo Class A Conversion Request is provided to the Board until (and including) the day on which the Class A Common Shares to which the LuxCo Class A Conversion Request pertains are converted into Class B Common Shares in accordance with article 6D.2. 6D.2 Ultimately on the fifteenth (15th) Business Day following receipt of a LuxCo Class A Conversion Request, provided such LuxCo Class A Conversion Request is satisfactory to the Board, the Board will resolve (i) to convert the aggregate number of Class A Common Shares in respect of which the Board has received such LuxCo Class A Conversion Request into Class B Common Shares in the ratio set out in article 6.2, and (ii) to pay up the difference between the aggregate nominal value of the Class A Common Shares to which the LuxCo Class A Conversion Request pertains, and the aggregate nominal value of the Class B Common Shares into which the Class A Common Shares are converted at the charge of the general share premium reserve maintained by the Company. 7 Issuance of Shares 7.1 Shares shall be issued pursuant to a resolution of the Board if the Board has been designated thereto by the General Meeting for a specific period and with due observance of applicable statutory provisions. Such designation by the General Meeting must state the number of Shares that may be issued. The designation may be extended by specific consecutive periods with due observance of applicable statutory provisions. Unless otherwise stipulated at its grant, the designation may not be withdrawn. 7.2 If and insofar as the Board is not designated by the General Meeting, Shares shall be issued pursuant to a resolution of the General Meeting. The General Meeting shall, in addition to the Board, remain authorized to issue Shares if such is specifically stipulated in the resolution authorizing the Board to issue Shares as described in article 7.1. 7.3 The articles 7.1 and 7.2 shall apply by analogy to the granting of rights to subscribe for Shares, but shall not apply to an issue of Shares to a person exercising a previously granted right to subscribe for Shares. 7.4 If the resolution of the General Meeting to issue Shares or to designate the authority to issue Shares to the Board as referred to in article 7.1 is detrimental to the rights of holders of a specific class of Shares, the validity of such resolution of the General Meeting requires a prior or simultaneous approval by the group of holders of such class of Shares. 8 Pre-emptive rights 8.1 Each Shareholder shall have a pre-emptive right on any issuance of Class A Common Shares and Class B Common Shares in proportion to the aggregate amount of its Class A Common Shares and Class B Common Shares. No pre

10 emptive rights shall apply in respect of any issuance of Conversion Shares. 8.2 This pre-emptive right on any issuance of Class A Common Shares and Class B Common Shares does not apply to: (a) Shares issued to employees of the Company or a Group Company; (b) Shares that are issued against payment other than in cash; and (c) Shares issued to a person exercising a previously granted right to subscribe for Shares. 8.3 Pre-emptive rights may be limited or excluded by a resolution of the Board if the Board has been designated thereto by the General Meeting for a specific period and with due observance of applicable statutory provisions, and the Board has also been designated to issue Shares in accordance with article 7.1. The designation may be extended by specific consecutive periods with due observance of applicable statutory provisions. Unless otherwise stipulated at its grant, the designation may not be withdrawn. 8.4 If and insofar as the Board is not designated by the General Meeting, preemptive rights may be limited or excluded by a resolution of the General Meeting. The General Meeting shall, in addition to the Board, remain authorized to limit or exclude pre-emptive rights if such is specifically stipulated in the resolution authorizing the Board to limit or exclude pre-emptive rights as described in article 8.3. 8.5 When adopting a resolution to issue Shares, the General Meeting or the Board shall determine how and during which period these pre-emptive rights may be exercised, subject to Section 2:96a DCC. 8.6 Article 8 shall apply by analogy to the granting of rights to subscribe for Shares. 9 Payment on Shares 9.1 Shares may only be issued against payment in full of the amount at which such Shares are issued and with due observance of the provisions of the Sections 2:80, 2:80a and 2:80b DCC. 9.2 Payment on Shares must be made in cash if no alternative contribution has been agreed. Payment other than in cash must be made in accordance with the provisions of Section 2:94b DCC. Payment in a currency other than euro may only be made with the consent of the Company and with due observance of the provisions of Section 2:93a DCC. 9.3 Shares issued to (i) current or former employees of the Company or a Group Company, (ii) current or former Directors under an equity compensation plan of the Company and (iii) holders of a right to subscribe for Shares granted in accordance with article 7.3 may be paid-up at the expense of the reserves of the Company, notwithstanding the provisions of article 34. 9.4 The Board may perform legal acts as referred to in Section 2:94 DCC without the prior approval of the General Meeting. CHAPTER IV – OWN SHARES AND CAPITAL REDUCTION 10 Share repurchase and disposal of shares 10.1 The Company may repurchase fully paid-up Shares: (a) for no consideration; or (b) against consideration if and insofar as the Board has been authorized

11 thereto by the General Meeting for a specific period and with due observance of applicable statutory provisions. The General Meeting shall determine in its authorization how many Shares the Company may repurchase, in what manner and at what price range. 10.2 The authorization by the General Meeting is not required if the Company repurchases fully paid-up Shares for the purpose of transferring these Shares to employees of the Company or a Group Company under any applicable equity compensation plan, provided that those Shares are quoted on an official list of a stock exchange. 10.3 Any disposal of Shares by the Company shall require a resolution of the Board. Such resolution shall also stipulate any conditions of the disposal. 11 Capital reduction 11.1 The General Meeting may resolve to reduce the Company’s issued capital by (i) reducing the nominal value of Shares through amendment of these articles of association or (ii) cancelling Shares held by the Company itself. 11.2 A resolution of the General Meeting to reduce the Company’s issued capital, shall require a majority of at least two-thirds of the votes cast if less than half of the issued capital of the Company is represented at the General Meeting. 11.3 If the resolution of the General Meeting to reduce the Company’s issued capital by reducing the nominal value of Shares through amendment of these articles of association, as referred to above, is detrimental to the rights of holders of a specific class of Shares, the validity of such resolution of the General Meeting requires a prior or simultaneous approval by the group of holders of such class of Shares. CHAPTER V – TRANSFER OF SHARES 12 Transfer of shares 12.1 The transfer of Shares shall require a deed executed for that purpose and, save in the event the Company itself is a party to such legal act, written acknowledgement by the Company of the transfer. Service of notice of such deed to the Company or of a true copy or extract of such deed will be the equivalent of such acknowledgement. 12.2 Article 12.1 shall apply mutatis mutandis to the creation of a right of pledge or usufruct on a Share, provided that a right of pledge may also be created without acknowledgement by or service of notice upon the Company, in which case Section 3:239 DCC applies and the acknowledgement by or service of notice upon the Company shall replace the announcement as referred to in Section 3:239(3) DCC. 12.3 If and as long as one or more Class A Common Shares are admitted to trading on the New York Stock Exchange, or if it may reasonably be expected that one or more Class A Common Shares shall shortly be admitted to trading on the New York Stock Exchange, the Board may resolve that the laws of the State of New York, United States of America, shall apply to the property law aspects of the Class A Common Shares, as a result of which the articles 12.1 and 12.2 shall not apply to the Class A Common Shares. Such resolution and the revocation thereof shall be made available for inspection on the Company’s

12 website and at the Dutch trade register. The property law aspects of the Class A Common Shares (including the legal rules on ownership, legal title and transfer) in book-entry form, as included in the part of the register of shareholders kept by the relevant transfer agent, shall be governed by the laws of the State of New York, United States of America, in accordance with the applicable law on International Private laws as referred to in Title 10 of Book 10 DCC (Boek 10 Internationaal privaatrecht), especially Section 10:141 DCC. CHAPTER VI – SHAREHOLDERS’ REGISTER AND LIMITED RIGHTS TO SHARES 13 Shareholders’ register 13.1 The Board must keep a shareholders’ register; the Board may appoint a registrar to keep the register on its behalf. The register must be regularly updated. The shareholders’ register may be kept in several copies and in several places. Part of the register may be kept outside the Netherlands to comply with applicable local law or pursuant to stock exchange rules. 13.2 Each Shareholder’s name, address and further information as required by law or considered appropriate by the Board are recorded in the shareholders’ register. Shareholders shall provide the Board with the necessary particulars in a timely fashion. Any consequences of not, or incorrectly, notifying such particulars will be the responsibility of the Shareholder concerned. 13.3 If a Shareholder so requests, the Board shall provide the Shareholder, free of charge, with written evidence of the information in the shareholders’ register concerning the Shares registered in the Shareholder’s name. 13.4 The articles 13.2 and 13.3 shall apply by analogy to holders of a usufruct or right of pledge on one or more Shares, with the exception of a holder of a right of pledge created without acknowledgement by or service of notice upon the Company. 14 Right of pledge on Shares 14.1 Class A Common Shares and Class B Common Shares can be pledged. Conversion Shares cannot be pledged. 14.2 Subject to article 12.3 (if applicable), if a Class A Common Share is encumbered with a right of pledge, the voting rights attached to that Class A Common Share shall vest in the Shareholder, unless at the creation of the right of pledge the voting rights were granted to the pledgee. A pledgee with voting rights shall have Meeting Right. 14.3 If a Class B Common Share is encumbered with a right of pledge, the voting rights attached to that Class B Common Share may not be granted to the pledgee. 14.4 A Shareholder who as a result of a right of pledge does not have voting rights, shall have Meeting Right. A pledgee without voting rights shall not have Meeting Right. 15 Usufruct on Shares 15.1 Subject to article 12.3 (if applicable), if a usufruct is created on a Class A Common Share, the voting rights attached to that Class A Common Share shall vest in the Shareholder, unless at the creation of the usufruct the voting rights

13 were granted to the usufructuary. A usufructuary with voting rights shall have Meeting Right. 15.2 If a usufruct is created on a Class B Common Share or a Conversion Share, the voting rights attached to that Share may not be granted to the usufructuary. 15.3 A Shareholder who as a result of a usufruct does not have voting rights, shall have Meeting Right. A usufructuary without voting rights shall not have Meeting Right. 16 Depositary receipts The Company shall not cooperate with the issuance of depositary receipts for Shares. CHAPTER VII – MANAGEMENT AND SUPERVISION 17 Board: composition, appointment, suspension and dismissal 17.1 The Company shall be managed by the Board. The Board shall consist of a minimum of seven (7) and a maximum of eleven (11) Directors, of which a minimum of one (1) and a maximum of four (4) Executive Directors and a minimum of three (3) and a maximum of ten (10) Non-Executive Directors. The number of Executive Directors and the number of Non-Executive Directors shall be determined by the Board. Only individuals may be Directors. 17.2 The Executive Directors and Non-Executive Directors shall be appointed as such by the General Meeting at the nomination of the Board. A nomination by the Board shall state whether a person is nominated for appointment as Executive Director or Non-Executive Director. 17.3 A Director shall be appointed for a term of approximately one (1) year, which term of office shall lapse immediately after the close of the annual General Meeting held in the year after his appointment. A Director may be reappointed with due observance of the preceding sentence. A Non-Executive Director may be in office for a period not exceeding twelve (12) years, which period may or may not be interrupted, unless at the proposal of the Board the General Meeting resolves otherwise. 17.4 The General Meeting may at all times suspend or dismiss any Director. The Board may at all times suspend an Executive Director. 17.5 A suspension may be extended one or more times but may not last longer than three (3) months in aggregate. If at the end of that period, no decision has been taken on termination of the suspension or on dismissal, the suspension shall end. A suspension can be terminated by the General Meeting at any time. 18 Board: vacancy or inability 18.1 If the seat of an Executive Director is vacant or upon the inability of an Executive Director, the remaining Executive Directors shall temporarily be entrusted with the executive management of the Company, provided that the Board may provide for a temporary replacement. If the seats of all Executive Directors are vacant or upon the inability of all Executive Directors, the executive management of the Company shall temporarily be entrusted to the Non-Executive Directors, provided that the Board may provide for one or more temporary replacements. 18.2 If the seat of a Non-Executive Director is vacant or upon inability of a Non

14 Executive Director, the remaining Non-Executive Directors shall temporarily be entrusted with the performance of the duties and the exercise of the authorities of that Non-Executive Director, provided that the Board may provide for a temporary replacement. If the seats of all Non-Executive Directors are vacant or upon inability of all Non-Executive Directors, the General Meeting shall be authorized to temporarily entrust the performance of the duties and the exercise of the authorities of the Non-Executive Directors to one or more other individuals. 18.3 A Director shall in any event be unable to act within the meaning of the articles 18.1 and 18.2: (a) during the period for which the Director has claimed inability in writing; (b) during the Director’s suspension; or (c) during periods when the Company has not been able to contact the Director (including as a result of illness), provided that such period lasted longer than five (5) consecutive days (or such other period as reasonably determined by the Board). 19 Board: Chairman, Vice-Chairman, Global CEO, Lead Independent Director and other titles 19.1 At the nomination of the Board a Non-Executive Director shall be appointed by the General Meeting as Chairman. 19.2 The Board may appoint a Director as Vice-Chairman. If the Chairman is absent or unable to act, the Vice-Chairman, or, if the Vice-Chairman is an Executive Director, a Non-Executive Director designated by the Board, is entrusted with the duties of the Chairman. 19.3 The Board may also grant other titles to Directors, such as, in case of an Executive Director, Global Chief Executive Officer (Global CEO), and/or in case of a Non-Executive Director, Lead Independent Director. The Board may at any time revoke any such title granted to a Director. 20 Board: remuneration 20.1 The Company has a policy in respect of the remuneration of Executive Directors and Non-Executive Directors. The remuneration policy is adopted by the General Meeting at the proposal of the Board. 20.2 The remuneration of the Executive Directors shall be determined by the Board with observance of the remuneration policy adopted by the General Meeting. The Executive Directors shall not participate in the deliberations and decisionmaking regarding the determination of the remuneration of the Executive Directors. 20.3 The remuneration of the Non-Executive Directors shall be determined by the Board with observance of the remuneration policy adopted by the General Meeting. 20.4 A proposal with respect to remuneration schemes in the form of Shares or rights to subscribe for Shares shall be submitted by the Board to the General Meeting for its approval. Such proposal shall state at least the maximum number of Shares or rights to subscribe for Shares that may be granted to Directors and the criteria for making or amending such grants.

15 21 Board: tasks and duties 21.1 The Board shall be entrusted with the management of the Company and shall for such purpose have all the powers within the limits of the law that are not granted by these articles of association to others. In the performance of their tasks, the Directors shall be guided by the interests of the Company and the enterprise connected with it. 21.2 The Executive Directors are primarily responsible for all day-to-day operations of the Company. The Non-Executive Directors supervise (i) the Executive Directors’ policy and performance of duties and (ii) the Company’s general affairs and its business, and render advice and direction to the Executive Directors. The Executive Directors shall timely provide the Non-Executive Directors with the information they need to carry out their duties. 21.3 The Directors furthermore perform any duties allocated to them under or pursuant to the law or these articles of association. 21.4 With due observance of these articles of association, the Board shall adopt Board Regulations dealing with its internal organization, the manner in which decisions are taken, any quorum requirements, the composition, duties and organization of committees and any other matters concerning the Board, the Executive Directors, the Non-Executive Directors and committees established by the Board. 21.5 The Board may allocate its duties and powers among the Directors pursuant to the Board Regulations or otherwise in writing, provided that the following duties and powers may not be allocated to the Executive Directors: (a) supervising the performance of the Executive Directors; (b) making a nomination for the appointment of Directors pursuant to article 17.2; (c) determining an Executive Director’s remuneration pursuant to article 20.2; and (d) instructing an auditor pursuant to article 33.1. 21.6 Without prejudice to any other provisions of these articles of association, the Board shall require the approval of the General Meeting for resolutions regarding a significant change in the identity or nature of the Company or the enterprise connected with it, including in any event: (a) the transfer of the business enterprise, or practically the entire business enterprise, to a third party; (b) concluding or cancelling any long-lasting cooperation of the Company or a Subsidiary with any other legal person or company or as a fully-liable general partner in a partnership, provided that such cooperation or cancellation thereof is of material significance to the Company; and (c) acquiring or disposing of a participating interest in the share capital of a company with a value of at least one-third of the Company’s assets, as shown in the consolidated balance sheet with explanatory notes thereto according to the last adopted Annual Accounts, by the Company or a Subsidiary. 22 Board: decision-making

16 22.1 Resolutions of the Board shall be adopted by a simple majority of the votes cast, unless the Board Regulations provide for a qualified majority. Each Director shall have one vote. If there is a tie vote, the proposal shall be rejected. 22.2 At a meeting of the Board, a Director may only be represented by another Director holding a proxy in writing. 22.3 Meetings of the Board may be held by means of an assembly of Directors in person or by telephone, video conference or any other means of electronic communication, provided that all Directors participating in such meeting are able to communicate with each other simultaneously. Participation in a meeting held in any of the foregoing ways shall constitute presence at such meeting. 22.4 A document stating that one or more resolutions have been adopted by the Board and signed by the Chairman or by the chairperson and secretary of the particular meeting constitutes valid proof of those resolutions. 22.5 The Board may also adopt resolutions outside of a meeting, provided that such resolutions are recorded in writing or otherwise and that none of the Directors entitled to vote objects to this manner of decision-making. 22.6 A Director shall not participate in deliberations and the decision-making process in the event of a direct or indirect personal conflict of interest between that Director and the Company and the enterprise connected with it. If the Board is unable to adopt a resolution as a result of all Directors being unable to participate in the deliberations and decision-making process due to such a conflict of interest, the decision shall nevertheless be taken by the Board, but the Board shall record in writing the reasons for the resolution. 22.7 The Board may determine pursuant to the Board Regulations or otherwise in writing that one or more Directors can lawfully adopt resolutions concerning matters belonging to their duties within the meaning of Section 2:129a(3) DCC. 23 Board: indemnification 23.1 The Company shall indemnify each current or former Director in any anticipated or pending action, suit, proceeding or investigation for any claim against that Director that such Director may derive from exercising his respective duties as a Director for any and all: (a) costs and expenses, including but not limited to substantiated attorneys’ fees, reasonably incurred in relation to that Director’s defences in the relevant action, suit, proceeding or investigation or a settlement thereof; (b) liabilities, losses, damages, fines, penalties and other claims and/or financial effects of judgements against that Director, excluding any reputational damages and (other) immaterial damages; and (c) payments by that Director and/or any other financial effects resulting from a settlement of such action, suit, proceeding or investigation, excluding any reputational damages and (other) immaterial damages, subject to prior written approval of such settlement by the Company (such approval not to be unreasonably withheld), provided he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company or out of his mandate,

17 and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. 23.2 Any indemnification by the Company referred to in article 23.1 shall be made only upon a determination by the Board that indemnification of the Director is proper under the circumstances because he had met the applicable standard of conduct set forth in article 23.1. 23.3 Indemnified amounts referred to in article 23.1 under (a) until (c) inclusive may be paid by the Company in advance of the final disposition of the relevant anticipated or pending action, suit or proceeding against that Director, upon a resolution of the Board with respect to the specific case. 23.4 A Director, current or former, shall not be entitled to any indemnification as mentioned in this article 23, if and to the extent: (a) Dutch law would not permit such indemnification; (b) a competent court, a judicial tribunal or, in case of an arbitration, an arbitrator or arbitral panel has established by final judgement that is not open to challenge or appeal, that the acts or omissions of the current or former Director can be considered intentional, fraudulent, grossly negligent, willfully reckless or seriously culpable, unless this would in the given circumstances be unacceptable according to the standards of reasonableness and fairness; (c) the costs or the decrease in assets of the current or former Director are/is covered by an insurance and the insurer started payment of the costs or the decrease in assets; or (d) the Company and/or a Group Company brought the procedure in question up before the relevant court, judicial tribunal or, in case of an arbitration, arbitrator or arbitral panel, in which event he shall immediately repay any amount paid to him (in advance, as the case may be) by the Company under this article 23. 24 Representation 24.1 The Company shall be represented by the Board. The Company shall also be represented by the Director with the title of Global Chief Executive Officer acting solely or two Executive Directors acting jointly. If there is only one Executive Director in office, such Executive Director shall be authorized to represent the Company. 24.2 The Board may appoint officers with general or limited power to represent the Company. Each officer shall be competent to represent the Company, subject to the restrictions imposed on him. The Board shall determine each officer’s title. Such officers may be registered with the Dutch trade register, indicating the scope of their power to represent the Company. CHAPTER VIII – GENERAL MEETING AND CLASS MEETINGS 25 General Meeting 25.1 General Meetings can be held in Amsterdam or Haarlemmermeer (including Schiphol Airport). 25.2 The annual General Meeting shall be held each year within six months after the end of the Company’s financial year.

18 25.3 Other General Meetings shall be held as often as the Board or the Chairman deems necessary. 26 General Meeting: convocation 26.1 General Meetings are convened by the Board or the Chairman. 26.2 One or more Shareholders and/or other Persons with Meeting Right who individually or jointly represent at least the part of the Company’s issued capital prescribed by law for this purpose, may request the Board in writing to convene a General Meeting setting out in detail the matters to be discussed. If the Board has not taken the steps necessary to ensure that the General Meeting could be held within the relevant statutory period after the request, the requesting Shareholders and/or other Persons with Meeting Right may at their request be authorized by the preliminary relief judge of the district court to convene a General Meeting. 27 General Meeting: notice and agenda 27.1 The notice of a General Meeting shall be given by the Board by means of an announcement with due observance of the statutory notice period and in accordance with the law. 27.2 The notice of a General Meeting shall state the items to be dealt with, the items to be discussed and which items to be voted on, the place and time of the meeting, the procedure for participating at the meeting whether or not by written proxy-holder, the address of the website of the Company and, if applicable, the procedure for participating at the meeting and exercising one’s right to vote by electronic means of communication as referred to in article 28.4, with due observance of the relevant provisions of the law. 27.3 The notice of a General Meeting shall also state the Record Date and the manner in which the Persons with Meeting Right may procure their registration and exercise their rights. 27.4 A subject for discussion which has been requested in writing by one or more Shareholders and/or other Persons with Meeting Right who individually or jointly represent at least the part of the Company’s issued capital prescribed by law for this purpose, shall be included in the notice of the General Meeting or shall be notified in the same manner as the other subjects for discussion, provided the Company has received the request (including the reasons for such request) not later than sixty (60) days before the day of the meeting. Such written requests must comply with the conditions stipulated by the Board as posted on the Company’s website. 28 General Meeting: admittance 28.1 Those Persons with Meeting Right and those Persons with Voting Rights who are listed on the Record Date for a General Meeting as such in a register designated for that purpose by the Board, are deemed Persons with Meeting Right or Persons with Voting Rights, respectively, for that General Meeting, regardless of who is entitled to the Shares at the date of the General Meeting. 28.2 In order for a person to be able to exercise Meeting Right and the right to vote in a General Meeting, that person must notify the Company in writing of his intention to do so no later than on the date and in the manner mentioned in the

19 notice convening the General Meeting. 28.3 The Board may determine in the notice of a General Meeting that any vote cast prior to the meeting by means of electronic communication or by means of a letter, shall be deemed to be a vote cast in the meeting. Such a vote may not be cast prior to the Record Date for the General Meeting. 28.4 The Board may determine that each Person with Meeting Right has the right, in person or represented by a written proxy, to take part in, address and, to the extent applicable, to vote at the General Meeting by means of electronic communication, provided that such person can be identified via the same electronic means and is able to directly observe the proceedings and, to the extent applicable, to vote at the meeting. The Board may attach conditions to the use of the electronic communication, provided that these conditions are reasonable and necessary for the identification of the Person with Meeting Right and for the reliability and security of the communication. The conditions must be included in the notice of a General Meeting and be published on the Company’s website. 28.5 The Directors are authorized to attend the General Meeting and shall, as such, have an advisory vote at the General Meeting. 28.6 The chairperson of the General Meeting decides on all matters relating to admission to the General Meeting. The chairperson of the General Meeting may admit third parties to the General Meeting. 28.7 The Company may direct that any person, before being admitted to a General Meeting, identifies himself by means of a valid passport or other means of identification and/or should be submitted to such security arrangements as the Company may consider to be appropriate under the given circumstances. 28.8 The General Meeting may be conducted in Dutch or English as determined by the chairperson of the General Meeting. 29 General Meeting: chairperson, secretary and minutes 29.1 The General Meeting shall be presided over by the Chairman or, in his absence, the Vice-Chairman, provided that the Vice-Chairman is a Non- Executive Director. If the Vice-Chairman is also absent, if the Vice-Chairman is an Executive Director or if no Director has been appointed as Vice-Chairman, the Board shall designate a Non-Executive Director to deputize for the Chairman in his absence. If (i) the Chairman is not present at the meeting, (ii) the Vice-Chairman is not present at the meeting and/or an Executive Director and (iii) no other Director has been designated by the Board to preside over the General Meeting, the General Meeting itself shall appoint a chairperson. 29.2 The chairperson of the General Meeting shall appoint a secretary of the General Meeting. 29.3 Minutes of the proceedings at a General Meeting shall be kept by the secretary, unless a notarial record of the General Meeting is prepared at the request of the Board. The minutes shall be adopted by the chairperson and the secretary of the General Meeting and shall be signed by them as evidence thereof. A document stating that one or more resolutions have been adopted by the General Meeting and signed by the chairperson and secretary of the particular

20 meeting constitutes valid proof of those resolutions. 30 General Meeting: decision-making 30.1 Each Class A Common Share confers the right to cast one (1) vote at the General Meeting and each Class B Common Share confers the right to cast ten (10) votes at the General Meeting. If and to the extent voting rights are not suspended, each Conversion Share confers the right to cast nine (9) votes at the General Meeting. 30.2 To the extent the law or these articles of association do not require a qualified majority, all resolutions of the General Meeting shall be adopted by a simple majority of the votes cast. 30.3 The chairperson of the General Meeting shall decide on the method of voting. 30.4 Abstentions, blank votes and invalid votes shall not be counted as votes. 30.5 The ruling by the chairperson of the General Meeting on the outcome of a vote shall be decisive. 30.6 All disputes concerning voting for which neither the law nor these articles of association provide a solution are decided by the chairperson of the General Meeting. 30.7 No votes may be cast at the General Meeting for a Share held by the Company or a Subsidiary, nor for any Share for which the Company or a Subsidiary holds the depositary receipts. The Company or a Subsidiary may not cast a vote in respect of a Share on which it holds a right of pledge or a usufruct. However, holders of a right of pledge or a usufruct on Shares held by the Company or a Subsidiary are not excluded from voting, if the right of pledge or the usufruct was created before the Share belonged to the Company or a Subsidiary. 30.8 When determining how many votes are cast by Shareholders, how many Shareholders are present or represented, or which part of the Company’s issued capital is represented at the General Meeting, no account shall be taken of Shares for which, pursuant to the law or these articles of association, no vote can be cast. 31 Class meetings 31.1 The provisions of these articles of association with respect to General Meetings, save for article 25.2, shall apply mutatis mutandis to a meeting of holders of Class A Common Shares and other persons entitled to attend such meeting. 31.2 The provisions of these articles of association with respect to General Meetings, save for article 25.2 and article 28.5, shall apply mutatis mutandis to a meeting of holders of Class B Common Shares or a meeting of holders of Conversion Shares (as applicable) and other persons entitled to attend such meeting, provided that the applicable meeting shall appoint its own chairman, and furthermore provided that for as long as Class B Common Shares or Conversion Shares (as applicable) are not admitted to listing and trading on a stock exchange with the cooperation of the Company: (a) notice of a meeting as referred to in this article shall be given no later than on the fifteenth day before the date of the meeting and the convocation notice shall be sent to the addresses as included in the

21 shareholders’ register; (b) resolutions may be adopted in writing without holding a meeting as referred to in this article, provided such resolutions are adopted by the unanimous vote of all holders of Class B Common Shares entitled to vote or Conversion Shares entitled to vote (as applicable); and (c) valid resolutions may be adopted if the formalities for convening and holding of meetings as referred to in this article have not been complied with, if adopted by unanimous vote in a meeting at which all issued and outstanding Class B Common Shares or Conversion Shares (as applicable) are represented. CHAPTER IX – FINANCIAL YEAR, ANNUAL ACCOUNTS AND AUDITOR 32 Financial year and annual accounts 32.1 The Company’s financial year shall be the calendar year. 32.2 Annually, within the term set by law, the Board shall prepare the Annual Accounts. The Annual Accounts must be accompanied by an auditor’s statement as referred to in article 33.3, the Management Report, and the additional information to the extent that this information is required. 32.3 The Annual Accounts shall be signed by the Directors; if one or more of their signatures is lacking, this shall be stated, giving the reasons therefor. 32.4 The Annual Accounts shall be adopted by the General Meeting. 33 Auditor 33.1 The General Meeting shall instruct an Auditor to audit the Annual Accounts. If the General Meeting fails to issue the instructions to an Auditor, the Board shall be authorized to do so. The Executive Directors shall not participate in the deliberations and decision-making regarding instructing an Auditor to audit the Annual Accounts. 33.2 The instructions issued to the Auditor may only be revoked by the General Meeting and, if the Board issued the instructions, by the Board, for valid reasons and in accordance with Section 2:393(2) DCC. 33.3 The Auditor shall report the findings of the audit to the Board and present the results of the audit in a statement on the true and fair view provided by the Annual Accounts. CHAPTER X – RESULT AND DISTRIBUTIONS 34 Profits and distributions 34.1 Distribution of profits shall be made after adoption of the Annual Accounts from which it appears that the same is permitted. 34.2 Distributions may be made only to the extent the Company’s equity exceeds the sum of its paid up and called up part of its issued capital and the reserves which must be maintained pursuant to the law. 34.3 The Board may determine which part of the profits shall be reserved, with due observance of the Company’s policy on reserves and dividends. The Company may have a policy on reserves and dividends to be determined and amended by the Board. 34.4 The General Meeting may resolve to distribute any part of the profits remaining after reservation in accordance with article 34.3. If the General Meeting does

22 not resolve to distribute these profits in whole or in part, such profits (or any profits remaining after distribution) shall also be reserved. 34.5 The Board may resolve to make distributions from the share premium reserve or other distributable reserves maintained by the Company. 34.6 The Board may resolve to make interim distributions on Shares, provided that an interim statement of assets and liabilities drawn up in accordance with the statutory requirements shows that the requirement of article 34.2 has been fulfilled, and with observance of (other) applicable statutory provisions. 34.7 The Board may resolve that a distribution on Shares shall not be paid in whole or in part in cash but in kind or in the form of Shares, or decide that Shareholders shall be given the option to receive the distribution in cash or in kind and/or in the form of Shares (and with due observance of articles 7 and 8), and may determine the conditions under which such option can be given to the Shareholders. 34.8 In calculating the amount of any distribution on Shares, Shares held by the Company shall be disregarded, unless such Shares are encumbered with a usufruct or right of pledge. 34.9 Any and all distributions of profit on the Class A Common Shares and Class B Common Shares shall be made in such a way that on each Class A Common Share and each Class B Common Share an equal amount or value will be distributed, provided that and with observance of the following order of priority: (a) in the event of the General Meeting resolving to distribute any part of the profits in accordance with article 34.4, for each issued and outstanding Conversion Share an amount equal to one percent (1%) of the nominal value of such Conversion Share shall first be added to the dividend reserve maintained for the holders of Conversion Shares (Conversion Share Allocation); and (b) following the Conversion Share Allocation, no further distribution shall be made on Conversion Shares, nor shall any profit be added to the dividend reserve maintained for the holders of Conversion Shares, in respect of such financial year. 35 Notices and payments 35.1 The date on which dividends and other distributions shall be made payable shall be announced in accordance with the law and published on the Company’s website. 35.2 Distributions shall be payable on the date determined by the Board. 35.3 The persons entitled to a distribution shall be the relevant Shareholders, holders of a usufruct on Shares and holders of a right of pledge on Shares, at a date to be determined by the Board for that purpose. This date shall not be earlier than the date on which the distribution was announced. 35.4 Distributions which have not been claimed upon the expiry of five (5) years and one (1) day after the date when they became payable will be forfeited to the Company and will be carried to the reserves. 35.5 The Board may determine that distributions on Shares will be made payable either in euro or in another currency.

23 CHAPTER XI – AMENDMENT OF THE ARTICLES OF ASSOCIATION, DISSOLUTION AND LIQUIDATION 36 Amendment of the articles of association 36.1 The General Meeting may resolve to amend these articles of association at the proposal of the Board. 36.2 If a proposal to amend these articles of association is to be submitted to the General Meeting, the notice of such meeting must state so and a copy of the proposal, including the verbatim text thereof, shall be deposited and kept available at the Company’s office for inspection by, and must be made available free of charge to, Shareholders and other Persons with Meeting Right, until the conclusion of the meeting. An amendment of these articles of association shall be laid down in a notarial deed. 37 Dissolution and liquidation 37.1 The General Meeting may resolve to dissolve the Company at the proposal of the Board. 37.2 If the Company is dissolved pursuant to a resolution of the General Meeting, the Directors shall become liquidators of the dissolved Company’s property. The General Meeting may decide to appoint other persons as liquidators. 37.3 During liquidation, to the extent possible these articles of association shall continue to apply. 37.4 The balance remaining after payment of the debts of the dissolved Company shall be transferred pro rata in proportion to the number of Class A Common Shares and Class B Common Shares held by each Shareholder. 38 Federal forum provision Unless the Board consents in writing to the selection of an alternative forum for the resolution of a specific complaint, the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended, or the United States Securities Exchange Act of 1934, as amended, to the fullest extent permitted by applicable law, shall be the federal district courts of the United States of America. 39 Transitional provision I Until such time as of which at least three (3) Non-Executive Directors are registered with the trade register of the Dutch Chamber of Commerce, Article 17.1 of these articles of association shall read as follows: “17.1 The Company shall be managed by the Board. The Board shall consist of a minimum of two (2) and a maximum of eleven (11) Directors, of which a minimum of one (1) and a maximum of four (4) Executive Directors and a minimum of one (1) and a maximum of ten (10) Non-Executive Directors. The number of Executive Directors and the number of Non-Executive Directors shall be determined by the Board. Only individuals may be Directors.”. 40 Transitional provision II As of the first day of January two thousand twenty-seven, Article 1 of these articles of association shall be amended and read as follows: “1 Definitions

24 1.1 In these articles of association the following words shall have the following meanings: Annual Accounts: the Company’s annual accounts as referred to in Section 2:361 DCC; Auditor: an auditor as referred to in Section 2:393 DCC, or an organization in which such auditors work together; Board: the Company’s board of directors; Board Regulations: the written rules and regulations adopted by the Board as referred to in article 21.4; Chairman: the Non-Executive Director appointed as Chairman; Class A Common Share: an ordinary class A share in the Company’s share capital; Class B Common Share: an ordinary class B share in the Company’s share capital; Company: the Company to which these articles of association pertain; Conversion Date: (i) if the Company is a party to the deed whereby the transfer of one or more Class B Common Share(s) that qualifies as a Conversion Event are transferred, the date of such deed, or (ii) if the Company is not a party to the deed whereby the transfer of one or more Class B Common Share(s) that qualifies as a Conversion Event are transferred, the date of service of notice of such deed, a true copy of such deed or an extract of such deed to the Company, in accordance with Article 12.1; Conversion Event: the occurrence of any transfer of a Class B Common Share upon the enforcement of a security interest (including, but not limited to, a right of pledge) over such Class B Common Share; Conversion Request: shall have the meaning given thereto in article 6A; Conversion Share: a conversion share in the Company’s share capital; Conversion Share Allocation: has the meaning given thereto in article 34.9 paragraph (a); DCC: the Dutch Civil Code; Director: an Executive Director or a Non-Executive Director; Executive Director: a member of the Board appointed as executive director; General Meeting: the corporate body of the Company consisting of Shareholders and all other Persons with Meeting Right or a meeting of Shareholders and other Persons with Meeting Right, as the case may be; Group Company: a group company of the Company as referred to in Section 2:24b DCC; in writing: by letter, by telecopier, by e-mail, or by a legible and reproducible message otherwise electronically sent, provided that the identity of the sender can be sufficiently established;

25 Management Report: the Company’s management report as referred to in Section 2:391 DCC; Meeting Right: the right, either in person or by proxy authorized in writing, to attend and address the General Meeting; Non-Executive Director: a member of the Board appointed as nonexecutive director; Persons with Meeting Right: Shareholders, holders of a usufruct with Meeting Right and holders of a right of pledge with Meeting Right; Persons with Voting Rights: Shareholders with voting rights, holders of a usufruct with voting rights and holders of a right of pledge with voting rights in the General Meeting; Record Date: the twenty-eighth day prior to the date of a General Meeting, or such other day as prescribed by law; Share: a share in the Company’s share capital, unless the contrary is expressed this shall include each Class A Common Share, each Class B Common Share and each Conversion Share; Shareholder: a holder of one or more Shares; Subsidiary: a subsidiary of the Company as referred to in Section 2:24a DCC; Transferor: shall have the meaning given thereto in article 6B; and Vice-Chairman: the Director appointed as Vice-Chairman.”. 41 Transitional provision III As of the first day of January two thousand twenty-seven, Article 5 paragraph 4 of these articles of association shall be deleted and the paragraphs 5 through 7 (old) of Article 5 shall be renumbered paragraphs 4 through 6 (new). At the same time, Article 5 paragraph 4 (new) shall be amended and read as follows: “5.4 Within eight days after a conversion of one or more Class B Common Shares into Class A Common Shares and Conversion Shares referred to in article 6, the Board shall (i) file a notification thereof with the Dutch trade register, which notification must at least include the authorized capital following the conversion, and (ii) register the conversion in the register of Shareholders as referred to in article 13.”. 42 Transitional provision IV As of the first day of January two thousand twenty-seven, Article 6 of these articles of association shall be amended and read as follows: “6 Conversion of Shares Each Class B Common Share can be converted into one (1) Class A Common Share and one (1) Conversion Share, subject to the provisions of this article 6. Class A Common Shares and Conversion Shares cannot be converted into other classes of Shares. 6A Voluntary conversion of Class B Common Shares 6A.1 Each holder of one or more Class B Common Shares may request the conversion of all or part of his Class B Common Shares into Class A Common Shares and Conversion Shares in the ratio set out in article 6 by means of a written request addressed to the Board (Conversion

26 Request). The Conversion Request must: (a) indicate the number of Class B Common Shares to which the Conversion Request pertains; (b) include a release in advance of the encumbrance that may vest on any Conversion Shares resulting from the conversion of Class B Common Shares in accordance with this article 6A, if (part of) the Class B Common Shares to which the Conversion Request pertains are encumbered with any usufruct, right of pledge, attachment or other encumbrance; and (c) provide for an irrevocable and unconditional power of attorney from the requesting Shareholder to the Company, with full power of substitution and governed by Dutch law, to perform the acts described in article 6A.2 paragraph (b) on behalf of such Shareholder. 6A.2 Subject to article 6A.3: (a) upon receipt of a Conversion Request satisfactory to the Board, the Board shall, as soon as reasonably possible, resolve to convert the number of Class B Common Shares to which the Conversion Request pertains into Class A Common Shares and Conversion Shares in the ratio set out in article 6; and (b) promptly following such conversion, the requesting Shareholder shall be obliged to offer and transfer the Conversion Shares to the Company for no consideration and the Company shall accept such Conversion Shares. 6A.3 To the extent the Company would not be permitted under applicable law to acquire Conversion Shares in accordance with article 6A.2 paragraph (b), the Board shall, as soon as reasonably possible, convene a General Meeting in accordance with article 26, at which meeting it shall be proposed to the General Meeting to cancel such number of Shares (held in treasury) to allow again for the acquisition of Conversion Shares as referred to in article 6A.2 paragraph (b). 6B Mandatory conversion of Class B Common Shares 6B.1 A Class B Common Share shall automatically convert into one (1) Class A Common Share and one (1) Conversion Share upon the occurrence of a Conversion Event in respect of such Class B Common Share, subject to the provisions of this article 6B and with effect as of the Conversion Date. 6B.2 If at any time a Conversion Share is held by anyone other than the Company following a Conversion Event, such holder of Conversion Shares (Transferor) shall be obliged to offer and transfer such Conversion Shares to the Company unencumbered (without any usufruct, right of pledge, attachment or other encumbrance and without depositary receipts issued for such Conversion Shares) and for no consideration. If and for as long as the Transferor fails to offer and transfer the relevant Conversion Shares to the Company, the voting

27 rights (both in the General Meeting and in class meetings), Meeting Right and rights to receive distributions attached to the relevant Conversion Shares are suspended. 6B.3 If the Transferor fails to offer and transfer the relevant Conversion Shares to the Company within thirty (30) days after the Conversion Date, the Company is irrevocably empowered and authorized to offer and transfer the relevant Conversion Shares to the Company until such transaction occurs. The Company shall immediately notify the Transferor upon proceeding with the offer and transfer of Conversion Shares to the Company in accordance with this article 6B.3. 6B.4 The Board may, from time to time, establish such policies and procedures relating to the general administration of the share capital structure as it may deem necessary or advisable, and may request that holders of Class B Common Shares furnish affidavits or other proof to the Board as it deems necessary to verify the legal and beneficial ownership of Class B Common Shares, and to confirm that a Conversion Event has not occurred. 6B.5 To the extent the Company would not be permitted under applicable law to acquire Conversion Shares in accordance with article 6B.2 or article 6B.3, as applicable, the Board shall convene a General Meeting in accordance with article 26, at which meeting it shall be proposed to the General Meeting to cancel such number of Shares (held in treasury) to allow again for the acquisition of Conversion Shares as referred to in article 6B.2 or article 6B.3, as applicable.”.